Form 20-F
period 2025-12-31
BRBI BR Partners S.A.
filed 2026-04-30
CIK 2058601

As filed with the Securities and Exchange Commission on April 30, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

BRBI BR Partners S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

3,732, Floor 28, CEP 04538-132
Avenida Brigadeiro Faria Lima
São Paulo, Brazil
(Address of Principal Executive Offices)

José Flávio Ferreira Ramos, Chief Financial Officer

3,732 Avenida Brigadeiro Faria Lima,

Floor 28, CEP 04538-132
São Paulo, Brazil
Telephone: +55 (11) 3704-1000
Email: ri@brpartners.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Units, each composed of one common share, no par value, and two preferred shares, no par value	--	Nasdaq Stock Market LLC[1]
Common Shares, no par value	--
Preferred Shares, no par value	--
American Depositary Shares, each representing four units (or a right to receive four units), each of which is composed of one common share, no par value, and two preferred shares, no par value, of BRBI BR Partners S.A.	BRBI	Nasdaq Stock Market LLC

[1]	Not for trading, but only in connection with the listing of the American Depositary Shares on the Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2025, there were 200,546,184 common shares, with no par value and 114,440,928 preferred shares, with no par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.  Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

i

PART I

INTRODUCTION

Except where the context otherwise requires, in this annual report references to: (1) “BR Partners,” “BR Partners group,” “we,” “us,” “our” and the “Company” are to BRBI BR Partners S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, and its direct and indirect subsidiaries; (2) our “units,” “common shares” and “preferred shares” are to the units, common shares and preferred shares, respectively, of BRBI BR Partners S.A. ; (3) our “controlling shareholders” are to (i) BR Partners Holdco Participações S.A. a corporation (sociedade anônima) incorporated under the laws of Brazil, or BR Holdco and (ii) Black River Holdings e Investimentos Ltda., a limited liability company (sociedade limitada ) incorporated under the laws of Brazil, or Black River; (4) the “underlying securities” are to the units, common shares and preferred shares underlying the ADSs; (5) the “ADS deposit agreement” are to the deposit agreement entered into in respect of our ADSs and (6) our “unit deposit agreement” are to the deposit agreement entered into in respect of our units.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. All references to “Brazilian Central Bank” are to the Brazilian Central Bank (Banco Central do Brasil).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais, which is our functional currency (the currency of the primary economic environment in which we operate) as well as our reporting currency. We prepare our audited consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IFRS Accounting Standards.

Financial Statements

Unless otherwise noted, the financial information contained in this annual report has been derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for each year in the three-year period ended December 31, 2025, and the notes thereto, included elsewhere in this annual report, or our Audited Consolidated Financial Statements.

Market and Other Information

This annual report contains information, including statistical and other information relating to the industry in which we operate, obtained from reports prepared by independent consultants, governmental agencies and general publications, including reports and general publications of the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Bloomberg L. P., or Bloomberg, Fundação Getúlio Vargas, or FGV, Dealogic Ltd., or Dealogic, Mergermarket Limited, or Mergermarket, Thomson Reuters Corp., or Thomson, the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, Uqbar Educação e Informação Financeira Avançada Ltda., or Uqbar, and the Brazilian Private Equity & Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP, among others.

We believe that these sources of information are reasonably reliable, and we have no reason to believe that any of this information is inaccurate in any material respect, however, we have not independently verified this information.

Rounding Adjustments

Certain percentages and other amounts included in this annual report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them. Any discrepancies between totals and sums are due to rounding.

Compound Annual Growth Rate

We have included elsewhere in this annual report the compound annual growth rate, or CAGR, for certain metrics, including our profit for the period, mergers and acquisitions, or M&A, transaction volume, and capital markets transaction volume. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements. We calculate CAGR as the final balance of a certain metric (e.g., total revenue) at the end of an applicable period of time divided by the initial balance at the beginning of the applicable period of time, raised to the power of one divided by the applicable period of time, minus one.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

●	economic, political and social conditions, including, for example, the military conflict between Russia and Ukraine and the military conflicts in the Middle East (including the recent conflict between Iran and Israel and the United States’ military actions against Iran), the potential outbreaks of communicable diseases around the world, and the impact of such conditions on the global economy and consumption patterns (including, but not limited to their impact on unemployment rates, interest rates, monetary policies and inflation in Brazil);

●	factors such as inflation, interest rates, exchange rates, employment levels, population growth, consumer confidence and liquidity in the capital markets;

●	our ability to execute our business strategies, financial plans and investment policies;

●	government interventions that alter the economic, tax, tariff or regulatory environment in Brazil;

●	our ability to maintain and improve our performance;

●	trends and competition in the banking and financial services industry in Brazil;

●	our ability to remain competitive in our industry;

●	the impact of future legislation and regulations on our business, including with respect to applicable capital requirements;

●	our capitalization levels;

●	adverse legal or regulatory proceedings or disputes;

●	our ability to hire, effectively compensate and retain our key personnel;

●	unforeseen events (force majeure) that affect Brazil;

●	our ability to detect and prevent money laundering, as well as other illegal activities;

●	our ability to protect personal data;

●	our ability to protect our reputation;

●	our dependence on the correct functioning of our information technology systems; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

The list above is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this annual report. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this annual report. The forward-looking statements contained in this annual report are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this annual report or other specified date and speak only as of such date. We disclaim any intention or obligation to update or revise any forward-looking statements in this annual report as a result of new information or future events, except as may be required under applicable securities law.

Forward-looking statements in this annual report are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this annual report. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors.”

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Us

Global economic slowdowns arising from, among other factors, interest rates, credit availability, inflation rates, economic and political uncertainty, changes in laws, tariffs, trade barriers and global conflicts, may adversely affect the performance of our business operations.

Our business operations are materially affected by global financial markets and economic conditions or events, such as interest rates, credit availability, inflation rates, economic and political uncertainty, changes in laws, tariffs, trade barriers and global conflicts, such as the current trade conflicts between the United States and its global trading partners, including China, commodity prices, and national and international political events. Future market conditions may be less favorable compared to current and historical market conditions. In the event of a global economic slowdown, our clients may elect to no longer purchase our products and services or may no longer have the financial ability to pay for products and services they have acquired, which may adversely affect our business and financial condition.

In investment banking operations, significant market volatility can considerably impact the decision-making processes of companies contemplating Merger & Acquisitions (“M&A”) transactions and reduce the total number and volume of securities offerings, M&A transactions, advisory fees, subscription fees, and other financial services. Accordingly, any such volatility may decrease demand for, and revenue generated from, investment banking advisory services. For example, in 2021, the average interest rate in Brazil was 4.6%, and according to Thomson Reuters, the number of M&A transactions in Brazil peaked at 1,299 transactions. However, with the deterioration of the economy, the average interest rate in 2025 in Brazil increased to 14.4%, while the number of closed M&A transactions decreased to 1,052 during this period according to Thomson Reuters. In our capital markets operations, high interest rates and macroeconomic deterioration can increase risks associated with the corporate debt market, including increased default rates and more frequent renegotiations of debt contracts, such as renegotiations arising from force majeure claims. These risks may reduce investor demand for debt issuances and delay issuances of debt securities.

Moreover, our treasury sales & structuring operations may be materially adversely affected by fluctuations in financial markets and economic conditions. During periods of market volatility, companies typically contract hedging instruments. However, if the economic deterioration exceeds expectations, companies may face operational difficulties or be unable to meet their debt service obligations and other expenses, including amounts payable to us. This scenario can lead to downgrades in the credit ratings of our clients, driven by credit deterioration and defaults across various sectors. Any such downgrades, credit deterioration or defaults may result in significant increases in margin calls under derivative agreements and elevate the cost and/or reduce the effectiveness of hedging instruments.

In addition, adverse fluctuations in financial markets and economic conditions can adversely affect the trading, volatility and liquidity of securities, thereby adversely affecting our wealth management and investment operations. Unfavorable market conditions may limit opportunities to exit private investments in illiquid assets within our investment operations. Increased market volatility can reduce returns on assets managed by our wealth management operations, potentially decreasing our wealth under advisory, or WuA, due to a decline in our clients’ appetite for risk, which, in turn, can affect the fees we charge (typically based on portfolio value) and adversely affect our financial results.

Changes to U.S. international trade and investment policies, particularly with important trading partners, have created, and may continue to create, uncertainty in global commerce, financial markets and the business environment. During the past year, the United States has introduced or threatened to introduce significantly higher tariffs on most countries around the world, including on imports from China, and continues to use tariffs or the threat thereof as a means of pursuing foreign policy, economic or other objectives. In response, other countries have introduced or threatened to introduce retaliatory tariffs against the United States. While some of the tariffs announced by the United States and other countries have been suspended as a result of completed or pending negotiations, in general the United States has introduced tariffs on all non-U.S. origin goods, with certain exceptions. Continued or escalating tensions may result in further actions taken by the U.S. or other countries, including China, that could disrupt international trade and investment and adversely affect financial markets. Those actions could include, among others, the implementation of or increase in sanctions, tariffs or foreign exchange measures, the large-scale sale of U.S. Treasury securities or other restrictions on cross-border trade, investment, or transfer of information or technology. Any such developments could materially adversely affect our or our clients’ businesses, investor sentiment and capital markets and M&A activity levels, which could in turn, materially adversely affect our financial condition, liquidity and results of operations.

Our ability to retain our key professionals is critical to our success. Our ability to grow and to compete effectively may depend on our ability to attract new professionals.

Our professionals are critical for the development of our business and our success, and our ability to compete effectively is dependent upon the efforts of our key management and employees. Accordingly, our growth and future success depend, to a large extent, on our ability to retain and motivate our management and employees and to strategically hire, retain and motivate new professionals. We may not succeed in our efforts to hire, retain and motivate professionals. Our ability to attract, retain and motivate qualified professionals is dependent on our ability to offer attractive incentives and opportunities.

The incentives we provide may not enable us to attract, retain and motivate effectively professionals, particularly where our performance levels are less than those of our competitors. Our business, results of operations and financial condition may be materially adversely affected to the extent we are unable to retain or attract qualified professionals.

Our wealth management operations may be adversely affected by the low performance of wealth management products we offer.

Below-expected investment returns of assets under the management of our wealth management operations may affect our ability to maintain active clients and attract new wealth management clients. Our revenue generation and growth in this area may be affected by the departure of clients and any difficulty we experience in attracting new clients.

The return on assets of our investment operations may decline.

Declines in the fair value of assets held within our investment operations adversely affects the financial performance of these operations. Moreover, the negative performance of our investment operations also has an adverse effect on our ability to attract new investors or to raise additional funds from existing investors. These factors, in turn, have an adverse effect on the management and performance fees we receive, which depend on the value of our assets under management, or AuM.

Several factors (such as general price decreases in the broader securities markets or in the market sectors in which our AuM are concentrated) may also reduce the amount of capital we invest in illiquid assets and our AuM, and, as a result, adversely affect our revenue. We cannot predict whether market volatility will result in substantial and long-term declines in the broader securities markets or in the market sectors in which our AuM are concentrated. These risks may adversely affect our financial condition and results of operations.

The revenue we generate from the management of funds in our investment operations within our investments and wealth management business line may decline as a result of market downturns.

Within our investments and wealth management business line, we raise the funds we invest in our investment operations from our clients and also invest our own capital, which exposes us to the risks and returns of our investments. Our ability to execute new investments is subject to several uncertainties, such as adverse market or economic conditions, our ability to raise funds from third parties, competition from other investors and our ability to identify and negotiate investment opportunities with investment targets.

Market downturns may in the future lead to a reduction in the volume of investments we make on behalf of our clients and, consequently, in the revenue we generate from the related fund management services we provide. Moreover, a market downturn may adversely affect fundraising for new investments or capital increases as a result of the migration of clients to more traditional asset classes that are subject to less risk or have higher liquidity. Because the management fees charged by our subsidiaries that are qualified to manage third-party funds are typically based on our clients’ capital, the materialization of any of these risks may reduce our revenue, adversely affecting our financial condition. We may be unable to successfully invest client funds or maintain the earnings they generate from such investments.

The management and performance fees we generate from the investment funds we manage depend on the ability of such investment funds to evaluate and make optimal investment decisions.

There is minimal public information available regarding privately held companies and the investment funds we manage must obtain adequate information to assess potential returns on their investments in these companies. If the investment funds we manage are unable to obtain all of the material information they require, they may be unable to make well-informed investment decisions, which may result in the loss of their capital and reduce the management and performance fees we earn from the investment funds we manage.

Moreover, a substantial period is required to identify, negotiate and benefit from attractive investment opportunities, as well as to structure the funds to make such investments. These factors may adversely affect the return on the investments made by the investment funds we manage as well as on the revenue we generate from management and performance fees.

In addition, through our investment operations, the investment funds we manage acquire interests in small and mid-size companies as part of our business strategy. The investment funds we manage may encounter difficulties in identifying attractive targets or be unable to purchase the desired business or assets under acceptable economic conditions. They may also be unable to make certain investments if their efforts in attracting investors to the intended investment are not successful. Moreover, the investment funds we manage invest in Brazil-based companies that are subject to adverse changes in economic conditions in Brazil, including increases in taxes, significant economic downturns or deterioration in the financial condition of these companies and their respective industries.

Our operations may be adversely affected to the extent that private equity funds we manage sell their investments at lower-than-anticipated prices.

We manage private equity funds within our investment operations. Fluctuations in financial markets, which are beyond our control, can materially affect market liquidity and demand for private equity investments, which may, in turn, adversely affect the profitability of these private equity funds upon the sale of their investments, potentially resulting in these funds selling such investments at lower-than-anticipated prices, which could adversely affect our operations as a result of any decrease in our fund management fees. Furthermore, our profitability may be constrained by fixed costs if restrictive market conditions persist for an extended period.

The ability of these private equity funds to sell their investments may be impaired by the sale of similar assets by other investment firms in the market at the same time. As a result, the private equity funds we manage may be unable to realize gains on their investments and we may be unable to receive management and/or performance fees in relation to these funds, which may adversely affect us. Moreover, any gains on our investments may be insufficient to offset any investment losses we incur.

The investees of the investment funds we manage are exposed to operating and financial risks, which may adversely affect the return on their investments, and consequently the management and performance fees earned by our investment operations.

The performance of our investment operations is directly tied to the fund management and performance fees we receive from the investment funds these operations manage. The assets in which those funds invest are generally exposed to risks beyond our control, inherent to their operations and the businesses and industries in which these assets operate. These risks may adversely affect the investment funds we manage and, consequently, our overall results.

Operational risks include potential decreases in the investees’ revenue or increases in their costs and expenses due to market conditions or competition.

Legal risks arise from inadequate or deficient agreements executed by investees, sanctions from non-compliance with legal obligations, and indemnification paid to third parties due to damages caused by the investee. Additionally, natural disasters or criminal acts (such as fires and theft) pose significant risks.

Financial risks arise from the possibility that the investee suffers losses due to difficulties in obtaining financing or refinancing existing credit lines, interest rate variations, credit risk, exchange rate fluctuations and other factors that may impact our investees’ results and their access to capital.

The materialization of any of these risks in relation to the investees of the investment funds we manage may materially adversely affect our business and results of operations.

Our insurance policies and/or coverages may be insufficient to protect us against substantial losses.

There can be no assurance that our insurance coverage will be available or sufficient to cover any damages arising from losses related to risks inherent to our operations, including engineering risks and fires, among other risks. Moreover, our insurance policies do not cover certain risks, including those related to cybersecurity, war, acts of God, force majeure or business interruptions, and we may be required to pay fines and other penalties in the event we default on obligations that are not covered by our insurance policies. In the event of an operational incident or strike by our employees, any resulting business interruption may adversely affect our financial condition and business.

In addition, there can be no assurance that we will be able to maintain or renew our insurance policies. Even if we are able to renew our insurance policies, we may be unable to renew them under the same conditions, at reasonable commercial rates or on acceptable terms, including in relation to the scope of coverage, which may adversely affect our business, results of operations and financial condition.

We are exposed to risks associated with non-compliance with the General Personal Data Protection Law and may be adversely affected by the imposition of fines and other types of sanctions.

We are subject to the Brazilian General Personal Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or the LGPD. The LGPD regulates the treatment of personal data in Brazil through a regulatory system that impacts all economic sectors and establishes the rights of personal data holders, the circumstances in which the processing of personal data is permitted, requirements relating to security incidents, leaks and data transfers, the transferring and sharing of personal data and administrative sanctions that may be applied by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the ANPD, in the event of non-compliance. The ANPD is the governmental agency responsible for establishing guidelines and ensuring compliance with data protection standards in Brazil.

Non-compliance with any provision of the LGPD carries certain risks, particularly in cases of security incidents resulting in unauthorized access to personal data, including: individual or class lawsuits seeking compensation for damages arising from violations of the LGPD or other data protection legislation; as well as penalties under the Brazilian Consumer Protection Code (Código de Defesa do Consumidor) and the Brazilian Civil Framework of the Internet (Marco Civil da Internet).

Moreover, in the event we fail to comply with the LGPD, we may be subject to sanctions established by the LGPD, which may include:

●	warnings (and the requirement to adopt corrective measures within a prescribed period of time);

●	duty to disclose the incident;

●	partial suspension of our database for a prescribed period of time;

●	suspension of data treatment activities for up to six months, which may be extended for additional six months; and

●	temporary blockage and/or elimination of personal data from our database and a fine of up to 2% of the total revenue of the applicable company, our economic group or conglomerate in Brazil in the most recent fiscal year, excluding taxes, up to an aggregate amount of R$50 million per offense.

In addition, we may be held individually or jointly and severally liable for individual or collective material and punitive damages resulting from non-compliance with our obligations under the LGPD. Any administrative sanctions imposed on us or judicial decisions rendered against us may have a material adverse effect on our financial condition and our reputation in the market.

Also, information security incidents may result in the unlawful disclosure of information regarding us, as well as information regarding our clients, employees and third parties. Information security incidents may result in downtime of our servers or operations, or the unintended disclosure of commercial data and/or other sensitive information, which could adversely affect our financial results and reputation.

In light of the foregoing, any breach of security or any failure involving misuse, loss or other unauthorized disclosure of personal data, as well as noncompliance with the applicable data protection rules could adversely affect our reputation, exposing us to legal risk and negative publicity, interruptions to our operations and business harm.

We may not pay dividends to our shareholders.

Pursuant to our bylaws, we are required to distribute 25% of our annual adjusted net profit as mandatory minimum dividends in accordance with Law No.6,404 dated December 15, 1976, as amended by Brazilian Law No.11,638/07 and Brazilian Law No.11,941/09, as amended, or the Brazilian Corporations Law.

Because we are a holding company, our results are directly dependent on the operations, activities and results of our subsidiaries, which are subject to certain specific business risks. Our ability to comply with our financial obligations and pay dividends to our shareholders is therefore dependent on the distribution of profits we receive from our subsidiaries. There can be no assurance that such funds will be distributed to us or that they will be sufficient to enable us to comply with our financial obligations and to pay dividends to our shareholders.

However, we may be unable to distribute dividends or be required to distribute dividends in an amount less than the mandatory dividend in the event, among other scenarios:

●	our profit is capitalized, used to offset losses incurred in prior years or withheld in accordance with the Brazilian Corporations Law;

●	our subsidiaries fail to distribute profits or distribute profits to us in an amount that is less than the amount required to enable them to comply with their financial obligations and pay dividends to their shareholders;

●	our board of directors informs our shareholders during our annual general shareholders’ meeting that the distribution of dividends is incompatible with our financial condition, in which case our board of directors may suspend the mandatory distribution of dividends for the applicable fiscal year; or

●	our financing agreements contain provisions restricting the distribution of dividends in excess of mandatory dividend distributions required under Brazilian Corporations Law.

Moreover, in accordance with the regulatory powers granted under Brazilian legislation and banking regulations, the Brazilian Central Bank and the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, may reduce dividend distributions or determine that they may not be paid by a certain financial institution in order to mitigate risks relating to the Brazilian financial system or to a particular financial institution.

In addition, Brazilian laws governing the exemption of income tax on distributions of dividends and interest on shareholders` equity may change in the future, and the receipt or distribution of dividends may become subject to taxation. Furthermore, distributions of interest on shareholders’ equity may increase, adversely impacting the net amount received by our shareholders on such distributions.

We currently anticipate that the only scenario in which we may not distribute the minimum required dividend distribution of 25% of net income as adjusted for certain items is in the event we do not record positive net income.

Finally, the income tax exemption on the distribution of dividends and the taxation currently levied on the payment of interest on equity is currently being deliberated in the Brazilian congress in connection with Bill No.3,061, which seeks to implement the taxation of income distributed through profits and dividends paid or credited by legal entities to their partners and shareholders. As such, both dividends received and distributed may be taxed and/or, in the case of interest on shareholders’ equity, be subject to increased taxation in the future, adversely affecting the net amount to be received by our shareholders.

Failures in, non-compliance with or interruptions relating to our information management systems may materially adversely affect our operations.

We are dependent on the efficient and uninterrupted operation of our information management systems. Our information management systems may be subject to damage or interruptions resulting from several factors beyond our control, including human failures or actions, fires, natural disasters, power shortages, failures in telecommunication systems, infection by malwares and other viruses, and failures in security related to our information technology systems, among other factors.

In the event (1) of a systems failure, (2) our information is leaked, or (3) our systems become subject to fraud, we may be subject to business interruptions or may fail to properly identify the risks to which we are exposed, which may materially adversely affect our business, financial condition and results of operations.

Specifically, in the event information systems are breached and information is leaked, we may be subject to lawsuits resulting from fraud or crimes related to the unauthorized use of disclosed data, administrative fines and other penalties, including, but not limited to, those provided for in the LGPD. We may also lose clients and suffer harm to our reputation, which may adversely affect our results of operations.

Moreover, the safety of our IT systems may be corrupted by experienced programmers or hackers that may not only impair the regular functioning of our systems but may also illegally obtain confidential information relating to us, our clients or our payment sources. In addition, we may be unable to improve our operating and financial systems on a timely basis in order to ensure our growth. The materialization of any of the aforementioned risks may materially adversely affect our business and our image.

We may suffer significant losses in our trading and investment operations due to market fluctuations and volatility.

We hold trading and investment positions in fixed-income assets and act as a counterparty for clients in relation to foreign exchange, interest rates and commodity derivatives contracts, resulting in our direct exposure to the underlying risks in these financial instruments. An economic recession may result in losses arising from a decrease in the value of our positions. Likewise, in the event of an economic recovery, we may be exposed to significant losses in short positions we hold.

Many of our hedging strategies are based on pattern and correlation trading. If the relative value of the two assets changes in one direction or in a manner we have not anticipated or for which we have not entered into a hedging arrangement, we may suffer losses in connection with these positions. Unexpected market risks may affect our hedging strategies in the future and prove inefficient. Additionally, we hold substantial trading and investment positions that may be adversely affected by the volatility of the financial markets (i. e., the degree to which prices fluctuate over a certain period of time in a particular market).

The management of market risk is the ongoing process of identifying, measuring, mitigating, monitoring and reporting exposure to foreign exchange, interest rates, equities and commodities. These measures seek to monitor our exposure within limits established by Company policies and regulations. For purposes of our analysis, we adopt standard market metrics such as Value at Risk (VaR), sensitivity analysis and stress testing. These measures may prove inefficient in preventing significant losses.

Clients that have previously contracted the advisory services we offer through the investment banking operations of our investment banking and capital markets business line may elect not to contract our services in the future.

Clients of our investment banking operations generally contract our advisory services on a non-exclusive basis for short-term transactions typically related to specific investment banking projects rather than entering into exclusive long-term agreements, such as agreements for the sale of all or a significant portion of a client’s business.

The agreements we enter into through our investment banking operations do not necessarily result in future engagements and our investment banking operations must constantly seek out new engagements, particularly following the unsuccessful completion or the termination of an existing engagement. As a result, periods of increased investment banking activity are not necessarily indicative of the levels of investment banking activity we will generate in the immediately subsequent period or future periods. When an engagement is terminated, whether due to the cancellation of the transaction, as a result of market conditions or for other reasons, our investment banking operations may receive only limited fees or no fees at all and may be unable to recover the costs incurred prior to the termination of the engagement, materially adversely affecting our financial condition.

We are subject to liquidity risks that may affect our transactions and results of operations.

Maintaining adequate liquidity is critical to our business, allowing us to meet our client and clearinghouse obligations and avoid cash shortages that impede our ability to honor our commitments as they become due.

If for any reason a liquidity and/or cash flow deficiency results in a mismatch between our assets and liabilities (taking into consideration the different settlement periods of our clients’ transactions), we may be unable to comply with the financial obligations we owe our clients and clearinghouses.

There can be no assurance that our banking operations, which we undertake through our subsidiary, BR Partners Banco de Investimento S.A., or BR Partners Banco, will not experience significant withdrawals in the future or a significant mismatch in its assets and liabilities. Moreover, if we experience significant withdrawals, we may experience difficulties in obtaining the required funds to permit such withdrawals, which may result in defaults that damage our and our senior management’s reputation.

Damage to our and our senior management’s reputation may lead to a loss of client confidence and trigger a significant increase in the volume of client withdrawals, potentially contributing to an even greater mismatch between our assets and liabilities, and, consequently, an increase in our defaults.

A downgrade in our credit ratings may adversely affect our liquidity and competitiveness, as well as increase our funding costs.

Our funding costs and access to debt and the capital markets depend significantly on our credit ratings. In particular, BR Partners Banco’s credit capacity is evaluated by private credit rating agencies that may downgrade or suspend ratings given to us or place us under credit review at any time, which may adversely affect us. Ratings are also important to our ability to compete in certain markets and conduct long-term transactions, including over-the-counter derivatives transactions. The downgrading of our credit ratings may increase our funding costs and limit our access to the capital markets, which may reduce our revenue and negatively affect our liquidity.

There can be no assurance that credit rating agencies will not downgrade our credit ratings. Any actual or perceived changes in our circumstances may result in significant downgrades in our credit ratings, which may adversely affect our revenue and liquidity. As of the date of this annual report, BR Partners Banco, one of our subsidiaries, is rated AA(bra) by Fitch Ratings and brAA by S&P Global, based on domestic risk assessment criteria in Brazil.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in managing our risk.

In connection with our market and credit risk management techniques and strategies, we use Value at Risk (VaR) and other statistical modeling tools, which may not be fully effective in managing our risk exposure to all of our markets or against all types of risk, including risks that we fail to identify or anticipate. We have designed certain of the qualitative risk management tools and metrics we use to take into account historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. Our qualitative tools and metrics may fail to predict future risk exposure. Our risk exposures may, for example, arise from factors that were not correctly anticipated or assessed by our statistical models, which may affect our ability to manage our risk exposure and, in turn, result in losses that significantly exceed those predicted by historical measurements.

Moreover, our quantitative modeling does not take into account all risks. A more qualitative approach to managing such risks may prove insufficient, exposing us to significant unanticipated losses. If existing or potential clients come to believe that our risk management is inadequate, they may choose to engage our competitors, which may materially adversely affect our reputation, revenue and results of operations.

Other risk management methods are dependent on the assessment of market information, clients or other information that may be available to the public or that is otherwise accessible to us. This information may be imprecise or incomplete, we may not have authorized access to this information, and we may be unable to adequately assess the information.

The information we receive regarding counterparties’ trading risk may not be complete. In addition, our secured loans transactions may be subject to the risk of insufficient collateral, which may result in sudden declines in fair value measurements of the underlying collateral.

We are subject to operating risks inherent to our business, including risks related to our operating systems.

We are significantly dependent on our ability to efficiently and accurately process and monitor a large volume of transactions on a daily basis, many of which are highly complex and take place in multiple markets and in a variety of currencies. These transactions, as well as the IT services we provide to our clients, must frequently comply with both our and our clients’ guidelines regarding legal, tax and regulatory standards. Our operating, legal, tax and regulatory risk management operations require policies and procedures to adequately record and confirm a significant number of transactions and events, which may not be entirely effective.

Our ability to conduct our business may be adversely affected due to difficulties we encounter in relation to our business infrastructure and the markets in which we operate, including:

●	interruptions in energy, communication, internet and transportation services;

●	interruptions in security and IT systems; and

●	interruptions in other services used by us or third parties.

If our infrastructure services are not adequate or are disabled, we may be subject to financial losses, business interruptions, client liability, regulatory intervention or damage to our reputation. Losses may also result from inadequate personnel, inadequate or defective internal control systems and processes, information system failures or other events that interrupt our ordinary commercial operations, such as terrorist attacks, natural disasters or sabotage. Moreover, control structures and procedures designed to mitigate operational risk may be inadequate, and the expenses we incur to prevent, treat or mitigate the above-mentioned risks may be significant.

Consolidation in the financial industry, whether among market participants or financial intermediaries, increases the risk of operating failures given that consolidation requires the integration of often incompatible and complex systems in a short period of time. Moreover, the interconnectivity of multiple financial institutions such as agents, stock exchanges and central clearinghouses increases the risk that an operational failure in one institution will result in an operating failure throughout the financial system, which may adversely affect us and our subsidiaries, particularly BR Partners Banco.

We are subject to significant inherent legal and regulatory risks.

The financial services sector is subject to extensive regulation, both in Brazil and abroad. Moreover, the Brazilian financial and capital markets are subject to heightened and permanent regulatory controls imposed by Brazilian government agencies, including the CMN, the Brazilian Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM. These controls directly affect our business and may affect our operations and product lines. In particular, BR Partners Banco is subject to extensive regulation by governmental and self-regulatory authorities in order to ensure the integrity of the Brazilian financial markets and protect investors, increasing our compliance costs.

Rules enacted by the Brazilian government and government intervention may adversely affect our operations and profitability, particularly the operations and profitability of BR Partners Banco. The enforcement and interpretation of existing laws may change, and new laws and regulations may be enacted. We may be negatively affected by changes in regulations and the interpretation of such regulations by courts and authorities, including those related to: (1) minimum capital requirements; (2) requirements for investment in fixed capital; (3) credit limits and other restrictions; (4) accounting requirements; and (5) extraordinary or temporary government interventions or liquidations.

We face legal and regulatory risks, which may materially damage our reputation or otherwise adversely affect us, including in relation to our business prospects.

We face significant legal risks in connection with our operations, and the amount of damages requested in lawsuits against financial intermediaries has increased. These risks include:

●	potential liability arising from false or misleading statements given in the context of securities offerings and other transactions;

●	potential liability for fairness opinions and other types of advisory services that we provide to clients in other corporate transactions; and

●	disputes regarding the terms and conditions of complex commercial agreements.

We, particularly through our subsidiary, BR Partners Banco, may in the future be subject to claims in complex or high-risk commercial transactions that:

●	we failed to advise our clients of risks;

●	the parties that entered into transactions with us did not have authorization nor permission to do so; or

●	our counterparties’ obligations to us are unenforceable.

In addition, we are increasingly exposed to claims in connection with investment recommendations that are alleged to be incompatible with a client’s investment objectives or claims that allege unauthorized or excessive trading. During an extended recession, these types of claims may increase, adversely affecting our financial condition and results of operations.

Particularly in volatile markets, the volume of liabilities and claims for damages in legal and regulatory proceedings against financial advisors within the scope of M&A transactions can be significant. Given that the regulatory environment continues to evolve (and in certain cases substantially), we may encounter difficulty in assessing future litigation and regulatory risks. Regulatory changes may impair our clients’ ability to estimate potential future losses. Our involvement in M&A transactions may be subject to risks arising from the significant legal liability of our clients and third parties, including our clients’ shareholders, arising from securities and other laws governing misrepresentations or misleading statements in securities offerings and other transactions. We are also subject to liability in connection with the advice we provide to parties in these transactions. Moreover, we generate a portion of our advisory fees from clients undergoing restructurings, and these clients are generally unable to pay costs and expenses arising from third-party complaints.

In addition, one of our subsidiaries, BR Partners Europe B. V., or BR Europe, is located in the Netherlands and is therefore subject to local legislation and regulations that govern various aspects of its operations, including operating, counterparty and market risk, regulatory capital and other aspects. Any failure to comply with these rules may result in fines, sanctions and penalties, including the revocation of licenses or liquidation. Moreover, there can be no assurance that these laws will not be amended, resulting in additional costs or restrictions on our operations that may materially adversely affect us.

The allocation and concentration of our capital may expose us to significant losses.

We currently allocate, and may continue to allocate, substantial capital to our business, including in connection with arbitrage, market making and underwriting, lending and other key transactions. These transactions frequently require us to assume significant positions in securities issued by companies located in a certain economic sector, region or country. Moreover, the current trend in the capital markets sector is towards more significant and frequent capital allocation in these activities. The significant and concentrated allocation of capital in these activities may adversely affect us.

Our ability to protect our intellectual property rights is limited.

Our ability to protect our intellectual property, including registered trademarks, copyrights, domain names and trade secrets is relevant to our success. We depend on laws, regulations and administrative mechanisms to protect our intellectual property that may be insufficient.

Moreover, contractual arrangements and other measures designed to protect intellectual property may not prevent third parties from infringing or appropriating our intellectual property or from independently developing equivalent or superior intellectual property. We may incur significant costs protecting our intellectual property rights and such efforts may prove unsuccessful. We may also be unable to (1) ensure that the measures adopted to protect our intellectual property rights will be sufficient or (2) discover or determine the extent of any unauthorized use of our intellectual property rights. Any failure to adequately protect or reinforce our intellectual property rights may materially adversely affect us.

In addition, we may be required to file lawsuits to secure the validity and scope of our intellectual property rights. The consequences of any allegations relating to intellectual property rights are uncertain and any complaint, irrespective of whether the allegation is adjudicated on the merits, may require time to settle, generate significant costs, require our management’s time, restrict our ability to effect sales or provide services, delay the development of our products or require us to pay compensation. Accordingly, copyright and trademark violations, including any litigation, as well as any failure to protect our intellectual property rights, may adversely affect our results of operations and financial condition.

Failure to adequately protect against cybersecurity risks may materially adversely affect us.

We may be subject to cybersecurity risk, including, but not limited to: the unauthorized access to our IT systems and platforms, incidents relating to ransomware, phishing and malware, such as computer viruses, in our systems, intentional or accidental contamination of our networks and systems by third parties with which we exchange data, unauthorized access to confidential client or proprietary data by persons inside or outside our economic group and cyberattacks that may cause a decline in the quality or the unavailability of our services, which may result in the loss of business.

We may be unable to successfully protect our IT systems and platforms against cybersecurity threats. In recent years, the computer systems of several companies and organizations have been subject to attack by not only cyber criminals, but also activists and governmental agencies. We may be the target of a variety of cyberattacks, including attacks that result in the denial of service, malware, other viruses and phishing. Cyberattacks may result in the loss of a significant volume of client data, other sensitive information and assets (including cash). Moreover, cyberattacks may destroy our IT systems. As attacks continue to evolve in scope and sophistication, we may incur significant costs attempting to modify or improve our protection against such attacks, to investigate or correct any vulnerability or resulting violation or to notify our clients of the occurrence of cyberattacks.

We are focusing our efforts on implementing more robust technologies and processes to address vulnerabilities against the following risks:

●	ransomware, by identifying and minimizing vulnerabilities of assets, whether in the cloud or on-premises;

●	phishing, by implementing a dual approach in our anti-spam system and in the training of our employees;

●	cloud environment, paying special attention to Identity and Access Management (IAM) and reducing vulnerabilities, including by leveraging our market-dedicated tool to monitor the entire cloud environment, focusing on misconfigurations and best practices for this environment;

●	access management, by ensuring employees have only the minimum level of access required for their job functions;

●	confidential data, by storing confidential information in encrypted databases with restricted access to ensure it is not exploited by third parties; and

●	cloud environment exposure, by conducting scans and utilizing systems that analyze security posture, and if there is any inappropriate ports or configurations detected, alerts will trigger remediation actions.

However, there can be no assurance that these cybersecurity measures will protect us against such risks, nor that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.

If we fail to effectively manage cybersecurity risks by, for example, failing to update our systems and processes in response to new threats, our reputation may be harmed and our results of operations, financial condition and prospects may be adversely affected as a result of indemnification we pay to clients, fines or loss of assets. Moreover, we may also be subject to cyberattacks against critical infrastructures in Brazil. Our IT systems depend on critical infrastructure, and any cyberattack against such infrastructure may adversely affect our ability to serve our clients. We have limited ability to protect our IT systems against the adverse effects of cyberattacks.

Moreover, in accordance with CMN Resolution No. 4,893, dated February 26, 2021, or CMN Resolution 4,893/21, financial institutions, including our subsidiary, BR Partners Banco, must comply with several new cybersecurity requirements relating to data processing, data storage and cloud computing services. Failure to comply with these regulatory obligations may adversely affect us, including in relation to resulting remediation costs, increases in costs related to cybersecurity protection, litigation and other legal risks, or increase in insurance policy premiums.

In 2022, we faced a significant cyber-attack that affected our operations and impacted our internal systems. We took immediate measures to avoid service disruption and mitigate the damage, including implementing an incident response plan and communicating with the relevant authorities. As a result of the attack, we reviewed our cyber defenses, enhanced our security policies and implemented new technologies and processes to protect against future threats.

Unfavorable decisions in legal, arbitral, and administrative proceedings in which we or our management are or may be a party, could adversely affect our results of operations.

We are and may become parties to legal, arbitral and administrative proceedings relating to tax, criminal, civil, and labor matters, among others. There can be no assurance that:

●	the decisions rendered in any such proceedings will be favorable to us;

●	our current internal procedures and the measures we have implemented to improve our internal processes will prevent additional lawsuits from being filed against us; or

●	the quantity of newly filed proceedings, the expected losses in such proceedings and, consequently, our provisions (when applicable) will remain consistent with or lower than our historical proceedings, losses and provisions.

Furthermore, we cannot predict whether expected and provisioned losses will be equal to, or higher or lower than, our actual liability in our legal and administrative proceedings.

There can be no guarantee that our former clients, employees or third-party service providers will not file civil suits or labor claims against us or that new legal or administrative proceedings will not be filed against us or our management, which proceedings may result in financial losses and harm to our reputation, adversely affecting our business, financial condition and results of operations. Unfavorable court decisions in connection with which we are subject to significantly higher losses than the amounts we have provisioned may adversely affect our business and results of operations.

Moreover, we incur costs in connection with legal, arbitral and administrative proceedings that may adversely affect our results of operations. Accordingly, a significant increase in the volume of our proceedings would also adversely affect our results of operations. In addition, our management will be required to spend significant time and effort to resolve such disputes, and unfavorable decisions rendered in such proceedings could adversely affect our business and prevent our management from effectively managing our business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal and Administrative Proceedings.”

We may be unable to obtain or renew all of the operating licenses we require to conduct our business.

There can be no assurance that we will be able to maintain or renew in a timely manner the licenses and/or permits issued by municipal governments that we require for our operations. Any failure to obtain or renew our licenses and permits may result in fines levied against us and the closure of our establishments, thereby interrupting our operations. The closure of any of our establishments, even temporarily, may adversely affect our business and results of operations.

As a result of liens incurred on property we occupy in the ordinary course of our business, our lease agreement may be terminated and we may be required to vacate the property, which may adversely affect our business.

Certain property we lease is subject to liens that are registered with the applicable real estate authorities. In the event of a failure to comply with obligations arising from guarantees secured by such property, our creditors may seek to foreclose on the guaranty, in which case the property may be sold at auction or be transferred to the creditor (a third-party with which we do not have a relationship) to satisfy the debt.

In order maintain the continuity of our operations on the property, we may be required to enter into negotiations regarding the terms and conditions of a new lease agreement or the existing agreement may be terminated, which could require us to vacate the property, materially adversely affecting our financial condition and results of operations.

The interests of our controlling shareholders may conflict with the interests of our other investors.

Our control group has the power to elect the majority of the members of our board of directors and to determine the outcome of resolutions that require shareholder approval, including transactions with related parties to which our control group is not a party, corporate restructurings, sales of assets, the entry into partnerships and the future payment of dividends, subject to mandatory dividend payments established by the Brazilian Corporations Law.

Moreover, certain decisions relating to our operations or financial structure may create conflicts of interest between our current control group and our other shareholders. Our current control group will continue to be able to determine, or exercise significant influence over, our decisions for as long as it continues to hold a significant interest in our capital stock.

We are highly dependent on our senior management and key professionals to develop and operate our business.

We are highly dependent on our senior management and key professionals for the development and execution of our business strategies and investments, including those related to the management and operation of our business. Our success significantly depends on the continuity of the services that our senior management and key professionals provide to us. Our senior management and key professionals may elect to terminate their employment with us, establish competing businesses or work for our competitors. Moreover, in the event any of our senior management and key professionals elect to establish a competing business or work for a competitor, our clients may choose to hire our former employees or such competitor for the services we provide them, adversely affecting our results of operations and financial condition.

We depend on information technology service providers to perform certain of our activities.

Our business and results of operations may be adversely affected if the provision of information technology services to us is interrupted, whether as a result of failures (including failures related to third-party consents or licenses for intellectual property used in the equipment or software they manufacture or use) or as a result of our service providers’ failure to comply with the duties owed to us.

Moreover, if we are unable to maintain or renew contracts with our current service providers, we may face difficulties integrating the systems of new service providers, which may result in operational failures. In addition, we may be unable to replace our current service providers or may experience failures during any migration to new service providers, which may also adversely affect our operations. We may also experience an interruption in the services provided to us by our suppliers.

Some of the third parties we depend on, in relation to the operation of our business, processes or otherwise have access to the personal data of our clients on our behalf. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/or the relevant personal data from the risks associated with the third-party processing, storage and transmission of such data. Any violation of data or security laws, or of our relevant measures and safeguards, by our third-party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation and/or result in civil claims.

The materialization of any of the aforementioned risks may materially adversely affect us.

Our code of conduct and internal controls, as well as the agreements we enter into with suppliers, may fail to prevent acts of corruption, fraud or illicit conduct by our shareholders, management, employees, suppliers, representatives or other third parties acting on our behalf, in our interest or for our benefit, which may have a material adverse effect on our business, our financial condition and our reputation.

Our policies and internal procedures for preventing and combating corruption may not be sufficient to ensure that all of our management, employees, suppliers, representatives or other third parties acting on our behalf or for our benefit act at all times in strict compliance with our internal policies and with applicable national and international anti-corruption laws and regulations, and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

Law No.12,846/13, or the Brazilian Anti-Corruption Law (Lei Anti-corrupção), represented a significant shift in the fight against corruption by establishing strict civil and administrative liability for acts committed against domestic and foreign governments and expanding domestic Brazilian anti-corruption laws to incorporate provisions of international laws and regulations, including the Foreign Corrupt Practices Act in the United States and the U. K. Bribery Act in the United Kingdom.

Accordingly, we may be subject to breaches of our code of conduct, the above-mentioned laws and any related legislation as a result of the misconduct and/or the fraudulent and dishonest behavior of our management, employees, suppliers, representatives or other third parties acting on our behalf or for our benefit.

Moreover, our policies, as well as our governance, risk management, compliance and internal control processes may not be sufficient to prevent or detect:

●	breaches of the above-mentioned laws;

●	misconduct, fraud or unfair conduct by our management, employees, suppliers, representatives or other third parties acting on our behalf or for our benefit, irrespective of whether such engagement is exclusive; or

●	acts that are not consistent with our ethical principles, including potential conflicts of interest.

The occurrence of any such acts may adversely affect our reputation, business, financial condition and results of operations, as well as the trading price of our ADSs and the underlying securities. In addition, our reputation may suffer damage to the extent our direct or indirect shareholders, management, employees, suppliers, representatives or other third parties acting on our behalf or for our benefit are involved in any widely reported legal disputes and/or investigations.

We may also be subject to joint liability and may be required to pay fees and damages due to violations of anti-corruption laws committed by our affiliates. Any such liability may have a material adverse effect on our reputation, business, financial condition and results of operations, as well as the trading value of our ADSs and the underlying securities.

Consequently, if we are unable to effectively manage our governance, risk management and compliance functions, we may not be able to properly produce our financial statements, report our results accurately or prevent fraud or other improprieties. Internal control failures may have a material adverse effect on us.

Any acts of fraud or corruption or other illicit conduct would lead to negative perceptions of us and our related parties by clients, counterparties, shareholders, investors, regulators and society in general. Such conduct could include, among others, the failure to fulfill legal obligations, inappropriate business practices related to our clients or services, relationships with business partners who have questionable ethics, inappropriate conduct relating to our employees, conflicts of interest, unauthorized disclosure of confidential information, anticompetitive practices and the failure to adequately manage risks. Our reputation may also be indirectly affected by the actions of third parties, such as business partners and clients. Moreover, damage to our reputation, the imposition of sanctions and other legal restrictions may have adverse effects on our businesses, financial condition and results of operations, as well as the trading price of our ADS and the underlying securities.

The existence of any administrative or legal investigations, inquiries or proceedings related to any breach of anti-corruption laws in Brazil or abroad by us, or acts committed against public administration by our employees or third parties acting on our behalf (whether on an exclusive basis or otherwise) or for our benefit may result in, among other consequences:

●	affirmative obligations as well as joint and several liability;

●	claims for fines and compensation under administrative civil and criminal proceedings;

●	the loss of operating licenses;

●	the termination or suspension of our operations;

●	a prohibition on entering into contracts with the Brazilian government, receiving government tax incentives or benefits or receiving financing or funding from the Brazilian government; and/or

●	the early termination of certain agreements to which we may be a party.

The materialization of any of these risks may adversely affect our reputation, financial condition, results of operations and the trading price of our ADSs and the underlying securities.

We may be unable to develop existing or new relationships with strategic clients, which may adversely affect the fees we generate in our advisory business.

We may lose clients with whom we have a long-term relationship as a result of factors over which we may or may not have control, including:

●	our inability to provide services at competitive prices;

●	our inability to renew or renegotiate existing contracts; and

●	our clients’ decision to hire our competitors.

As a provider of financial services, we rely to a large extent on our relationships with our clients, our reputation and our ability to provide high-quality services in order to attract and retain clients. Our reputation can be affected by events that may be difficult or impossible to control, may involve high costs or that we are unable to remediate.

For example, any alleged or actual failures by us or our employees to comply with any applicable laws, rules or regulations, errors in public reports, perceptions as to our environmental, social and governance practices and the potential disclosure of any of these events may adversely affect our reputation, our relationships with clients and our ability to negotiate strategic alliances, irrespective of whether the disclosure of these events is inaccurate, the material issues have been corrected or if no breach or irregularity occurred. The materialization of these risks may materially adversely affect our financial condition and results of operations.

A significant portion of our revenue may be derived from a limited number of client engagements.

We generally provide services to our clients pursuant to executed engagement letters and refer to the provision of services under any such engagement letter as a client engagement. The services provided under our engagement letters generally do not extend beyond the services specified by such letters, and we would therefore need to enter into separate engagement letters to provide similar or other services to a client. Given the aforementioned nature of our client engagements, we are required each year to attract new engagements with new or existing clients in order to generate revenue additional to the revenue generated under our past or existing engagement letters.

We may also experience a decline in the number of our client engagements as a result of macroeconomic and political factors that are beyond our control. Accordingly, we may generate a significant portion of our revenue from a limited or reduced number of engagements.

Our results of operations may be adversely affected to the extent we are unable to attract new engagements upon the completion of existing engagements or we experience a decline in the number of our engagements as a result of macroeconomic or political factors.

Legal restrictions applicable to us and our clients may reduce demand for our services.

New laws or regulations or changes in the enforcement of current laws and regulations applicable to our clients may materially adversely affect us. For example, any changes in the enforcement or breach of antitrust legislation implemented by Brazilian Law No.12,529/2011 could affect the number and volume of M&A transactions for which we provide advisory services, restrict the operations of our clients and, as a result, reduce the services we provide to our clients, adversely affecting our financial condition and results of operations.

Our clients may experience difficulties in paying for the services we provide.

Our clients may be unable to pay or may refuse to pay the fees agreed upon for our services, including as a result of their eventual bankruptcy or insolvency. Our client portfolio includes companies that may face financial difficulties from time to time and their inability or refusal to pay for our services may adversely affect our collection of receivables. Some of our clients may file for bankruptcy, which could prevent us from collecting amounts due as originally agreed.

The bankruptcy of any of our clients that owe substantial amounts to us may materially adversely affect our business, financial condition and results of operations. Moreover, if several of our clients file for bankruptcy after paying our fees, Brazilian courts could determine that we were not entitled to such payments and require that any or all amounts we received be returned, which could adversely affect our business, financial condition and results of operations.

The financial services industry is highly competitive. As a result of competitive pressures, we may charge lower prices for our products and services, which would materially adversely affect our earnings.

The financial services industry is a highly competitive industry in which local and international financial institutions compete. We compete based on a variety of factors, including the performance of our transactions and products and services, as well as our innovation, reputation and pricing. We have encountered intense pricing competition in certain areas of our business in the past few years, including in relation to commissions on underwriting public offerings of securities. We may be subject to further pricing pressures in connection with these and other services we provide in the future, as many of our competitors may seek to gain market share by lowering the prices they charge. As a result of increased competition, there can be no assurance that we will succeed in achieving our goal of creating value for holders of our securities and sustaining our historical growth rate or profitability.

Depending on the sector, our competitors may be substantially larger and have financial, technical and marketing resources that are considerably greater than ours. We currently face significant competition in all of our business lines from other large Brazilian and international banks, both in the public and private sectors. Over the last few years, the presence of foreign banks in Brazil and certain other key markets in Latin America has grown and the competition in the banking sector and for specific products has increased. There can be no assurance that we will be able to grow or sustain our market share, which may adversely affect our results of operations and financial condition.

We may be unable to keep pace with rapid technological advances to provide new and innovative products and services.

Rapid, significant and disruptive technological advances, including artificial intelligence, continue to affect the financial services industry. Mobile devices and digital platforms are increasingly used for financial transactions. If we fail to provide a satisfactory experience through these channels, we may lose our clients. Innovative mobile devices and digital platforms use several techniques and settings that increase the challenges in providing competitive financial services digitally. Moreover, several other companies with significant resources and several innovative startups have introduced products and services focused on digital solutions. There can be no assurance that we will meet our clients’ expectations in regards to digital products and services or other digital offerings.

In addition, we cannot predict the impact of technological advances on our business. In addition to our own initiatives, we partially rely on third parties to develop and provide us access to new technologies. New services and technologies may arise in the financial services industry and, consequently, the technologies we currently use in our products and services may become obsolete. Developing and incorporating new technologies for use in our products and services may require substantial investments of capital and time and may ultimately prove unsuccessful.

Moreover, our ability to adopt new products and services and to develop new technologies could be impaired by industry standards, changes in laws and regulations, client resistance, third-party intellectual property rights or other factors. In addition, the Brazilian financial services industry has been subject to significant regulatory initiatives by the National Monetary Council (Conselho Monetário Nacional – CMN) and the Central Bank of Brazil (Banco Central do Brasil – BCB), including, among others, initiatives relating to open banking and open finance frameworks, cybersecurity and data protection requirements, and regulations affecting foreign exchange and cross-border financial transactions, which may require additional investments in technology, infrastructure and compliance processes and increase the complexity of our operations. Our success partially depends on our ability to develop and incorporate new technologies, meet the challenges posed by a rapidly evolving market for electronically provided financial services and adapt to technological changes. If we are unable to develop new technologies and incorporate them in a timely or profitable manner, our business and results of operations may be adversely affected. Extensive regulations may limit our operations and materially adversely affect us.

The financial services industry is subject to extensive regulations and to potential increased monitoring by applicable authorities in several jurisdictions, both in Brazil and abroad. Our subsidiaries BR Partners Banco and BR Partners Gestão de Recursos Ltda., or BR Partners Gestora, are subject to regulations enacted by Brazilian governmental agencies and self-regulatory entities. Such Extensive regulation has resulted in:

●	the need to comply with an increasing number of regulations, including restrictions on the operations of our subsidiaries through minimum capital requirements, customer protection regulations and restrictions on market conduct, among other restrictions;

●	an increase in costs incurred by our subsidiaries in connection with their compliance with applicable regulatory requirements; and

●	difficulties in distinguishing our operations from those of our competitors for the benefit of our clients given the strict control regulators and self-regulators exert over the operations of financial services companies.

BR Partners Banco and BR Partners Gestora are subject to intervention by regulatory authorities, such as the Brazilian Central Bank and the CVM, and are also subject to inspection and auditing, to the imposition of new and more restrictive regulations and to legal and administrative proceedings that may result in substantial sanctions. Among other penalties, BR Partners Banco and BR Partners Gestora may be subject to fines and/or prohibited from engaging in certain business activities. Moreover, the Brazilian financial services industry has recently been subject to additional regulatory initiatives and amendments issued by the National Monetary Council (Conselho Monetário Nacional – CMN) and the Central Bank of Brazil (Banco Central do Brasil – BCB), including changes relating to prudential requirements, governance, risk management, cybersecurity, foreign exchange operations and the ongoing implementation of digital financial infrastructure and data-sharing frameworks, such as Open Finance. These regulations may further limit the operations of BR Partners Banco and BR Partners Gestora, while increasing compliance costs. The Brazilian financial market in particular is subject to extensive and continuing regulation by the Brazilian government, mainly by regulatory agencies such as the Brazilian Central Bank and the CVM.

We have no control over the regulatory framework that governs our operations. This framework includes regulations imposing minimum capital requirements, such as maintaining a certain level of capital to cover potential losses, internal procedures to ensure capital adequacy, such as stress testing and risk assessments, and fixed-income asset investment requirements. For example, Brazilian rules and regulatory capital requirements have been gradually implemented by the CMN and the Brazilian Central Bank. Specifically, CMN Resolution 4,955/21 established new rules for the calculation of reference equity. We are also subject to resolutions that establish new accounting concepts and criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

Changes in tax and fiscal regimes, including recently enacted rules on dividend taxation and other pending tax reform initiatives, may adversely affect us and the markets in which we operate.

The Brazilian government regularly enacts reforms governing tax regimes applicable to us and our clients. These reforms include modifications to applicable tax rates and, occasionally, the enactment of temporary taxes used for specific governmental purposes. The effects of these modifications and any other modifications resulting from the enactment of additional tax reforms cannot be quantified, and there can be no assurance that such reforms will not adversely affect the operations of our subsidiaries, particularly BR Partners Banco. Moreover, any modifications to tax laws may generate uncertainty in the financial system, increasing the cost of borrowings and contributing to a decrease in our credit portfolio.

Changes in tax policy, including the creation of new taxes, may occur frequently, and these changes may have an adverse effect on our financial condition and results of operations.

The Brazilian Congress may pass broad tax reforms designed to improve the efficiency of fund allocations in the local economy. Pursuant to the proposed taxation model, the approval of the tax reforms may involve a significant restructuring in Brazil’s taxation system, including through the creation of a value-added tax on goods and services to replace several taxes (social contribution, federal taxes related to industrialized products, taxes on financial transactions and the taxes applicable to the circulation of goods and services).

The effects of these amendments or any other additional reforms, if approved, are not quantifiable given that the proposed constitutional amendment provides the regulation of the newly created taxes as a subsequent phase of the reform that has not yet been presented. These changes may adversely affect our business. We cannot predict whether tax reforms will be implemented in the future, nor can we quantify the effects of such changes, if implemented, or any other changes that could result in additional tax reforms.

Bill No.2,337/2021 proposed by the Brazilian government, may, if approved, result in the levying of income tax on dividends and suspend the deduction of interest on equity in the calculation of personal income tax. These measures may adversely affect the return on investments made by us as well as our distribution of profits to our shareholders. With respect to income taxation, Law No. 15,270/2025 which was enacted on November 26, 2025, introducing taxation on dividends paid, credited, delivered, allocated, or remitted to beneficiaries residing or domiciled outside Brazil. As of January 1, 2026, such dividends have become subject to withholding income tax at a rate of 10%, subject to statutory exceptions, including a transitional rule applicable to profits earned through fiscal year 2025, provided that the requirements set forth in such law are met.

The same law also introduced changes to the taxation applicable to individuals residing in Brazil, including the imposition of withholding income tax at a rate of 10% on profits and dividends paid by the same legal entity to the same individual resident when the total amount distributed in a given month exceeds R$50,000.00, without any deductions, as well as the creation of a minimum taxation regime applicable to high-income taxpayers.

In addition, Complementary Law No. 224/2025 amended the tax regime applicable to interest on equity (juros sobre o capital próprio), establishing that, as of January 1, 2026, payments made to non-resident shareholders are subject to withholding income tax at a rate of 17.5%, or 25% if the beneficiary is domiciled in a low-tax or no-tax jurisdiction.

Additionally, Law No.14,596/2023 established new transfer pricing rules for transactions between Brazilian companies and related parties abroad. In particular, Law No.14,596/2023 establishes a requirement to comply with arm’s length standards in transactions between such parties, which may affect transactions we carry out with BR Europe for tax purposes, thereby increasing our corporate income tax basis and social contribution on our net profit.

Changes in regulations regarding capital reserves and compulsory deposits may adversely affect us.

The Brazilian Central Bank has periodically modified the amount of reserves that Brazilian financial institutions are required to maintain. For example, in September 2008, the Brazilian Central Bank revoked and modified several compulsory deposit requirements to mitigate the impact of the global financial crisis and to foster a gradual global market recovery. The Brazilian Central Bank may increase reserve and compulsory deposit requirements in the future or impose new reserve and compulsory deposit requirements.

We could be materially adversely affected as a result of such changes given that the amounts we maintain as compulsory reserves and deposits typically do not bear interest at the same rate as other investments and deposits, because:

●	a portion of our compulsory deposits do not bear interest;

●	we may be required to keep a portion of our compulsory deposits invested in securities issued by the Brazilian government, which may bear interest at lower rates; and

●	we may be required to use a portion of our compulsory deposits to fund federal housing programs, micro-credit transactions and the rural sector.

Reserve requirements have been used by the Brazilian Central Bank to control liquidity as part of its past monetary policy and we have no control over such determinations. Any increase in compulsory deposit requirements could reduce our ability to obtain funds and make investments, adversely affecting us.

Minimum capital adequacy requirements imposed on BR Partners Banco as a result of the implementation of the Basel III Accord may adversely affect BR Partners Banco and, consequently, our results of operations and financial condition.

On September 12, 2010, the Basel Committee on Banking Supervision’s oversight body, announced a significant strengthening of then-existing capital requirements. While also ratifying previous agreements, the Basel III Accord constituted a capital and liquidity reform package, which was ratified by the G-20 summit in Seoul in November 2010. The Basel III Accord seeks to improve the ability of financial institutions to withstand shocks within the financial system or other sectors of the Brazilian economy, maintaining overall financial stability and fostering sustainable economic growth. The Basel Committee’s reform package increased minimum capital requirements and may require banks to maintain reserve capital and countercyclical reserves to withstand periods of stress and control systemic risk.

The rules and regulatory capital requirements have been gradually implemented by the CMN and the Brazilian Central Bank. CMN Resolution No. 4,955 dated October 21, 2021, or CMN Resolution 4,955/21, established new rules for the calculation of reference equity. Among other measures and requirements, the resolution established that Brazilian financial institutions, among other institutions, are required to comply with the new minimum capital requirements. In addition, BR Partners Banco is subject to regulations established by CMN Resolution 4,966/21 of the CMN and BCB Resolution 352/23 of the Brazilian Central Bank. These resolutions establish new accounting concepts and criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

Moreover, as of January 1, 2016, financial institutions authorized to operate by the Brazilian Central Bank are required to disclose their Additional Principal Capital rate (Adicional de Capital Principal), or ACP. Pursuant to CMN Resolution No.4,958 of October 21, 2021, or CMN Resolution 4,958/21, ACP is calculated using certain percentages that are determined by taking into consideration risk-weighted assets: Additional Conservation Principal Capital (Adicional de Conservação de Capital Principal) plus Additional Countercyclical Principal Capital (Adicional Contracíclico de Capital Principal) plus, for certain financial institutions, Systemic Principal Capital (Adicional de Importância Sistêmica de Capital Principal), as such terms are defined in CMN Resolution 4,958/21. Any breach of ACP limits, to the extent that any ACP insufficiency has been identified, will result in restrictions on: (1) the payment of variable compensation to members of the financial institution’s board of directors; (2) the distribution of dividends and interest on shareholders’ equity; (3) the payment of net surpluses and annual compensation to shareholders in credit cooperatives; (4) share repurchases of any amount; and (5) any capital decreases.

BR Partners Banco may be unable to meet minimum capital adequacy requirements imposed by the Brazilian Central Bank due to changes in capital adequacy rules or changes in the performance of the Brazilian economy, taken as a whole. BR Partners Banco could be required to limit credit transactions, sell assets and/or adopt other measures that might adversely affect BR Partners and our financial condition.

Changes in the laws of foreign countries in which we operate may materially adversely affect us.

Through our subsidiary BR Europe, which is headquartered in the Netherlands, we provide services to clients outside Brazil, particularly European clients seeking financial advice in connection with the acquisition, sale or restructuring of companies or related services in Latin America, mainly in Brazil. BR Europe is subject to the applicable laws of the Netherlands and applicable European Union directives. It is our understanding that BR Europe’s operations in the Netherlands are deemed “financial advisory services,” and that as such, BR Europe is exempt from the requirement to obtain authorizations to operate and from regulatory supervision. Dutch authorities, however, may have a different interpretation of BR Europe’s operations, which they may deem “financial services,” which requires authorization under the European Union’s Directive 2014/65/EU (MiFID II). Any changes to the Dutch authorities’ interpretation of applicable law would require us and BR Europe to obtain all required authorizations. There can be no guarantee that we would be able to obtain such authorizations or obtain them in a timely manner, which may adversely affect our business and results of operations.

Under Regulation (EU) 2016/679 of the European Parliament and the European Council, the European Union established a regulatory framework for the treatment of personal data known as the General Data Protection Regulation in connection with the provision of goods or services to EU residents. This regulation encompasses information ranging from an EU resident’s name and personal identification to information relating to the resident’s location, work, economic condition, health, personal interests and preferences as well as behavioral monitoring, even where such data and information is used outside the European Union. We must comply with the provisions of the General Data Protection Regulation to ensure that the personal data and information of EU residents that contract BR Europe’s services are preserved and securely processed by us and our subsidiaries located in Brazil that may need to access such personal data and information in connection with the services provided by BR Europe. If we, BR Europe and/or our other subsidiaries fail to comply with the provisions of the General Data Protection Regulation, BR Europe may be subject to fines.

We may experience losses and reputational damage relating to environmental, social and governance (ESG) matters due to our relationships with shareholders or clients.

We, particularly through BR Partners Banco, have a diversified client base and our clients’ business activities may be subject to social and environmental risks.

We may be found jointly and strictly liable for any environmental damage caused by clients for which we have provided financing in accordance with Brazilian environmental law pursuant to which all parties that directly or indirectly contribute to environmental damage may be held liable for remediation, irrespective of whether such parties acted willfully or negligently.

Financial institutions may be deemed indirectly liable for environmental damage caused by their clients. Consequently, it is important to conduct environmental risk assessments related to project financing. These assessments evaluate credit risks in the event that a client’s payment capacity declines due to penalties incurred, a decline in business, the depreciation of assets or a decrease in the value of the collateral provided.

Moreover, environmental, social and governance, or ESG, concerns have become pressing issues in the finance sphere. The European Commission has presented demanding legislative reforms relating to ESG. For instance, Regulation No.2019/2088, which imposes transparency requirements, requires the publication of ESG information to investors, funds and asset managers. This regulation’s requirements entered into force on March 10, 2021. As a result, we began publishing annually a sustainability report containing ESG information.

A variety of social and environmental incidents may occur in varying degrees of severity that affect the business activities of our shareholders and clients, resulting in financial losses and/or in damage to their reputations that could impact their relationship with us and materially adversely affect our business, results of operations and reputation.

Climate change may have adverse effects on our business.

Our profitability may be adversely affected by climate change as a result of impacts on lending and financing operations. We have, or may have in the future, clients in the agribusiness sector, and these clients’ rural credit portfolio are substantially affected by climate variations. Potential harvest losses due to climate events increase risk not only to our rural credit portfolios but also to sectors in regions where the GDP substantially depends on the agribusiness sector. Clients in the energy sector may also be adversely affected by climate change risks.

Risks Relating to Brazil

We are vulnerable to disruptions and volatility in the global financial markets, as well as to government measures implemented to mitigate the effects of such disruptions and volatility.

We interact with a diverse group of counterparties, clients and other entities located in several jurisdictions. The market price of securities issued by Brazilian companies are affected in varying degrees by economic and market conditions in other countries, including the United States, other countries in Latin America and the emerging markets. Investor reactions to developments in these countries may adversely affect market prices for securities of Brazilian issuers, including securities issued by us.

Moreover, the financial condition of debtors of our subsidiaries, particularly BR Partners Banco, has been, in certain cases, adversely affected by the financial and economic crisis, which may lead to an increase in defaulted loans, compromise the performance of loans and other financial assets and result in a general decrease in demand for loans. We may be materially adversely affected to the extent a significant number of counterparties experience liquidity difficulties, or if the financial services industry at large is not able to fully recover from the effects of the financial crisis. Other disruptions to, and volatility in, the global financial markets could adversely affect us and the financial and economic environment. In addition, an extended economic slowdown could result in a general decrease in business activity and, consequently, in a decrease in the revenue we generate, which may adversely affect us.

Government efforts to curb inflation may adversely affect our business, operations and financial condition.

Brazil has experienced extremely high rates of inflation in the past. Inflation and Brazil’s efforts to curb inflation, together with the speculation regarding measures the Brazilian government will adopt, have had a material adverse effect on the Brazilian economy, contributing to economic uncertainty in Brazil, heightened volatility in the Brazilian securities market and high historical rates that may restrict the availability of credit and reduce economic growth.

Brazil continues to be subject to the risk of increased inflation as a result of Brazilian government intervention, including through the reduction or increase in interest rates and intervention in the foreign exchange market. If Brazil were to again experience high inflation rates, we may not be able to adjust the prices we charge our clients to offset the effects of increased inflation on our cost structure, which may result in cost increases and a reduction in our operating margins.

If Brazil experiences substantial inflation or deflation in the future, our subsidiaries, particularly BR Partners Banco, may be unable to comply with their obligations. These pressures may also affect the ability of our subsidiaries to access foreign markets and may result in changes to government policies that impact the Brazilian economy and us.

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect our activities and the trading price of our ADSs and the underlying securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally effects significant changes in policy, monetary, tax, credit and tariff rules and regulations. The Brazilian government’s measures to control inflation and other policies and regulations often include increases in interest rates, changes in fiscal policy, price controls, currency devaluations, capital controls, restrictions on imports and other measures.

We may be unable to predict any changes and reforms resulting from recent political and economic events and the increased pressure on the Brazilian government to effect changes in monetary, fiscal, credit and tariff policies and rules and their impact on our business, which may materially adversely affect us. Our business, financial condition, results of operations, prospects and the trading price of our ADSs and the underlying securities may be adversely affected by new policies or standards that involve or affect factors such as:

●	social, economic and political instability;

●	contraction of the Brazilian economy;

●	inflation;

●	interest rates; and

●	foreign exchange rate fluctuations,

each of which have affected our operations in the years ended December 31, 2025, December 31, 2024 and December 31, 2023 and may continue to do so in the future. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Macroeconomic Environment and Factors Affecting our Results of Operations.”

In light of the current political instability scenario, future economic policies are uncertain, and we cannot foresee which policies will be adopted by the Brazilian government and whether such policies will adversely affect the economy, our business or financial condition. The current political and economic instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities market, which may also adversely affect our business and the trading price of our ADSs and the underlying securities.

We cannot guarantee that these events will not cause additional adverse effects to the Brazilian political and economic framework. In addition, we cannot guarantee that other political events will not lead to instability in the Brazilian economy, capital markets and the value of our securities.

Changes in interest rates may adversely affect us.

A significant portion of our business is conducted in Brazil, where Brazil’s Monetary Policy Committee (Comitê de Política Monetária), or the COPOM, establishes the basic interest rate, or SELIC rate, targets for the Brazilian banking system and modifies the SELIC rate in accordance with the COPOM’s monetary policies. The SELIC rate is the reference interest rate payable to holders of certain securities issued by the Brazilian government and traded in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia). Over the past few years, the SELIC rate has fluctuated significantly, reflecting the volatility in the macroeconomic environment, including volatility in inflation rates.

Political instability in Brazil, combined with a sustained inflationary environment affected the SELIC rate. As of December 31, 2025, 2024 and 2023, the SELIC rate was 15.00% per year, 14.25% per year, and 12.25% per year, respectively.

Because a significant portion of our revenue, expenses and liabilities are directly tied to interest rates, our results of operations may be materially affected by fluctuations in interest rates and the Brazilian government’s monetary policies.

Our revenue comprises (1) revenues from rendering of services generated by our investment banking and capital markets, treasury sales & structuring and investments and wealth management business lines, including revenue we earn from advisory, debt structuring and wealth management services as well as the derivative products we offer and (2) interest revenues and gains on financial instruments generated by our treasury sales & structuring and capital remuneration business lines, each of which are affected by variations in interest rates. Lower interest rate environments generally benefit our revenues from rendering of services due to the lower cost of debt, which broadly favors M&A and debt capital markets activity, while interest revenues and gains on financial instruments may be adversely affected in such periods. In contrast, our interest revenues and gains on financial instruments generally benefit from higher interest rates during periods of monetary tightening, while revenues from rendering of services may be adversely affected in such periods. As such, our revenues from rendering of services and interest revenues and gains on financial instruments are disparately affected by interest rate fluctuations. The extent to which higher or lower interest rate environments affect our total revenues in any given period is ultimately dependent upon the combined effect of each of the factors that affect our revenue. For a discussion of the impact of interest rates and other factors that affected our results of operations in the years ended December 31, 2025 and 2024, see “Item 5. Operating and Financial Review and Prospects–A. Operating Results–Macroeconomic Environment and Factors Affecting Our Results of Operations.”

In relation to our expenses and liabilities, our cost of funding from financial liabilities is generally tied to floating rates, such as the SELIC rate, and are thereby affected by fluctuations in the SELIC rate. For example, total interest expenses and losses on financial instruments, which consist of the results of our funding expenses, derivatives and other financial liabilities, increased to R$11,896 million in the year ended December 31, 2025, from R$6,833.2 million in the year ended December 31, 2024, while the average SELIC rate increased over the same period.

Economic and political crises in Brazil may adversely affect our business, results of operations and financial condition.

Brazil has experienced economic instability caused by a variety of political and economic events in recent years, resulting in a decline in GDP growth and adverse effects on supply and demand. As a result, uncertainty regarding the Brazilian government’s ability to approve required economic reforms to mitigate the deterioration of public accounts and the economy has led to a decline in market confidence in the Brazilian economy and in the Brazilian government. The performance of the Brazilian economy is subject to governmental policies, which, if not successfully implemented, may adversely affect our business and results of operations.

The recent political and economic instability in Brazil has led to a negative perception of the Brazilian economy and an increased volatility in the Brazilian securities market, which may also adversely affect us and the trading price of our ADSs and units. Any continuing economic instability and political uncertainty may adversely affect us and the trading price of our ADSs and units.

Exchange rate instability may materially adversely affect the Brazilian economy and us.

The real fluctuates against the U.S. dollar and other foreign currencies from time to time. In the past, the Brazilian government has adopted different exchange rate policies, including sudden devaluations, periodic small devaluations, foreign exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system under which the Brazilian Central Bank intervenes in the foreign exchange market through the purchase or sale of foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies fluctuates significantly. There can be no assurance that the real will not experience a significant appreciation or depreciation against the U.S. dollar, which can have a material adverse effect on our results of operations.

The depreciation of the real against the U.S. dollar may cause inflationary pressures in Brazil and an increase in interest rates, which could negatively affect the growth of the Brazilian economy as a whole, materially adversely affecting us, particularly in relation to the credit we extend in foreign currency to certain of our clients.

Securities and derivative financial instruments are subject to fluctuations in market prices and liquidity, as a result of changes in economic conditions, and may materially adversely affect us.

Financial instruments and securities represent a significant portion of our total assets. Any realized or unrealized future gains or losses resulting from these investments or hedging strategies may materially affect our revenue. The accounting and recognition of gains and losses can vary considerably from period to period. For example, if we enter into derivative transactions to hedge against depreciation of the real (or any other currency) or interest rates, we may incur financial losses if the real (or any other currency) appreciates or if interest rates increase.

We cannot predict future gains or losses, and fluctuations in gains and losses from one period to another are not necessarily indicative of future gains or losses, particularly in Brazil. Gains or losses recorded by BR Partners Banco in respect to its investment portfolio may result in fluctuations in revenue and BR Partners Banco may not obtain returns on its consolidated investment portfolio or on a portion of the portfolio in the future.

Any decline in Brazil’s credit rating may adversely affect the price of our securities.

We may be adversely affected by investors’ perception of the risks related to the credit rating of Brazil’s sovereign debt. Rating agencies regularly evaluate Brazil and its sovereign ratings. Sovereign credit ratings are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, debt calculation metrics and the prospect of changes in any of these factors.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main rating agencies. Consequently, the price of bonds issued by Brazilian companies have been adversely affected. The continuation or worsening of the current Brazilian economic environment and continued political uncertainty, among other factors, could lead to further downgrades. Any further decline in Brazil’s sovereign credit ratings could increase investors’ perception of risk and, as a result, adversely affect the price of our securities, including the units.

Risks Relating to the Ownership of ADSs and the Underlying Securities

If you surrender your ADSs and withdraw units, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our units underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to our units into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw units, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. There-after, upon the disposition of distributions relating to our units, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle certain foreign investors to buy and sell units on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our units.

Holders of ADSs may be subject to limitations on transfer of their ADSs if the depositary closes its books.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in certain circumstances, as provided in the ADS deposit agreement, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the ADS deposit agreement, or for any other reason.

Holders of ADSs representing our units may not receive distributions on our units underlying our ADSs or any value for them if it is illegal or impractical to make them available to such holders.

The depositary for ADSs representing our units has agreed to pay to holders of such ADSs cash dividends or other distributions that it or the custodian receives on our units after deducting its fees and expenses. Holders of ADSs representing our units will receive these distributions in proportion to the number of our units underlying their ADSs. However, in accordance with the limitations set forth in the ADS deposit agreement, it may be unlawful or impractical for the depositary to make a distribution available to holders of ADSs representing our units. We have no obligation to take any other action to permit the distribution of ADSs representing our units, units themselves, rights or anything else to holders of ADSs representing our units. This means that holders of ADSs representing our units may not receive any distributions that we make on our units or any value from them if it is unlawful or impractical to make such distributions available to holders. These restrictions may negatively impact the trading value of ADSs representing our units.

Holders of ADSs may not have the same voting rights as the holders of our units and may not receive voting materials in time to be able to exercise their right to vote.

Holders of ADSs representing our units are not able to exercise voting rights attaching to the underlying units, common shares or preferred shares on an individual basis. Holders of ADSs representing our units have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the units underlying such ADSs. Holders of ADSs representing our units may not receive voting materials in time to instruct the depositary to vote. The depositary may not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs representing our units may not be able to exercise voting rights and may lack recourse if such ADSs are not voted as requested. In addition, holders of ADSs representing our units will not be able to call a shareholders’ meeting.

We and the depositary are entitled to amend the ADS deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the ADS deposit agreement, without the consent of the ADS holders.

We and the depositary are entitled to amend the ADS deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the consent of the ADS holders. We and the depositary may agree to amend the ADS deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no consent of the ADS holders is required under the ADS deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list the underlying securities on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is to be terminated, ADS holders will receive at least 90 days’ prior notice, but no consent is required from them. In the event that we decide to make an amendment to the ADS deposit agreement that is disadvantageous to ADS holders or terminate the ADS deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of our underlying units, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the ADS deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The ADS deposit agreement provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the ADS deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the ADS deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the ADS deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the ADS deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the ADS deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the ADS deposit agreement or the ADSs. No condition, stipulation or provision of the ADS deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the ADS deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the ADS deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

The ADS deposit agreement provides that certain claims brought by ADS holders under the ADS deposit agreement may only be instituted in the state and federal courts in the City of New York, which may discourage claims.

The ADS deposit agreement provides that holders and beneficial owners of ADSs irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary brought by ADS holders or beneficial owners arising out of or based upon the ADS deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue thereof, including, without limitation, claims under the Securities Act or the Exchange Act, may only be instituted in a state or federal court in the City of New York.

While this exclusive forum provision does not restrict the ability of ADS holders to bring claims, including claims under U.S. federal securities laws, it may increase litigation costs or limit their ability to bring a claim in the judicial forum that they find favorable, which may discourage the filing of claims under the ADS deposit agreement against us or the depositary.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. ADS Holders will not be deemed to have waived our compliance with the federal securities laws and the regulations thereunder. There is uncertainty as to whether a court would enforce the exclusive forum provision of the ADS deposit agreement. Considering this uncertainty, investors bringing a claim may face certain additional risks, including increased costs and uncertainty of litigation outcomes. If a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We may amend the unit deposit agreement governing our units without the consent of the holders of our units.

In accordance with applicable Brazilian legislation, we may, together with the depositary institution contracted to provide services in respect of our units, amend the unit deposit agreement governing our units without the consent of unit holders. In this case, even if the amendment or change materially adversely affects the unit holders’ rights, the amendment will become binding on unit holders that continue to hold our units 30 days following the receipt by the depositary institution of written notice of the amendment, which unit holders may not challenge. The only remedy available to unit holders in this scenario is to cancel their units and hold the underlying common shares and preferred shares directly. The cancellation of units requires the payment of a cancellation fee and will be subject to the provisions of the unit deposit agreement. There can be no assurance that an active and liquid trading market for our common and preferred shares underlying our units exists, will develop and/or will continue to exist in the future.

The unit deposit agreement may be terminated.

Pursuant to the unit deposit agreement governing our units, we or the depositary institution contracted to provide services in respect of our units may unilaterally terminate the unit deposit agreements upon delivery of notice, which will become fully effective after: (1) 90 days from the delivery of such notice or (2) upon the appointment of a new depositary institution that accepts such appointment, whichever occurs first.

Moreover, our unit deposit agreement governing our units may be unilaterally terminated by any party under the following circumstances: (1) a default of any obligation; and (2) in the event any party to the unit deposit agreement (i) enters into bankruptcy, files for judicial reorganization or initiates extrajudicial reorganization proceedings, or petitions for bankruptcy, intervention or a liquidation process is filed against it; (ii) has its authorization to perform the contracted services revoked; and/or (iii) suspends its activities for any period of time equal to or greater than 30 days.

If the unit deposit agreement governing the units is terminated and a new depositary institution is not contracted within 90 days, the depositary institution may unilaterally interrupt the services it provides under the agreement, provided that it communicates such interruption to us and to our unit holders within 90 days after the expiration of the above-mentioned initial 90-day period. The only remedy available to unit holders in this scenario is to cancel our units and hold the underlying common shares and preferred shares directly.

The volatility and lack of liquidity of the Brazilian securities market may substantially limit the ability of investors to sell the units at their preferred price and time.

Investing in securities traded in emerging markets, such as Brazil, often involves greater risk when compared to other global markets that are subject to more stable political and economic conditions, and such investments are generally considered to be more speculative in nature. Investments in securities traded in emerging markets are also subject to certain economic and political risks, including, without limitation: (1) changes in the regulatory, fiscal, economic and political environment that may affect the ability of investors to obtain a return on their investment, in whole or in part; and (2) restrictions on foreign investment and the repatriation of invested capital.

The Brazilian securities market is substantially smaller, less liquid and more concentrated than the major securities markets, and may be more volatile than certain global markets, including the United States securities market.

We cannot guarantee that an active liquid market will develop for our units or that no restrictions will be imposed on the trading of the shares underlying our units, which may considerably limit the ability of holders of our units to sell them at a desired price or a desired time, which may adversely affect the trading price of our units.

In addition, the price of units is frequently subject to volatility. If an active and liquid trading market for the shares underlying our units is not developed and maintained, the trading price of the shares underlying our units could be adversely affected.

Developments and the perception of risk in other countries, particularly in the United States and emerging countries, may adversely affect the market price of Brazilian securities, including securities issued by us.

International investors generally regard Brazil as an emerging market. Historically, the occurrence of adverse events in developing economies has resulted in a perception of greater risk by investors around the world, including investors in the United States and European countries. Perceptions of emerging market countries significantly affect Brazil, the Brazilian capital markets and the availability of credit in Brazil, both from domestic and international capital sources.

Additionally, the Brazilian economy and the market value of securities issued by Brazilian companies are influenced, to varying degrees, by economic and market conditions in Brazil and other countries, including the United States, European countries and emerging economies. Although economic conditions in these countries may differ considerably from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the Brazilian economy and the market value of securities of Brazilian issuers. In the past, the development of adverse economic conditions in other countries have generally resulted in an outflow of investments and, consequently, in a decrease of external resources invested in Brazil.

The Brazilian economy is subject to political and economic events that include, for example, (1) financial crises and political instability in the United States; (2) regional conflicts, such as the conflict between Ukraine and Russia and in the Middle East (including the recent conflict between Iran and Israel and the United States’ military actions against Iran), and recent events related to Venezuela; (3) trade wars between the United States and China; and (4) crises in Europe and in other countries, which affect the global economy. Each of these factors have produced and may continue to produce a series of impacts that may affect, directly or indirectly, the capital markets, the Brazilian economy and the value of our securities.

These and other factors may adversely affect our financial condition and, consequently, the trading price of our ADSs and the underlying securities, which may result in losses to our investors.

Your right to participate in any future offerings may be limited, which may result in the dilution of your interest in our capital stock.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In particular, holders of our units, including our units underlying the ADSs, benefit from certain preemptive rights in connection with future issuances by us of our units or securities convertible into our shares. Holders of our units, including in the form of ADSs, will be unable to exercise the preemptive rights relating to our shares unless a registration statement under the Securities Act is effective with respect to those preemptive rights or an exemption from registration requirements under the Securities Act is otherwise available.

In addition, under the ADS deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act.

Accordingly, you may be unable to participate in our rights offerings or additional offerings of our securities in the future and may experience dilution in your holdings.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the Nasdaq we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the Nasdaq.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The Nasdaq Stock Market LLC Rules, or the Nasdaq rules, provide that foreign private issuers are permitted to follow home country practice in lieu of certain Nasdaq corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

●	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

●	have a minimum of three members on our audit committee, all of whom are independent and meet certain other membership criteria;

●	have a compensation committee consisting entirely of independent members and with a minimum of two members;

●	have a nominations committee consisting entirely of independent members or have a majority of independent directors perform the functions generally performed by such committee;

●	have regularly scheduled executive sessions of our board that consist of independent directors only; or

●	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the Nasdaq corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices and the Nível 2 Segment of the B3.”

We are a “controlled company” within the meaning of the Nasdaq rules. As a result, we qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Our controlling shareholders control a majority of the voting power of our shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of its board of directors consist of independent directors;

●	the requirement that the nominations committee consist entirely of independent directors or that a majority of independent directors select or recommend board of director nominations; and

●	the requirement that the compensation committee is composed entirely of independent directors and has a minimum of two members.

Currently, we do not plan to utilize the exemptions available for controlled companies, but are relying on the exemption available for foreign private issuers to follow our home country governance practices instead. If we cease to be a foreign private issuer or if we cannot rely on our home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities, including units underlying the ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

In addition, on June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility inviting public comment on potential amendments to the definition of “foreign private issuer.” None of the proposals contained in the Concept Release have been adopted by the SEC. However, if the SEC adopts rule changes that modify the definition of “foreign private issuer” and we cease to qualify as a foreign private issuer as a result, we would be required to comply with the more stringent disclosure and procedural requirements applicable to U.S. domestic issuers. Such a transition could require substantial modifications to our corporate governance practices and result in significantly increased compliance costs.

The protections afforded to minority shareholders in Brazil are different from those in the United States and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors and officers or our shareholders is less developed in Brazil than it is in the United States and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. or other laws. There is also a substantially less active plaintiffs’ bar for the enforcement of shareholders’ rights in Brazil than there is in the United States. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors, officers or shareholders than it would be for shareholders of a U.S. domestic issuer.

The requirements of being a public company in the United States may overstretch our resources, result in litigation and divert the attention of management from our business.

Our transformation into a public company in the United States continues to have a significant transformative effect on us. We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having ADSs publicly-traded in the United States.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an ‘‘emerging growth company. ‘‘ These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business, which could impact the performance of our business.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short swing profit rules applicable to domestic U.S registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are required to file their annual report on Form 10-K within 60, 75 or 90 days after the end of each fiscal year, depending on their filing status. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Brazilian laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenue of at least U.S. $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our capital stock, including units underlying the ADSs, held by non-affiliates exceeds U.S. $700.0 million as of the prior June 30, and (2) the date on which we have issued more than U.S. $1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our capital stock, including units underlying the ADSs, held by non-affiliates exceeds U.S. $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find the ADSs or units less attractive because we may rely on these exemptions. If some investors find the ADSs or units less attractive as a result, there may be a less active trading market for the ADSs or units and the price of the ADSs or our units may be more volatile.

We believe that the Company was a passive foreign investment company for U.S. federal income tax purposes. Such classification could result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, “passive income” generally includes interest, dividends, royalties and gains from transactions in commodities, and rents. However, interest income derived from the active conduct of a banking, financing or similar business that meets certain requirements is not treated as “passive income.” We believe that we were a PFIC for our taxable year ending December 31, 2025. The PFIC determination is a factual determination that must be made annually after the close of each taxable year.. If the Company is a PFIC for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the units or the underlying common shares or preferred shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. Prospective U.S. investors should consult their tax advisors regarding the Company’s PFIC status and the consequences to them if the Company were classified as a PFIC for any taxable year. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.”

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under, and are subject to, the laws of Brazil, and substantially all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our units, including in the form of ADSs, could decline.

The trading market for our units, including in the form of ADSs, depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our units, including in the form of ADSs, could decline, which might cause the market price and trading volume of our units, including in the form of ADSs, to decline.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General Corporate Information

BRBI BR Partners S.A. is a corporation (sociedade anônima) incorporated under the laws of Brazil. BR Partners was incorporated on March 3, 2009.

BR Partners’ principal place of business is at Avenida Brigadeiro Faria Lima, 3,732, Floor 28, CEP 04538-132, São Paulo, Brazil. The telephone number at this address is +55 (11) 3704-1000. Our corporate website address is https://www.ri. brpartners.com.br. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website address as inactive textual reference only.

History

We were formed as a holding company in 2009 by Mr. Ricardo Lacerda and other senior officers with significant experience in the Brazilian and international financial markets. We initially focused on providing financial advisory services, particularly in connection with M&A transactions and capital raising, through the establishment of our investment banking business line.

Between December 2009 and December 2010, we raised approximately R$140 million of capital from businesspersons and investors (including the Feffer, Vasone, Zogbi, Verdi, Oliveira, Pinheiro, Seripieri, Alvez de Queiroz, and Limirio families and the company Negotio Magni) with experience in a variety of business sectors (including the pharmaceutical, technology, payment methods, food, pulp and paper, health and real estate sectors, among others), increasing the scope of our operations. These businesspersons and investors expanded our coverage and our network of contacts, facilitating unique access to opportunities and resources in an even more dynamic and competitive marketplace.

In June 2012, we obtained authorization by the Brazilian Central Bank to operate as a financial institution. Accordingly, in the beginning of 2013, we incorporated our subsidiary BR Partners Banco, which holds an active investment portfolio and is authorized to operate in the currency market. We also formed BR Partners Gestora and initiated our investment operations through which we hold equity interests in privately-held companies, leveraging our access to businesspersons in Brazil and our ability to raise capital from third parties through our extensive relationships with local investors. For example, through BR Partners Gestora, we are currently a significant investor in the local outlet shopping and pet store sectors in Brazil.

In the beginning of 2013, we identified an opportunity to establish operations dedicated to raising capital through the issuance of debt securities in connection with BR Partners Banco’s capital markets operations, structuring the issuance of debentures, real estate receivables (certificados de recebíveis imobiliários), or CRIs, agribusiness receivables certificates (certificados de recebíveis do agronegócio), or CRAs, credit rights investment funds (fundos de investimento em direitos creditórios), or FIDCs, and real estate funds (fundos de investimentos imobiliários), or FIIs. Accordingly, we established our capital markets operations. The establishment of these operations arose from the need to expand the range of services we provide to our existing clients and to take advantage simultaneously of the extensive relationships we have with high-income families. Through our capital markets operations, we sought to create an independent and conflict-free platform to offer optimal investment opportunities to investors and facilitate our ability to attract corporate clients. In order to align our interests with those of our clients while simultaneously fostering liquidity in the secondary trading market, BR Partners Banco has purchased between 5% to 20% of all offerings underwritten by our capital markets operations since these operations were established. However, since our initial public offering in Brazil, or IPO, we have increased the average volume of securities we purchase due to the increase in our capital stock. In addition to aligning our interests with that of our investors, our purchase of securities in offerings we underwrite improves our monitoring of our underwritten securities, increases investor confidence and fosters liquidity in the secondary trading market, increasing our ability to originate transactions in the primary market.

Also in 2013, BR Partners Banco established our treasury sales & structuring business line to assist corporate and institutional clients in managing their capital resources. Through our treasury sales & structuring platform, we make a significant range of products available to our clients, including currency, interest and commodity derivatives products. Our treasury sales & structuring business line is also responsible for our bank fundraising efforts with third parties.

From 2013 to 2016, our interconnected and synergetic operating structure enabled us to leverage opportunities to cross-sell high value-added products and services. These efforts facilitated our ability to grow our investment banking and capital markets, treasury sales & structuring, investments and wealth management, and capital remuneration business lines, solidifying our position as one of the most active independent providers of financial advisory services in Brazil, as demonstrated by the Euromoney award for Best Bank for Advisory in Latin America, which we received in 2016 and 2020. In addition, in 2022, we received the Best Investment Bank in Mergers and Acquisitions – M&A – Brazil award at the Leaders League’s 3rd Finance & Law Summit and Awards. In 2023, we were ranked by Euromoney Market Leaders as “Highly Regarded” in the Investment Banking and Diversity & Inclusion categories and as “Notable” in the Environmental, Social & Governance category. In 2024, The M&A Advisor awarded us the Energy Deal of the Year. In 2025, The M&A Advisor recognized our company with the Investment Banking Firm of the Year (South America) award, Distressed M&A Deal of the Year award and selected our managing director, Fabiana Balducci, as International Dealmaker of the Year (US$50mm to US$100mm). Also in 2025, we were recognized by Finance & Law Summit and Awards as the Best Investment Bank in M&A.

In June 2021, Fitch upgraded our corporate credit rating from ‘A-(bra)’ to ‘A+(bra)’ with a stable outlook, citing our resilient business model. In November 2021, Moody’s initiated its corporate credit rating of our company, and we were rated ‘A+(bra)’, with a positive outlook. In 2023, Fitch and Moody’s upgraded our corporate credit rating to ‘AA-(bra)’, with a stable outlook. In December 2025, Moody further upgraded to ‘AA(bra)’ with a stable outlook. In June 2024, Fitch upgraded our corporate credit rating to ‘AA(bra)’, with a stable outlook. The ‘AA(bra)’ rating was affirmed in 2025 with a stable outlook.

On June 17, 2021, we initiated our IPO on the Brazilian stock exchange, and our units started trading on the Level 2 of the B3 on June 21, 2021. In January 2022, we initiated a follow-on offering of our units, in accordance with CVM Instruction No.400 that closed on January 28, 2022. In September 2023, we conducted a follow-on secondary offering of 16,821,941 units.

With respect to our capital markets operations, our increased liquidity allowed us to (1) increase our ability to offer products such as debentures, infrastructure debentures, CRIs and CRAs (which are typically subject to “firm commitment” guarantees granted by participating underwriters); (2) increase our flexibility in acquiring a more significant percentage of the securities issuances we structure in circumstances where such an acquisition could generate financial gains; (3) issue bridge loans in response to client demand (including clients that are momentarily unable to access the capital markets); (4) acquire a larger portion of the securities issuances we structure in order to place these securities with our clients or trade them in the secondary market; and (5) increase our ability to generate more business for our business lines. Our increased liquidity also assisted our treasury sales & structuring business line, which was able to (1) increase our ability to approve and obtain greater operating limits and strengthen our positioning in the derivatives and treasury products market, including improving cross-selling within our capital markets operations; (2) optimize and scale our proprietary funding structure (including in relation to issuances of bank deposit certificates (certificados de depósito bancário), or CDBs, real estate credit notes (letras de crédito imobiliário), or LCIs, and agribusiness credit notes (letras de crédito do agronegócio), or LCAs); and (3) reduce our funding costs while maintaining our conservative risk management strategy. As a central component of our conservative risk management strategy, we seek to maintain BR Partners Banco’s Basel index above the 11% minimum requirement of the Brazilian Central Bank. For example, since our IPO in Brazil, BR Partners Banco’s Basel index has exceeded 17.4%, which is 6.4 percentage points above the required minimum. In December 31, 2025, the BR Partners Banco’s Basel Index was 22.6%.

Moreover, we have a customer-centric culture, recognized for offering services and products designed to meet our customers’ specific needs. Since our incorporation in 2009, we have advised over 400 clients in investment banking, capital markets, and treasury sales & structuring transactions and through wealth management services, which demonstrates our strong capabilities with respect to business and commercial relationships.

To strengthen our business portfolio and increase our opportunities for growth, in September 2023, we announced our new wealth management operations within our investments and wealth management business line. Our wealth management operations incorporate synergies across our other business lines, mainly by giving our wealthy clients access to structured products and services that we offer through our other business lines. As of December 31, 2025, we had R$5.9 billion of WuA compared to R$5.2 billion as of December 31, 2024 and R$2.3 billion as of December 31, 2023.

On March 21, 2025, we changed our name from BR Advisory Partners Participações S.A. to BRBI BR Partners S.A. We believe that this name change simplifies our corporate identity and strengthens our image and presence in the market in which we operate.

As of December 31, 2025, we employed 188 officers and other employees. We perform annual evaluations of the development of each of our employees in each of our business lines and supporting/administrative departments in order to recognize the value and commitment of those that achieve optimal performance and align with our values.

Capital Expenditures and Investment Plan

The following table sets forth a breakdown of our capital expenditures by type of asset for the periods indicated. Our capital expenditures are geographically distributed exclusively in Brazil.

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of reais)
Capital Expenditures:
Intangible – digital platform	—	6.9	5.8
Hardware	0.9	0.4	0.7
Fixed assets (1)	0.1	0.2	0.1
Improvements to third-party properties	—	0.4	—
Total	1.0	7.9	6.6

(1)	Comprised primarily of furniture and equipment.

The following table sets forth a percentage breakdown of the capital expenditures disclosed above.

	For the Year Ended December 31,
	2025	2024	2023

Capital Expenditures:
Intangible – digital platform	—	87%	88%
Hardware	90%	5%	11%
Fixed assets (1)	10%	3%	1%
Improvements to third-party properties	—	5%	—

(1)	Comprised primarily of furniture and equipment.

Digital Platform

Through our digital platform, we aim to create an interface that enhances communication with our current clients in our wealth management business line. This product was designed to meet our clients’ demands for a comprehensive overview of their investment portfolios and to provide an additional channel for their interaction with us.

The digital platform is exclusively available to selected high-income investors and is not available to the general public. The platform is operational and offers its current users a comprehensive suite of services, allowing these clients to access bank statements, place investment orders, request withdrawals and make wire transfers to settle payments related to their investments.

Additionally, users can monitor the evolution and profitability of their investment portfolios. The platform also offers a structured grid of fixed income products, providing a range of investment options that clients can choose from, which we are responsible for executing.

Sources of Investments

The primary source of our investment in non-current assets is the cash we generate from our operations and fundraising activities. For additional information see, “Item 5. B Liquidity and Capital Resources—Sources of Funds.”

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the economy of Brazil and our business and operations. We cannot assure you that we will successfully complete all or any portion of our capital expenditure and investment plan. In addition, we may participate in acquisitions or asset divestitures that are not accounted for in the capital expenditures and investment plan, and we may also modify these plans.

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

Our website is https://www.ri.brpartners.com.br. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this annual report.

B.	Business Overview

Summary of our Operations

Since our founding, we have gained the trust of business leaders and investors who hold an equity interest in our capital, provide us with institutional support, expand our horizons and operations, intensify our product distribution capacity and strengthen our brand.

Our history defines and continues to guide our value proposition. We were founded in 2009 as a financial advisory boutique for mergers and acquisitions, to provide clients an independent alternative to large financial institutions during the global economic crisis.

Since January 1, 2012, when we obtained authorization from the Brazilian Central Bank to operate as a financial institution in Brazil, we have increased our operating platform through products and services relating to capital markets, credit, treasury, financial restructuring, fund management and investments. These new verticals created synergies within our existing operations as a result of the enhanced cross-selling of our services and products, reinforcing our value proposition throughout the lifetime of our relationship with our clients. For example, clients that rely on our M&A financial advisory services typically experience liquidity events in connection with which they may ultimately benefit from our other investment products and services.

In terms of the number and volume of M&A transactions for which we provide advisory services in Brazil, we were ranked second, fifth and seventh in 2023, 2024 and 2025, respectively, by Bloomberg.

As of December 31, 2025, our total assets were R$17.5 billion and our shareholders’ equity was R$783.3 million. In the year ended December 31, 2025, we generated total revenues of R$531.4 million and our profit for the year was R$175.1 million. As of December 31, 2024, our total assets were R$15.1 billion and our shareholders’ equity was R$804.6 million. In the year ended December 31, 2024, we generated total revenues of R$581.2 million and our profit for the year was R$193.7 million. As of December 31, 2023, our total assets were R$10.7 billion and our shareholders’ equity was R$820.8 million. In the year ended December 31, 2023, we generated total revenues of R$435.8 million and our profit for the year was R$155.1 million.

Our Business Lines

Our business is organized under one operating segment that comprises the following business lines: (1) investment banking and capital markets; (2) treasury sales & structuring; (3) investments and wealth management; and (4) capital remuneration, as further described below.

Investment Banking and Capital Markets

Total revenue from our investment banking and capital markets business line for the years ended December 31, 2025, 2024 and 2023 were R$304.0 million, R$352.8 million and R$240.7 million, respectively.

Investment Banking

We have provided investment banking services since our founding, having identified a need for independent and quality investment banking services.

Through our investment banking operations, we offer a range of financial and strategic advisory services to institutional clients, government agencies and individuals in connection with M&A transactions, the purchase and sale of equity securities, fundraising, strategic partnerships, corporate restructuring and M&A defensive tactics.

We are focused on assisting our clients with complex financial challenges, guiding senior executives, boards of directors and shareholders in strategic transactions of financial and transformational importance. We have experience in advising government-controlled companies on a diverse array of transactions, which we believe provides us a strategic advantage in light of the Brazilian government’s privatization agenda.

The scope of our investment banking operations includes: the preparation of presentations on financial valuations and decision making assistance; the gathering of economic and financial information and strategic positioning; financial modeling; business structuring; negotiations; and the provision of advisory services to the shareholders and the management of companies during each stage of the business maturation process.

Our investment banking division also provides restructuring advisory services, assisting our clients in debt renegotiations with financial institutions and holders of debt securities as well as in adapting their capital structures to client cash flows and business climates. We believe that independent advisory services are an essential characteristic of the restructuring advisory services we provide, enabling us to provide unbiased advice and substantially reducing the risk of conflicts of interest in negotiations with other counterparties.

We believe that the execution capability of our investment banking operations is evidenced by our M&A transaction rankings. With over 15 years in operation, we believe that we have earned the respect and recognition of the market, competing head-to-head with all of the major financial institutions in Brazil.

Since January 1, 2009, under the stewardship of leaders with more than 30 years of accumulated experience, we have participated in transactions surpassing R$ 489 billion in terms of deal volume.

We believe our reputation in the Brazilian market has allowed us to capture new clients each year with whom we strive to create long-lasting relationships to continue to provide investment banking services in future transactions. We believe that our client base consists of clients with whom we have developed long-term relationships and to whom we offer investment banking services on a recurrent basis.

We generate investment banking revenue based on advisory service fees that are calculated as a percentage of the completed transaction.

We announced 18 transactions in the year ended December 31, 2025, and 14 transactions in the year ended December 31, 2024. Since our IPO in 2021, we have participated in 97 transactions in a range of industries, including the following transactions:

Strategic advisory in M&A transactions

●	Financial advisor to IMC in the formation of a joint venture with Kentucky Foods Chile for the operation and expansion of KFC in Brazil;

●	Exclusive financial advisor to the shareholders of Ângulo 45 in the sale of photovoltaic assets by the Energisa Group;

●	Exclusive financial advisor to Cemig on the sale of its stake in Aliança Geração to Vale for R$2,700 million;

●	Financial advisor to Cruzeiro do Sul and its shareholders (the Government of Singapore Investment Corporation) on the acquisition of 100% of UNIFAPI; and

●	Exclusive financial advisor to Auren Energia in connection with the acquisition of a 100% stake in Esfera Energia.

Strategic advisory in capital market transactions to boards of directors and shareholders

●	Financial advisor to Grupo Pão de Açúcar in the primary offering of its shares; and

●	Issuance of fairness opinion to Banco BRB in connection with a Commercial Agreement with CNP Seguradora for the exclusive offer by CNP Seguradora of capitalization bonds and consortia.

●	Issuance of fairness opinion to BTG Pactual Infraestrutura Dividendos Fund in connection with the sale of Linhares Geração to Eneva for R$650 million;

●	Financial advisor to Casino Group in the sale of Assaí Atacadista through a strategic capital markets transaction for R$4.0 billion;

Restructurings & Special Situations

●	Financial advisor to Malwee in connection with a debt restructuring; and

●	Exclusive financial advisor to Light in connection with the approval of its judicial reorganization plan.

Capital Markets

Through our capital markets operations, we offer our clients customized advisory services in connection with the raising of funds from investors through structured debt instruments.

We structure and distribute financial products developed to suit each client’s specific needs, whether in their capacity as borrower or investor, and we actively participate in the entire structuring process to guide our clients through market realities, often acquiring an interest in the offering to strengthen the alignment of our and our clients’ interests.

As evidenced by our leading position in rankings published by ANBIMA relating to the distribution of fixed income securities in Brazil, we believe we play an important role in facilitating direct client access to the Brazilian financial markets, providing advisory services in the distribution of financial products such as: CRIs, CRAs, FIIs, private equity funds (fundos de investimento em participações), or FIPs, promissory notes and debentures, among others. Moreover, we have experience in providing advisory services in connection with real estate equity transactions, such as sale and leaseback transactions, repossessions and built-to-suit transactions.

We believe that our origination, structuring and distribution capability is derived from our network of qualified professional investors that primarily include high net worth individuals, or HNWIs, high net worth families (i. e., family offices) and institutional investors.

We further believe that our successful track record in the Brazilian capital markets is evidenced by our leading position in ANBIMA’s CRI Brazilian rankings. We were ranked in top positions in the ANBIMA Brazil rankings over the last five years, including third place in 2022 in ANBIMA’s Brazilian rankings for CRI advisory services and second place in ANBIMA’s rankings for the origination of real estate funds (originação de fundos de investimentos mobiliários).

Since January 1, 2013, we have advised on, cumulatively, more than R$43 billion in capital markets transactions.

We generate revenue in our capital markets operations primarily through service fees, which generally consist of underwriting, structuring and distribution fees that are calculated as a percentage of the transaction’s volume.

We have advised on issuances of debentures, CRAs and bank credit notes (cédulas de crédito bancário), or CCBs, which we began to offer in 2020. Considering all of our product offerings (including CRIs, FIIs, debentures and CRAs), we participated in (1) 39 issuances in the year ended December 31, 2025 (a 31.6% decrease, when compared to 57 issuances in the year ended December 31, 2024 and a 11,4% increase, when compared to 36 issuances in the year ended December 31, 2023). Since January 1, 2022, we have participated in a total aggregate of R$29.8 billion issuances across all of our product offerings.

The chart below sets forth our track record for issuances for which we served as a financial advisor in terms of deal volume and the number of deals for the periods indicated:

The chart below sets forth a comparison of the breakdown of our role as financial advisor of securities issuances for the years indicated:

Treasury Sales & Structuring

Total revenue from our treasury sales & structuring business line for the years ended December 31, 2025, 2024 and 2023 were R$86.7 million, R$88.3 million and R$65.1 million, respectively.

Our treasury sales & structuring business line advises on, structures and executes foreign exchange, derivatives and surety transactions for corporate and institutional clients. As a result of the extensive relationship network of the BR Partners group, we are also able to leverage our operations by offering made-to-measure solutions in a variety of markets for clients across a variety of sectors.

We have consistently generated revenue through our treasury sales & structuring operations, particularly when compared to our financial position. We believe that our success derives from: (1) the quality and experience of our dedicated executives, (2) our agility in analyzing and approving new limits for new or repeat treasury sales & structuring clients, (3) our cross-selling capability developed in conjunction with our capital markets operations, and (4) our clients’ perception of our independence in providing treasury sales & structuring advisory services.

We also raise funds from clients and third parties through treasury products, such as CDBs, LCIs, LCAs, and treasury bills (letras financeiras), or LFs, as further discussed below.

●	CDBs (bank deposit certificates) are used by banks in Brazil to raise funds directly from investors to finance their credit operations. By issuing a CDB, BR Partners Banco, for example, borrows money from investors and commits to pay the money with interest. CDBs are a flexible funding instrument that can be tailored to different terms, rates (fixed, floating, or inflation-linked), and liquidity profiles. Also, CDBs are insured by the Brazilian Credit Guarantee Fund (Fundo Garantidor de Créditos), or FGC.

●	LCIs (real estate credit bills) allow banks to raise funds specifically to finance real estate credit operations, such as mortgages. When issuing an LCI, the issuer must link the raised funds to real estate-backed loans existing on their balance sheet. Considering the income tax exemption on earnings, LCIs are a cost-effective funding source for BR Partners Banco, offering potentially lower interest rates while still being attractive to investors. LCIs are also FGC-insured.

●	LCAs (agribusiness credit bills) are similar to LCIs and are issued to fund a bank’s credit operations in the agribusiness sector. LCAs are commonly used to recycle capital and support agricultural financing. The income tax exemption for individual investors lowers the bank’s cost of funding, while FGC coverage provides additional security for the investor.

●	LFs (treasury bills) are issued by banks primarily to strengthen their long-term funding structure and meet regulatory capital requirements. Unlike other instruments, LFs require a minimum 2-year maturity and may not be redeemed prior to their stated maturity. As such, they may be an optimal tool for liquidity and asset-liability management. LFs are not insured by the FGC, and as a result, are commonly targeted by institutional or high-net-worth investors who demand higher yields in return for the increased risk and lower liquidity.

Our treasury sales & structuring business line is also responsible for treasury management, asset and liability management, or ALM, and providing access to different local and international primary trading markets.

The revenue we generate through our treasury sales & structuring business line does not derive from proprietary positions, but rather from (1) in the case of our foreign exchange and derivatives operations, a spread calculated as the difference between the amount that we charge clients and our trades in the market, and (2) the revenue we generate from commissions we charge on the sureties we provide.

Since January 1, 2022, we have negotiated an aggregate of more than R$175.9 billion in transactions in this business line. The volume of our Treasury Sales & Structuring transactions decreased by 49.3% to R$37.7 billion in the year ended December 31, 2025 when compared to R$74.4 billion in the year ended December 31, 2024. This decrease was primarily driven by changes in product demand and client needs, with a higher concentration of transactions in more structured and customized products, which typically involve lower notional volumes but generate higher spreads, as opposed to higher-volume, lower-margin transactions such as foreign exchange derivatives. As a result, transaction volumes are not necessarily indicative of revenue performance in this business line.

Investments and Wealth Management

Total revenue from our investments and wealth management business line for the years ended December 31, 2025, 2024 and 2023 were R$15.8 million, R$12.0 million and R$6.0 million, respectively.

Our investments and wealth management business line comprises our investment and wealth management operations.

Investments

Through our investment operations, we are primarily engaged in acquiring and holding minority equity interests in small and middle-market privately held companies acquired through investment vehicles that operate under specific investment strategies, enabling investors to invest capital exclusively under the investment strategies that they believe offer them the most optimal value.

Approximately 86% of the FIPs under our management were raised from third parties, enabling us to offer our clients a differentiated product that we believe is rarely available to Brazilian investors. In exchange, investors in our private equity funds agree to maintain the capital they invest for periods of up to 10 years, permitting us to maintain and advance our investment strategies.

Our investment operations structure private equity funds to invest in and develop new business platforms by investing our own and third-party capital as we identify new opportunities in a particular sector. Our consolidated investment platform allows us to build scalable investment strategies that require lower initial capital commitments as we increase our asset base and our exposure to a particular sector through new opportunities and gain familiarity with the sector.

Through BR Partners Gestora, we benefit from significant experience and a competitive advantage in our investment operations. In particular, we benefit from investors that continually commit capital to our funds, an extensive network of relationships with, and rapid access to, entrepreneurs, a sufficient flow of investment opportunities that enable us to leverage these operations and access to proprietary deals that are outside of the radar of our main competitors.

In our investment operations, we primarily generate revenue through (1) management fees that are calculated as a percentage of total capital under management (allocated or committed), which we charge clients that invest in the funds we manage, (2) performance fees that are calculated as a percentage of the returns on investments that exceed previously agreed thresholds, (3) fees imposed on new investments, which are typically charged at the time the investment is made, and (4) returns on proprietary investments linked to the remuneration of the capital we invest in funds managed by our investment operations.

Wealth Management

Through our new wealth management operations, which we initiated in September 2023, we manage the assets of wealthy families and individuals. Our wealth management team is composed of experienced employees with market expertise. The main objective of our advisory services in our wealth management operations is to preserve or maximize the generation of wealth for our clients, with a selection and risk management profile consistent with the interests of each client.

Since our founding, we have expanded our business lines through a modular approach, taking advantage of opportune moments to invest in new areas of growth while prioritizing activities that complement our relationships with clients and creating synergies among our business lines. In addition, we believe that one of our key competitive advantages is the proximity, openness and trust of large Brazilian companies and high net worth families, which we believe is demonstrated by our track-record advising these clients in a variety of areas. As such, we believe that we are well positioned to expand our clients’ relationship with us as they direct a portion of their capital resources to our wealth management operations.

Our wealth management operations benefit from an open multi-product platform, digital support and an international presence. We initiated our wealth management operations with the hiring of three senior executives. As of December 31, 2025 and 2024, we had R$5.9 billion and R$5.2 billion in WuA, respectively.

We operate our wealth management operations as a fee-based advisory service for our clients’ global assets, without holding custody of these assets. This approach allows our wealth management team to manage portfolios regardless of where the clients’ assets are held, enabling our team to provide advisory services with a global perspective on clients’ goals. Moreover, as a result of this strategy, our wealth management team is not limited in the types of investment products they can recommend to best meet our clients’ needs. Consequently, we have achieved a multi-product platform with an international presence. As a result of our recent digital platform investments, the digital support we provide enhances client relationships by allowing our clients to consolidate their portfolios and facilitating digital interactions. For more information on our digital platform, see “—A. History and Development of the Company—Capital Expenditures and Investment Plan—Digital Platform.”

We believe that our wealth management operations have substantive synergies with our investment banking business line. Since our founding in 2009, we have advised on more than R$140.0 billion in asset sales to individuals or companies. To leverage the synergies between our wealth management operations and investment banking business line, our wealth management operations seek to manage the wealth generated by the clients we advise through our investment banking business line, and to solidify our relationship with high-net-worth individuals who also occupy decision-making roles with potential clients.

Capital Remuneration

Total revenue from our capital remuneration business line for the years ended December 31, 2025, 2024 and 2023 were R$124.9 million, R$128.1 million and R$124.1 million, respectively.

Through our capital remuneration business line, we generate returns through investments in liquid assets consisting of publicly-traded securities and through the reappraisal of assets managed by our investment operations. Our invested securities are generally linked to the interbank deposit certificate (certificado de depósito interbancário), or CDI, rate, which is an average of interbank overnight rates in Brazil.

Our Operations

Investment Banking

As demonstrated by our third-party M&A rankings, we have achieved a prominent position in the M&A advisory services market in Brazil. Through our investment banking operations, we provide a wide range of sophisticated M&A and other financial advisory services and solutions to a diverse group of clients in Brazil, including a wide array of Brazilian and foreign publicly and privately held companies, financial institutions, funds and individuals.

The main products and services we provide through our investment banking operations are as follows:

●	strategic advisory on M&A transactions, including mergers, acquisitions and sales of equity;

●	complex corporate reorganizations, including the reorganization of business conglomerate portfolios;

●	strategic advisory on primary and secondary public offerings, as well as on takeover and exchange offerings in Brazil and abroad;

●	corporate restructurings, including advisory services in connection with the renegotiation of indebtedness, capital leveraging and the reorganization of capital structures;

●	independent advisory to shareholders through the preparation of financial and economic valuations, including expert analyses, reports and fairness opinions;

●	the provision of strategic advice to management boards, corporate committees and significant shareholders in situations involving conflicts of interest, M&A defensive tactics or the acquisition of a controlling interest in companies; and

●	advisory on privatization processes of public companies and in asset divestiture processes.

Through our investment banking operations, we are focused on providing financial advisory services to solve complex and strategic matters faced by our clients’ businesses. We typically advise our clients’ main decision-makers, senior management, boards, committees and shareholders in transactions of significant importance.

Through our investment banking operations, we seek to build and maintain long-term relationships with our clients that are aligned with their interests in order to position ourselves as their trusted advisor throughout their business cycle. We emphasize the involvement of senior members of our investment banking team with our clients during all phases of transaction analysis and execution.

From January 2010 to December 31, 2025, our investment banking operations provided advisory services on 255 transactions having an aggregate transaction volume of approximately R$489.9 billion, taking into consideration the financial volume of public transactions and excluding transactions in which the amount was not disclosed.

The well-established leadership position and trust we have built through the M&A advisory services we provide have enabled us to assist our clients during their most challenging financial moments, assist them in renegotiating their debt and other financial instruments, reorganize their capital structures and negotiate the approval of court-supervised reorganization plans within the context of judicial or extra-judicial corporate restructurings.

Moreover, our investment banking operations have developed strong relationships with clients from different sectors of the Brazilian economy, having participated in financial transactions that are not significantly concentrated in any specific industry since our incorporation. The charts below show the distribution of transactions by sector for 2023 and 2025. In 2023, activity was more concentrated, particularly in retail, financial services and energy. By 2025, the mix became more diversified, with TM&T, Logistics and Financial Services, as the largest sectors, and no other sector exceeding 15% of transactions.

Investment Banking

(2025, number of deals, %)

#18
22%
22%
17%
11%
6%
6%
6%
6%
6%
6%
TM&T
Logistics
Financial Services
Retail
Oil & Gas
Other
Industrials
Real Estate
Environmental Services
Energy
Agriculture
Healthcare
Tecnology
Pharma
Infrastructure

Investment Banking

(2023, number of deals, %)

#25
28%
20%
12%
8%
8%
4%
4%
4%
4%
4%
4%
Retail
Financial Services
Energy
Other
Agriculture
Logistics
Oil & Gas
Real Estate
Healthcare
Pharma
Infrastructure
TM&T

Capital Markets

Through BR Partners Banco and BR Partners Mercado de Capitais Ltda., or BR Capital Markets, our debt capital markets operations originate, structure and participate in the distribution of fixed-income debt securities and other debt instruments for companies in Brazil. Through our equity capital markets operations, we also structure and distribute real estate investment fund securities, expanding the products we offer. When serving our clients, our capital markets operations are focused on the private placement of a variety of securities, with a particular emphasis on transactions that have high added value.

The primary securities for which we provide advisory services through our capital markets operations are:

●	CRIs;

●	CRAs;

●	FIIs;

●	Investment Funds in Agro-Industrial Production Chains (Fundos de Investimento do Agronegócio);

●	FIDCs;

●	CCBs;

●	incentivized debentures (debênture incentivadas), which are exempt from income and financial services (IOF) taxes; and

●	non-convertible debentures.

In addition to the structuring and distribution of securities, we also co-invest in our capital markets transactions. As a result, our and our institutional clients’ interests are aligned in connection with our distribution of fixed-income securities, demonstrating our commitment to bearing risk together with such clients.

The chart below sets forth the volume of securities issuances on which we advised and which we structured in the periods indicated:

The chart below sets forth the evolution in the volume of private securities retained as credit instruments on which we advised and which we structured in the periods indicated:

Treasury Sales & Structuring

Through BR Partners Banco, our treasury sales & structuring business line prospects, structures and executes risk management transactions for our corporate and institutional clients in the interest, currency and commodity derivatives markets. Through our treasury sales & structuring business line, we also execute currency exchange transactions, provide bank sureties and sell our fundraising products.

We believe the market differentials of our treasury sales & structuring business line include:

●	professionals with significant experience in structuring and managing risks relating to fixed-income, foreign exchange and derivatives products;

●	local and international market intelligence;

●	agility in structuring financial solutions that take into account market trends at a competitive price; and

●	trading operations that are focused on client service and in relation to which we do not hold proprietary positions.

Through our treasury sales & structuring business line, we offer the following products:

●	a multi-product platform for foreign exchange, interest, commodities and fixed-income products;

●	derivative products, including futures, swaps, forwards and options;

●	foreign exchange products, including spot market transactions and future currency settlements;

●	fixed-income products, including fundraising products (CDBs, CDIs, LFs and LCIs), and secondary market trades of public securities, debentures and securitizations, including FIDCs and CRIs; and

●	bank sureties.

Our treasury sales & structuring clients include:

●	companies operating in a variety of economic sectors, including telecommunications, banking, logistics, consumer goods, real estate, agribusiness, infrastructure, retail and public concessions, among others;

●	import and export companies or companies that hold assets and liabilities in other currencies or that are subject to interest rate variations;

●	companies with exposure to local and international interest rate risk; and

●	institutional clients, including medium-sized banks, high net worth families, asset managers and foreign investors.

Our treasury sales & structuring business line:

●	negotiated over-the-counter benchmark derivatives between our clients and market counterparties that had an aggregate notional value of R$ R$30.5 billion in the year ended December 31, 2025, compared to R$62.9 billion in the year ended December 31, 2024 and R$49.9 billion in the year ended December 31, 2023;

●	negotiated trades in the foreign exchange market between our clients and the interbank counterparties that had an aggregate notional transaction value of R$7.3 billion in the year ended December 31, 2025, compared to R$11.5 billion in the year ended December 31, 2024 and R$6.5 billion in the year ended December 31, 2023; and

●	raised, from clients and open platforms through CDBs, subordinated financial bills eligible as capital (Letra Financeira elegível - Nível II), or LFSNs, and LCIs issued by BR Partners Banco, R$5.4 billion in the year ended December 31, 2025, compared to R$4.5 billion in the year ended December 31, 2024 and R$2.7 billion in the year ended December 31, 2023.

Investments

Through our investment operations, we manage and invest our and third-party capital in relatively illiquid funds based on investment parameters established by BR Partners Gestora, a fund manager we control. Through our investment operations, we generate revenue from recurring investment management fees, performance fees (which are paid upon redemption of the investment) and capital gains earned over the lifetime of the investment.

Through BR Partners Gestora, the investment funds we manage primarily acquire minority interests in privately held small and medium-sized companies through privately negotiated transactions and investment vehicles that are tailored to specific strategies, allowing investors to allocate capital exclusively to the investment strategies they believe generate the most value. Over 86% of the capital invested in our investment funds under management were obtained from third parties, enabling us to offer our clients a unique product not generally available to Brazilian investors. In exchange, investors in our private equity funds agree to maintain the capital they invest for periods of up to 10 years, enabling us to maintain and solidify our investment strategies.

Through our investment operations, the funds we manage generally invest in:

●	sectors that have lower relative risk (beta), assets that exhibit growth potential and companies that generate recurring revenue and that have the potential to benefit from economic recovery cycles;

●	middle-market companies that do not compete with us;

●	scalable investment platforms that have consolidation potential;

●	businesses through a minority stake, acting in partnership with local entrepreneurs that wish to develop their companies in the long-term;

●	attractive entry pricing opportunities;

●	ventures that do not compete with us and that are developed through the broad relationships cultivated by our executive partners and officers; and

●	investment vehicles exclusively dedicated to an investment thesis.

Moreover, we invest our own capital in the investment funds we manage, together with third-party capital to ensure the alignment of our and our clients’ interests.

We offer our clients the opportunity to invest in investment funds and multi-market investment funds (fundos de investimento multimercados). Our portfolios generally comprise fixed-income and illiquid assets. Our primary investors include HNWIs, high-income families and corporations. We pool our investors’ capital directly and do not rely on third-party pooling services.

Our investment professionals prospect and develop investment opportunities in a variety of subsectors in the Brazilian market, including real estate projects, infrastructure projects and “equity growth” opportunities. We are active in all stages of the investment process, including the origination and prospection of investment opportunities, structuring of the investment vehicle, the pooling of third-party capital, the structuring of investment targets, the implementation of projects, operational and financial monitoring and divestment. Our investment professionals seek to offer our clients attractive returns tailored to their risk appetite, including through our investment portfolio focused on the outlet shopping sector.

Our investment methodology centers on local market knowledge and takes into consideration the particular investment characteristics of emerging markets, including lack of liquidity, growth, specific sector dynamics, financial disintermediation, consolidation, privatization, risks related to other assets in the economy (beta) and increased corporate governance.

The investment funds we manage may invest in illiquid investments or financial instruments for which there is little, if any, market activity. Through our investment operations, the investment funds we manage may determine the value of such investments and financial instruments based on the fair value of such investments. The fair value of such investments and financial instruments is generally determined using valuation methodologies.

The determination of fair value using these methodologies takes into consideration a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. These valuation methodologies may involve a significant degree of judgment by fund administrators.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in an investment fund’s net asset value do not necessarily reflect the prices that would actually be obtained by the investment funds we manage when such investments are realized. Realizations at values significantly lower than the values at which investments have been reflected in prior fund net asset values would result in reduced gains or losses for the applicable fund and, consequently, a potential reduction in the management and performance fees we receive.

Wealth Management

In September 2023, we announced the commencement of our wealth management operations, a new milestone towards our development and growth, and primarily, the preservation and reinforcement of our most important attribute: our role as a client-centric advisor, combining a client-focused culture with financial independence across our various business lines.

Beyond the expansion of our operations, our wealth management operations generate a higher proportion of recurring revenue, given that the services we render are charged in accordance with a pre-arranged fee based on the total amount of the client’s assets we manage. As such, the predictability of our wealth management operations revenue is relatively more stable when compared to our other operations.

Through our wealth management operations, we are responsible for managing the wealth of high-net-worth families and individuals. Our wealth management services are comprehensive and diverse to cater to the specific needs of each client, with the aim of managing and perpetuating their wealth.

Our wealth management operations are managed by a team with extensive experience in the market, capable of delivering a wide range of services to manage and perpetuate the wealth of our clients and their families. We believe that our senior team benefits from an entrepreneurial spirit and significant experience in the market.

The main services we provide through our wealth management operations are:

●	wealth planning: life insurance and private pensions;

●	investment management;

●	real estate planning;

●	an international investment platform;

●	risk management;

●	tax management;

●	administration services; and

●	family succession planning.

We believe that our wealth management operations have substantive synergies with our investment banking operations. Since our founding in 2009, we have advised on over R$143 billion worth of asset sales to individuals or companies. Through our new wealth management operations, we seek to manage the wealth generated by the clients we advise through our investment banking business line. Our wealth management team includes professionals dedicated to prospecting for new clients to increase their net new money, or NNM, in a market that totaled R$540 billion as of December 2025, according to ANBIMA. Moreover, our wealth management operations are a strategic pillar for the origination of new business for our other activities, given that our wealth management team has access to new high net worth families and companies with potential for cross-selling opportunities in investment banking, capital markets and treasury sales & structuring transactions.

As of December 31, 2025, 2024 and 2023, our AuM & WuA totaled R$5.9 billion, R$5.2 billion and R$2.7 billion respectively.

Capital Remuneration

Through our capital remuneration business line, we generate returns through (1) the investment of our equity in sovereign bonds, (2) the accrual of our private securities portfolio net of our funding costs, as originated by our capital markets team, which also includes third-party funding, and (3) the revaluation of our proprietary participation in our investment operations, which also includes third-party funding. We use these returns to fund certain transactions in our other business lines.

This business line also generates returns from the portfolio of private securities originated from our capital markets operations.

Interest Rates (SELIC Rate)

Generally, high interest rates are favorable for our capital remuneration business line. Although our capital remuneration operations are material to our business and revenue, we believe we possess a diversified strategy in relation to our sources of revenue. Through this strategy, we operate business lines that in contrast to our capital remuneration operations perform better in lower interest rate environments. The graph below shows the evolution of the SELIC rate during the periods indicated.

Source: Brazilian Central Bank data provided from January 2018 through December 2025.

BR Partners Banco’s Basel Ratio

Our subsidiary, BR Partners Banco, is subject to the regulation and supervision of the Brazilian Central Bank, including in relation to capital and equity requirements.

Basel Ratio

The Basel Ratio is calculated as reference equity divided by risk weighted assets (assets that expose us to financial risk). The Basel Ratio is monitored by the Brazilian Central Bank and has a standard meaning for all financial institutions in Brazil. The Basel Ratio measures the degree of a financial institution’s financial leverage and financial institutions in Brazil must ensure that their Basel Ratio exceeds the minimum threshold established by the Brazilian Central Bank.

The table below sets forth a reconciliation of BR Partners Banco’s Basel Ratio, prepared in accordance with generally accepted accounting principles adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank:

	As of December 31,
	2025	2024	2023
	(in millions of R$, except percentages)

Reference equity	1,296.7	1,077.5	747.9
Risk weighted assets	5,741.7	5,992.2	4,117.8
Basel Ratio	22.6%	17.9%	18.2%
Level I	17.8%	13.9%	16.4%
Level II	4.8%	4.0%	1.8%

BR Partners Banco is subject to regulations established by CMN Resolution 4,966/21 of the CMN and BCB Resolution 352/23 of the Brazilian Central Bank. These resolutions establish new accounting concepts and criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

Material Clients

We generally provide services to our clients pursuant to executed engagement letters and refer to the provision of services under any such engagement letter as a client engagement. Our business is not dependent on any single client or small group of clients on an ongoing basis. Because each engagement is discrete and project-specific in nature, a particular client may account for a material portion of our revenue in a given year without that reflecting a continuing reliance on such client. The composition of our client base and the relative contribution of any individual client to our revenue may therefore vary significantly from period to period.

For the purposes of the following discussion, we define a “material client” as a client from which we generated 10% or more of our total revenues during the applicable period. The table below sets forth the total number of material clients and the percentage of aggregate total revenues we generated from material clients for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
Number of material clients	—	1	—
Percentage of total revenues generated from material clients	—	14%	—

Suppliers

In connection with our investment banking, capital markets and treasury sales & structuring operations, we may hire third-party service providers, particularly legal and business advisors, to provide us with certain services. We consider these services to be only complementary, and not essential, to our operations, and any such third-party service providers are not subject to government controls or regulations. We are not dependent on any particular third-party service providers and, if necessary, may replace any of our third-party service providers with service providers of similar qualifications. Furthermore, as we are not dependent on any particular third-party service providers, we believe that any pricing volatility related to third-party service providers would not materially adversely affect us given our ability to replace them at any given time. Our other operations do not require third-party suppliers.

Geographic Distribution of Operations

In the year ended December 31, 2025, 100% of our total revenues, which amounted to R$531.4 million, were generated in Brazil.

In the year ended December 31, 2024, we generated 99.7%, or R$581.2 million, of our total revenues in Brazil and 0.3%, or R$1.2 million, of our total revenues in the United States.

In the year ended December 31, 2023, we generated 100%, or R$435.8 million, of our total revenues in Brazil.

Seasonality

Investment Banking

Our investment banking operations are not subject to seasonality. The revenue we generate through our investment banking operations is substantially dependent on the settlement of the transactions for which we provide advisory services. The effective settlement of each transaction is subject to each transaction’s particular conditions, including authorizations from governmental and competition authorities, corporate reorganizations, creditor approvals and compliance with certain operational and/or market requirements, among others.

Capital Markets

Our capital markets operations are not subject to seasonality.

Treasury Sales & Structuring

As a result of the counter-party risk to which banks are exposed in treasury sales & structuring transactions, treasury sales & structuring revenue generally tends to improve during periods of increased asset volatility or credit scarcity. On the other hand, during periods of decreased asset volatility and increased liquidity, increased revenue may be generated through structured transactions and as a result of the cross-selling of M&A and capital markets products and services.

Investments

Seasonality within our investment operations is not significant. The revenue we generate in connection with the performance fees we charge on third-party invested capital is non-recurring and may therefore positively impact our results in any given period. We record any such performance fees when effectively realized either (1) at the time the investment is redeemed or (2) at the end of the applicable measurement period.

Capital Remuneration

Our capital remuneration operations are not subject to seasonality.

Marketing

As of the date of this annual report, we do not have a structured marketing department. Our marketing efforts are limited to social media marketing services provided by a third-party marketing agency and a seasonal recruiting program developed and administered by our human resources department.

Intellectual Property

In Brazil, ownership of trademarks is evidenced only through validly approved registration with the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or the INPI, the agency responsible for registering trademarks and patents in Brazil. After registration, the owner is assured exclusive use of the trademark throughout Brazil for a period of ten years, renewable for successive periods, provided that the renewal request is made in the last year of the registration term, or in the six months following the end of the registration term. During the registration process, the entity or individual filing for trademark registration merely has an expectation of the right to use the trademarks applied for to identify its products or services specifically in the requested class.

The registration of trademarks is terminated upon: (i) expiration of the term; (ii) waiver by the titleholder; (iii) lack of use of the trademark; or (iv) non-compliance with the provisions of article 217 of Law No.9,279/96, any conditions imposed by the INPI pursuant to Law No.9,279/96 or other related legislation. The maintenance of trademark registrations requires the periodic payment of fees to the applicable regulatory body. There can be no assurance that third parties will not claim that we are violating their intellectual property rights nor that any such claim will not prevail in court.

Our Trademarks

As of the date of this annual report, we hold two registrations with the INPI for the trademark “BR PARTNERS”.

We are unable to quantify the impact of the loss of any of our trademarks. Any loss of any of our registered trademarks would result in the termination of our exclusive right to use such trademark and we may encounter difficulties in preventing third parties from using identical or similar trademarks, including in connection with competing products or services. While we believe that we will not lose any of our rights over our existing trademarks, there is a remote possibility that we may lose such rights over certain brands we deem strategic to our operations, which may result in a substantial loss in relation to our assets. We may also be subject to criminal or civil lawsuits in connection with any violation or improper use by us of the trademarks of third parties.

Our Domain Names

As of the date of this annual report, we own certain domain names, such as www.brap.com.br, www.bancobrpartners.com.br and www.brpartners.net.br.

We may lose our rights to our domain names in the event of: (1) our failure to pay periodic maintenance fees due in respect of our domain names; (2) a determination by the applicable authorities that we provided improper, false, invalid or outdated information in connection with the registration of our domain names; (3) our failure to present required documentation to applicable authorities in a timely manner; (4) an application for registration of a trademark or trademark application related to our domain names made by a third-party, subject to certain other conditions; (5) a court order; or (6) our express request.

We do not believe that we would be materially adversely affected in the event we lose our domain names, given that none of these domain names serve as our primary internet site. In the event we lose our rights to these domain names, we must cease to use these domain names and third parties may subsequently register them. In the event we lose our www.brap.com.br domain name, our operations may be materially adversely affected as a result of a decrease in our available service channels in addition to any negative impact on our image and reputation.

Social and Environmental Policies

On July 20, 2020, our board of executive officers determined that our social-environmental risk management policies will conform to the policies, controls and practices established in BR Partners Banco’s Social and Environmental Liability Policy and its Social-Environmental Liability Policy Manual.

Moreover, the Banking Self-Regulation Rule No.014/2014, enacted by the Brazilian Banking Federation (Federação Brasileira de Banco – FEBRABAN), or SARB Ruling, establishes the self-regulation program for the development and implementation of socio-environmental liability policies, determining the fundamental guidelines and procedures for the incorporation of social and environmental risk assessment and management practices in the companies’ businesses.

We developed the Social-Environmental Liability Policy and Social-Environmental Liability Policy Manual taking into consideration what we believe are best market practices, the provisions of CMN Resolution 4,945, dated September 15, 2021, and the Brazilian Banking Federation’s SARB Ruling in order to ensure our operations comply with applicable rules and regulations and to ensure the continuous improvement and sustainability of our operations.

Although we believe that our current internal social-environmental liability policies are sufficient to ensure that our operations comply with applicable rules and environmental regulations, we are currently developing and preparing a sustainability report with the goal of decreasing the environmental impact of our operations.

Our social-environmental initiatives include:

●	a social-environmental analysis of our products and services, taking into consideration our client profiles and our internal policies;

●	a social-environmental analysis of our new products and services, taking into consideration the guidelines established under our internal Social and Environmental Liability Policy;

●	combatting abusive labor practices and ensuring compliance with human rights directives; and

●	workplace safety.

Industry Overview

Investment Banking

The M&A and financial advisory sector provides a variety of services related to mergers, acquisitions, divestments, the preparation of appraisal reports and fairness opinions, restructurings, privatizations and corporate restructurings. These services are typically provided by wholesale banks, investment banks, M&A boutiques, financial advisory and consulting companies, law firms and independent professionals.

Brazil is currently the leading country in Latin America for M&A transactions. Despite recent periods of deceleration and political turmoil, Brazil has intrinsic advantages and solid macroeconomic and demographic foundations, such as substantial natural resources and a population of over 200 million inhabitants, representing one of the 10 largest economies in the world and the highest GDP of its region. The graphic below sets forth the evolution in the volume and number of M&A transactions in the Brazilian market for the period indicated, based on data gathered by Thomson:

Volume and Number of M&A Transactions in the Brazilian Market (in billions of R$)

 Source: Thomson Reuters

In 2021, Brazil experienced an increase of nearly 90% in transaction volumes driven by low SELIC rates and a favorable Brazilian government agenda. In 2022, however, transaction volumes decreased approximately 45%, primarily due to an increase in macroeconomic uncertainty arising from factors such as the Ukraine war, an increase in national interest rates and political instability in an election year.

In 2023, as a result of efforts to control inflation and the continued decrease in interest rates, M&A transactions in Brazil showed signs of resurgence only in the fourth quarter of the year. Overall, however, the year was marked by a challenging scenario of uncertainties and difficulties primarily due to high average interest rates throughout the year, which severely restricted strategic transactions. An increase in transactions in the capital markets (primarily IPO’s and secondary offerings) can be seen as a proxy for an increase in M&A transaction volumes. In 2024 and 2025, higher interest rates materially adversely affected the IPO market and the market for secondary offerings.

The graph below sets forth the evolution in the volume and number of IPO’s/secondary offerings and M&A transaction volumes for the period indicated:

Source: ANBIMA

In addition, with respect to the SELIC rate (Brazil’s basic interest rate), Brazil experienced a period of monetary tightening between 2022 and 2023, in which the average annual SELIC rate increased from 12.6% to 13.3%. In the M&A industry, this high interest rate has directly impacted the decision-making process between buyers and sellers of assets.

Between 2022 and 2023, the volume of announced transactions decreased 52% according to Thomson Reuters. High interest rates may increase the indebtedness of certain debtors, which may, as a result, cause them to experience financial difficulties. Such difficulties generally increase demand for financial restructuring services.

In September 2023, with the stabilization of inflation, the process of monetary loosening begun, facilitating a recovery in the Brazilian capital markets, as well as favoring investment banking activities. However, with the recent unstable economic conditions, such as global tariffs, ongoing geopolitical conflicts and local fiscal issues, the SELIC rate subsequently increased, peaking at 15.0% by the end of 2025.

In periods of uncertainty, high volatility and a prolonged adverse economic environment, including those influenced by geopolitical tensions and armed conflicts, the demand for advisory services in connection with corporate reorganizations or restructurings increases considerably, encompassing a variety of sectors of the economy. These services are complex, typically involving corporate, operating and financial considerations. They also require negotiations with large financial institutions and institutional investors. In this context, independent advice is essential to ensure the advisor’s impartiality and substantially reduce the risk of conflicts of interest. As a result, the ability to offer advisory services in connection with M&A transactions, financing considerations and restructuring matters provides the advisor with additional protection in periods of lower economic activity.

Financial restructuring advisory services include debt restructuring, refinancing, capital structure balancing, judicial reorganization assistance and debt profile analysis, among other services to assist companies that are undergoing restructurings, whether as a result of a crisis or to optimize their financial structure. Given the degree of complexity involved, financial restructuring advisory services require highly qualified professionals that possess multidisciplinary knowledge, primarily in relation to corporate finance and legal matters.

In addition, during periods of economic slowdown, it is expected that the need for financial restructuring services will increase significantly given an increase in the number of companies facing decreasing cash flow and, as a result, seeking alternatives to honor their short-term obligations and survive the downturn.

Capital Markets

The debt and equity capital markets have evolved over the past few years in Brazil as a result of historically low basic interest rates. Reduced interest rates allow issuers to raise funds at attractive costs and encourage investors to seek alternatives to government-issued securities or to securities indexed to the interbank deposit certificate. Interest rates, however, increased significantly by 8.75 percentage points in 2022, which resulted in the adoption of a more conservative financing strategy by several companies and, consequently, reduced activity levels in the capital markets. In addition, uncertainties regarding the Brazilian tax structure and the macroeconomic environment were equally responsible for unfavorable conditions in the capital markets.

The debt capital markets experienced a significant setback at the beginning of 2023, following unexpected credit crisis and the rapid deterioration in the quality of the debt securities of large companies, which increased investor risk perception, reduced the volume of debt securities issued in the primary local debt market and resulted in readjustments to the cost of debt in the corporate sector.

Despite these factors, the debt capital markets were positively affected by the Brazilian Central Bank’s decision to decrease the SELIC rate by 2% to 11.75% by the end of 2023. The beginning of a cycle of monetary loosening has been “priced” by the broader market, as reflected by an improvement in the conditions for the issuance of debt securities in the primary market during the second half of 2023.

In 2024, interest rates increased by 1 percentage point to 12.25% by the end of 2024. Following monetary easing conducted by the Brazilian Central Bank in the beginning of 2024, the Brazilian Central Bank initiated a new policy of monetary tightening in November 2024 due to higher inflation expectations and fiscal concerns caused the SELIC to peak at 15.0% by the end of 2025.

Within the capital markets sector, certain securitization products have performed particularly well in the Brazilian market, including: (1) CRIs, (2) CRAs, and (3) FIDCs, and the more traditional capital markets products (4) FIIs, (5) debentures, (6) Treasury Sales & Structuring, (7) Investments, (8) Wealth Management and (9) Capital Remuneration.

Real Estate Receivables Certificates (CRI)

CRIs are certificates issued by insurance companies and were created by Law No.9.514/97. The issuance of CRIs is also regulated by CVM Resolution No.60 date December 23, 2021, or CMN Resolution 60/21, as amended), which replaced CVM Instruction No.414, dated December 30, 2004, as amended. CRIs must be backed by residential, corporate or hybrid real estate receivables, in connection with which purchase and sale agreements, purchase and sale commitments, real estate loans and lease agreements are most typically entered into.

CRIs provide an alternative for companies in Brazil that seek to raise funds. This product offers important advantages for issuers (allowing them to raise additional funds in the long term, in local currency, at competitive rates and through a diversified base of creditors) as well as for investors (allowing them to diversify their portfolio with shared risk products that benefit from real estate collateral).

In 2023, CRI issuances in Brazil totaled R$47.8 billion, according to ANBIMA. Despite increased interest rates, the demand for fixed income products remained stable when compared to 2022, reflecting the maturation of the CRI market.

In 2024, CRI issuances in Brazil totaled R$61.3 billion, according to ANBIMA. The demand for fixed income products increased during the year primarily due to a lower average interest rate when compared to 2023.

In 2025, CRI issuances in Brazil totaled R$50,0 billion, according to ANBIMA. The demand for this kind of fixed income products decreased during the year primarily due to higher interest rates when compared to 2024.

The graph below sets forth the evolution in the volume of CRI issuances in Brazil for the years indicated:

Source: ANBIMA

Agribusiness Receivables Certificates (CRA)

A CRA is a certificate issued by securitization companies and was instituted by Law No.11,076/97. The issuance of CRAs is regulated by CVM Resolution 60/21. Having the same basic structure as CRIs, the purpose of CRAs is to advance funds arising from the sale of agricultural products in order to provide financing across the industry’s value chain. CRA issuances are backed by receivables arising from transactions between rural producers and third parties, including financings related to the production, commercialization, processing or industrialization of agricultural products or inputs, machines and inputs used in agricultural production.

In 2023 and 2022, the volume of CRAs issued in Brazil remained stable at R$43.1 billion and R$42.2 billion, respectively, according to ANBIMA. In 2024, the volume of CRAs issued in Brazil remained relatively stable compared to 2023, decreasing 5% primarily due to factors affecting the agribusiness industry during the year. In 2025, the volume of CRAs issued in Brazil increased by approximately 11% compared to 2024, reaching R$46.2 billion, primarily reflecting improved issuance conditions, increased investor demand for agribusiness-related fixed income instruments and a recovery in structured credit activity in the sector. The following graph sets forth the evolution of the volume of CRAs issued in Brazil for the years indicated:

Source: ANBIMA.

Credit Rights Investment Funds (FIDC)

FIDCs are pooled investment vehicles for the acquisition of rights and securities representing credit rights. An FIDC may be open or closed, depending on the criteria for the redemption of its equity interests, which may be senior, mezzanine or subordinate in nature for purposes of amortization and redemption. Moreover, FIDCs may be classified as standard or non-standard.

In 2019, the FIDC market benefited from the evolution of the credit environment in Brazil, according to information provided by ANBIMA. The reduction in government and direct credit and the expansion of private credit and free capital in the context of decreasing interest rates has incentivized growth in the FIDC market. More specifically, the increase in the expansion of the Brazilian capital markets and the search for better returns from fixed-income products have favored FIDCs, which are currently one of the main securitization vehicles in Brazil.

In 2023, a total of R$43.7 billion in FIDC securities were issued in Brazil, reflecting a decrease of 10.3% when compared to a total of R$48.7 billion in FIDC securities issued in Brazil in 2022. This decrease was mainly due to the slowdown in the Brazilian capital markets, particularly in the first two months of 2023, as a result of certain developments in the credit markets that reduced investor confidence and increased the difficulty companies faced in issuing securities with a higher risk profile.

In 2024, a total of R$82.9 billion in FIDC securities were issued in Brazil, reflecting an increase of 89.7% when compared to a total of R$43.7 billion in FIDC securities issued in Brazil in 2023. This increase was mainly due to (1) high investor demand for FIDC securities, as a result of an increase in interest rates during the period that led to increased demand for fixed-income products, and (2) increased interest among issuers for this type of funding.

In 2025, a total of R$90.8 billion in FIDC securities were issued in Brazil, reflecting an increase of 9.5% when compared to a total of R$82.9 billion in FIDC securities issued in Brazil in 2024. This increase was mainly due to (1) high investor demand for FIDC securities, as a result of an increase in interest rates during the period that led to increased demand for fixed-income products, and (2) increased interest among issuers for this type of funding.

The graph below sets forth the evolution in the volume of FIDC issuances in Brazil for the years indicated:

Source: ANBIMA.

Real Estate Investment Funds (FII)

FIIs were established pursuant to Law No.8,668/93, are regulated by CVM Instruction No.472, dated October 31, 2008, as amended, and are typically structured as closed condominiums that prohibit the redemption of quotas. FIIs are issued to fund real estate investments, including completed real estate projects, real estate projects under development and issuances of LCIs and CRIs.

FIIs primarily invest in office buildings, shopping centers and logistics warehouses as well as educational, residential and hospital properties.

FIIs have increased in popularity in Brazil mainly due to the growing demand from individuals attracted by their differentiated tax treatment and portfolio diversification.

In 2022, issuances by FIIs decreased significantly in Brazil. According to data from ANBIMA, the volume of FII issuances totaled R$24.8 billion in 2022. In 2023, the volume of FII issuances totaled R$30.3 billion, representing an increase of 21.9% when compared to 2022. In 2024, the volume of FII issuances totaled R$44.7 billion, representing an increase of 46.1% when compared to 2023. In 2025, the volume of FII issuances totaled R$79.2 billion, representing an increase of 77.2% when compared to 2024. This increase was primarily attributable to strong issuance activity in the fourth quarter of 2025, including a concentration of larger transactions, improved secondary market performance and liquidity conditions, sustained demand from retail investors and the anticipation of potential regulatory and tax-related changes affecting the sector.

The graph below sets forth the evolution in the volume of FII issuances in Brazil for the years indicated:

Source: ANBIMA.

Debentures

Public issuances of debentures are also regulated by CVM Resolution 80/22 or CVM Resolution 160/23, as amended. Debentures are issued exclusively by corporations and constitute credit securities against the issuing company in connection with credit, capital markets and M&A transactions.

Law No.12,431/11, enacted in 2011, regulates incentivized debentures, which were designed to finance infrastructure projects that constitute a priority for the Brazilian government, including infrastructure projects related to logistics, energy, sanitation and telecommunications, among others, subject to prior approval by the competent Ministry. In order to encourage investment in infrastructure and promote long-term funding by Brazilian companies, incentivized debentures offer differentiated tax treatment to investors (including foreign investors), subject to certain conditions, such as an average term of over four years, a fixed fee linked to the reference rate (taxa referencial) index in Brazil and a minimum term of 180 days for the payment of periodic remuneration, among others.

According to data from ANBIMA, in 2023, the market for primary debentures issuances was adversely impacted during the beginning of the year and, despite still performing positively compared to recent years, decreased by 12.6% when compared to 2022. In 2024, the market for primary debenture issuances increased by 100.2% when compared to 2023. This variation was primarily attributable to a decrease in the average SELIC rate during the year. In 2025, the market for primary debenture issuances remained substantially stable when compared to 2024 with issuances increases of approximately 4%, according to ANBIMA.

Debentures Issuances in Brazil

The graph below sets forth the evolution in the volume of debentures issuances in Brazil for the years indicated:

Source: ANBIMA

Treasury Sales & Structuring

Treasury sales & structuring is a wide and diversified business line that encompasses a variety of services provided to domestic and international institutional, corporate and individual clients that can be characterized as having a conservative or aggressive investment profile. This business line allows clients to perform risk management and develop investment strategies related to their business, including speculative investments.

Basic sales and trading products include fundraising products, such as CDBs, LCIs, LCAs and time deposit with special guarantees (depósito a prazo com garantia especial), or DPGEs, currency exchange products, market formation services, brokerage and settlement services, derivatives transactions (including foreign exchange, non-deliverable forwards, or NDFs, and swaps), hedging transactions, interest rate products and stocks and indexed stock products. In Brazil, stocks, futures and other derivatives are mainly traded on the B3.

Brazilian law establishes three securities markets: the stock exchange market, the organized over-the-counter market and the unorganized over-the-counter market. The stock exchange market must comply with the most stringent rules, requiring that issuers establish investor relations departments, comply with minimum corporate governance standards and publish periodic reports. In the stock exchange derivatives market, for example, parties enter into standard contracts in an organized and/or online trading system, facilitating the disclosure of offer and demand prices.

The organized over-the-counter market is less stringent and requires that transactions be registered only at the end of trading. In this market, customized contracts are not traded on a physical trading floor and there is more flexibility for the registration of transactions. The over-the-counter market permits the execution of transactions that are not registered on the stock exchange market, but that depends on the organization and management of institutions that participate in this market. In contrast to the stock exchange market, the over-the-counter market facilitates direct negotiations between the parties through a broad range of contracts with specific characteristics in terms of volume, underlying assets, maturity date and settlement criteria. The organized and un-organized over-the-counter markets are supervised by entities authorized by the CVM.

Investments

Through the management of their own and/or third-party funds, companies that invest in illiquid investments generally invest in privately held companies to obtain a financial return upon divestment in three to ten years, when the equity value of the investee is expected to have increased. Given the extended term of the investment and the restrictions on third-party investment withdrawals, these investments are typically considered illiquid or classified as a private equity investment.

An illiquid investment fund typically has a limited partner (i. e., an external investor) and is managed by a general partner (i. e., the illiquid investment company). The fund obtains investment commitments from qualified investors, including financial institutions, pension funds and individuals with high purchasing power to invest a certain amount of capital in specific assets. These investors become limited partners in the partnership with the fund, while the general partner identifies attractive investment opportunities and requires that the limited partners invest the committed capital. General partners typically make investment decisions and are also responsible for managing the investment portfolio.

The investment cycle typically consists of the following stages: (1) fundraising; (2) origination and structuring of investment opportunities; (3) negotiation and structuring of investments; (4) monitoring and evaluation of portfolio companies; and (5) divestment.

These investments are typically structured to acquire a majority controlling or minority interest in the investee. In the case of a majority controlling interest, the parties typically enter into an agreement that provides voting rights corresponding in the aggregate to more than half of the total voting capital of the investee. In the case of a minority interest, the acquirer generally owns less than half of the investee’s total share capital. In both cases, in order to retain control, this power must be effectively used to direct operations of the company and guide the functioning of its corporate bodies.

Illiquid investment funds may receive compensation through the payment of a management fee and a performance fee. The management fee corresponds to the amount that the investor pays to the manager for the allocation of funds contributed to different assets and serves to compensate the fund for its services. The performance fee, in turn, is the fee charged on the portion of the fund’s yield that exceeds the variation of a previously determined performance index or benchmark and serves to compensate the fund for optimal performance in the event the benchmark is exceeded.

Illiquid investment funds are typically active in the operations of the investee and involved in the investee’s management, optimizing the investee’s operations and financial management and developing corporate governance practices in order to increase the investee’s future value.

Wealth Management

Wealth management companies seek to execute their clients’ investment strategy in an integrated manner and are typically responsible for managing all of their clients’ assets, including financial, real estate, pension and inherited assets. Remuneration is based on a pre-arranged fixed annual fee that takes into consideration the total amount of assets managed on behalf of the client.

Capital Remuneration

In connection with capital remuneration, shareholders’ equity is invested in securities that yield interest at the CDI rate and is therefore directly linked to the basic interest rate in Brazil (i. e., the SELIC). In addition, within this business line, investment assets are typically re-evaluated.

Regulatory Overview

Principal Regulatory Agencies of the Brazilian Financial System

As a holding company, we do not require any government authorization for our activities, but other companies in our economic group require certain governmental authorizations for their activities. BR Partners Banco requires the authorization of the Brazilian Central Bank to operate as a financial institution and authorization from the CVM to operate as a fund manager while BR Partners Gestora requires authorization from the CVM.

BR Partners Banco has received authorization from the Brazilian Central Bank to develop its activities in 2012 and started its operations in the first half of 2013. Moreover, BR Partners Banco was authorized by the CVM to operate as a fund manager on March 10, 2017.

Moreover, our subsidiary, BR Partners Gestora, is also subject to regulation by the CVM and received its authorization to operate on December 20, 2010, having commenced its management activities immediately after the receipt of this authorization. Such companies are subject to regulation and supervision by the Brazilian Central Bank and by the CVM, as applicable, and also to the supervision of certain entities responsible for the self-regulation of their respective sectors.

BR Partners Assessoria Financeira Ltda., or BR Assessoria, BR Partners Assessoria de Mercado de Capitais e Dívidas Ltda., BR Partners Participações Financeiras Ltda. and BR Europe are not subject to any specific required governmental authorization to perform their activities.

The basic institutional structure of the financial system in Brazil was established by Law 4,595/64, as amended, or the Banking Reform Law. The Brazilian national financial system (Sistema Financeiro Nacional), or SFN, comprises the following regulatory and inspection bodies, among others:

●	the CMN (Conselho Monetário Nacional);

●	the Brazilian Central Bank; and

●	the CVM (Comissão de Valores Mobiliários).

The CMN and the Brazilian Central Bank are in charge of regulating the financial markets, as provided by the Banking Reform Law; and the CVM is in charge of regulating the capital markets, as provided by Law No.6,385, of December 7, 1976.

Below is a summary of the main functions and powers of the most significant of these regulatory bodies.

CMN

The CMN is the highest body of the SFN, responsible for the overall supervision of the monetary, credit, budgetary, fiscal, domestic and external governmental debt policies of Brazil, as set forth in the Banking Reform Law. Specifically, the main responsibilities of the CMN provided by the Banking Reform Law are the following:

●	providing advice in connection with the investment of governmental or private financial institutions’ funds, in order to promote favorable conditions for the consistent development of the national economy in the different regions of Brazil;

●	enabling the improvement of financial institutions and instruments, in order to achieve greater efficiency in the payment system and funds allocation;

●	ensuring the liquidity and solvency of financial institutions; and

●	coordinating monetary, credit, budget, fiscal and domestic and external government debt policies.

The CMN is currently comprised of the Ministry of Finance, the Ministry of Planning and Budget and the chairman of the Brazilian Central Bank, as established by Law No.9,069, of June 29, 1995, as amended.

Brazilian Central Bank

The Brazilian Central Bank was established by the Banking Reform Law and is the primary enforcer of CMN instructions. Specifically, the main goals of the Brazilian Central Bank are the following:

●	ensuring the adequate liquidity of the economy;

●	maintaining international reserves at adequate levels;

●	encouraging savings; and

●	ensuring stability and fostering the permanent enhancement of the financial system.

Pursuant to the Banking Reform Law and Law No.4,728, of July 14, 1965, the Brazilian Central Bank’s main responsibilities include, but are not limited to, the following:

●	issuing bills and coins under the conditions and within the limits authorized by the CMN;

●	providing money supply services;

●	determining a reserve of up to 100% of the demand deposits and up to 60% of other accounts of financial institutions, whether through the subscription of Brazilian treasury bonds or obligations, or the purchase of federal public debt securities, or payment in kind, in both cases delivered to the Brazilian Central Bank, pursuant to applicable legislation;

●	receiving the required reserves and voluntary deposits of financial institutions;

●	performing repurchase transactions and providing loans to government-held and private financial institutions, pursuant to the compensation, limitations, terms, guarantees, negotiation models and other conditions provided by the regulations enacted by the Brazilian Central Bank;

●	regulating the performance of check clearing services and of other notes;

●	performing, as an instrument of monetary policy, purchase and sale transactions involving federal government bonds, pursuant to the compensation, limitations, terms, guarantees, negotiation models and other conditions provided by the regulations enacted by the Brazilian Central Bank;

●	controlling credit;

●	controlling foreign capital in accordance with applicable law;

●	serving as the depositary of official Brazilian gold and foreign currency reserves and Special Withdrawing Rights (Direitos Especiais de Saque) and engaging in any and all transactions established under the Articles of Association of the International Monetary Fund;

●	supervising financial institutions and imposing applicable penalties;

●	authorizing and approving transfers of controlling interests and corporate reorganizations, as well as the transfer of main offices or branches (whether in Brazil or abroad) of Brazilian financial institutions;

●	establishing the conditions for taking office and holding any management positions within private financial institutions, as well as for the performance of any duties in advisory, fiscal and similar bodies, according to the rules issued by the CMN;

●	performing permanent surveillance in the financial and capital markets on companies that, direct or indirectly, participate in these markets; and

●	authorizing the operation and supervising the operations of brokerage and investment companies.

The chairperson of the Brazilian Central Bank is appointed by the President of Brazil and ratified by the Brazilian Senate, pursuant to the Brazilian Federal Constitution, and remains in office for a term of four years. Such chairperson may be reappointed by the President of Brazil.

CVM

Under Law No.6,385 of December 7, 1976, as amended, or the Brazilian Securities Law, the CVM is an independent government agency in charge of implementing the CMN’s policies regarding Brazilian capital markets and regulating, developing, controlling and supervising the securities market. The main responsibilities of the CVM are the following:

●	implementing and regulating the securities and exchange policies established by the CMN in accordance with the Brazilian corporations law and securities law; and

●	controlling and overseeing the Brazilian securities and derivatives market by: approving, suspending and canceling the registration of public companies; authorizing brokers and dealers to operate in the securities market and public offerings of securities; supervising the activities of public companies, stock exchanges, commodities and futures exchanges, market members, financial investment funds and variable income funds; requiring full disclosure of material events affecting the market, annual and quarterly reporting by public companies; and imposing penalties applicable to violations in the securities market.

Since January 1, 2001, the CVM has had jurisdiction to regulate and oversee the financial and investment funds that were originally regulated and supervised by the Brazilian Central Bank. Pursuant to Law No.10,198, of February 14, 2001, as amended, and Law No.10,303, of October 31, 2001, the regulation and supervision of both financial mutual funds and variable income funds and transactions involving derivatives were transferred to the CVM. On July 5, 2002, the CVM and the Brazilian Central Bank entered into a memorandum of understanding under which they agreed on the general terms and conditions for the transfer of such duties to the CVM. In accordance with Law No.6,385, of December 7, 1976, as amended, (also known as the Brazilian Securities Exchange Law), the CVM is managed by one president and four directors appointed by the President of Brazil (and approved by the Senate). The individuals appointed to the CVM must be of good standing and recognized as experts in the field of capital markets. CVM directors are appointed for a single five-year term and one-fifth of the members must be renewed every year.

Banking Regulation

Principal Limitations and Restrictions on Financial Institutions

The activities of financial institutions are subject to certain limitations and restrictions. In general, such limitations and restrictions relate to the offering of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, microcredit finance and payroll deduction credit.

The main restrictions on banking activities established by the Banking Reform Law and additional regulations are as follows:

●	pursuant to article 10, item “X”, sub-item “a” of the Banking Reform Law, CMN Resolution No.4,970, dated November 25, 2021, or CMN Resolution 4,970/21 (which replaced 4,122 of August 2, 2012, as amended), no financial institutions are allowed to operate in Brazil without prior approval from the Brazilian Central Bank. Moreover, article 52 of the Temporary Constitutional Provisions Act (Ato das Disposições Constitucionais Transitórias – ADCT) establishes the following prohibitions: (i) the installation in the country of new branches of financial institutions domiciled abroad; and (ii) the increase in the percentage interest held by individuals or legal entities resident or domiciled abroad in the capital of financial institutions headquartered in Brazil. The prohibition related to item (ii) above currently has an exception for authorizations resulting from the Brazilian government’s interest. Within the scope of this exception, through Decree No.10,029/2019, the President of Brazil transferred his authority to recognize such interest to the Brazilian Central Bank, which must regulate this matter and establish the requirements for such recognition. The Brazilian Central Bank has enacted Circular No.3,977/2020 which, among other provisions, recognized the participation of individuals or legal entities residing or domiciled abroad in the capital of financial institutions headquartered in Brazil as being of interest to the Brazilian government. As a result, Circular No.3,977/2020 determined that the interest of non-residents is equivalent to the interest of residents, and, therefore, both new investments and increases in investments of non-residents in financial institutions no longer require a specific authorization through a presidential decree, except for all other authorizations required for the organization, operation, change of control, admission of qualified interest and all other processes which still depend on authorization from the Brazilian Central Bank;

●	a financial institution may not acquire real estate properties not intended for its own use, except for those received in settlement of doubtful loans or if expressly authorized by the Brazilian Central Bank, pursuant to article 3, paragraph 2, II, of Law No.13,506 of November 13, 2017, and subject to the rules enacted by the CMN;

●	financial institutions are prohibited to enter into transactions that do not meet the principles of selectivity, guarantee, liquidity and risk diversification, as established by CMN Resolution 1,559/88, as amended;

●	financial institutions are prohibited from granting loans or advances without an appropriate deed evidencing such debt, as provided by CMN Resolution 1,559/88, as amended;

●	according to CMN Resolution No.4,677, dated July 31, 2018, as amended, a financial institution must comply with the maximum concentration exposure limit and maximum exposure limit per client of: (i) 25% of Tier I capital of the Patrimônio de Referência, or Reference Equity, for institutions classified in Segment 1, Segment 2, Segment 3 and Segment 4; and (ii) 25% of the Simplified Reference Equity, for institutions classified in Segment 5;

●	according to CMN Resolution No.3,339, dated January 26, 2006, or CMN Resolution 3,339/06, as amended, and CMN Resolution No.4,995, dated March 24, 2022, or CMN Resolution 4,995/22, as amended, financial institutions are subject to the operating limit of (i) thirty times the calculation basis, individually or cumulatively, for transactions with: (a) Brazilian treasury bonds, credits securitized by the Brazilian Treasury or the Brazilian Central Bank, credits securitized by the Brazilian Treasury of Agricultural Debt Securities issued by INCRA; (b) bonds and securities issued by the state governments, the Federal District or municipalities, as well as governmental bodies and entities; and (c) private negotiable instruments, limited to five times the calculation basis; and (ii) 45% of the Reference Equity for credit transactions with governmental bodies and entities;

●	the administration of third-party funds should be segregated from other activities, as established by CMN Resolution No.5,108 of November 30, 2023, as amended;

●	the registered capital and the total shareholders’ equity of financial institutions must be compatible with the rules governing share capital and minimum capitalization requirements imposed by the Brazilian Central Bank for each type of financial institution;

●	the total funds invested in fixed assets of financial institutions cannot exceed 50% of the Reference Equity of the financial institutions, pursuant to CMN Resolution No.4,957, dated October 21, 2021, or CMN Resolution 4,957/21, as amended;

●	financial institutions may not expose themselves to gold and foreign currencies, assets or liabilities referenced in currency exchange variations in excess of 30.0% of their Reference Equity limit, as provided by CMN Resolution No.4,956 of October 21, 2021, as amended; and

●	according to CMN Resolution No.4,693 of October 29, 2018, except for cases provided by law or specific regulation, credit transactions may be performed by financial institutions with (i) their individual or legal entity controllers, pursuant to article 116 of the Brazilian Corporations Law, as amended; (ii) their officers and members of other statutory bodies; (iii) spouse, companion and blood or similar relatives up to second degree, of natural persons mentioned in items (i) and (ii); (iv) individuals or legal entities that hold a qualified interest (as per current regulations) in their capital; and (v) legal entities (a) with a qualified equity interest in their capital; (b) whose capital has a direct or indirect qualified equity interest; (c) in which there is an effective operational control, irrespective of the equity interest; and (d) which have an officer or member of the board of directors in common, only under conditions compatible with market practice (including with respect to limits, interest rates, grace periods, required guarantees and risk rating criteria for purposes of creating provisions for probable losses and write offs as losses).

Capital Adequacy and Leverage

Our subsidiary BR Partners Banco must comply with capital requirements established by the Brazilian Central Bank and the CMN that follow principles recommended by the Basel Committee. The recommendations from the Basel Committee seek to reconcile the prudential regulation adopted by its members, for purposes of improving competition among internationally active banks. In addition to such recommendations, the Basel Committee publishes certain core principles for effective banking supervision (Basel core principles), a standard used worldwide for assessment of the effective banking supervision of a certain country.

The Brazilian Central Bank seeks to ensure that the adherence of the Brazilian financial regulations to the recommendations of the Basel Committee takes into consideration the structural conditions of the Brazilian economy. As a result, Brazilian financial institutions are required to comply with certain minimum capital requirements related to credit, market and operational risks.

In June 2004, the Basel Committee approved a framework for risk-based capital adequacy, commonly referred to as the Basel II Accord. The Basel II Accord sets out the details for adopting more risk-sensitive minimum capital requirements for financial institutions. As part of the implementation of the Basel II Accord, the Brazilian Central Bank proposed new regulations on minimum capital requirements.

The Basel II Accord implementation schedule in Brazil was made official by the Brazilian Central Bank on December 9, 2004, through Brazilian Central Bank Communication No.12,746, which was subsequently amended on September 27, 2007, by Brazilian Central Bank Communication No.16,137. Such an implementation schedule provided for different stages, starting with the use of a standard approach regarding capital requirements, as determined by the Brazilian Central Bank, and ending with the use of more advanced models.

On September 12, 2010, the Group of Governors and Heads of Supervision (the oversight body of the Basel Committee) announced a substantial strengthening of existing capital requirements and fully endorsed previous agreements on the overall design of the capital and liquidity reform package, the Basel III Accord, which was endorsed at the Seoul G20 Leaders summit in November 2010.

The Basel III Accord recommendations aim to improve the ability of financial institutions to withstand shocks to the financial system or other sectors of the economy, reducing risks of a disseminated financial crisis in the economy, as well as any resulting systemic effect in the financial system.

In March 2013, the CMN and the Brazilian Central Bank issued a new regulatory framework for the implementation of the Basel III Accord in Brazil. Accordingly, CMN Resolution 4,955/21 and CMN Resolution 4,958/21, both dated as of October 21, 2021, as amended, determined, among other things, that Brazilian financial institutions must comply with new minimum capital requirements and established new rules for the calculation of the Reference Equity. The Reference Equity is used to determine the capital adequacy of Brazilian financial institutions and is represented by the sum of the Tier 1 capital and Tier 2 capital.

Tier 1 and Tier 2 capital are calculated as follows under the Basel III Accord and the provisions of CMN Resolution 4,955/21, as amended:

Tier 1 Capital. Tier 1 capital corresponds to the sum of Common Equity Tier 1 Capital (Capital Principal) and Additional Tier 1 Capital (Capital Complementar), pursuant to CMN Resolution 4,955/21, as amended.

The Common Equity Tier 1 Capital (Capital Principal) corresponds to the sum of: (a) capital stock; (b) capital revaluation and profit reserves; (c) unrealized gains resulting from equity valuation adjustments, except for those mentioned in item (g) below; (d) surplus or retained earnings; (e) creditor profit or loss account balances; (f) deposits in escrow accounts to address noncompliance with minimum capital requirements and to cover capital shortages; (g) balance of positive adjustment in the market value of derivative financial instruments used for cash flow hedge; and (h) balance of the positive adjustment in the market value of derivative financial instruments accounted as liabilities resulting from changes in the financial institution’s own credit risk, net of any taxes, minus: (a) unrealized losses from equity valuation adjustments, except for those provided for in item (e) below; (b) treasury stocks eligible for Common Equity Tier 1 Capital (Capital Principal), directly or indirectly acquired; (c) retained losses; (d) debtors profit or loss account balances; (e) balance of negative adjustment at market value of derivative financial instruments used for cash flow hedge; (f) balance of the negative adjustment in the market value of derivative financial instruments accounted as liabilities resulting from changes in the financial institution’s own credit risk, net of any taxes; and (g) certain prudential adjustments corresponding to: (i) goodwill paid in the acquisition of investments based on the expectation of future profits, net of deferred tax liabilities; (ii) intangible assets; (iii) actuarial assets related to defined benefit pension funds, net of deferred tax liabilities related to it, to which the financial institution does not have full access; (iv) investments in (1) an entity similar to a non-consolidated financial institution, insurer, reinsurer, capitalization company and open pension plan; or (2) an institution with the Brazilian Central Bank’s authorization to operate, or in an institution located abroad which carries out activities similar to those of a financial institution in Brazil, and does not compose the conglomerate; (v) interest of non-controlling parties in the capital of (1) a subsidiary which is an institution with operations authorized by the Brazilian Central Bank; and (2) a subsidiary abroad performing activities similar to those of a financial institution in Brazil; (vi) tax credits resulting from temporary differences that depend on the generation of future taxable profits or revenues for their realization; (vii) tax credits resulting from tax losses and a negative base of Social Contribution on Net Profits and those originated from such contribution related to calculation periods ended until December 31, 1998; (viii) investment in premises, controlled financial institutions abroad or non-financial entity that is part of the conglomerate, in relation to which the Brazilian Central Bank does not have access to sufficient information, data and documents for purposes of consolidated global supervision; (ix) the negative difference between the amount provisioned and the expected loss from exposures covered by internal systems of credit risk classification (IRB approach); (x) interest of non-controlling parties in the capital of (1) a subsidiary in the country which is not an institution with operations authorized by the Brazilian Central Bank; and (2) a subsidiary abroad not performing activities similar to those of a financial institution in Brazil; and (xi) the negative difference between the amount provisioned and the adjustments made in connection with market-value assessment of financial instruments.

Pursuant to CMN Resolution 4,958/21, as amended in 2025, the Brazilian Central Bank is allowed to require financial institutions to present an additional rate of Common Equity Tier 1 Capital (Capital Principal) over their risk-weighted assets, or RWA. Such increase in the limits of Common Equity Tier 1 Capital (Capital Principal) is denominated Additional Principal Capital (Adicional de Capital Principal) and, according to CMN Resolution 4,958/21, corresponds to the following amounts: ACP conservação, or Conservation Additional Principal Capital, ACPcontracíclico, or Countercyclical Additional Principal Capital, and the ACPsistêmico, or Systemic Additional Principal Capital (higher loss absorbency requirement for domestic systemically important banks). The Conservation Additional Principal Capital is currently 2.5%.

According to CMN Resolution 4,958/21 (which replaced CMN Resolution No.4,443, dated October 29, 2015), the Countercyclical Additional Principal Capital is limited to 2.5% of the RWA, while the Systemic Additional Principal Capital is limited to 2.0% of the RWA.

Non-compliance with Additional Principal Capital limits restricts: (i) the payment of variable compensation to officers and administrators of the respective financial institution; (ii) the payment of dividends and interest on shareholders’ equity; (iii) the payment of net surplus and annual compensation to shareholders of credit cooperatives; (iv) the repurchase of shares, in any amount; and (v) any possible capital decrease.

Additional Tier 1 Capital (Capital Complementar) corresponds to the sum of all amounts under instruments that adhere to all the following conditions: (i) being in registered form, when issued in Brazil and, when issued abroad, whenever local legislation so permits; (ii) being paid in cash; (iii) having a perpetual nature; (iv) having their payment subordinated to the payment of other liabilities of the respective issuer, except for the payment of the elements that make up the Common Equity Tier 1 Capital (Capital Principal), in case of dissolution of the issuing institution; (v) providing that the payment of compensation shall only be made with funds resulting from profits and profit reserves subject to distribution in the last period of determination; (vi) providing for the suspension of payment of compensation that exceeds the funds available for this purpose; (vii) providing for the suspension of payment of compensation on a pro rata basis to the restriction imposed by the Brazilian Central Bank to the distribution of dividends or other results regarding stocks, quotas or quotas-partes, eligible as Common Equity Tier 1 Capital (Capital Principal); (viii) providing for the suspension of payment of compensation in case the issuing institution presents insufficient compliance with the Additional Principal Capital (Adicional de Capital Principal) (in this case the suspension will be on a pro rata basis) or payment results in noncompliance with the minimum requirements of Common Equity Tier 1 Capital (Capital Principal), Tier 1 Capital and Reference Equity; (ix) having their redemption or repurchase subject to the Brazilian Central Bank’s approval; (x) being only redeemable upon the issuer’s initiative; (xi) not being subject of any guarantee, insurance or other similar mechanism; (xii) not presenting any provision that directly or indirectly modifies the amount originally raised except for the cases of repurchase and redemption provided therein; (xiii) not providing for changes to the terms or payment conditions agreed; (xiv) not having their purchase directly or indirectly financed by the issuing institution; (xv) providing for a permanent write-off in a minimum amount corresponding to the difference calculated in the Tier 1 capital or the conversion of the same amount in shares of the institution eligible as Common Equity Tier 1 Capital (Capital Principal) in the event of (a) disclosure by the issuing institution, in the form established by the Brazilian Central Bank, that its Common Equity Tier 1 Capital (Capital Principal) is lower than 5.125% of its RWA, (b) execution of a commitment of contribution to the issuing institution if the exception provided for in the caput of article 28 of the Supplementary Law No.101, of May 4, 2000 occurs, (c) upon the imposition of intervention or RAET (special temporary administrative regime or intervention) by the Brazilian Central Bank on the issuing institution, or (d) upon the Brazilian Central Bank’s decision on write-off or conversion in accordance with requirements and specific regulation from the CMN; (xvi) providing that the occurrence of the situations in items (v), (vi), (vii), (viii), (xv) and (xviii) shall not be deemed as an event of default; (xvii) providing that compensation unpaid due to the provision of item (v) and the compensation related to the suspension period described in items (vi), (vii) and (viii) shall be deemed extinguished; and (xviii) providing that write-off or conversion of the debt will not occur in case of ongoing review or republication of documents used for purposes of calculation of the ratio between Common Equity Tier 1 Capital (Capital Principal) and RWA.

According to CMN Resolution 4,955/21, as amended, Supplementary Capital is calculated by (i) the sum of the amounts corresponding to instruments that meet the requisites above; and (ii) the deduction of the amounts corresponding to (a) investments in instruments eligible as Reference Equity issued by an institution authorized to operate by the Brazilian Central Bank or by an institution located abroad that performs activities equivalent to those of a financial institution in Brazil, which does not compose the conglomerate; and (b) shares of own issuance and other securities that comply with the abovementioned requirements, authorized to compose the Supplementary Capital, redeemed or repurchased directly or indirectly, including through (I) investment fund quotas, in proportion to the participation of such instruments in the fund portfolio; (II) an entity similar to a controlled financial institution or controlled non-financial institution; or (III) transactions with derivatives, including index derivatives.

Tier 2 Capital

Tier 2 capital instruments must comply with the following conditions: (i) being in registered form, when issued in Brazil and, when issued abroad, whenever local legislation so permits; (ii) being paid in cash; (iii) being for a minimum period of five years between the date of issuance and maturity date, and no repayment is permitted; (iv) having their payment subordinated to the payment of other liabilities of the respective issuer, except for the payment of the elements that make up the Common Equity Tier 1 Capital (Capital Principal) and the Additional Tier 1 Capital (Capital Complementar), in the event of dissolution of the issuing institution; (v) having their early redemption or repurchase subject to the Brazilian Central Bank’s approval; (vi) being only redeemable upon the issuer’s initiative; (vii) not being subject to any guarantee, insurance or other similar mechanism; (viii) not presenting any provision that modifies deadlines or payment conditions agreed upon within the issue and the maturity of the instrument, including in accordance with the credit quality of the issuing institution; (ix) not having their purchase directly or indirectly financed by the issuing institution; (x) providing for a write-off or conversion of the same amount in shares of the institution eligible as Common Equity Tier 1 Capital (Capital Principal) in the event of (1) disclosure by the issuing institution, in the form established by the Brazilian Central Bank, that its Common Equity Tier 1 Capital (Capital Principal) is lower than 4.5% of its RWA, (2) execution of a commitment of contribution to the issuing institution, if the exception provided for in the caput of article 28 of the Supplementary Law No.101, of May 4, 2000 occurs, (3) upon the imposition of intervention or RAET (special temporary administration regime) by the Brazilian Central Bank on the issuing institution; or (4) upon the Brazilian Central Bank’s decision on write-off or conversion in accordance with requirements and specific regulation from the CMN; (xi) providing that the occurrence of the situations in items (x) and (xii) shall not be deemed as an event of default; and (xii) providing that write-off or conversion of the debt will not occur in case of ongoing review or republication of documents used for purposes of calculation of the ratio between Common Equity Tier 1 Capital (Capital Principal) and RWA.

According to CMN Resolution 4,955/21, as amended, Tier 2 capital is calculated by (i) the sum of the amounts corresponding to (a) the instruments that meet the requirements above; and (b) the balance between the accrued amount and the expected loss in exposures comprised in credit risk rating internal systems (IRB approaches); and (ii) the deduction of the amounts corresponding to (a) investments in instruments eligible as Reference Equity issued by an institution authorized to operate by the Brazilian Central Bank or by an institution located abroad that performs activities equivalent to those of a financial institution located in Brazil, that are not part of the conglomerate; and (b) shares of own issuance and other securities that comply with the abovementioned requirements, authorized to compose the Tier II capital, acquired directly or indirectly, including through (I) investment fund quotas, proportionally to the participation of such instruments in the fund portfolio; (II) an entity similar to a controlled financial institution or controlled non-financial institution; or (III) transactions with derivatives, including index derivatives.

In addition to the requirements related to minimum capital, financial institutions must also keep their Reference Equity level compatible with the risks to which their assets and liabilities are subject. Financial institutions may only distribute dividends subject to certain regulatory capital requirements, including those mentioned above.

In addition, BR Partners Banco is subject to new regulations established by CMN Resolution 4,966/21 of the CMN and BCB Resolution 352/23 of the Brazilian Central Bank. These resolutions establish new accounting concepts and criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

Regulation of Risk and Capital Management Structure

On February 23, 2017, the CMN enacted Resolution No.4,557, or CMN Resolution 4,557/17, which unifies and expands the Brazilian regulation on risk and capital management for Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank. This rule is also an effort to incorporate into Brazilian regulation certain new recommendations from the Basel Committee on Banking Supervision, providing that risk management must be conducted through an integrated effort by the relevant entity (i. e., risks should not only be analyzed individually, but financial institutions and other institutions authorized to operate by the Brazilian Central Bank must also control and mitigate the adverse effects caused by the interaction between different risks). It also expands the rules and requirements related to risk management governance and the attributions and duties of individuals responsible for risk management.

The rule establishes different structures for risk and capital management that are applicable for different risk profiles, based on the risk profiles established by applicable regulation, which means that a financial institution of smaller systemic importance can have a simplified structure of management, while institutions of larger complexity must follow stricter protocols.

Reserve and Other Requirements

Currently, the Brazilian Central Bank imposes a series of requirements on financial institutions regarding compulsory reserves. Financial institutions must deposit reserves with the Brazilian Central Bank. The Brazilian Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Some of the most relevant types of reserves required under Brazilian law include the following:

Demand Deposits. Pursuant to Brazilian Central Bank Resolution No.189, of February 23, 2022, banks and other financial institutions are generally required to maintain a mandatory reserve of 21% on the calculation basis of the compulsory reserve on demand funds, corresponding to the arithmetic average of the amounts subject to the reserve identified in a certain calculation period, after a deduction of R$500.0 million. If the applicable reserve requirement for a financial institution is equal to or below R$0.5 million, the financial institution will be exempt from collection, however, it must provide information to the Brazilian Central Bank regarding demand deposits held by it by no later than the business day after the date in which such obligation is enforceable. Compliance with the abovementioned rule is verified based on the positions calculated on each business day in which a transaction occurs, which begins on Monday of the second week following the end of the calculation period and ends on Friday of the following week. The average of the positions of the financial institution during the transactional period must correspond to 100% of the obligation calculated for the respective period. In addition, the entity’s position must total at least 65% at the time of calculation of the balances.

Savings Accounts. Brazilian Central Bank Resolution No.188 of February 23, 2022, or Brazilian Central Bank Resolution 188/22, as amended, established the compulsory reserve on savings deposit funds. The required compulsory reserve for each savings modality is calculated by applying the rate of 20% on the calculation base, which corresponds to the arithmetic average of the sum of the balances recorded as savings deposits and saver associated funds, on the business days within the calculation period. The calculation period comprises the business days of a week, starting on Monday and ending on Friday. Such reserve must be made exclusively in kind, through an institution that holds a bank reserves account or settlement account, which will lead the respective credit transfer corresponding to each savings deposit modality, provided that the balance on the daily closing of the reserve account corresponding to each savings modality must be equal to 100% of the requirement, calculated pursuant to Brazilian Central Bank Resolution 188/22.

Time Deposits. In accordance with Brazilian Central Bank Resolution No.145, dated September 24, 2021, required compulsory reserve is calculated by applying a 20% rate on time deposits, corresponding to the arithmetic average of the amounts subject to reserve calculated on the business days of the calculation period after a deduction of R$30.0 million.

Such reserve, after calculated pursuant to the above, will be deducted of the following amounts: (i) R$3.6 billion, for financial institutions with a Tier I component of the Reference Equity below R$3.0 billion; (ii) R$2.4 billion, for financial institutions with a Tier I component of the Reference Equity equal or higher than R$3.0 billion and below R$10.0 billion; (iii) R$1.2 billion, for financial institutions with a Tier I component of the Reference Equity equal to or higher than R$10.0 billion and below R$15.0 billion; and (iv) zero, for financial institutions with a Tier I component of the Reference Equity equal to or higher than R$15.0 billion. If the applicable reserve requirement of a financial institution is below R$0.5 million, such financial institution will be exempt from the reserve requirements set forth by Brazilian Central Bank Resolution No 145, although it must provide information to the Brazilian Central Bank on time deposits it holds during the calculation period. Amounts subject to this reserve requirement shall be deposited in cash in a specific account and part of such deposits will bear interest at a SELIC-based rate. At the end of each day, deposited amounts shall be equivalent to 100% of the applicable reserve requirement.

Asset Composition Requirements

Total funds invested by financial institutions in permanent assets may not exceed 50.0% of the adjusted shareholders’ equity of the institutions, as provided by CMN Resolution 4,957/21, and CMN Resolution 4,958/21, as amended.

Financial institutions must also comply, according to CMN Resolution No.4,677, dated July 31, 2018, with the maximum concentrated exposure limit and maximum exposure limit per client of (i) 25% of Tier I Reference Equity for institutions classified in Segment 1, Segment 2, Segment 3 and Segment 4; and (ii) 25% of the Simplified Reference Equity, for institutions classified in Segment 5. Also, institutions deemed as systemically worldwide relevant by the Financial Stability Council (Conselho de Estabilidade Financeira) shall not exceed the amount of 15.0% of its Tier I capital in regard to exposures with another institution deemed a systemically worldwide relevant institution.

Repurchase Transactions

Repurchase transactions (operações compromissadas) are sale and repurchase agreements involving the sale of securities. Pursuant to CMN Resolution 3,339/06 and CMN Resolution 4,995/22, repurchase transactions carried out in Brazil are subject to the following operating capital limitations: (i) a financial institution may only carry out repurchase transactions for an amount up to 30 times its Reference Equity, whether individually or cumulatively, for transactions with (a) Brazilian Treasury or Brazilian Central Bank bonds, credits securitized by the Brazilian Treasury and Agricultural Debt Securities issued by INCRA; (b) bonds and securities issued by the states, the Federal District or municipalities, as well as other governmental bodies and entities; and (c) private negotiable instruments, limited to five times the calculation basis; and (ii) 45% of the Reference Equity for credit transactions with governmental bodies and entities.

Transactions with Affiliates

Brazilian Law No.7,492 of June 16, 1986, which regulates crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any of its controlling companies and/or managers outside the parameters established by article 34 of the Banking Reform Law and Brazilian Central Bank regulations. Violations of Law No.7,492 are punishable by two to twelve years’ imprisonment and a fine. In June 30, 1993, the Brazilian Central Bank issued Resolution No.1,996, which requires any such transaction to be reported to the Public Prosecutor’s office, and was subsequently revoked by CMN Resolution 4,962, dated October 21, 2021.

Foreign Currency Loans

Financial institutions are allowed to raise funds abroad directly or through the issuance of bonds, provided that they follow the usual procedures of the international market. According to the type of loan and the related terms, loans must be performed and registered in the Brazilian Central Bank’s foreign capital information systems pursuant to Law 14,286/21, CMN Resolution 13/24, Brazilian Central Bank Resolution 278/22, and Brazilian Central Bank Resolution No.279 of December 31, 2022, among others.

In case of transfers in the country, the conditions of foreign loans (principal, interest and other charges) must be observed, and a financial intermediation fee may be charged. The foreign exchange variation from the foreign loan must be transferred to the borrower in the applicable country.

The Brazilian Central Bank may set limitations on the term, interest rate and general conditions of foreign currency loans.

Regulatory Requirements Related to Financial Instruments

The Brazilian Central Bank, through CMN Resolution 4,966/21, establishes the accounting concepts and criteria applicable to financial instruments for financial institutions and other entities authorized by the Brazilian Central Bank. This resolution introduces several key changes, including the classification, measurement, recognition, and derecognition of financial instruments. It also mandates the constitution of provisions for expected credit losses associated with financial instruments, such as financial assets, financial guarantees, and credit commitments.

CMN Resolution 4,966/21 aligns Brazilian financial institutions with international best practices under IFRS 9 by requiring the adoption of the expected loss model for credit impairment. This model improves risk management and transparency in financial reporting by estimating potential credit losses over the entire lifespan of financial instruments. Additionally, the resolution covers the designation and recognition of hedge accounting relationships and the disclosure of information about financial instruments.

Financial Institutions must classify, measure, and report financial instruments, including:

(i)	Impairment: introduction of a three-stage expected loss model that considers credit risk from the initial recognition of assets, including macroeconomic scenarios in the estimation of expected losses. The three-stage model to assess the credit risk are:

(1)	First Stage: Assets without a significant increase in credit risk since initial recognition.

(2)	Second Stage: Assets with a significant increase in credit risk, but without objective evidence of loss.

(3)	Third Stage: Assets with objective evidence of credit loss.

The allocation must be reviewed: I - monthly, in the event of a delay in the payment of principal or charges; II - every 6 (six) months for instruments from the same counterparty whose amount exceeds 5% (five percent) of the institution’s shareholders equity; III - once every 12 (twelve) months for other instruments not covered by item II; IV - whenever new facts indicate a significant change in credit quality, including those resulting from changes in market conditions or the economic scenario; and V - when the instrument is renegotiated.

(ii)	Classification and measurement: financial assets are now classified into three categories – amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss (FVTPL), depending on the institution’s business model and the characteristics of the contractual cash flows. The classification shall be made by the institution based on consistent and verifiable criteria, supported by internal and external information, including at a minimum:

a.	in relation to the debtor and their guarantors: economic and financial situation; indebtedness; results; management and quality of control; timely payments; contingencies; economic sector; credit limits.

b.	in relation to the transaction: purpose of the transaction; characteristics of the guarantees, particularly regarding sufficiency and liquidity; and amount.

(iii)	Hedge accounting: establishment of criteria for the qualification and classification of hedge instruments, allowing greater alignment with companies’ risk management strategies. Hedge instruments can be classified as: Fair value hedge; Cash flow hedge; and Hedge of a net investment in a foreign position.

Internal Compliance Procedures

On August 28, 2017, the CMN enacted Resolution No.4,595, providing that Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank shall implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. Such compliance policy is intended to ensure effective compliance risk management by the institution and may be established at the consolidated enterprise level (conglomerado prudencial).

Among other minimum requirements, the compliance policy must establish the scope and purpose of the compliance function in the institution, the position of the specific unit responsible for the compliance function in the organizational structure of the institution, the allocation of sufficient, adequately trained and experienced staff in the compliance function and the segregation of roles among the staff involved in the compliance function to avoid conflicts of interest.

The compliance policy must be approved by the board of directors and the regulation also assigns to the board the responsibility to ensure: (i) it is adequately managed throughout the institution, (ii) its effectiveness and continuous application, (iii) its communication to all employees and relevant services providers, and (iv) the dissemination of integrity and ethical standards as part of the institution’s culture. The financial institution’s board of directors is also responsible for ensuring the application of correctional measures in case of compliance breaches and providing the necessary means for the activities related to the compliance functions to be adequately conducted.

Brazilian Payment System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank for International Settlements. The Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro), or SBP, comprises the entities, systems and procedures related to the processing and settlement of funds transfer operations, transactions with foreign currency or financial assets and securities, collectively referred to as Financial Market Infrastructure operators. Beginning in October 2013, with the enactment of Law No.12,865, the arrangements and payment institutions also became part of the SPB.

The SPB has a high degree of automation, with the increasing use of electronic media for funds transfer and settlement of obligations, to replace paper-based instruments. Up until the mid-1990s, changes in the SPB were driven by the need to deal with high inflation rates and, therefore, the technological progress achieved was mainly aimed at increasing the processing speed of financial transactions.

In the remodel conducted by the Brazilian Central Bank until 2002, the focus was redirected to risk management. The entry into operation of the Reserve Transfer System, or STR, in April 2002, as established by Brazilian Central Bank Circular No.3,100 of March 28, 2002 (revoked by Brazilian Central Bank Resolution No.105 of June 9, 2021), marks the beginning of a new phase of the SPB. The STR, managed and operated by the Brazilian Central Bank, is a real-time gross settlement system for funds transfers in Brazil. The STR is the core system of the SPB, as it settles transactions in the monetary, foreign exchange and capital markets between financial institutions that hold accounts at the Brazilian Central Bank. The funds transfers are settled by the STR in the accounts held at the Brazilian Central Bank. Also, in addition to these financial flows, the net positions of the clearing and settlement systems are settled through the STR. STR’s direct participants can issue funds transfer orders on their own behalf or on behalf of a third party. The receiver can be other STR direct participants or their clients. Funds transfers are final, which means that they are irrevocable and unconditional. Therefore, it is only possible to undo a transaction through another transaction in the opposite direction. Moreover, in order to guarantee the stability of the system, STR funds transfers are conditioned to the existence of sufficient balance in the account held by the transferring participant.

The Brazilian Central Bank, institutions authorized by the Brazilian Central Bank to operate, the Financial Market Infrastructure operators, such as the B3, and the Brazilian Treasury Office are participants of the STR.

With this system, Brazil became part of the group of countries in which transfers of interbank funds can be settled in real time, irrevocably and unconditionally. In order to ensure liquidity, and hence improved functioning, of the payment system in the real-time settlement environment, two aspects are especially important:

●	use by the banks of the reserve requirement balances throughout the day for obligations settlement purposes, since the verification of compliance is based on end-of-day balances; and

●	activation by the Brazilian Central Bank of a routine to optimize the process of settlement of transfer orders of funds held in queues within the STR.

Financial institutions, as well as other institutions regulated by the Brazilian Central Bank, are also required under such rules to create a risk management framework and a capital management structure, in accordance with certain procedures established by the Brazilian Central Bank, such as CMN Resolution 4,557/17. The risk management framework should include:

●	clearly documented policies and strategies for risk management, which establish limits and procedures to maintain exposure to the risks, consistent with the levels established by the Risk Appetite Declaration, or RAS;

●	effective processes of tracking and timely reporting of exceptions to risk management policies, limits and levels of risk appetite;

●	systems, routines and procedures for risk management;

●	periodic evaluation of the adequacy of the systems, routines and procedures mentioned in the item above;

●	proper policies, processes and controls to ensure the identification of risks inherent to: (a) new products and services; (b) relevant changes to existing products and services; (c) significant changes in processes, systems, operations and the model of the business of the institution; (d) hedge strategies and risk-taking initiatives; (e) significant corporate reorganizations; and (f) change in macroeconomic perspectives;

●	clearly documented roles and responsibilities for risk management purposes that establish assignments to the institution’s personnel at their respective levels, including outsourced service providers;

●	a stress testing program;

●	continuous assessment of the effectiveness of the risk mitigation strategies used, considering, among other aspects, the results of the stress tests;

●	clearly documented policies and strategies for business continuity management; and

●	timely management reports for the institution’s board of directors, risk committee and executive board addressing (a) aggregated risk exposure amounts and their main factors; (b) compliance with the risk management standards of the RAS, as well as with certain policies and limits; (c) assessment of systems, routines and procedures, including any deficiencies of risk management structural measures to correct such deficiencies; (d) risk mitigation actions and assessment of their efficacy; (e) degree of dissemination of the risk management culture within the scope of the institution; and (f) stress testing results and premises.

Insolvency Laws Applicable to Financial Institutions in Brazil

Financial institutions are subject to the proceedings established by Law No.6,024, enacted on March 13, 1974, as amended, and Decree-Law No.2,321, enacted on February 25, 1987, as amended by Decree-Law No.2,327 enacted on April 24, 1987, which establish the applicable provisions in the event of intervention, temporary administration or extra-judicial liquidation by the Brazilian Central Bank, as well as to bankruptcy proceedings.

Intervention and extra-judicial liquidation occurs when a financial institution is in a precarious financial condition or upon the occurrence of certain events that may impact the creditors’ financial condition. Such measures are imposed by the Brazilian Central Bank in order to avoid the bankruptcy of the entity.

Intervention

Pursuant to Law No.6,024/74, as amended, the Brazilian Central Bank has the power to appoint an intervener to intervene in the operations of, or to liquidate, as further described below, any financial institution other than public financial institutions controlled by the Brazilian government. An intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

●	due to mismanagement, the financial institution has suffered losses leaving creditors at risk;

●	the financial institution has consistently violated Brazilian banking laws or regulations, and such violations continue after the Brazilian Central Bank’s requests; and

●	such intervention constitutes a viable alternative to the liquidation of the financial institution.

As of the date on which it is ordered, the intervention will: (i) suspend the enforceability of payable obligations; (ii) suspend the maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered.

The intervention ceases: (a) if interested parties undertake to continue the economic activities of the financial institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank, (b) when the situation of the financial institution is normalized, as determined by the Brazilian Central Bank, or (c) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Intervention may also be ordered upon the request of a financial institution’s management, provided that such power is granted by the institution’s bylaws. Any such intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank. The intervention proceedings are terminated if the Brazilian Central Bank establishes that the irregularities that have triggered an intervention have been eliminated. Otherwise, the Brazilian Central Bank may extra-judicially liquidate the financial institution or authorize the intervener to file for voluntary bankruptcy under Law No.11,101 of February 9, 2015, or the Brazilian Bankruptcy Law, among other situations, if the assets of the intervened institution are insufficient to satisfy at least 50.0% of the amount of its outstanding unsecured debts, when extrajudicial liquidation is deemed inconvenient, or when the complexity of the institution’s business or the seriousness of the facts justify such a measure.

Extra-judicial Liquidation

Extra-judicial liquidation is an administrative proceeding ordered by the Brazilian Central Bank (to financial institutions other than those controlled by the Brazilian government) and conducted by a liquidator appointed by the Brazilian Central Bank. This extraordinary measure aims at terminating the activities of a troubled financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy.

The Brazilian Central Bank will order the extra-judicial liquidation of a financial institution if:

●	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that authorizes a bankruptcy filing;

●	management seriously violates Brazilian banking laws and regulations, as well as the determinations of the CMN or the Brazilian Central Bank;

●	the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or

●	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days or, if initiated, the Brazilian Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

Extra-judicial liquidation may also be ordered upon the request of a financial institution’s management, if its respective bylaws entitle it to this jurisdiction, or on a proposal from the intervener, with an indication of the reasons for the request.

The decree of extra-judicial liquidation will produce the following effects: (i) suspension of lawsuits or foreclosure on rights and interests relating to the entity being liquidated, and the blocking of other actions or executions from being brought during the liquidation, (ii) acceleration of the obligations of the entity being liquidated, (iii) interruption of the statute of limitations with regard to the obligations assumed by the institution, (iv) failure to comply with the penal clauses provided in unilateral agreements that became due by virtue of the extra-judicial liquidation, (v) ratable deduction of interest, against the estate, until the date when the debts are paid in full, (vi) interruption of the prescription related to the obligations for which the institution is liable; and (vii) the blocking of claims for monetary correction of any passive currencies or pecuniary penalties for infringement of criminal or administrative laws.

Extra-judicial liquidation procedures may be terminated (a) if the financial institution is declared bankrupt or (b) by decision of the Brazilian Central Bank in the following events: (i) full payment of the unsecured creditors, (ii) change of corporate purpose of the institution to an economic activity that is not part of the SFN, (iii) transfer of the controlling interest of the financial institution, (iv) conversion into ordinary liquidation; (v) exhaustion of the assets owned by the financial institution, upon its full realization and distribution of the proceeds among the creditors, even if full payment of the credits did not occur, or (vi) the remaining asset is acknowledged by the Brazilian Central Bank as illiquid or of difficult realization.

Repayment of Creditors in a Liquidation or Bankruptcy

In the event of extra-judicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro-rata basis in the following order:

●	labor claims, capped at an amount equal to 150 times the minimum wages per creditor, and claims relating to labor accidents;

●	secured claims up to the encumbered asset value;

●	tax claims, regardless of their nature and commencement time, upon imposition of tax penalties;

●	unsecured claims;

●	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

●	subordinated claims.

First-priority and post-petition claims, as defined under the Brazilian Bankruptcy Law, are paid before pre-petition claims, in the above-mentioned order.

In November 1995, the CNM issued CMN Resolution No.2,197, of August 31, 1995, as amended, which created the Credit Guarantee Fund, or FGC, to guarantee the payment of funds deposited with financial institutions in the event of intervention, administrative liquidation, bankruptcy or another state of insolvency. The members of the FGC are financial institutions that receive demand, time and savings deposits, as well as savings and loan associations. The FGC is mainly funded by mandatory contributions from Brazilian financial institutions that work with client deposits.

Pursuant to CMN Resolution No.4,688, dated September 25, 2018, as amended, the FGC is a safe deposit insurance system that guarantees a maximum amount of R$250,000 of deposit and certain credit instruments held by a client against a financial institution (or against member financial institutions of the same financial group) and a maximum amount of R$1.0 million by a creditor against the set of all consolidated financial institutions at each period of four years. The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

Cancellation of Banking License

Law No.13,506, dated November 13, 2017, together with specific regulations adopted by Brazilian Central Bank Resolution No.131, dated August 20, 2021, as amended, provides infractions, penalties, coercive measures and alternative dispute resolution methods applicable to financial institutions, other institutions authorized by the Brazilian Central Bank and institutions that are part of the Brazilian Payment Systems, and establishes the procedure to be observed in sanctioning administrative proceedings within the scope of the Brazilian Central Bank, including cancellation of authorization to operate.

Pursuant to CMN Resolution 4,970/21, the Brazilian Central Bank may also cancel the financial institution’s authorization to operate if one or more of the following situations occur: (i) failure to carry out the activities authorized by the Brazilian Central Bank, (ii) the institution is not located at the address that was provided to the Brazilian Central Bank, (iii) failure to provide the financial statements, information and other forms required by the regulations to the Brazilian Central Bank for over four months without acceptable justification, and/or (v) failure to observe the agreed business plan during its term of effectiveness without a justification that is acceptable to the Brazilian Central Bank. The cancellation of a banking license may only occur upon completion of the appropriate administrative proceedings by the Brazilian Central Bank.

Anti-Money Laundering Regulations

Law No.9,613 of March 3, 1998, as amended, and Law No.13,506 of November 13, 2017, play a major role for those engaged in banking and financial activities in Brazil. Such laws set forth the definition and the penalties to be incurred by persons involved in activities that comprise the “laundering” or concealing of property, rights and assets, as well as a prohibition on using the financial system for these illicit acts.

On March 3, 1998, the Brazilian government created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras), or COAF, which operates under the Ministry of Finance. The purpose of the COAF is to regulate and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil. The COAF is comprised of a president and twelve members of the council, with a sound reputation and recognized knowledge on prevention of money laundering, selected among members of the following agencies and entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the Ministry of Foreign Affairs; (iv) the SUSEP; (v) the Federal Revenue Service (Secretaria da Receita Federal); (vi) the Office of the Attorney-General of the Brazilian Treasury; (vii) the Brazilian Federal Police Department; (viii) Ministry of Transparency and Federal General Controller (Controladoria Geral da União); (ix) Ministry of Justice and Public Security; (x) Office of the General Counsel for the Brazilian Government; (xi) the Brazilian Intelligence Agency; and (xii) the National Superintendency of Private Pension (Superintendência Nacional de Previdência Complementar).

In 2012, through the issuance of new regulatory acts, the Brazilian Central Bank changed the rules applicable to procedures that must be adopted by financial institutions in the prevention of and fight against money laundering and the financing of terrorism, in response to recommendations by the International Financial Action Taskforce. The main regulations include: (i) Brazilian Central Bank Circular No.3,583, of March 12, 2012, subsequently revoked by Brazilian Central Bank Circular No.3,978, of January 23, 2020, or Brazilian Central Bank Circular 3,978/20 as amended; (ii) Brazilian Central Bank Resolution No.277 of December 31, 2022, which regulates Law No.14,286 of December 29, 2021, in connection with the foreign exchange market, among other provisions, and Brazilian Central Bank Resolution No.282 of December 31, 2022; and (iii) Brazilian Central Bank Circular Letter No.3,542, of March 12, 2012, which extends the list of examples of transactions and situations that could characterize the occurrence of money laundering, with a tendency to improve communication between the financial institutions and the COAF, subsequently revoked by Brazilian Central Bank Circular Letter No.4,001, of January 29, 2020, which came into effect on October 1, 2020.

Bank Secrecy in Brazil

Brazilian financial institutions are also subject to strict bank confidentiality regulations and must maintain the confidential nature of their assets and liability transactions and of the services provided to their clients. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies can be disclosed to third parties are as follows: (ii) express consent of the interested parties; (ii) exchange of information between financial institutions for registration purposes; (iii) the supply to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtor; (iv) the supply of information in connection with Section 2 of article 11 of Law No.9,311, dated October 24, 1996; (v) the supply of information pursuant to the terms and conditions set forth in articles 2 to 7, and 9 of Supplementary Law No.105, dated January 10, 2001; (vi) the supply of financial data and information on payments related to credit transactions and defaulted payment obligations of individuals or legal entities to database managers, for the formation of a credit history, in accordance with applicable legislation; and (vii) supply of information in connection with the occurrence of criminal acts, in which case the financial institutions and credit card companies may provide competent authorities with information relating to such criminal acts when necessary for the investigation of such acts. Complementary Law No.105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty in that respect may have been previously executed.

Cybersecurity Regulation

CMN Resolution No.4,658, dated April 26, 2018, enacted and subsequently replaced by CMN Resolution No.4,893 of February 26, 2021, or CMN Resolution 4,893/21 regulates cybersecurity policies and requirements for the engagement in data processing and storage and cloud computing services that must be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

CMN Resolution 4,893/21 establishes specific requirements to be considered in the adoption of the cybersecurity policy, including: (i) the institution’s size, risk profile and business model; (ii) the nature of the operation and the complexity of the institution’s products, services, activities and processes; and (iii) the sensitivity of the data and information under the institution’s control.

Moreover, CMN Resolution 4,893/21 also establishes that financial institutions must adopt an action plan and a response mechanism to security incidents, which shall include: (i) actions to be developed by the institution with the purpose of adapting its organizational and operational structures to the principles and guidelines set forth by the cybersecurity policy; (ii) routines, procedures, controls and technologies to be employed in the prevention and response to incidents, in accordance with certain cybersecurity policy guidelines; and (iii) the department in charge of recording and controlling relevant incidents.

The cybersecurity policy and the incident response and action plan was duly approved and implemented in accordance with CMN Resolution No. 4,893/21. Moreover, financial institutions and other institutions authorized by the Brazilian Central Bank to operate must annually document and review their cybersecurity policy and incident response and action plan, and prepare a report related to the implementation of the response and action plan as of December 31, each year. The annual report must include at least: (i) the plan’s effectiveness and implementation, (ii) the summary of the results obtained in the implementation of routines, procedures, controls and technologies to be employed in the prevention and as a response to incidents, (iii) the relevant cyber environment-related incidents that occurred during the period; and (iv) the results of the recording continuity tests, taking into consideration the unavailability scenarios resulting from incidents.

In order to engage in relevant data processing and storage and cloud computing services, financial institutions and other institutions authorized by the Brazilian Central Bank must adopt procedures contemplating: (i) the adoption of corporate governance and management practices compatible with the level of relevance of the service and the risks to which they are exposed; and (ii) the verification of the capacity of the potential service provider to ensure: (a) compliance with applicable legislation and regulation; (b) access by the institution to all data and information to be processed or stored; (c) confidentiality, integrity, availability and recovery of all data and information processed or stored by the service provider; (d) compliance with certificates required by the institution for the provision of the service to be engaged; (e) access by the institution to reports prepared by an independent specialized audit company engaged by the service provider, with respect to the procedures and controls used in the provision of the services to be engaged; (f) supply of appropriate information and management resources to the monitoring of the services to be provided; (g) identification and segregation of the institution’s clients’ data through physical or logical controls; and (h) the quality of the access controls for the protection of the institution’s clients’ data and information.

In order to engage data processing and storage and cloud computing services to be provided abroad, among other requirements, the financial institutions and other institutions authorized by the Brazilian Central Bank must meet the criteria set forth by CMN Resolution 4,893/21, such as, for instance: (i) existence of an exchange information agreement between the Brazilian Central Bank and the authorities supervising the countries where the services will be provided; (ii) ensure that the provision of the services will neither cause losses to its regular operation nor to the Brazilian Central Bank’s activity; (iii) define, prior to the engagement, the countries and regions of each country where the service may be provided and data may be stored, processed and managed; and (iv) foresee alternatives to the continuity of the businesses, in the event of impossibility to maintain the services provision agreement or in the event of its termination.

Moreover, to comply with items (i) and (ii) above, financial institutions must ensure that the applicable legislation and regulation in the countries and regions where the services may be provided neither restrict nor prevent access to data and information by the contracting institutions and by the Brazilian Central Bank. In the event of the inexistence of an agreement pursuant to item (i) above, the contracting institution must request the Brazilian Central Bank’s authorization to: (a) engage the service, within the minimum term of 60 days prior to the engagement, considering the need for specific information, as defined in CMN Resolution 4,893/21; and (b) the contractual amendments that imply changing the referred specific information, within the minimum term of 60 days prior to the contractual amendment. The institution must maintain and be capable of making available to the Brazilian Central Bank all applicable documentation, including the cybersecurity policy, the response and action plan and the five-year annual report.

For more information, see “Item 16K. Cybersecurity.”

Data Protection Regulation

In August 2018, Law No.13,709/18, or the General Personal Data Protection Law, was enacted, which (1) regulates the general treatment of personal data, and no longer only in specific sectors, (2) introduces a new framework regarding personal data treatment, which contemplates all sectors of the economy and includes companies that deal with a large volume of personal data.

The goal of the General Personal Data Protection Law is to protect the fundamental rights of freedom, increasing the control of individuals over their data and bringing greater responsibilities to organizations that treat such personal data, through the introduction of new compliance obligations.

The General Personal Data Protection Law came into effect on September 18, 2020, except for articles 52, 53 and 54 of the General Personal Data Protection Law, which establish certain administrative sanctions that came into effect on August 1, 2021, pursuant to Law 14.010/20.

As an example, the General Personal Data Protection Law sets forth a series of principles that must be observed in the treatment of personal data, such as: purpose, need, free access, data quality, transparency, security, prevention, non-discrimination and responsibility, among others.

Moreover, the General Personal Data Protection Law provides for (1) several different cases in which the treatment of personal data is authorized; (2) a range of rights reserved to personal data owners; (3) administrative sanctions for non-compliance with its provisions; and (4) authorizes the creation of the ANPD, the authority that ensures compliance with personal data protection rules in Brazil.

The General Personal Data Protection Law scope of application covers all personal data treatment activities, including in an online environment and extends to individuals and public and private entities, regardless of the country where they are headquartered or where the information is located, provided that (1) personal information is treated in Brazil; (2) information treatment activity is intended to offer or provide goods or service or to process information from individuals located in Brazil; or (3) the information owners are located in Brazil at the time that their personal information is collected.

After its enactment, the General Personal Data Protection Law was amended by Law 13,853/2019, which, among other provisions, created the ANPD, an authority that has certain powers and responsibilities similar to those of the European data protection authorities, being responsible for: (1) investigation, including the power to request information from personal data controllers and operators; (2) enforcement, in cases of violation of the law, by means of an administrative proceeding; and (3) education, with the responsibility of disseminating information and fostering knowledge regarding the General Personal Data Protection Law and safety measures, including by issuing resolutions on the manner in which the General Personal Data Protection Law must be interpreted, promoting standards for services and products that facilitate data control and preparing studies regarding national and international practices for protection of personal data and privacy, among others.

Furthermore, after the administrative sanctions of the General Personal Data Protection Law entered into effect in August 2021, and considering the high volume of personal data treated by us, we could be subject to sanctions if we fail to comply with the General Personal Data Protection Law and other applicable laws. In the event of violations to the General Personal Data Protection Law, we will be subject, in addition to civil liability, to the following penalties: (1) a warning, with indication of a specified term for the adoption of corrective measures; (2) a fine equivalent to 2% of our revenue or our group’s revenue, up to R$50 million per violation; (3) a publication of the violation; (4) the temporary blocking of personal data corresponding to the violation; (4) the elimination of personal data corresponding to the violation; (6) partial suspension of operation of the corresponding database for up to six months, extendable for the same period, until the normalization of the processing activity by the controller, in the event of recurrence; (7) the suspension of performance of personal data processing activities in connection with the violation, for the maximum period of six months, extendable for an equal period in the event of recurrence; and (8) a full or partial prohibition of data processing-related activities, in the event of recurrence.

Even after the law became fully effective, and the enactment of CD/ANPD Resolution No.4 of 2023 (which finalized the regulations related to application of penalties and their effects), there are still many aspects of the law that are subject to further regulation. This further regulation may directly impact our privacy-related governance and impact the risks to which our activities may be subject. Of particular importance are: (i) the use of legitimate interest as a legal basis for personal data treatment; (ii) the exercising of rights by data owners; (iii) preparation and safekeeping of personal data treatment transactions; and (iv) events involving international transfer of personal data.

Fintech Regulation

On April 26, 2018, the CMN approved Resolutions No.4,656 and 4,657, which regulate the operation of financial technology companies in the credit market (“fintechs”). Pursuant to this new regulatory framework, such startups were allowed to grant credit without the intermediation of a bank. The new rules established by the CMN Resolutions immediately applied to such entities and allowed interested companies to start the authorization process. These entities are currently regulated by CMN Resolution No.5,050 of November 22, 2022.

Therefore, according to the approved resolutions, fintechs could be structured as: (1) direct credit companies, which will develop their operations with their own funds through an electronic platform; or (2) interpersonal loan companies, focused on financial intermediation (peer-to-peer). On October 29, 2018, the Brazilian federal government enacted Decree No.9,544 authorizing foreign investment of up to 100% of the capital stock of direct credit companies or loan companies.

Open Finance

Open finance refers to the concept of standardized sharing of data and services provided by financial institutions through the opening and integration of their online platforms to other information system infrastructures via Application Programming Interface, or API. Previously known as “open banking”, this project was subsequently denominated “open finance” after the enactment of Joint Resolution No.4 of March 24, 2022, or CMN/Brazilian Central Bank Joint Resolution 1/20, with the purpose to increase its scope, including not only information related to traditional financial products and services (such as accounts and credit transactions), but also data on foreign exchange products and services, acquiring services, investments, insurance and pension plans.

The Brazilian Open Finance system is currently governed by a set of regulations issued by the National Monetary Council (CMN) and the Brazilian Central Bank (BCB), including, among others: Joint Resolution No. 1/2020, as amended; Brazilian Central Bank Circular No. 4,015, of May 4, 2020; BCB Resolution No. 32, of October 29, 2020, which establishes the technical and operational requirements for the implementation of the Open Finance system; BCB Resolution No. 294, of February 23, 2023, which amended certain operational and governance requirements; and BCB Resolution No. 400, of July 4, 2024, which established the definitive governance structure for the Open Finance ecosystem in Brazil.

More recently, the CMN and the BCB issued Joint Resolution No. 10, of July 4, 2024, which updated the regulatory framework of Open Finance by expanding the criteria for mandatory participation, simplifying the payment transaction initiation journey (particularly through Pix), and strengthening the governance model of the system.

Open finance enables financial institutions to dedicate themselves to their main core activities, such as the development of new financial products and related activities and incentivize other participants to enter into the market to offer technological solutions focused on client experience.

According to CMN/Brazilian Central Bank Joint Resolution 1/20, with respect to the sharing of data in connection with assistance, products and services, client’s and representative’s registration and client’s transactions, financial institutions (when not classified under segments 1(S1) and 2(S2)) and payment institutions, among other institutions authorized to operate by the Brazilian Central Bank, may voluntarily participate in the open finance system, while major banks classified under segments 1(S1) and 2(S2) have the obligation to participate.

With respect to the sharing of a payment transaction commencement service, the following institutions will have the obligation to participate in the open finance system: (1) institutions holding an account; and (2) institutions commencing a payment transaction. In the event of sharing of a credit proposal submission service, financial institutions and payment institutions, among other institutions authorized by the Brazilian Central Bank, which have executed a corresponding agreement in Brazil to provide assistance activities in connection with the receipt and forwarding of credit and leasing transaction proposals through an electronic platform, provided by the financial institution, as well as the provision of other services to assist with the transaction, as established by applicable banking regulations. Participation of the institutions must follow the principle of reciprocity, which means that the institutions receiving information must also share it.

In addition to the regulation published by the CMN and the Brazilian Central Bank, open finance will also have a self-regulation arrangement, which will primarily address the operation of open finance, including standardization of both technology and communication and security protocols, as well as conflict resolution and compensation between participants.

Following the regulatory updates introduced in 2024, Open Finance governance structure now includes a permanent institutional framework, with defined decision-making and executive bodies responsible for the management, expansion, and technical standardization of the system. This structure is intended to ensure the stability, interoperability, and continued evolution of the Open Finance ecosystem in Brazil.

Politically Exposed Individuals in Brazil

Pursuant to Brazilian Central Bank Circular 3,978/20, as amended, politically exposed individuals are: (1) holders of elected office positions on the executive and legislative branches of the Brazilian government; (2) holders of positions in the executive and legislative branches of the Brazilian government, such as: (a) minister or equivalent; (b) special nature or equivalent; (c) president, vice-president and officer (or equivalent) of public agencies; and (d) Superior Group of Direction and Advisory, or DAS, level 6, or equivalent; (3) members of the National Council of Justice, the Federal Supreme Court, the Superior Courts, the Federal Regional Courts, the Regional Labor Courts, the Regional Electoral Courts, the Higher Council of Labor Courts, and the Federal Justice Council; (4) members of the National Council of the Prosecution Office, the Attorney-General, the Vice Attorney-General, the Attorney-General of the Ministry of Labor, the Attorney-General of the Military Courts, the Deputy Attorney-Generals of the Republic and the Attorney-Generals of the States and of the Federal District; (5) members of the Audit Court and the Attorney-General and the Deputy Attorney-Generals of the Prosecution Office for the Audit Court; (6) presidents and national treasurers, or equivalent, of political parties; (7) Governors and State and Federal District Secretaries, the State and District Representatives, the presidents, or equivalent, of the indirect state and district public administration entities and the presidents of the Courts of Justice, Military Courts, Courts of Audit or equivalent of the States and the Federal District; and (8) the Mayors, the Councilmen, the Municipal Secretaries, the presidents, or equivalent, of the indirect municipal public administration entities and the Presidents of the Courts of Audit or equivalent of the Municipalities. Foreign individuals are also considered politically exposed when they are: (1) heads of state or government; (2) high-rank politicians; (3) individuals occupying high-rank government positions; (4) high-rank general officers and members of the judiciary; (5) high-rank executives of public companies; or (6) directors of political parties. High-rank directors of public or private international law entities are also considered politically exposed individuals. Brazilian Central Bank Circular 3,978/20 also requires that qualification procedures include verification of the client’s capacity as a politically exposed individual, as well as verification of the capacity as representative, relative, or close worker of these individuals, as defined.

Pursuant to Brazilian Central Bank Circular 3,978/20, as amended, internal procedures developed and implemented by financial institutions and other institutions authorized by the Brazilian Central Bank must ensure that the systems used in the monitoring and selection of suspicious operations and situations include detailed information, including with respect to the identification and qualification of the individuals involved.

Therefore, pursuant to Brazilian Central Bank Circular 3,978/20, financial institutions and other institutions authorized by the Brazilian Central Bank will be required to take certain actions to establish commercial relations with clients who could be characterized as politically exposed individuals.

Brazilian Central Bank Circular 3,978/20, also requires that the condition of politically exposed individuals must be considered during five years following the date on which the individual was removed from any of the positions described above.

Moreover, Brazilian Central Bank Circular 3,978/20 provides that for those clients that qualify as politically exposed individuals or for a representative, relative or close employee of such individuals, institutions authorized by the Brazilian Central Bank shall: (1) adopt internal procedures and controls compatible with this qualification; (2) consider this qualification in the client classification under risk categories, pursuant to Brazilian Central Bank Circular 3,978/20; and (3) assess the interest in the establishment or maintenance of a relationship with the client.

Audit Requirements

BR Partners Banco is required under the rules set forth by the Brazilian Central Bank to prepare financial statements in accordance with the rules and accounting guidelines from the Brazilian Central Bank (which are also part of Brazilian Generally Accepted Accounting Principles defined by the Central Bank of Brazil or Bacen GAAP). As a financial institution, BR Partners Banco is required by the Brazilian Central Bank to (i) present annual and semi-annual audited financial statements; and (ii) file quarterly financial information with the CVM, with a review report prepared by independent auditors.

Under CMN Resolution No.4,818, dated May 29, 2020, BR Partners Banco is required to present, as of 2022, in addition to the statutory annual financial statements prepared under the accounting guidelines from the Brazilian Central Bank, annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, translated into Portuguese by a Brazilian entity duly accredited by the IASC Foundation, and accompanied by an independent audit report.

Internal Auditors

On December 23, 2020, the CMN issued Resolution No.4,879, as amended, which establishes the rules applicable for internal audits at institutions authorized to operate by the Brazilian Central Bank. It determines that financial institutions and other institutions authorized to operate by the Brazilian Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be undertaken by a specific unit in the institution or an institution that is part of the same financial conglomerate, directly subordinated to the board of directors, or by a duly licensed independent auditor (provided that such auditor is not responsible for conducting the independent audit of the institution’s financial statements).

Independent Auditors in Brazil

CMN Resolution No.4,910 of May 27, 2021, or CMN Resolution 4,910/21, which regulates the rendering of independent auditors’ services to financial institutions and other institutions authorized to operate in Brazil by the Brazilian Central Bank, as well as to clearinghouses and clearing and custody services providers. According to CMN Resolution 4,910/21, financial institutions (except for microcredit loan companies) must be audited by independent auditors. Financial institutions may only engage independent auditors that are duly registered with the CVM and certified by the Brazilian Central Bank through a certification process. In September 2008, the Brazilian Central Bank amended previous rules it had established regarding the independence of auditors, its current rules require a rotation for a period of at least five consecutive years for the partner, manager, supervisor or any other members of the independent audit team who have had a managerial level role in the auditing work of a financial institution, in which case a period of three years must be observed before the professional can be reallocated to the audit team.

Independent auditors and the fiscal council, when installed, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud within three business days of the identification of such, pursuant to CMN Resolution 4,910/21, including: (1) non-compliance with rules and regulations that place the continuity of the audited entity at risk; (2) fraud of any amount perpetrated by the management of the institution; (3) material fraud perpetrated by the institution’s employees or third parties; and (4) material errors in the accounting records of the audited entity.

Ombudsman Office

According to CMN Resolution No.4,860, published on October 23, 2020, as amended, financial institutions that have as clients, individuals or legal entities classified as micro and small-sized companies, pursuant to Supplementary Law No.123, of December 14, 2006, must establish an ombudsman department, whose mission is to ensure strict compliance by financial institutions with the legal and regulatory regimes relating to consumer rights, and to mediate any conflicts among financial institutions and their clients and users of their products and services. The structure of a financial institution’s ombudsman department must be compatible with the nature and complexity of its products, services, activities, processes and systems of each institution. Moreover, to avoid a conflict of interest, its organizational structure must be distinct from any area of the financial institution’s organization, such as the services and products trading, risk management and internal audit areas.

The following are the ombudsman department’s responsibilities: (1) receiving, recording, instructing, analyzing and giving formal and adequate treatment to demands from clients and users of products and services of institutions, (2) providing clarifications regarding the status of a claim and information as to when a response is expected to be given, (3) sending a final answer by the date on which a response is required, and (4) keeping the board of directors or, if one does not exist, the financial institution’s board of executive officers, informed about the problems and shortcomings detected in the performance of their duties and about the result of measures adopted by the managers to solve such problems.

The constitutional documents of financial institutions must expressly state, among other provisions: (i) the purpose, duties and activities of the ombudsman department, (ii) the criteria for selection and dismissal of the ombudsman, (iii) the duration of the ombudsman’s term of office (in months), and (iv) the formal commitment of the institution to (a) create adequate conditions to enable the ombudsman department to perform its duties and also to ensure that the ombudsman can operate in a transparent, independent and impartial way, and (b) ensure that the ombudsman department has access to information necessary to enable it to respond adequately to any claims received, with full administrative support and the ability to request information and documents as may be necessary to perform its duties.

Financial institutions must report and maintain updated information regarding the officer who is responsible for the ombudsman department. This responsible officer must prepare a report every six months, as required by the Brazilian Central Bank. In addition, Brazilian law allows for the creation of a single ombudsman department structure for a group of related companies, such that a single ombudsman department can have responsibility for all financial institutions that are part of the same group, provided that the Brazilian Central Bank’s requirements are satisfied.

Foreign Investment in Financial Institutions

According to article 52 of the Brazilian Transitional Constitutional Provisions Act, until the conditions for the participation of foreign investors in the SFN are defined, the participation of individuals or legal entities resident or domiciled abroad in the capital of financial institutions headquartered in Brazil is forbidden.

The prohibition referred to in such provision does not apply to authorizations resulting from international agreements, reciprocity, or in the interest of the Brazilian Government. Within the scope of this exception and through Decree No.10,029/2019, the Brazilian president transferred to the Brazilian Central Bank his authority to recognize such interest of the Brazilian Government (in this case, by presidential decree). The Brazilian Central Bank issued Circular No.3,977/2020 which, among other provisions, recognized as being of the interest of the Brazilian Government the participation of individuals or legal entities resident or domiciled abroad in financial institutions headquartered in Brazil.

Consequently, Brazilian Central Bank Circular No.3,977/2020 considered the interest of non-residents in the capital of financial institutions equivalent to those of residents, and, as a result, both new investments and increases in the equity interest of non-residents in financial institutions no longer require a specific authorization through a presidential decree, except for all other authorizations required for the organization, operation, change of control, admission of qualified interest and all other processes which depend on authorization from the Brazilian Central Bank.

Moreover, foreign investors may acquire shares without voting rights issued by Brazilian financial institutions that are traded on the stock exchange, without any specific authorization.

Securities Portfolios Management Regulation

The management of securities portfolios is regulated by the Brazilian Central Bank and the CVM. Pursuant to Law No.10,198, dated February 14, 2001, and Law No.10,303, dated October 31, 2001, the regulation and supervision of both fixed and variable-income funds were transferred to the CVM. On July 5, 2002, the CVM and the Brazilian Central Bank executed a memorandum of understanding in which they agreed to transfer such activities to the CVM. Moreover, the management of resources is currently self-regulated by ANBIMA, which issues rules and policies, particularly related to marketing and publicity.

In accordance with CVM Resolution No.21 of February 25, 2021, or CVM Resolution 21/21, as amended, certain individuals and legal entities authorized by the CVM may act as managers of securities portfolios (both as fiduciary managers and as asset managers). Moreover, individuals and legal entities authorized by the CVM to act as managers of securities portfolios are required to fill out and update, on a yearly basis, their Formulário de Referência, as well as to regularly provide information to clients.

CVM Resolution 21/21 also requires that asset managers appoint: (1) a statutory officer responsible for managing assets (authorized as individual manager); (ii) a statutory officer responsible for compliance with rules, policies, procedures and internal controls, as well as with CVM Resolution 21/21; (3) a statutory officer in charge of risk management, which can be the same officer responsible for compliance with rules; and (4) a statutory officer responsible for distributing investment fund quotas (as applicable).

Furthermore, pursuant to CVM Resolution 21/21, asset managers must: (1) constitute and maintain human and IT resources which are appropriate to their size and field of activity; (2) maintain a page on the worldwide web; (3) adopt operational procedures to segregate asset management from other activities, with the purpose of: (a) ensuring the physical segregation of facilities between the department responsible for managing securities portfolios and the departments in charge of intermediation and distribution of securities, (b) ensuring proper use of facilities, equipment and information common to more than one division of the company, (c) preserving confidential information and enabling the identification of individuals who have access to them, and (d) restricting access to files and enabling the identification of individuals who have access to confidential information; and (4) maintaining, for at least five years, or a longer term as expressly determined by the CVM, all documents and information required by CVM Resolution 21/21, as well as all internal and external correspondence, work, reports and opinion papers related to the performance of their duties.

In addition to the above-mentioned requirements, asset managers must also: (1) maintain written instructions detailing the rules and procedures adopted with respect to: (a) segregation of activities, with the purpose of demonstrating full separation of the departments or present their segregation rules, describing at least those related to facilities, equipment and information, pursuant to CVM Resolution 21/21; and (b) confidentiality, describing the confidentiality and conduct rules adopted with details regarding the applicable requirements, at least for their members, managers and employees; (2) maintain a page on the worldwide web containing the following updated information: (a) reference form; (b) code of ethics; (c) rules, procedures and descriptions of internal controls; (d) risk management policy; (e) policy related to the negotiation of securities by managers, employees and by the company itself; (f) manual of asset pricing applicable to its asset portfolio; and (g) policy related to the division of orders between the securities portfolios; (3) prepare rules, procedures and internal controls that are effective and consistent with the nature, complexity and risk of the transactions performed, in compliance with CVM Resolution 21/21; and (4) establish mechanisms to: (a) ensure control of all confidential information to which their managers and employees have access, (b) ensure the existence of regular security testing for their information systems, particularly for those maintained in electronic means, and (c) implement and maintain a training program for managers, employees and workers who have access to confidential information, participate in the decision-making process regarding investments or participate in a process to distribute investment fund quotas, as applicable.

The Brazilian Central Bank, except under specific circumstances, prohibits financial institutions acting as administrators or managers from investing in funds managed by them. On December 17, 2014, the CVM issued CVM Instruction No.555, as amended, which further consolidated the rules applicable to investment funds (except for structured investment funds, which are regulated by certain specific rules).

Effects of foreign regulation on our activities

Pursuant to Decree No. 8,506, dated August 24, 2015, which promulgated an agreement between the Brazilian government and the United States Government to improve international tax compliance and implement the Foreign Account Tax Compliance Act, or FATCA, Brazilian and U.S. tax authorities exchange certain information regarding reportable financial accounts, including information intended to identify U.S. Persons holding accounts at certain financial institutions in Brazil and Brazilian tax residents holding accounts at certain financial institutions in the United States.

Our subsidiary, BR Europe, located in the Netherlands, accesses foreign clients, mainly European clients interested in the services provided by our investment banking business line in Latin America, particularly in Brazil. BR Europe is subject to the laws of the Netherlands and to applicable European Union rules and directives. Based on the scope and nature of its current activities, BR Europe does not currently require a specific regulatory authorization for its operation or ongoing prudential supervision in the Netherlands. However, changes in applicable laws and regulations, as well as changes in our activities, could result in additional licensing, authorization, reporting or compliance requirements in the future.

Recent developments in international tax regulation may also affect our group’s tax profile, compliance obligations and effective tax rate. In particular, the OECD/G20 Inclusive Framework on BEPS published “Pillar Two” global minimum tax model rules (the “GloBE Rules”) intended to ensure that large multinational enterprise groups are subject to a minimum level of tax on a jurisdictional basis through a coordinated “top-up tax” mechanism.

Many jurisdictions, including Brazil and the Netherlands, have enacted rules implementing elements of this reform. In Brazil, Law No. 15,079, dated December 27, 2024, instituted an additional levy on the Social Contribution on Net Profit (Contribuição Social sobre o Lucro Líquido, or CSLL) intended to establish a minimum effective taxation of 15% in alignment with the GloBE Rules, generally applicable to in-scope multinational enterprise groups meeting the consolidated revenue threshold referenced in that law. In the Netherlands, the Minimum Tax Law 2024 (“wet minimum belasting 2024”) (Pillar 2) entered into force on December 31, 2023, and is intended to apply a 15% minimum tax to multinational and domestic groups meeting the applicable turnover threshold.

These rules are complex and continue to evolve through regulations and administrative guidance, and their application to any particular group depends on, among other factors, the group’s consolidated revenues, organizational structure and jurisdictional effective tax rates. We are assessing the potential impacts of these developments on our group, including potential effects on our effective tax rate, cash tax payments, compliance costs and related financial statement disclosures. If applicable to us, these developments could increase our tax burden and/or increase our compliance and reporting obligations, any of which could be material.

Regulation (EU) 2016/679 of the European Parliament and Council, dated April 27, 2016, established a set of rules regarding the processing of personal data, known as the General Data Protection Regulation (“GDPR”). GDPR applies, among other cases, to the processing of personal data of individuals in the European Union in connection with the offering of goods or services to such individuals or the monitoring of their behavior, including when such data are processed outside of the European Union. We comply with the provisions of GDPR when applicable, including by seeking to preserve the confidentiality, integrity and security of personal data processed in connection with BR Europe’s activities, including where access by our personnel in Brazil is required for the provision of services. Failure by BR Europe or by us to comply with the GDPR could result in enforcement actions, including administrative fines of up to the higher of €20 million or 4% of total annual worldwide turnover (whichever is higher), among other sanctions.

For more information on the risks related to amendments to the local legislation of the foreign countries where we operate, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us—We face legal and regulatory risks, which may materially damage our reputation or otherwise adversely affect us, including in relation to our business prospects.”

C.  Organizational Structure

We are organized as a holding company that operates through direct and indirect subsidiaries, each of which is located in Brazil. The following chart sets forth our corporate structure as of the date of this annual report:

As of the date of this annual report, our economic group comprises nine direct or indirect subsidiaries, of which six are operational. As of the date of this annual report, our subsidiaries are:

●	BR Partners Assessoria Financeira Ltda., through which we conduct our investment banking operations, most notably our M&A advisory services;

●	BR Partners Gestora, through which we conduct our investment operations;

●	BR Partners Participações Financeiras Ltda., a holding company whose sole purpose is to hold ownership interest in BR Partners Banco pursuant to Brazilian Central Bank regulations;

●	BR Capital Markets, through which we conduct our capital markets operations;

●	BR Partners Assessoria Financeira Rio de Janeiro Ltda., through which we conduct our investment banking operations, most notably our M&A advisory services;

●	BR Partners Assessoria em Reestruturação Financeira Ltda., through which we conduct our restructuring operations;

●	BR Partners Corretora de Seguro Ltda., through which we conduct our insurance brokerage operations;

●	BR Europe, through which we attract international clients that have an interest in conducting M&A transactions in Latin America. All services contracted through BR Europe are provided in Brazil through BR Assessoria; and

●	BR Partners Banco, through which we conduct our capital markets and treasury sales & structuring operations.

D.  Property, Plant and Equipment

The table below sets forth information relating to our material property, plant and equipment, which primarily comprises our headquarters, as of the date of this annual report:

Right of Use Assets	Country	State	City	Property type
Property located at Av. Brig. Faria Lima, 3,732 – 28th Floor	Brazil	São Paulo	São Paulo	Rental
Property located at Av. Brig. Faria Lima, 3,355 – part of 25th Floor	Brazil	São Paulo	São Paulo	Rental
Property located at Street Lauro Muller, 116 – Room 4204	Brazil	Rio de Janeiro	Rio de Janeiro	Rental

In addition, as of the date of this annual report, we own certain fixed assets, primarily comprising right-of-use assets, furniture and equipment.

For further information, see “—A. Capital Expenditures and Investment Plan.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our Audited Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards.

A.	Operating Results

Overview

We are an independent Brazilian investment bank managed by executive partners that has maintained its position as one of the leaders in the provision of financial advisory and capital markets services in Brazil. Since January 1, 2017, we have been ranked by Bloomberg as one of the top five advisors in M&A transactions in Brazil. In terms of the number and volume of M&A transactions for which we provide advisory services in Brazil, we were ranked second, fourth and second in 2021, 2022 and 2023, respectively, by Bloomberg. Moreover, we were ranked fifth by number of deals in 2024 by Bloomberg. Through an integrated financial advisory platform, we offer complex financial products and services to a diversified base of regional and global clients that primarily comprise large companies, institutional investors and HNWIs.

We provide advisory services to our clients in connection with their critical strategic and financial decisions. We have a client-centric business model and operate under a structure that employed full time positions (1) 188 individuals as of December 31, 2025 and (2) 183 individuals as of December 31, 2024. Moreover, we adopt an analytical approach when servicing our clients, combined with our knowledge of financial products and the financial services industry.

As of the date of this annual report, we generate revenue through our four key business lines: (1) investment banking and capital markets, (2) treasury sales & structuring, (3) investments and wealth management, which comprises our investments and wealth management operations, having initiated our wealth management operations in September 2023 and (4) capital remuneration.

Macroeconomic Environment and Factors Affecting Our Results of Operations

Brazilian Macroeconomic Environment

We are incorporated and operate primarily in Brazil. Accordingly, our results of operations, cash flow and financial condition (as well as those of our clients) are impacted by the Brazilian macroeconomic environment, including real GDP growth.

The following table sets forth data relating to GDP, inflation, interest rates and exchange rates as of the dates and for the periods indicated.

	As of and for the Year Ended December 31,
	2025		2024		2023
GDP growth(1)		2,3%		3.4%		2.9%
Inflation (IPCA)(2)		0.33%		4.8%		4.6%
Inflation (IGP-M)(3)		(1.1)%		6.5%		(3.2)%
CDI rate(4)		14.3%		10.9%		13.0%
SELIC rate(5)		15.00%		12.25%		11.75%
Appreciation (depreciation) of the real vs. U.S. dollar(6)		12.8%		(27.9)%		7.8%
R$ per U.S. $1.00 (period end) (7)	R$	5.502	R$	6.192	R$	4.841
R$ per U.S. $1.00 (average)(7)	R$	5.588	R$	5.391	R$	4.995

Sources: FGV, IBGE, Brazilian Central Bank, Economática, Ipeadata and Valor Econômico.

(1)	As presented by the Brazilian Central Bank.

(2)	As projected by the Brazilian Central Bank.

(3)	Accumulated during the period. Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(4)	Accumulated during the period. Inflation (IGP-M) is the general market price index measured by the FGV.

(5)	Accumulated during the period. The CDI rate is the average rate of interbank deposits, used as a benchmark for investment returns.

(6)	The SELIC rate is the benchmark interest rate set by the Brazilian Central Bank.The average SELIC rate takes into consideration the daily SELIC rate throughout the applicable period.

(7)	Variation of the R$ per U.S. $1.00 (period end).

(8)	As presented by the Brazilian Central Bank and Ipeadata.

Inflation and Interest Rates

In the years ended December 31, 2025, 2024 and 2023, our results of operations and the prices we charge our clients were not significantly affected by inflation. The higher SELIC rate during 2025 contributed to a more challenging environment for M&A transactions, as increased discount rates and a higher cost of capital affected asset valuations and deal economics, resulting in slower transaction execution. At the same time, elevated interest rates enhanced the attractiveness of fixed-income products, fostering increased activity in the Debt Capital Markets segment in Brazil, which partially mitigated the decline in M&A revenues within our Investment Banking & Capital Markets business line.

In 2024, lower interest rates and an expectation of a decrease in inflation led to an increase in M&A, which positively affected demand for debt issuances through our capital markets operations and total revenues generated by our investment banking and capital markets business line. Despite lower average SELIC rates in 2024, SELIC rates in 2024 remained relatively high compared to historical levels, leading to an increase in restructuring advisory services and positively affecting revenue generated by our investment banking operations. With respect to our liabilities, we have relatively high liquidity and low leverage, with the majority of our liabilities incurred in relation to our shareholders. Accordingly, abrupt variations in interest and foreign exchange rates may have a very limited effect on our financial results.

In 2023, the annual average SELIC rate was 13.3%, compared to 12.6% in 2022. This increase in the average interest rates negatively affected the number and volume of our capital markets issuances. Later in 2023, subsequent decreases in interest rates to 11.75% as of December 31, 2023 incentivized companies that incurred indebtedness at high rates to seek new financing solutions with lower rates, positively affecting our capital markets operations.

Moreover, variations in interest rates positively affect the results of our treasury sales & structuring business line given the increase in business we generate from clients seeking to mitigate the risk of asset and liability mismatches through currency derivatives and hedging transactions.

Foreign Currency

With respect to foreign currency fluctuations, in the ordinary course of our operations, we extend credit in foreign currency to certain of our clients. We do not engage in hedging transactions to mitigate the effects of fluctuations in such foreign currencies.

For additional information regarding the governmental, economic, fiscal, monetary or political policies that have affected and may affect our results of operations, see “Item 3. Key Information—Risks Relating to Brazil.”

Number and Volume of Transactions

With respect to our client revenue-generating business lines, our results of operations are influenced by the number and volume of transactions on which we advise, as well as the volume of our AuM and WuA. It is important to note, however, that the number and volume of transactions that we publish, particularly in our investment banking operations, are not always reliable indicators of our performance as not all transactions can be publicly disclosed due to non-disclosure agreements with clients, and a transaction’s volume may not correlate with the revenue generated, depending on the type of advisory service provided in the transaction. The fees we charge are highly tailored to each transaction and the subject of significant negotiation. While we generally generate more revenue from larger volume transactions, this is not always the case. For example, the fees we charge in relation to the provision of an independent fairness opinion as part of our board advisory services (which may represent a significant portion of the total volume of investment banking transactions in any given period) are not typically correlated with the volume of the particular M&A transaction. In contrast, we may generate substantial fee revenue in a lower volume M&A transaction as a sell-side advisor as a result of a negotiated success fee. Accordingly, there is often no direct correlation between the volume of transactions on which we advise and the fee revenue we generate.

The number and volume of the transactions on which we advise are primarily driven by macroeconomic and political factors that influence investor and general business sentiment, as well as the increasing sophistication of the Brazilian financial markets. For example, the total number of exclusive asset managers of fixed-income products reached 260 in 2025, with total assets under management of R$4.2 trillion, a growth of 16.7% when compared to R$3.6 trillion in 2024 and a growth of 40% when compared to R$3.0 trillion in 2023, according to ANBIMA. During 2025, the inflow of investors for fixed income instruments contributed to a record demand for debt products, which enabled companies to meet their funding needs via local capital markets. Accordingly, local debt capital markets reached R$737 billion in issuances in 2025, according to ANBIMA. This increase benefited the growth in the total volume of our capital markets transactions as shown in the table below and created opportunities for structuring swap transactions within our treasury sales & structuring business line. Macroeconomic and political factors are, in turn, dependent on a variety of unpredictable factors that are beyond our control. As such, we are unable to predict whether the recent increases in the number and volume of our transactions represent sustainable trends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Us—A significant portion of our revenue may be derived from a limited number of client engagements.” As we further bring awareness to our wealth management services and invest in our wealth management platform, we further expect the increase in our WuA to continue in the near term. Over the longer term, we anticipate that the growth in our WuA will stabilize as our wealth management operations mature.

With respect to the years ended December 31, 2025 and 2024, the significant market uncertainty caused by a shift in the economic policy of the new presidential administration in the United States resulted in a decline in the number and volume of transactions in our investment banking, capital markets and treasury sales & structuring operations in the year ended December 31, 2025 compared to year ended December 31, 2024, as set forth in the table below. Our WuA, a key metric of our wealth management operations, continued its upward trajectory in the year ended December 31, 2025, following the initiation of our wealth management operations in September 2023.

	As of and for the Year Ended December 31,
	2025	2024	2023
	(in billions of R$, except number of transactions)
Investment Banking
Number of transactions	16	14	25
Volume of transactions	15.7	15.9	47.7
Capital Markets
Number of transactions	39	57	35
Volume of transactions	9.8	10.5	3.3
Treasury Sales & Structuring
Volume of transactions	37.7	74.4	56.4
Investments & Wealth Management
AuM & WuA	5.9	5.2	2.7

The following table sets forth our total revenue by business line for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of R$)

Investment Banking and Capital Markets	304.0	352.8	240.7
Treasury Sales & Structuring	86.7	88.3	65.1
Investments and Wealth Management	15.8	12.0	6.0
Capital Remuneration	124.9	128.1	124.0
Total revenue	531.4	581.2	435.8

For a reconciliation of our total revenue by business line to our total revenues, see note 14 to our Audited Consolidated Financial Statements.

Current Conditions and Trends in our Industry

The following is a discussion of the current conditions and trends affecting our business lines. As set forth below, important trends, uncertainties and events that affect us and our ability to sell our advisory services include trends relating macroeconomic and political events in Brazil and abroad that impact the financial and capital markets (the primary markets in which we operate) as well as investor and general business sentiment. These trends, uncertainties and events (which are dynamic, fluctuate over the short-, medium and long-term and are often difficult to predict) include fluctuations in interest rates and inflation, the results of elections and government policies in Brazil and abroad, global conflicts and expected growth rates, among others.

Investment Banking – Investment Banking and Capital Markets

 In the year ended December 31, 2025, despite the more challenging macroeconomic environment, including higher interest rates and lower overall capital markets activity, our investment banking and capital markets business line remained active, with diversified engagements and mandates encompassing M&As, restructurings, and fairness opinions for companies across various economic sectors.

Overall revenues and transaction volumes decreased compared to 2024, reflecting, in particular, a slowdown in M&A activity, with the number of investment banking transactions increasing slightly to 16 in 2025 from 14 in 2024, but with a marginal decrease in transaction volume to R$15.7 billion from R$15.9 billion, and a more significant reduction compared to 2023 levels. In capital markets, the number of transactions decreased to 39 in 2025 from 57 in 2024, and volumes decreased to R$9.8 billion from R$10.5 billion. Despite this lower activity, debt capital markets transactions continued to generate relevant revenues throughout the period, partially offsetting the weaker performance in M&A.

Our investment banking and capital markets business line in 2024, when compared to 2023, benefited from higher demand for restructuring services because of relatively high interest rates over the past few years, as well as stronger activity in both M&A and capital markets transactions. In addition, our business benefited from the increasing sophistication of the Brazilian financial markets and the continued development of local debt capital markets.

Treasury Sales & Structuring

Our treasury sales & structuring business line revenue in the year ended December 31, 2025, when compared to the year ended December 31, 2024, was impacted by high market volatility during the period. However, revenue generated by our treasury sales & structuring business line remained relatively stable when compared to the year ended December 31, 2024.

Our treasury sales & structuring business line in 2024, when compared to 2023, grew significantly, primarily as a result of the primary debt market reaching a record volume of R$737 billion in issuances during the year, providing opportunities for structuring swap transactions.

Investments and Wealth Management

Our investments and wealth management business line in the year ended December 31, 2025, when compared to the year December 31, 2024, was positively impacted by the continued development of our wealth management operations. Our WuA increased 14.7%, to R$5.9 billion as of December 31, 2025, from R$5.2 billion as of December 31, 2024.

Our investments and wealth management business line in 2024, when compared to 2023, was positively impacted by the further development of our wealth management operations. Our WuA of R$5.2 billion as of December 31, 2024 reflected an inflow of cash of R$2.5 billion in such period when compared to the year ended December 31, 2023.

Capital Remuneration

Our capital remuneration business line in the year ended December 31, 2025, when compared to the year ended December 31, 2024, was impacted by a 2.6% decrease in average shareholders’ equity to R$793.9 million as of December 31, 2025, from R$812.7 million as of December 31, 2024. Revenue from our capital remuneration business line was also impacted by a lower spread on our private securities portfolio, resulting from higher average SELIC rates.

Our capital remuneration business line in 2024, when compared to 2023, was impacted by a lower average SELIC rate during the period. Nevertheless, the revenue generated from our capital remuneration operations increased primarily due to our higher average shareholders’ equity of R$812.7 million in 2024, an increase of 0.02% compared to our average equity in 2023, and the growth of our private securities portfolio, which increased 47.4% in 2024 compared to 2023.

Operating Segments

Our business is organized within a single reporting segment. In order to provide a better understanding of our operations, however, we divide our operations into the following business lines: (1) investment banking and capital markets, (2) treasury sales & structuring, (3) investments and wealth management and (4) capital remuneration.

Principal Components of Our Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of our Consolidated Financial Statements.

Revenue Components

Our management evaluates the revenue components of our results of operations on both an income statement line item basis and a business line basis. An evaluation of the revenue components on a business line basis allows our management to effectively analyze each of our business lines, as well as our individual service offerings within such business lines, and monitor the overall development of each business line.

Interest Revenues and Gains on Financial Instruments

Interest revenues and gains on financial instruments consist of the positive results generated by our bridge loans, public and private securities, derivatives, commissions on guarantees and foreign exchange transactions. Interest revenues and gains on financial instruments are generated primarily by our treasury sales & structuring and capital remuneration business lines.

Interest Expenses and Losses on Financial Instruments

Interest expenses and losses on financial instruments consist of the increase in our funding expenses, derivatives and other financial liabilities. We primarily incur funding expenses in connection with client deposits and funds from securities issued. Interest expenses and losses on financial instruments are incurred primarily by our treasury sales & structuring and capital remuneration business lines.

In the years ended December 31, 2025, 2024 and 2023, our funding expenses incurred in connection with client deposits totaled R$ 279.5 million, R$254.9 million and R$185.5 million, respectively, repurchase agreements expenses totaled R$ 947.9 million, R$ 656.4 million and R$ 620.0 million, respectively, and our funding expenses incurred in connection with funds from securities issued totaled R$391.4 million, R$117.8 million and R$64.8 million, respectively. Funding expenses are recognized on an as incurred basis, based on the applicable contractual interest rates. Expenses on derivative operations totaled R$ 9,882 million for the year ended December 31, 2025, compared to a loss of R$ 4,679 million for the year ended December 31, 2024. This increase in loss was mainly due to (1) the settlement of derivative transactions with losses (swaps, options, non-deliverable forwards, and futures), and (2) a decrease in the fair value of transactions resulting from market conditions in 2025 compared to the prior year.

Net interest revenue (expense) and gains (losses) on financial instruments

Net interest revenue (expense) and gains (losses) on financial instruments are calculated as the difference between the line items “interest revenues and gains on financial instruments” and “interest expenses and losses on financial instruments”. Net interest revenue (expense) and gains (losses) on financial instruments are generated/incurred primarily by our treasury sales & structuring and capital remuneration business lines.

Revenues from Rendering of Services

Revenues from rendering of services comprise revenue from our investment banking, capital markets, treasury sales and structuring, investments and wealth management operations.

Total Revenues

Total revenues are calculated as the sum of the line items “net interest revenue (expense) and gains (losses) on financial instruments” and “revenues from rendering of services”.

Other Components

In contrast to the revenue components of our results of operations, our management evaluates the other components of our results of operations, which are shared across our business lines, on an aggregate basis. We believe that evaluating these components on an aggregate basis provides for streamlined and efficient management analysis and conforms to our strategic objective to optimize for overall financial performance, such as by controlling certain expenses on a Company-wide basis.

Personnel Expenses

Personnel expenses comprise salaries, payroll taxes, benefits and bonuses.

Administrative Expenses

Administrative expenses comprise expenses with outsourced services, data processing, financial system services, amortization and depreciation, travel, communication, promotion and public relations, certain real estate charges (condóminio) and other administrative expenses.

Tax Expenses

Tax expenses comprise social integration program contributions, or PIS, contributions for social security financing, or COFINS, and taxes on services, or ISS.

Reversal /(Provision) due to Expected Credit Losses

Reversal /(provision) due to expected credit losses comprises the amounts of expected losses associated with the credit risk of financial assets classified as amortized cost.

Other Revenues

Other revenues comprises income from security deposits, income from judicial deposits and results from the sale of fixed assets.

Other Expenses

Other expenses comprise marketing, travel, maintenance, insurance and security expenses, as well as provisions for labor claims and other taxes.

Results of Operations for the Years Ended December 31, 2025 and 2024

Total Revenue by Business Line

Our management evaluates our revenue generation by business line in order to better manage each business lines’ performance.

To facilitate an understanding of our results of operations, the table and discussion below sets forth a breakdown of our total revenue by business line for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
Total Revenue by Business Line:	2025	2024	Variation
	(in millions of R$, except percentages)
Investment banking and capital markets	304.0	352.8	(13.8)%
Treasury sales & structuring	86.6	88.3	(1.9)%
Investments and wealth management	15.8	12.0	31.7%
Capital remuneration	124.9	128.1	(2.5)%
Total revenue	531.4	581.2	(8.6)%

Investment Banking and Capital Markets

Total revenue in our investment banking and capital markets business line decreased 13.8% to R$304.0 million in the year ended December 31, 2025 from R$352.8 million in the year ended December 31, 2024. This decrease was primarily driven by lower M&A activity and a change in transaction mix. Although the number of investment banking transactions increased to 16 in 2025 from 14 in 2024 and transaction volumes remained relatively stable (R$15.7 billion in 2025 compared to R$15.9 billion in 2024), a greater proportion of engagements in 2025 was related to restructuring and fairness opinion assignments, which typically generate lower fees than M&A transactions.

In addition, capital markets activity declined, with the number of transactions decreasing to 39 in 2025 from 57 in 2024 and volumes decreasing to R$9.8 billion from R$10.5 billion, which also contributed to a lower total revenue. Despite this reduction in activity, debt capital markets transactions continued to generate relevant revenues in 2025, partially offsetting the impact of weaker M&A activity.

Treasury Sales & Structuring

Total revenue in our treasury sales & structuring business line decreased 1.9% to R$86.6 million in the year ended December 31, 2025 from R$88.3 million in the year ended December 31, 2024, primarily as a result of a stable client activity; however, increased competition in the sector resulted in tighter spreads and modest pressure on revenues during the year.

Investments and Wealth Management

Total revenue in our investments and wealth management business line increased 31.7% to R$15.8 million in the year ended December 31, 2025 from R$12.0 million in the year ended December 31, 2024, primarily as a result of the increase in WuA of this business line to R$5.9 billion in the year ended December 31, 2025, from R$5.2 billion in the year ended December 31, 2024.

Capital Remuneration

Total revenue in our capital remuneration business line decreased 2.5% to R$124.9 million in the year ended December 31, 2025 from R$128.1 million in the year ended December 31, 2024, primarily due to our lower shareholders’ equity of R$783.3 million in the year ended December 31, 2025, a decrease of 2.6% when compared to our shareholders’ equity in the year ended December 31, 2024.

Consolidated Statement of Profit or Loss Data

The table below sets forth our consolidated statement of profit or loss data for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
Consolidated Statements of Profit or Loss data:	2025	2024	Variation
	(in millions of R$, except percentages)
Interest revenues
Income from loans	56.6	17.9	216.2%
Income from guarantees granted	2.1	2.0	5.0%
Financial assets at amortized cost	13.7	—	n. m (1)
Financial assets at fair value through profit or loss	1,911.9	1,383.0	38.2%
Total interest revenues	1,984.3	1,402.8	41.5%
Interest expenses
Funding expenses	(1,627.8)	(1,028.1)	58.3%
Positive fair value – funding (Hedged Item)	0.2	(0.3)	n. m (1)
Financial assets at fair value through profit or loss	(372.1)	(1,060.3)	(66.9)%
Total interest expenses	(1,999.7)	(2,088.8)	(4.3)%
Net gains from operations in foreign currency
Foreign exchange income	51.3	105.5	(51.4)%
Foreign exchange expenses	(35.2)	(65.3)	(46.1)%
Total	16.1	40.2	(59.9)%
Gains, net of financial assets and liabilities at fair value through profit or loss - derivatives
Income from derivative operations	10,092.9	5,541.3	82.1%
Expenses on derivative operations	(9,882.1)	(4,679.2)	111.2%
Total	210.8	862.2	(75.6)%
Net interest revenue (expense) and gains (losses) on financial instruments	211.6	216.4	(2.2)%
Revenues from rendering of services	319.8	364.8	(12.3)%
Total service revenues	319.8	364.8	(12.3)%
Total revenues	531.4	581.2	(8.6)%
Personnel expenses	(126.5)	(143.9)	(12.1)%
Administrative expenses	(119.0)	(136.7)	(12.9)%
Tax expenses	(41.4)	(45.1)	(8.2)%
Reversal /(provision) due to expected credit losses	(13.1)	(14.3)	(8.4)%
Other revenues	2.1	1.3	61.5%
Other expenses	(0.8)	(3.1)	(74.2)%
Operating expenses	(298.7)	(341.8)	(12.6)%
Profit before income tax	232.7	239.4	(2.8)%
Income taxes	(57.6)	(45.8)	25.8%
Profit for the year	175.1	193.6	(9.6)%

(1)	Not meaningful.

Total interest revenues

Total interest revenues increased by 41.5%, or R$581.5 million, to R$1,984.3 million in the year ended December 31, 2025, from R$1,402.8 million in the year ended December 31, 2024. This increase was primarily due to higher average volume of our private securities portfolio of R$3,272.0 million in 2025 from R$2,631.9 million in 2024.

Total interest expenses

Total interest expenses decreased by 4.3%, or R$89.1 million, to R$1,999.7 million in the year ended December 31, 2025, from R$2,088.8 million in the year ended December 31, 2024. This decrease was primarily driven by lower average funding spreads on our interest-bearing liabilities. Additionally, market-wide spread compression during the year contributed to a decline in our overall cost of funding.

Net gains from operations in foreign currency

Net gains from operations in foreign currency decreased by 59,9%, or R$24.1 million, to R$16.1 million in the year ended December 31, 2025, from R$40.2 million in the year ended December 31, 2024. This decrease was due to a decrease in the volume of foreign exchange transactions and spread compressions during the year.

Gains, net of financial assets and liabilities at fair value through profit or loss - derivatives

Gains, net of financial assets and liabilities at fair value through profit or loss derivatives totaled a net gain of R$210.8 million for the year ended December 31, 2025, compared to net gain of R$862.2 million for the year ended December 31, 2024. This decrease in net gain was mainly due to (1) settlement of derivative transactions (swap, options, non-deliverable forwards and futures), and (2) the decrease in the fair value of transactions as a result of the variations in market conditions in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Net interest revenue (expense) and gains (losses) on financial instruments

As a result of the foregoing, our net interest revenue (expense) and gains (losses) on financial instruments decreased by 2.2%, or R$4.8 million, to revenue of R$211.6 million in the year ended December 31, 2025, from revenue of R$216.4 million in the year ended December 31, 2024.

Total service revenues

Total service revenues decreased by 12.3%, or R$45.0 million, to R$319.8 million in the year ended December 31, 2025, from R$364.8 million in the year ended December 31, 2024. This decrease was primarily driven by lower Investment Banking revenues, mainly due to a decline in completed M&A transactions and corresponding advisory fees throughout most of the year.

Total revenues

As a result of the foregoing, our total revenues decreased by 8.6%, or R$49.8 million, to R$531.4 million for the year ended December 31, 2025, from R$581.2 million for the year ended December 31, 2024.

Personnel expenses

Total personnel expenses decreased by 12.1%, or R$17.4 million, to R$126.5 million in the year ended December 31, 2025, from R$143.9 million in the year ended December 31, 2024. This decrease was due to a reduction in bonus provisions and related expenses (such as PIS and COFINS contributions) in the year ended December 31, 2025, compared to the year ended December 31, 2024.

Administrative expenses

In the ordinary course of our business, we incur a variety of administrative expenses, including outsourced service expenses, financial system service expenses, data processing expenses, rent expenses, advertising and publicity expenses and travel expenses, among others. Administrative expenses decreased by 12.9%, or R$17.7 million, to R$119.0 million in the year ended December 31, 2025, from R$136.7 million in the year ended December 31, 2024. This decrease was due to lower outsourced service expenses (referral fees) of R$54.9 million in the year ended December 31, 2025, from R$85.1 million in the year ended December 31, 2024.

Outsourced service expenses (which relate to referral fee services paid to third-party commercial service providers) decreased by 35.5%, or R$30.2 million, to R$54.9 million in the year ended December 31, 2025, from R$85.1 million in the year ended December 31, 2024, primarily due to lower M&A activity throughout the year. Outsourced service expenses are typically associated with our advisory services and the distribution of debt products. Our outsourced service expenses are determined through bilateral negotiations with third-party commercial service providers and securities distributors and are recorded on an as incurred basis. These expenses are highly negotiated and may vary significantly from one transaction to another. Such fees are typically paid only upon the successful completion of the contemplated transaction. For example, we may share part of the revenue generated from an M&A advisory engagement as a referral fee with a referring third-party, where the amount of the referral fee is typically determined by several factors, including, among others, (1) the size and profitability of the engagement, (2) the kind of advisory service (i.e. M&A, debt structuring, debt distribution through third-party platforms), and (3) bilateral negotiations with the referring third-party.

Tax expenses

Tax expenses decreased by 8.2%, or R$3.7 million, to R$41.4 million in the year ended December 31, 2025, from R$45.1 million in the year ended December 31, 2024. This decrease was in line with the decrease in total revenue.

Provision due to expected credit losses

Provision due to expected credit losses totaled a net provision of R$13.1 million for the year ended December 31, 2025, compared to a net provision of R$14.3 million for the year ended December 31, 2024. The decrease was driven by a specific credit operation in 2025, which had a lower outstanding balance than the credit operations subject to provisioning in 2024.

Operating expenses

As a result of the foregoing, our operating expenses decreased by 12.6%, or R$43.1 million, to R$298.7 million for the year ended December 31, 2025, from R$341.8 million for the year ended December 31, 2024.

Profit before income tax

As a result of the foregoing, our profit before income tax decreased by 2.8%, or R$6.7 million, to R$232.7 million for the year ended December 31, 2025, from R$239.4 million for the year ended December 31, 2024.

Income taxes

Income taxes increased by 25.8%, or R$11.8 million, to R$57.6 million in the year ended December 31, 2025, from R$45.8 million in the year ended December 31, 2024. This increase was primarily driven by a shift in revenue mix toward higher interest income, which is subject to a higher effective tax rate compared to service revenues, resulting in a higher overall income tax expense for the year.

Profit for the year

As a result of the foregoing, our profit for the year decreased by 9.6%, or R$18.5 million, to R$175.1 million for the year ended December 31, 2025, from R$193.6 million for the year ended December 31, 2024.

Results of Operations for the Years Ended December 31, 2024 and 2023

Total Revenue by Business Line

Our management evaluates our revenue generation by business line in order to better manage each business lines’ performance.

To facilitate an understanding of our results of operations, the table and discussion below sets forth a breakdown of our total revenue by business line for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
Total Revenue by Business Line:	2024	2023	Variation
	(in millions of R$, except percentages)
Investment banking and capital markets	352.8	240.7	46.6%
Treasury sales & structuring	88.3	65.1	35.6%
Investments and wealth management	12.0	6.0	100.0%
Capital remuneration	128.1	124.1	3.2%
Total revenue	581.2	435.8	33.4%

Investment Banking and Capital Markets

Total revenue in our investment banking and capital markets business line increased 46.6% to R$352.8 million in the year ended December 31, 2024 from R$240.7 million in the year ended December 31, 2023 primarily as a result of (1) an increase in the number and volume of our capital markets transactions as a result of the increasing sophistication of the Brazilian financial markets and the continued development of the local debt capital markets, which recorded a total of R$700 billion in debt issuances in 2024, according to ANBIMA, and (2) an increase in demand for our restructuring services, which offset the decline in the number and volume of our investment banking transactions.

Treasury Sales & Structuring

Total revenue in our treasury sales & structuring business line increased 35.6% to R$88.3 million in the year ended December 31, 2024 from R$65.1 million in the year ended December 31, 2023 primarily as a result of an increase in foreign exchange transactions and the expansion of our commodity operations (which are conducted in foreign currency) in the year ended December 31, 2024 compared to the year ended December 31, 2023, and an increase in the number of derivative transactions during the period (swaps, options, non-deliverable forwards and futures).

Investments and Wealth Management

Total revenue in our investments and wealth management business line increased 100% to R$12.0 million in the year ended December 31, 2024 from R$6.0 million in the year ended December 31, 2023 primarily as a result of the increase in our WuA to R$4.7 billion as of December 31, 2024 from R$2.3 billion as of December 31, 2023.

Capital Remuneration

Total revenue in our capital remuneration business line increased 3.2% to R$128.1 million in the year ended December 31, 2024 from R$124.1 million in the year ended December 31, 2023 primarily as a result of an increase in the average volume of our private securities portfolio (CRIs, CRAs, debentures, investment fund quotas and commercial notes).

Consolidated Statement of Profit or Loss Data

The table below sets forth our statements of profit or loss data for the years indicated:

	Year Ended December 31,
Consolidated Statements of Profit or Loss data:	2024	2023	Variation
	(in millions of R$, except percentages)
Interest revenues
Income from loans	17.9	45.6	(60.7)%
Income from guarantees granted	2.0	1.8	11.1%
Financial assets at fair value through profit or loss	1,383.0	1,301.0	6.3%
Total interest revenues	1,402.8	1,348.4	4.0%
Interest expenses
Funding expenses	(1,028.1)	(923.1)	11.4%
Positive fair value – funding (Hedged Item)	(0.3)	(2.5)	(88.0)%
Financial assets at fair value through profit or loss	(1,060.3)	(180.7)	486.8%
Total interest expenses	(2,088.8)	(1,106.3)	88.8%
Net gains (losses) from operations in foreign currency
Foreign exchange income	105.5	88.3	19.5%
Foreign exchange expenses	(65.3)	(98.6)	33.8%
Total	40.2	(10.3)	n. m (1)
Gains (losses), net of financial assets and liabilities at fair value through profit or loss - derivatives
Income from derivative operations	5,541.3	4,873.5	13.7%
Expenses on derivative operations	(4,679.2)	(4,916.0)	(4.8)%
Total	862.2	(42.5)	n. m (1)
Net interest revenue (expense) and gains (losses) on financial instruments	216.4	189.1	14.4%
Revenues from rendering of services	364.8	246.7	47.9%
Total service revenues	364.8	246.7	47.9%
Total revenues	581.2	435.8	33.4%
Personnel expenses	(143.9)	(122.5)	17.5%
Administrative expenses	(136.7)	(72.0)	89.7%
Tax expenses	(45.1)	(36.7)	22.7%
Reversal /(provision) due to expected credit losses	(14.3)	(1.5)	863.4%
Other revenues	1.3	1.7	23.5%
Other expenses	(3.1)	(4.6)	(33.0)%
Operating expenses	(341.8)	(235.6)	45.1%
Profit before income tax	239.4	200.2	19.6%
Income taxes	(45.8)	(45.1)	1.36%
Profit for the year	193.6	155.1	24.9%

(1)	Not meaningful.

Total interest revenues

Total interest revenues increased by 4.0%, or R$54.4 million, to R$1,402.8 million in the year ended December 31, 2024, from R$1,348.4 million in the year ended December 31, 2023. This increase was primarily due to an increase in the average volume of our private securities portfolio (CRIs, CRAs, debentures, investment fund quotas and commercial notes) and government bonds (NTN-B, NTN-F, LFT and LTN).

Total interest expenses

Total interest expenses increased by 88.8%, or R$982.5 million, to R$2,088.8 million in the year ended December 31, 2024, from R$1,106.3 million in the year ended December 31, 2023. This increase was primarily due to an increase in financial assets at fair value through profit or loss of R$879.6 million, to R$1,060.3 million in the year ended December 31, 2024, from R$180.7 million in the year ended December 31, 2023. The increase in financial assets at fair value through profit or loss was primarily driven by the growth in our treasury sales & structuring business line and the growth of our average securities portfolio. Additionally, funding expenses for the year ended December 31, 2024 increased R$105 million due to the issuance of funds from securities and client deposits.

Net gains (losses) from operations in foreign currency

Net gains (losses) from operations in foreign currency totaled a net gain of R$40.2 million for the year ended December 31, 2024, compared to a net loss of R$10.3 million for the year ended December 31, 2023. This variation was mainly due to an increase in foreign exchange transactions and the expansion of our commodity operations (which are conducted in foreign currency) in the year ended December 31, 2024 compared to the year ended December 31, 2023.

Gains (losses), net of financial assets and liabilities at fair value through profit or loss - derivatives

The net result of our derivatives portfolio was positive at R$862.2 million for the year ended December 31, 2024, compared to a loss of R$42.5 million for the year ended December 31, 2023. This variation was mainly due to the appreciation in the fair value of derivative transactions and an increase in the number of derivative transactions during the period (swap, options, non-deliverable forward and futures).

Net interest revenue (expense) and gains (losses) on financial instruments

As a result of the foregoing, our net interest revenue (expense) and gains (losses) on financial instruments increased by 14.4%, or R$27.3 million, to R$216.4 million in the year ended December 31, 2024, from R$189.1 million in the year ended December 31, 2023.

Revenues from rendering of services

Revenues from rendering of services increased by 47.9%, or R$118.1 million, to R$364.8 million in the year ended December 31, 2024, from R$246.7 million in the year ended December 31, 2023. This increase was primarily due to (1) an increase in the number and volume of our capital markets transactions as a result of the increasing sophistication of the Brazilian financial markets and the continued development of the local debt capital markets, which recorded a total of R$700 billion in debt issuances in 2024, (2) an increase in demand for our restructuring services, which offset the decline in the number and volume of our investment banking transactions, and (3) the increase in our WuA to R$4.7 billion as of December 31, 2024 from R$2.3 billion as of December 31, 2023.

Total revenues

As a result of the foregoing, our total revenues increased by 33.4%, or R$145.4 million, to R$581.2 million for the year ended December 31, 2024, from R$435.8 million for the year ended December 31, 2023.

Personnel expenses

Total personnel expenses increased by 17.5%, or R$21.4 million, to R$143.9 million in the year ended December 31, 2024, from R$122.5 million in the year ended December 31, 2023. Personnel expenses consist solely of compensation expenses (i. e. salaries, payroll taxes, benefits and bonuses), each of which increased in the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to an increase in the number of our employees, consistent with the increase in our total revenues (R$581.2 million for the year ended December 31, 2024, compared to R$435.8 million for the year ended December 31, 2023). The increase in personnel expenses correlates with the increase in our total revenues and reflects our strategic investment in expanding our workforce to support higher operational demands and sustain revenue growth.

Administrative expenses

Administrative expenses increased by 89.7%, or R$64.7 million, to R$136.7 million in the year ended December 31, 2024, from R$72.0 million in the year ended December 31, 2023. This increase was primarily due to an increase in expenses with outsourced services and financial system service expenses, which jointly accounted for R$60.5 million, or 93.5%, of the foregoing variation in our administrative expenses.

Expenses with outsourced services (which relate to referral fee services paid to third-party commercial service providers) increased by 207.2%, or R$57.4 million, to R$85.1 million in the year ended December 31, 2024, from R$27.7 million in the year ended December 31, 2023. This increase was mainly driven by expenses incurred in relation to our efforts to expand the distribution of certain securities through third-party digital platforms, which resulted in record volumes of debt capital market issuances. The increase in expenses with outsourced services also resulted from referral fees incurred in relation to investment banking transactions that were originated by third-party service providers.

Administrative expenses also increased as a result of an increase in financial system service expenses by 55.9%, or R$3.1 million, to R$8.5 million in the year ended December 31, 2024, from R$5.5 million in the year ended December 31, 2023. Financial system service expenses primarily comprise the brokerage fees of our treasury sales & structuring products. The increase in financial system service expenses was primarily due to the growth in the volume of our derivatives and fixed income transactions in the year ended December 31, 2024, compared to the year ended December 31, 2023.

Tax expenses

Tax expenses increased by 22.7%, or R$8.4 million, to R$45.1 million in the year ended December 31, 2024, from R$36.7 million in the year ended December 31, 2023. This increase was primarily due to the increase in revenues from rendering of services.

Reversal/(provision) due to expected credit losses

Reversal/(provision) due to expected credit losses increased by 863.4%, or R$12.8 million, to R$14.3 million in the year ended December 31, 2024, from R$1.5 million in the year ended December 31, 2023. This increase was primarily due to a deteriorating corporate environment at the end of the year, primarily resulting from higher interest rates, which may increase our risk exposure in relation to derivatives transactions.

Operating expenses

As a result of the foregoing, our operating expenses increased by 45.1%, or R$105.8 million, to R$341.8 million for the year ended December 31, 2024, from R$235.6 million for the year ended December 31, 2023.

Profit before income tax

As a result of the foregoing, our profit before income tax increased by 19.6%, or R$39.2 million, to R$239.4 million in the year ended December 31, 2024, from R$200.2 million in the year ended December 31, 2023.

Income taxes

Income taxes increased by 1.36%, or R$0.7 million, to R$45.8 million in the year ended December 31, 2024, from R$45.1 million in the year ended December 31, 2023. This increase is related to the recognition of deferred tax liability on income that will be taxable in future periods, along with an increase in our profit before taxes.

Profit for the year

As a result of the foregoing, our profit for the year increased by 24.9%, or R$38.5 million, to R$193.6 million for the year ended December 31, 2024, from R$155.1 million for the year ended December 31, 2023.

Principal Components of Our Discussion of Financial Position

The following is a brief description of the assets, liabilities and equity that are included in the line items of our Audited Consolidated Financial Statements.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss consists of Brazilian government bonds, private securities (CRIs, CRAs, debentures and LCIs) and investment fund quotas.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income consists of private securities (CRIs, CRAs, debentures, rural product notes and commercial notes) and investment fund quotas.

Financial assets at amortized cost

Financial assets at amortized cost consists of bridge loans and foreign exchange transactions on the spot market.

Investment fund quotas

Investment fund quotas consist of our proprietary participation in the private funds within our investment operations FIDCs (creditor rights investment funds) and other investments funds. We hold private equity investment positions in the private funds managed by our investment operations. We believe that our participation in these funds ensures alignment of our and our clients’ interests. These funds are substantially comprised of third-party capital and are primarily invested in relatively illiquid minority interests in privately held small and medium-sized companies. For more information on private funds, see “Item 4. Information on the Company—A. History and Development of the Company—Our Operations—Investments.”

As of December 31, 2025, 4%, or R$90 million, of our investment fund quotas consisted of our proprietary participation in private funds and 96%, or R$2,002 million, consisted of FIDCs. As of December 31, 2024, 12%, or R$180 million, of our investment fund quotas consisted of our proprietary participation in private funds and 88%, or R$1,320 million, consisted of FIDCs and other investments funds.

An FIDC is Brazil’s functional equivalent of an asset-backed security, or ABS. It is a structured finance vehicle that purchases receivables from companies and issues shares to investors, who are repaid with cash flows generated by the receivables. ABSs and FIDCs are a type of financial investment collateralized by an underlying pool of assets that generate cash flow from debt, such as loans, leases, credit card balances or receivables.

Derivative financial instruments

Derivative financial instruments (options, futures and forwards) consist of swap transactions conducted within our treasury sales & structuring business line.

Repurchase agreements

For information on repurchase agreements, see “—B. Liquidity and Capital Resources—Repurchase Agreements.” The maturity date of BR Partners Banco’s repurchase agreements as of effective investment date is equal to or less than 90 days, subject to an immaterial risk of change.

Client deposits

Client deposits consist of time deposits.

Funds from securities issued

Funds from securities issued consists of LCIs, LCAs, LFs, LFSNs and subordinated financial bills eligible as supplementary capital (Letras Financeiras Subordinadas Complementares), or LFSCs.

Discussion of Financial Position as of December 31, 2025 and December 31, 2024

	As of December 31,
Consolidated statements of financial position data:	2025	2024	Variation
	(in millions of R$, except percentages)
Assets
Cash and cash equivalents	137.8	575.2	(76.0)%
Financial assets at fair value through profit or loss	11,712.7	9,273.2	26.3%
- Government bonds	11,370.0	8,684.7	30.9%
- Private securities	174.3	405.6	(57.0)%
- Investment fund quotas	168.3	182.9	(8.0)%
Financial assets at fair value through other comprehensive income	3,308.8	2,379.7	39.0%
- Private securities	1,385.5	1,063.6	30.3%
- Investment fund quotas	1,923.3	1,316.1	46.1%
Derivative financial instruments	1,023.3	1,071.2	(4.5)%
Financial assets at amortized cost	1,124.2	1,576.4	(28.7)%
- Loans	185.0	346.5	(46.6)%
- Other financial assets at amortized cost	939.2	1,229.9	(23.6)%
Other assets	26.9	27.3	(1.5)%
Deferred tax assets	92.4	95.6	(3.3)%
Property, plant and equipment	44.3	42.3	4.7%
Intangible assets	12.3	15.6	(21.2)%
Total assets	17,482.6	15,056.5	16.1%

Liabilities and shareholder’s equity	33.2	—	n.m. (1)
Financial liabilities at amortized cost	16,062.2	13,664.6	17.5%
- Repurchase agreements	9,938.9	8,056.2	23.4%
- Client deposits	1,638.0	2,627.5	(37.7)%
- Funds from securities issued	3,703.7	1,841.6	101.1%
- Other financial liabilities	781.7	1,139.3	(31.4)%
Derivative financial instruments	344.5	317.3	8.6%
Amounts payable	53.9	93.2	(42.2)%
- Suppliers	11.2	16.0	(30.0)%
- Other amounts payable	42.7	77.2	(44.7)%
Taxes payable	20.0	12.8	56.3%
Current tax liabilities	9.4	15.9	(40.9)%
Deferred tax liabilities	176.1	148.1	18.9%
Total liabilities	16,699.3	14,251.9	17.2%

Shareholders’ equity
Capital	674.9	674.9	0.0%
Capital reserves	(30.2)	(30.2)	0.0%
Profit reserves	149. 0	169.2	(11.9)%
Other comprehensive (loss)	(10.5)	(9.4)	11.7%
Total shareholders’ equity	783.3	804.6	(2.6)%
Total liabilities and shareholders’ equity	17,482.6	15,056.5	16.1%

(1)	Not meaningful.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss increased by 26.3%, or R$2,439.5 million, to R$11,712.7 million as of December 31, 2025, from R$9,273.2 million as of December 31, 2024. This increase was due to the acquisition of government bonds, due to new transactions in our treasury sales & structuring business line that utilize government bonds as collateral from clients

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income increased by 39.0%, or R$ 929.1 million, to R$3,308.8 million as of December 31, 2025, from R$2,379.7 million as of December 31, 2024. This increase was due to the acquisition of investment funds quotas and of private securities.

Financial assets at amortized cost

Financial assets at amortized cost decreased by 28.7%, or R$452.2 million, to R$1,124.2 million as of December 31, 2025, from R$1,576.4 million as of December 31, 2024. This decrease was due to the reduction in the volume of spot exchange transactions and the settlement of private securities.

Repurchase agreements

Repurchase agreements increased by 23.4%, or R$1,882.7 million, to R$9,938.9 million as of December 31, 2025, from R$8,056.2 million as of December 31, 2024. This increase was primarily due to new repurchase agreements that utilized government bonds and private securities as collateral to support our portfolio of inflation swaps.

Client deposits

Client deposits decreased by 37.7%, or R$989.5 million, to R$1,638.0 million as of December 31, 2025, from R$2,627.5 million as of December 31, 2024. This decrease was due to reduced funding needs as a result of the maturation of our operations.

Funds from securities issued

Funds from securities issued increased by 101.1%, or R$1,862.1 million, to R$3,703.7 million as of December 31, 2025, from R$1,841.6 million as of December 31, 2024. This increase was due to increased issuances of LFSCs and LFs during the period to support our funding needs.

Other financial liabilities

Other financial liabilities decreased by 31.4%, or R$357.6 million, to R$781.7 million as of December 31, 2025, from R$1,139.3 million as of December 31, 2024. This decrease was due to a decrease in the volume of obligations with foreign exchange purchases.

Rollforward of our Assets under Management and Wealth under Advisory

Our investments and wealth management business line comprises our investments and wealth management operations. Key metrics for our investments and wealth management business line include our WuA, in relation to our wealth management operations, and our AuM, in relation to our investment operations.

AuM (shareholders’ equities under management) represents the assets that are managed by our investment operations. Such assets comprise private equity investments, specifically minority equity interests in small and middle-market privately held companies. These companies are acquired through investment vehicles that operate under specific investment strategies, allowing investors to commit capital exclusively to those strategies that they believe will provide optimal value. Our investment operations structure private equity funds to invest in and develop new business platforms by utilizing both our own and third-party capital as we identify new opportunities in specific sectors. Conversely, WuA (investment funds) consists exclusively of third-party investments, where we manage the assets of wealthy families and individuals.

The following is a rollforward of our AuM and our WuA, as well as a discussion of significant trends and concentrations in the investment funds we manage.

Assets under management

The following table provides a rollforward of our AuM:

	As of December 31, 2024	Change in fair/book value	Inflows/ (outflows)	As of December 31, 2025
	(in thousands of R$)
Equity Investment Fund	437,973	8,866	183,886	630,725

	As of December 31, 2023	Change in fair/book value	Inflows/ (outflows)	As of December 31, 2024
Equity Investment Fund	508,531	31,192	(101,750)	437,973

The equity investment fund we manage primarily focuses on private equity investments through our investment operations. The fund is concentrated in two major investments, FIP Outlet and FIP Pet. The fund’s largest position is held in FIP Outlet, a private equity investment in the retail and real estate sector, which focuses on the development of outlet shopping malls in Brazil. The fund’s second largest position is held in FIP Pet, which consists of a minority investment in PetCamp, a pet retail chain in the inland areas of the state of São Paulo, Brazil. The inflows in our equity investment funds in the year ended December 31, 2025, are attributable to the new fund under our management. The outflows in our equity investment funds in the year ended December 31, 2025 reflect the liquidation of certain smaller-sized funds that we managed, a trend we do not expect to continue in the near future.

Wealth under advisory

The following table provides a rollforward of our WuA:

	As of December 31, 2024	Change in fair/book value	Inflows/ (outflows)	As of December 31, 2025
	(in thousands of R$)
Domestic Investment Fund	1,474,540	219,902	413,519	2,107,961
International Investment Fund	697,742	1,527	-	699,269
Domestic Managed Portfolios	333,808	42,060	(67,279)	308,589
International Managed Portfolios	2,241,500	(110,755)	63,564	2,194,309

	As of December 31, 2023	Change in fair/book value	Inflows/ (outflows)	As of December 31, 2024
Domestic Investment Fund	702,057	114,901	657,582	1,474,540
International Investment Fund	711,437	(13,695)	-	697,742
Domestic Managed Portfolios	36,881	24,069	272,858	333,808
International Managed Portfolios	885,923	71,989	1,283,588	2,241,500

Our WuA has experienced continued growth since the commencement of our wealth management operations in September 2023.

The increase in each of the categories of our WuA (domestic investment funds, international investment funds, domestic managed portfolios and international managed portfolios) as of December 31, 2025 compared to December 31, 2024 and as of December 31, 2025 compared to December 31, 2024 reflects the significant ramp-up of our wealth management operations and the corresponding inflows in each category. As we further bring awareness to our wealth management services and invest in our wealth management platform, we further expect the increase in our WuA to continue in the near term. Over the longer term, we anticipate that inflows will stabilize as our wealth management operations mature.

B.	Liquidity and Capital Resources

Overview

We believe that we have the ability to generate cash from our operations and/or obtain capital resources from other sources in order to meet our requirements and plans over the following 12-month period from the date of this annual report and over the long-term.

Sources of Funds

Our funding department has expertise in structuring various funding instruments, including financial letters, perpetual financial letters, time deposits and FIDC, such as LCIs and LCAs, and has the capacity to expand our securities portfolio (credit assets) through client deposits and issued securities. Each of our funding instruments is highly structured with different maturities, pricing and other terms to attract a diverse range of investors, including institutional investors (i. e. family offices and asset managers) and individual investors. All of our funding sources adhere to established policies and guidelines set by our assets and liabilities committee.

With respect to our funding, we have a broad internal distribution network and access to major investors in Brazil. Additionally, we leverage third-party digital platforms in Brazil to extend our reach to individual investors. Furthermore, we currently hold a local AA rating with Fitch Ratings and S&P, which is crucial for maintaining competitive funding costs and broad access to the market.

The primary sources of funding for working capital and investments were the cash we generated from our operations and the fundraising activities set forth in the table below:

	As of December 31,
	2025	2024	2023
	(in millions of R$)
Client deposits(1)	1,638.0	2,627.5	2,057.4
Funds from securities issued(2)	3,703.7	1,841.6	607.7
Total	5,341.7	4,469.1	2,665.1

(1)	Comprise fixed-rate CDBs, the remuneration rate of which is between 9.82% and 16.49% per annum; and floating-rate CDBs, the remuneration rate of which is between 95% and 113.8% of the DI, 100% of DI + 0.10% to 2.50% per annum and IPCA + 4.87% and 9.18% per annum.

(2)	LFs, the remuneration rate of which is between 11.38% and 13.30% per annum and floating-rate LFs, the remuneration rate of which is between 100% and 113% of the DI + 0.49% to 2.94% and 100% of the IPCA + 6.58% per annum; LFSNs, the remuneration rate of which is 11.38%; and floating-rate LFSNs, the remuneration rate of which is between 100% and 109.6% of the DI, 100% of DI + 1% to 2.94% and 100% of the IPCA + 6.58% per annum.

We presently believe that our current sources of funding described above are adequate for the foreseeable future, and we are not currently analyzing, nor do we anticipate obtaining, any alternative sources of funding.

Repurchase Agreements

In connection with repurchase agreements, BR Partners Banco sells certain securities (generally government bonds and private securities) to investors with a commitment to repurchase them at a later date.

We have a material portfolio of inflation swaps that are linked to Brazilian government bonds. To mitigate the market risk associated with this swap portfolio, we enter into repurchase agreements in respect of these securities. Brazilian government bonds are highly liquid, and the Brazilian central bank is obligated to provide overnight liquidity, allowing us to treat these transactions as having cash liquidity. However, the daily price fluctuations of these bonds can impact our liquidity when real interest rates rise. Additionally, the value and market perception of these securities can impact their availability.

To manage these risks, we have enacted policies and tools through our assets & liabilities committee, in order to establish clear thresholds based on stress scenarios and thereby seek to ensure adequate liquidity buffers. Our treasury and liquidity risk teams conduct daily monitoring, employing certain sensitivity controls and a comprehensive liquidity map to track exposures and anticipate potential shortfalls. In addition to maintaining a high liquidity buffer, we have access to funding from several banks and investors that can cover our liquidity needs in the event of liquidity stress.

	As of December 31
	2025	2024	2023
	(in millions of R$)
Repurchase agreements(1)	9,938.9	8,056.2	5,680.7

(1)	Comprise repurchase agreements linked to government bonds (NTN-B, NTN-F and LTN), the yield rate of which is 14.89% per annum; and private securities (debentures, CRIs, CRAs and CCIs), the average yield rate of which is 94.2of DI.

Liquidity

Our management believes that our financial condition, working capital and net assets are sufficient to enable us to honor our current financial commitments. As of the date of this annual report, our management does not foresee capital requirements that we will not be able to fulfill with our current and anticipated capital resources. In the event we require additional capital resources to cover any short-term liquidity shortfalls, we intend to continue to obtain financing, raise funds with financial institutions and use the cash flow generated by our operations.

Cash Flows for the Years Ended December 31, 2025 and 2024

Cash Flow Data	Year Ended December 31,
	2025	2024
	(in millions of R$)
Net cash generated (used in) operating activities	(424.7)	90.2
Cash (used in) investing activities	(0.6)	(2.8)
Cash generated by (used in) financing activities	(51.6)	154.6

Net cash generated (used in) operating activities

Our cash flow used in operating activities for the year ended December 31, 2025, was R$424.7 million from a cash flow generated in operating activities R$90.2 million in the year ended December 31, 2024. This increase in cash used in operating activities was primarily due to: cash used in financial assets at fair value through profit or loss, which increased to R$2,439.4 million in the year ended December 31, 2025, from R$1,555.0 million in the year ended December 31, 2024, as a result of an increase in acquisitions of government bonds.

Cash (used in) investing activities

Cash used in investing activities decreased to R$0.6 million in the year ended December 31, 2025, from R$2.8 million in the year ended December 31, 2024. This decrease was due to a reduction in acquisition of property, plant and equipment for use.

Cash generated by (used in) financing activities

Our cash flow used in financing activities was R$51.6 million in the year ended December 31, 2025, from R$154.6 million of cash generated by financing activities in the year ended December 31, 2024. This decrease was due to a decrease in cash generated by issuance of subordinated financial bills in 2025 partially offset by an increase in payment of financial bills coupons.

Cash Flows for the Years Ended December 31, 2024 and 2023

Cash Flow Data	For the Year Ended December 31,
	2024	2023
	(in millions of R$)
Cash flow generated by operating activities	90.2	232.8
Cash flow used in investing activities	(2.8)	(8.0)
Cash flow generated by (used in) financing activities	154.6	(68.4)

Cash Flow generated by Operating Activities

Our net cash flow generated from operating activities for the year ended December 31, 2024, was R$90.2 million, a decrease of R$142.6 million from R$232.8 million in the year ended December 31, 2023. This decrease was primarily due to: (i) cash used in financial assets at fair value through profit or loss increased to R$1,554.9 million in the year ended December 31, 2024, from R$1,356.3 million in the year ended December 31, 2023, as a result of an increase in acquisitions of government bonds and private securities; (ii) cash used in financial assets at fair value through other comprehensive income increased to R$1,194.3 million in the year ended December 31, 2024, from R$409.3 million in the year ended December 31, 2023, as a result of an increase in acquisitions of private securities and investment fund quotas; and (iii) cash used in derivative financial instruments increased to R$943.2 million in the year ended December 31, 2024, from R$342.8 million in the year ended December 31, 2023, as a result of increased settlements of derivative contracts related to commodities due to contractual maturities.

Cash Flow used in Investing Activities

Cash used in investing activities decreased by 65.0%, or R$5.2 million, to R$2.8 million in the year ended December 31, 2024, from R$8.0 million in the year ended December 31, 2023. This decrease was primarily due to a decrease in our acquisition of intangible assets, primarily driven by a decrease in our capital expenditures to R$5.8 million in the year ended December 31, 2024, from R$9.9 million in the year ended December 31, 2023.

Cash Flow generated by (used in) Financing Activities

Our cash flow generated by (used in) financing activities changed to R$154.6 million of cash generated in the year ended December 31, 2024, from R$86.2 million of cash used in the year ended December 31, 2023. The increase in cash generated from financing activities was primarily due to the issuance of subordinated financial bills eligible for capital (Tier II and supplementary) totaling R$372.9 million in the year ended December 31, 2024 (compared to R$72.6 million in the year ended December 31, 2023).

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2025:

	Contractual Cash Flows
	Total Book Value	3 months or less	3-12 months	1-3 years	More than 3 years
Financial liabilities	(in millions of R$)
Financial liabilities at fair value through profit or loss	33.2	33.2	-	-
Suppliers	11.2	11.2	-	-	-
Client deposits(1)	1,638.0	458.6	720.7	638.8	16.4
Debt issued and others	3,703.7	163.4	1,307.0	1,568.4	3,278.0
Repurchase agreements(2)	9,938.9	9,938.9	-	-	-
Other financial liabilities(3)	749.1	749.1	-	-	-
Lease liabilities	32.6	1.9	3.7	20.3	21.0
Derivatives
Swaps	264.2	13.2	44.9	37.0	462.4
NDFs (non-deliverable forwards)	46.3	18.1	23.1	3.2	-
Options	4.5	-	1.7	4.1	-
Futures	29.4	13.8	15.6	1.2	-
Total	16,451.1	11,401.4	2,116.7	2,273.0	3,777.8

(1)	Comprise fixed-rate CDBs, the remuneration rate of which is between 9.82% and 16.49% per annum; and floating-rate CDBs, the remuneration rate of which is between 95% and 113.8% of the DI, 100% of DI + 0.10% to 2.50% per annum and IPCA + 4.66% and 9.18% per annum.

(2)	Comprise repurchase agreements linked to government bonds (NTN-B, NTN-F and LTN), the yield rate of which is 12.15% per annum; and private securities (debentures, CRIs, CRAs and CCIs), the average yield rate of which is 95% of DI.
(3)	Refers to the obligation linked to a purchased foreign exchange contract.

C.	Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

D.	Trend Information

Please see “—A. Operating Results—Current Conditions and Trends in our Industry” and “Item 4. Information on the Company—B. Business Overview” for trend information.

E.	Critical Accounting Estimates

In preparing our Audited Consolidated Financial Statements, we use accounting estimates based on objective and subjective factors to record certain assets, liabilities, revenue and expenses. Our Consolidated Financial Statements therefore contain several accounting estimates. Significant accounting matters that are subject to estimates and judgment include the useful life of property and equipment, the determination of discount rates at present value used in the measurement of certain assets and liabilities, provision for cancellations and provision for procedural risks and judicial proceedings. Although we review the accounting estimates used to prepare our Consolidated Financial Statements each reporting period, actual results may differ from such estimates.

For additional information regarding our use of estimates and judgements in the preparation of our Consolidated Financial Statements, see note 3.m to our Audited Consolidated Financial Statements.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Pursuant to our bylaws and Brazilian corporate law, we are managed by a board of directors and our executive officers.

The business address of our directors and senior managers is Avenida Brigadeiro Faria Lima, 3,732, Floor 28, CEP 04538-132, São Paulo, Brazil.

Board of Directors

Our board of directors is the decision-making body responsible for establishing our general business policies, as well as other duties established by our bylaws.

In accordance with our bylaws, our board of directors is comprised of a minimum of five and a maximum of six members. The members of our board of directors are elected at a general shareholders’ meeting and serve two-year terms. They may be reelected and are subject to removal at any time by our shareholders.

In addition, pursuant to Brazilian Corporations Law, a director is prohibited from, among other actions, (1) voting on any matter that would result in such director having a conflict of interest with us; and (2) borrowing funds or assets from us without prior authorization from our shareholders obtained in a shareholders’ meeting or from our board of directors. For more information, see “—C. Board Practices.”

The following table sets forth the name, year of birth, position, most recent election date and date of expiration of the current term of office of the members of our board of directors as of the date of this annual report:

Name	Year of Birth	Position	Election Date	End of Current Term
Jairo Eduardo Loureiro Filho	1968	Chairman	March 20, 2026	April 30, 2028
Danilo Depieri Catarucci	1983	Member	March 20, 2026	April 30, 2028
Ricardo Fleury Cavalcanti de Albuquerque Lacerda	1968	Member	March 20, 2026	April 30, 2028
Eduardo Bunker Gentil	1955	Independent Member	March 20, 2026	April 30, 2028
José Flávio Ferreira Ramos	1958	Member	March 20, 2026	April 30, 2028
Carla Alessandra Trematore	1975	Independent Member	March 20, 2026	April 30, 2028

The following is a summary of the business experience of our directors:

Jairo Eduardo Loureiro Filho. Mr. Loureiro Filho has served as our director since 2020. Mr. Loureiro Filho holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and an MBA from the University of Pennsylvania’s Wharton School of Business. He has extensive experience in financial institutions, particularly in relation to financial advisory services. He was one of the founders of the BR Partners group in 2009. Mr. Loureiro Filho serves as an officer in several companies in our economic group. Mr. Loureiro Filho is currently responsible for our investment banking business line. He has previously served as co-head in 2009 and as managing director from 2007 to 2009 at Citibank’s investment banking division in Brazil. He has also served as vice president at Banco de Investimento Goldman Sachs from 2000 to 2007 and worked at Salomon Brothers in New York from 1996 to 2000.

Danilo Depieri Catarucci. Mr. Catarucci has served as our director since 2020. Mr. Catarucci holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a degree in economic sciences from the Faculdade de Economia, Administração e Contabilidade of the University of São Paulo. He has extensive experience in financial institutions. He is currently responsible for our capital markets operations. Since 2016, Mr. Catarucci has served as an officer of BR Partners Banco and BR Assessoria. He has worked as a senior transaction specialist at XP Investimentos from 2011 to 2012 and was a partner of Pluribus Investimentos from 2010 to 2011. Mr. Catarucci has also worked as an associate at Alvarez and Marsal do Brasil from 2008 to 2010, as an associate at Citibank from 2006 to 2008 and as an analyst at BES Investimento do Brasil from 2004 to 2006.

Ricardo Fleury Cavalcanti de Albuquerque Lacerda. Mr. Lacerda has served as our director since 2009. Mr. Lacerda holds a bachelor’s degree in business administration and finance from Fundação Getúlio Vargas and a master’s degree in finance from Columbia University. He has extensive experience in financial institutions, particularly in relation to financial advisory services. Mr. Lacerda was one of the founders of the BR Partners group in 2009 and holds the position of CEO in several companies in our economic group. He has previously served as head of Citibank’s investment banking division in Brazil from 2005 to 2009 and in Latin America from 2007 to 2009. Mr. Lacerda has also worked at Banco de Investimento Goldman Sachs as its CEO in Brazil from 2001 to 2005 and as vice president of investment banking in New York from 1996 to 2001.

Eduardo Bunker Gentil. Mr. Gentil has served as our director since 2020. Mr. Eduardo holds a bachelor’s degree in economics and history from Princeton University and an MBA in finance from the Stern School of Business at New York University. He currently serves as an independent member of the board of directors of CCR (since 2019), director of SLC Holding (since 2016), and director of Cerradinho Participações. He is also an advisory board member to Belcorp, a cosmetics company based outside of Brazil. He previously served on the boards of Visanet, Globocabo, Klabin, RBS and Evora. In 2010 he joined Professor John Davis at Cambridge Family Enterprise Group, providing consulting, education and research services to family businesses, a position he held until 2023. As an investment banking professional, he has held the position of Director of M&A and Project Finance at Itau BBA-Unibanco, officer at Credit Suisse and Unibanco from 2007 to 2010, officer at BNDESPAR from 2001 to 2002, chairman at Visa do Brazil from 2004 to 2007 and chairman at Visanet (currently Cielo), officer at Goldman Sachs in New York and São Paulo from 1994 to 2001 and officer at JP Morgan in New York and São Paulo from 1984 to 1993.

José Flávio Ferreira Ramos. Mr. Ramos has served as our director since 2020. Mr. Ramos holds a bachelor’s degree in business administration and a specialization in finance from Centro Universitário UNA. He has over forty years of experience in the financial markets and was the CEO of BR Partners Banco until 2016. Mr. Ramos has served as officer of the Brazilian Development Bank (BNDES) in 2019. He has also served as executive officer of Emerald Gestão de Investimentos from 2008 to 2012 and as a financial officer at Citibank from 2001 to 2008.

Carla Alessandra Trematore. Mrs. Trematore has served as our director since 2021. Mrs. Trematore holds a bachelor’s degree in accounting from Pontifícia Universidade Católica of Minas Gerais and in computer science from Universidade Estadual Paulista – UNESP. She has more than 25 years of experience, including in accounting, auditing and consulting services to companies of varying sizes and across a variety of sectors. In addition, she has experience in corporate governance, given her position as the chairwoman of Caixa Econômica Federal’s auditing committee from 2017 to 2020. As of the date of this annual report, she serves as a director of CI&T Inc. and Allied Tecnologia S.A. and is a member of auditing committees and the fiscal council of several public companies.

Executive Officers

Among other matters, our board of executive officers is responsible for performing all acts necessary for the management of our business and the execution of our operating and investment plans, ensuring our compliance with applicable laws, our bylaws and the resolutions of our board of directors and our shareholders.

Our board of executive officers is comprised of at least two and up to eight members, who need not be our shareholders, but must be resident and domiciled in Brazil, according to the Brazilian Corporations Law. Subject to the provisions of our bylaws and other applicable laws, our executive officers are elected and dismissed by our board of directors and include one chief executive officer, one chief financial officer and one investor relations officer. Our executive officers serve for unified terms of two years. A maximum of one-third of our directors may also serve as our executive officers.

The following table sets forth the name, year of birth, position, most recent election date and date of expiration of the current term of office of our executive officers as of the date of this annual report:

Name	Year of Birth	Position	Election Date	End of Current Term
Ricardo Fleury Cavalcanti de Albuquerque Lacerda	1968	Chief Executive Officer	February 3, 2026	April 30, 2028
José Flávio Ferreira Ramos	1958	Chief Financial Officer	February 3, 2026	April 30, 2028
Vinicius Carmona Cardoso	1990	Investor Relations Officer	February 3, 2026	April 30, 2028
Jefferson do Couto Kasa	1981	Officer	February 3, 2026	April 30, 2028
Sergio Carbone	1962	Officer	February 3, 2026	April 30, 2028
Jairo Eduardo Loureiro Filho	1968	Officer	February 3, 2026	April 30, 2028
Marcelo Nóbrega da Costa	1973	Officer	February 3, 2026	April 30, 2028

The following is a summary of the business experience of our executive officers:

Ricardo Fleury Cavalcanti de Albuquerque Lacerda. Mr. Lacerda has served as our Chief Executive Officer since 2009. See “—Board of Directors.”

José Flávio Ferreira Ramos. Mr. Ramos has served as our Chief Financial Officer since 2025. See “—Board of Directors.”

Vinicius Carmona Cardoso. Mr. Cardoso has served as our officer since 2020. Mr. Cardoso holds a degree in international relations and a major in economics from Faculdades de Campinas. He has previously served as a manager at Banco ABC Brasil S.A. from 2016 to 2020, in the investor relations, business intelligence and proprietary M&A departments and as a trainee and investor relations analyst at Cielo S.A. from 2013 to 2016.

Jefferson do Couto Kasa. Mr. Kasa has served as our officer since 2020. Mr. Kasa holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and an MBA from Stanford University Graduate School of Business. He is also currently an officer of BR Partners Banco and BR Partners Gestora, where he has been responsible for our investment operations since 2017. He has previously worked as a senior associate at Banco de Investimento Lazard from 2012 to 2014, within Banco Votorantim’s private equity department from 2010 to 2011, as a manager at Unibanco from 2006 to 2008 and as a consultant at Bain & Company from 2003 to 2005.

Sergio Carbone. Mr. Carbone has served as our officer since 2017. Mr. Carbone holds a bachelor’s degree in chemistry from Faculdade Osvaldo Cruz. He has extensive experience in financial institutions. He currently serves as an officer at BR Partners Banco since 2012 and has previously worked with equities post-trade/back-office at Credit Suisse from 1992 to 2011.

Jairo Eduardo Loureiro Filho. Mr. Loureiro Filho has served as our officer since 2013. See “—Board of Directors.”

Marcelo Nóbrega da Costa. Mr. Costa holds a bachelor’s degree in mechanical engineering (aeronautics) from Instituto Tecnológico de Aeronáutica and a master’s degree in applied mathematical finance modeling from FEA/IME – USP. Mr. Costa has extensive experience in financial institutions. He is currently an officer of BR Partners Banco and the head of our sales and trading department since 2013. He has also served as head of the fixed-income and derivatives sales department at Banco Espírito Santo in Brazil from 2006 to 2012.

Board Committees

As of the date of this annual report, our board of directors has approved the creation of a non-statutory audit committee and a non-statutory compensation committee.

Non-Statutory Audit Committee

Our board of directors is advised by a non-statutory audit committee charged with the following duties, among others: (1) supervising the activities of our independent auditor and evaluating their independence and the quality of the services they provide and (2) supervising our internal controls, risk management and the preparation of our Consolidated Financial Statements.

Our non-statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that: (1) it be separate from the full board; (2) its members not be elected by management; (3) no executive officer be a member of the body; and (4) home country legal or listing provisions set forth standards for the independence of the members of the body.

As a foreign private issuer, we will rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our non-statutory audit committee, and we believe that our non-statutory audit committee complies with the aforementioned exemption requirements.

Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external independent auditors and does not provide the board of directors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our audit committee cannot fulfill these functions. Therefore, our non-statutory audit committee may only make recommendations to the board of directors with respect to these matters.

The audit committee’s members are elected by our board of directors for three-year terms and may be reelected.

The following table sets forth the name, position and most recent election date of our audit committee members as of the date of this annual report:

Name	Position	Election Date	End of Current Term
Carla Alessandra Trematore	Member	November 7, 2024	November 7, 2027
Luiz Henrique de Souza Lobo	Member	November 7, 2024	November 7, 2027
Eduardo Bunker Gentil	Member	November 7, 2024	November 7, 2027

The following is a summary of the business experience of the members of our audit committee:

Carla Alessandra Trematore. See “—Board of Directors.”

Luiz Henrique de Souza Lobo. Mr. Lobo holds a bachelor’s degree in civil and production engineering from the Pontifical Catholic University (PUC) - Rio de Janeiro. He has an MBA in Finance from IBMEC and FIA. He has extensive experience in the financial institutions sector, having worked in various financial institutions in the risk and compliance areas. He also served as a member of the independent risk committee of Caixa Econômica Federal.

Eduardo Bunker Gentil. See “—Board of Directors.”

Non-Statutory Compensation Committee

Our board of directors is advised by a non-statutory compensation committee, which establishes compensation policies and guidelines based on certain performance goals.

Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq rules and Rule 10C-1 under the Exchange Act.

The compensation committee is composed by three members: (i) the chairman of our board of directors; (ii) our chief executive officer; and (iii) an independent member of our board of directors. The following table sets forth the name, position and most recent election date of our compensation committee members as of the date of this annual report:

Name	Position	Election Date	End of Current Term
Jairo Eduardo Loureiro Filho	Member	March 19, 2024	indefinite
Ricardo Fleury Cavalcanti de Albuquerque Lacerda	Member	January 30, 2024	indefinite
Eduardo Bunker Gentil	Member	March 19, 2024	indefinite

The following is a summary of the business experience of the members of our compensation committee:

Jairo Eduardo Loureiro Filho. See “—Board of Executive Officers.”

Ricardo Fleury Cavalcanti de Albuquerque Lacerda. See “—Board of Directors.”

Eduardo Bunker Gentil. See “—Board of Directors.”

Fiscal Council

The primary responsibility of the fiscal council is to supervise our management’s activities and financial statements and to report their findings to shareholders.

Under Brazilian Corporations Law, a fiscal council (conselho fiscal) is a non-permanent separate governance body, independent of our management and our independent auditors. Our fiscal council must be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding preferred shares, and its term ends at the first annual shareholders’ meeting following its creation. This percentage may be reduced to 2.0% of our voting capital, or 1.0% of our non-voting capital under certain circumstances in accordance with CVM Resolution No.70, dated March 22, 2022. The request to install a fiscal council may be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

When constituted, our fiscal council must comprise at least three and up to five members, with an equal number of alternates. Members of our fiscal council must be resident and domiciled in Brazil. As of the date of this annual report, we have not constituted our fiscal council.

Family Relationships

There are no family relationships among any of our directors and executive officers.

B.	Compensation

Under Brazilian law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere.

On July 20, 2020, our board of directors approved our compensation policy. Our compensation policy establishes guidelines for the remuneration of the members of our board of directors, our executive officers, members of our fiscal council (when constituted) and certain of our other employees. We opted to not publish our compensation policy. Pursuant to the terms of our compensation policy: (1) the fixed salary of the members of our management and (2) the maximum initial salary of any of our employees is R$25,000.

The main purposes of our compensation policy are to: (1) measure and manage the individual performance of the members of our management and our employees consistent with our strategies and goals; and (2) assure the commitment of the members of our management and employees, maintaining high levels of attraction, retention and motivation, and therefore increasing the creation of value for our group.

Statutory and Non-Statutory Officers

The compensation of our statutory and non-statutory officers currently consists of fixed and variable compensation, which is subject to the achievement of individual and collective goals.

The fixed compensation of our statutory and non-statutory officers consists of: (1) a fixed salary or pro labore base salary, which aims to compensate our officers for their services to us; and (2) general health care benefits, meal vouchers and food vouchers, in each case, consistent with general market practice.

The variable compensation of our statutory and non-statutory officers consists of bonuses designed to align their decisions with our short-term strategic plans, as well as the interests of our investors, clients and other stakeholders, subject to the achievement of individual and collective goals.

Board of Directors

The compensation of the members of our board of directors currently consists solely of fixed compensation, comprising a base salary that aims to compensate our directors for their services to us, consistent with general market practice.

In 2025, our board of directors and board of executive officers consisted of 6 and 7 members, respectively. The aggregate compensation paid to our management totaled R$ 21.5 in the year ended December 31, 2025, composed of:

●	Board of Directors. R$13.0 million, consisting of R$11.8 million in fixed compensation R$0.9 million in direct and indirect benefits and R$0.3 million in committee fees; and

●	Executive Officers. R$8.4 million, consisting of R$6.9 million in fixed compensation, R$0.9 million in variable compensation and R$0.6 million in direct and indirect benefits.

In 2024, our board of directors and board of executive officers consisted of 6 and 6 members, respectively. The aggregate compensation paid to our management totaled R$23.5 million in the year ended December 31, 2024, composed of:

●	Board of Directors. R$13.9 million, consisting of R$12.9 million in fixed compensation and R$0.9 million in direct and indirect benefits; and

●	Executive Officers. R$9.6 million, consisting of R$7.8 million in fixed compensation, R$1.3 million in variable compensation and R$0.6 million in direct and indirect benefits.

During the year ended December 31, 2024, certain members of our board of directors and executive officers received only part of their compensation directly from BRBI BR Partners S.A. These members simultaneously held management positions in our subsidiaries and received part of their compensation directly from such. Additionally, some members of our board of directors also serve as our executive officers. Accordingly, the compensation of such directors is included in the overall compensation of our board of directors.

Insurance

We have contracted civil liability insurance for our directors and officers with AIG Seguros Brasil S.A. The policy is valid from October 16, 2025, until July 31, 2026, and provides coverage for up to an aggregate R$30.0 million. The policy’s net premium totaled R$ 295,295.00, including taxes.

C.	Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

Our bylaws require that our board of directors comprise a minimum of five and a maximum of six directors to be established at a shareholders’ meeting by the vote of our shareholders holding a majority of our common shares.

Our directors are elected at our annual shareholders’ meeting. Brazilian Corporations Law grants to the holders of (1) preferred shares without voting rights (or with restricted voting rights), representing at least 10% of our total capital stock, and (2) common shares not held by controlling shareholders, representing at least 15% of our voting capital, the right to elect one member of our board of directors and the respective alternate during our annual shareholders’ meeting. If none of the non-controlling holders of preferred shares or common shares attains the respective limits set out above, holders of preferred shares and of common shares, representing the quorum indicated in items 1 and 2 above, may combine their interest and appoint a member and his/her respective alternate. The rights indicated in items 1 and 2 above may only be exercised by those shareholders who prove that their combined shareholding has remained unchanged during at least three months prior to the date of the annual shareholders’ meeting. The members of our board of directors are elected for a unified two-year term of office, reelection being permitted.

Pursuant to our bylaws, at least 20% of the total number of our board members must be independent directors. When, as a result of observing the percentage mentioned above, this calculation results in a fractional number of directors, rounding will be carried out in accordance with the terms of the Nível 2 Regulation.

Interested Director Transactions

Pursuant to the Brazilian Corporations Law and applicable regulations, a director may not: (1) perform any charitable act at our expense, except for reasonable charitable acts for the benefit of employees or of the community in which we conduct business which are approved by our board of directors or board of executive officers; (2) by virtue of the director’s or officer’s position, receive any type of direct or indirect personal benefit from third parties without the authorization of our bylaws or a shareholders’ meeting; (3) take part in any corporate transaction in which the director or officer has an interest that conflicts with our interest, or in the decisions made by other directors or officers on the matter; and (4) borrow money or property from us or use our property, services or credit for his or her own benefit or for the benefit of a company or third party in which he or she has an interest, without the prior approval from our shareholders or our board of directors.

The fiscal council may not include executive officers or members of the board of directors, or employees of a subsidiary or a company that participates in either of the management bodies, or spouses or relatives of any member of our management. Moreover, according to Brazilian Corporations Law, fiscal council members are entitled to at least 10.0% of the average compensation paid to executive officers, excluding benefits, representation fees and profit-sharing.

See also “Item 6. —A. Directors, Senior Management and Employees—Fiscal Council.”

D.	Employees

None of our staff is employed through Black River or BR Holdco (our controlling shareholders).

As of December 31, 2025, we employed directly and through our subsidiaries a total of 188 employees. As of December 31, 2024, we employed directly and through our subsidiaries a total of 183 employees. All of these employees were employed at our headquarters in the city of São Paulo, Brazil.

The table below sets forth the number of our employees we hired directly and through our subsidiaries as of the dates indicated:

Company	As of December 31,
	2025	2024	2023
	(# of employees)
BR Partners Banco	128	131	111
BR Assessoria	52	45	39
BRBI BR Partners S.A.	3	4	4
BR Capital Markets	5	3	4
Total	188	183	158

In addition to our direct employees, as of December 31, 2025, 2024 and 2023, we contracted through our subsidiaries 30, 39 and 8 third-party employees, respectively.

We calculate our turnover ratio as the total number of employees dismissed or that resigned in a given year plus the number of employees hired divided by the total number of employees as of the last day of the prior year. In the years ended December 31, 2025, 2024 and 2023, our turnover ratio totaled 26.6%, 9.9% and 16.7%, respectively.

Unions

Our holding company does not employ our employees, and accordingly, does not have a relationship with unions. Our subsidiaries have a relationship with the following unions in the State of São Paulo:

●	BR Partners Banco: Banking and Financing Workers Labor Unions in the City of São Paulo, Osasco and Region (Sindicatos dos Bancários e Financiários de São Paulo, Osasco e Região);

●	BR Assessoria, BRBI BR Partners S.A. and BR Capital Markets: Autonomous Trade Agents Union for Advisory, Expertise, Information, Research and Accounting Service Companies in the State of São Paulo (Sindicato dos Empregados de Agentes Autônomos do Comércio e em Empresas de Assessoramento, Perícias, Informações e Pesquisas e de Empresas de Serviços Contábeis no Estado de São Paulo).

Our subsidiaries annually negotiate a profit-sharing plan with the Autonomous Trade Agents Union for Advisory, Expertise, Information, Research and Accounting Service Companies in the State of São Paulo.

In the years ended December 31, 2025, 2024 and 2023, we have not experienced an employee strike or shut down, nor has any union representing our employees received notification of labor violations or bad labor practices.

Employee Compensation

We seek to maintain high performance levels among our employees and therefore offer (1) fixed compensation that is compatible with compensation offered in our market and (2) variable compensation to reward high performing individuals.

We formally evaluate the performance of our employees once a year. During their performance evaluations, our employees are evaluated by their peers, employees from other departments with which the evaluated employees interact, our managers and the workers that the evaluated employees supervise, to the extent applicable. The purpose of the evaluation is to examine our employees’ quantitative and qualitative capabilities and their overall performance. The results of these evaluations may also be used to support decisions relating to promotions, salary increases, profit-sharing and other variable compensation.

With respect to fixed compensation, new employees are compensated based on internal salary ranges. Our fixed compensation is based on market surveys conducted with financial companies and other companies that operate in our subsidiaries’ markets, as well as compensation guidelines prepared by human resources consulting companies and recruiting firms.

With respect to variable compensation, our subsidiaries distribute a percentage of their profits to their employees through profit-sharing mechanisms established under our subsidiaries’ collective bargaining agreements. Our subsidiaries also distribute bonuses.

The performance of our employees, as determined in their annual evaluations, is one of the elements used to determine the bonuses paid by our subsidiaries. Our compensation is meritocratic, with employee compensation directly tied to their performance in order to incentivize our employees. In particular, our board of directors establishes subsidiary compensation based on: (1) the recommendation of our subsidiaries’ officers and department managers and, primarily, (2) our and our subsidiaries’ results.

The compensation of our subsidiaries’ employees is adjusted pursuant to applicable labor laws and on the base date of our subsidiaries’ collective bargaining agreements, with respect to employees represented by unions. Employee compensation may also be increased based on their performance and commitment.

In order to provide for the health and well-being of our employees and their family members, our subsidiaries also provide benefits to our employees. Our employees qualify automatically for the majority of the benefits granted by our subsidiaries as of the date they are hired. Certain benefits, on the other hand, such as transportation vouchers and medical insurance, require that our employees make certain elections. In addition to benefits established by law or provided for in our subsidiaries’ collective bargaining agreements, our employees are entitled to medical and dental insurance, food and meal vouchers and life insurance.

E.	Share Ownership

As of the date of this annual report, our directors and officers do not hold or possess any units, common shares or preferred shares issued by us. As of the date of this annual report, our directors and officers, however, own 66.2% of the shares issued by BR Holdco and 100% of the shares issued by Black River.

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our capital stock is comprised of common shares and preferred shares. As of February 19, 2026, we had 200,546,184 common shares outstanding, of which 2,566,620, or 1.3%, correspond to ADRs. As of February 19, 2026, we had approximately 51,000 shareholders, including approximately 30 registered U.S. resident holders of our common shares (including Citibank N. A., as depositary of our ADRs).

The following table sets forth information relating to the principal holders of our issued and outstanding common shares and preferred shares (including American depositary shares) as of December 31, 2025:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common shares;

●	each of our executive officers and directors individually; and

●	all executive officers and directors as a group.

Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the common shares and preferred shares shown as beneficially owned by the shareholder in the table.

	As of December 31, 2025				% of
Shareholder	Common Shares(1)	% of Common Shares	Preferred Shares(1)		Preferred Shares
Black River Holdings e Investimentos Ltda. (2)	81,924,944	40.9	0	0
BR Partners Holdco Participações S.A.(3)	71,383,183	35.6		19,964,814	17.4
Public Float(4)	47,238,057	23.6		94,476,114	82.6
Executive Officers and Directors
Jairo Eduardo Loureiro Filho(4)	—	—	—	—
Danilo Depieri Catarucci(4)	—	—	—	—
Ricardo Fleury Cavalcanti de Albuquerque Lacerda(4)	—	—	—	—
Eduardo Bunker Gentil	—	—	—	—
José Flávio Ferreira Ramos(4)	—	—	—	—
Carla Alessandra Trematore	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Total	200,546,184	100		57,220,464	100

(1)	Each of our common shares entitles its owner to one vote at our shareholders’ meetings. Holders of our preferred shares are not entitled to vote except as specifically provided in Brazilian Corporations Law and in our Bylaws. For additional information, see Exhibit 2.1—Description of Securities—Voting Rights.”

(2)	Black River Holdings e Investimentos Ltda. is wholly owned by Mr. Lacerda. The business address for Black River Holdings e Investimentos Ltda is 3,732 Avenida Brigadeiro Faria Lima, Floor 28, CEP 04538-132 São Paulo, Brazil.

(3)	BR Partners Holdco Participações S.A. is wholly owned by certain of the Company’s management and employees. The business address for BR Partners Holdco Participações S.A. is 3,732 Avenida Brigadeiro Faria Lima, Floor 28, CEP 04538-132 São Paulo, Brazil.

(4)	Our directors and executive officers do not own common shares in the Company directly. However, they own equity interests in Black River Holdings e Investimentos Ltda and BR Partners Holdco Participações S.A. The business address for each director and executive officer is 3,732 Avenida Brigadeiro Faria Lima, Floor 28, CEP 04538-132 São Paulo, Brazil.

On August 29 2025, BR Partners Holdco Participações S.A. (“BR Holdco”), our direct shareholder, completed an intragroup corporate reorganization that resulted in the partial spin-off of our shareholding Black River Holdings e Investimentos Ltda. (“Black River”), a new holding company fully controlled by Mr. Ricardo Fleury Cavalcanti de Albuquerque Lacerda, our indirect shareholder (“Holdco Reorganization”).

As a result of the Holdco Reorganization, Black River became the holder of 40.85% of the Company’s total common shares and 26.1% of the total capital, whereas Holdco remained as the holder of 35.59% of the common shares, 17.45% of the preferred shares, and 29.0% of our total capital. Holdco and Black River entered into a shareholders’ agreement (see “Shareholders’ Agreement” below). The Holdco Reorganization did not entail any impact on governance, operations, administrative structure or the business strategy.

Our controlling shareholders and other major shareholders do not have differing voting rights.

Shareholders’ Agreement

On August 29, 2025, BR Holdco and Black River entered into a shareholders’ agreement (“Shareholders’ Agreement”) to govern the relationship among such shareholders of the Company with respect to our governance, transfer of our shares, political rights and other relevant provisions. Among other things, the Shareholders’ Agreement provides that BR Holdco and Black River shall exercise their voting rights as a block according to the voting guidance defined by BR Holdco. The Shareholders’ Agreement further provides that any transfer or encumbrance of the shares held by Black River, except for certain permitted transfers, will require BR Holdco’s written consent.

B.	Related Party Transactions

Related Party Transactions Policy

On July 20, 2020, our board of directors approved our Related Party Transactions Policy and our Related Party Transactions Policy guidelines, which have been effective since April 2019. Our Related Party Transactions Policy and our Related Party Transactions Policy guidelines (1) define certain objectives to which we must adhere in connection with related parties, related party transactions and situations that involve conflicts of interest and (2) establish certain minimum requirements for our disclosure of information regarding our related parties’ transactions. Our Related Party Transactions Policy and our Related Party Transactions Policy guidelines seek to ensure that our related party transactions are transparent to our shareholders, investors and the broader market.

When engaging in any related party transactions, we generally adopt certain practices based on our guidelines, including: (1) ensuring that any transactions that are likely to benefit any of our executives, their family members or other related parties must be fair and respect our interests and the interests of our shareholders and investors, in compliance with applicable market standards and practices; (2) ensuring that our transactions between related parties are consistent with applicable market prices, rates and terms; (3) ensuring that our transactions between related parties are disclosed in our Consolidated Financial Statements; and (4) defining the concept of related parties and establishing certain control mechanisms for related party transactions.

The Brazilian Corporations Law prohibits our board members and officers from: (1) performing any act that uses our assets to our detriment; (2) receiving, by virtue of their position in our Company, any direct or indirect personal advantage from third parties that are not approved by our bylaws or by our shareholders at a shareholders’ meeting; and (3) participating in any corporate transaction in which they have a conflicting interest or in any resolutions adopted by other board members in respect of the transaction.

All of our transactions with related parties must be approved by our board of directors. Moreover, we currently adopt certain corporate governance practices recommended and/or required by applicable law, including the Nível 2 listing regulations and the Brazilian Corporations Law. See “Item 9. The Offer and Listing—C. Markets—Brazil—Trading on the Brazilian Stock Exchange—Corporate Governance Practices and the Nível 2 Segment of the B3.” Pursuant to these regulations, our shareholders are not permitted to vote on matters related to the valuation of assets they contribute to our capital stock, the approval of their accounts in their capacity as managers or any other matter that is likely to benefit them or in relation to which they have a conflicting interest. Any decision approved as a result of a vote by a shareholder who has a conflicting interest may be declared void, and any such shareholder may be held liable for any damages we incur and be required to compensate us for any undue advantages obtained.

Code of Conduct

We must also observe our code of conduct, which is applicable to all companies within our economic group and guides the actions and decisions of all our employees throughout our businesses and operating relationships.

Our guidelines in relation to conflicts of interest are based on the principle that our employees should make decisions and act without undue outside influence (including from family members or friends) that may impair their judgment and must refrain from providing favors or acting against our interests.

Related-Party Transactions

We undertake related-party transactions on a strictly arm’s length basis under appropriate payment terms that are similar to the terms that would be negotiated with non-related parties. In addition, all of our related party transactions must be formalized through a written agreement that indicates the transaction’s purpose, amounts involved, terms and fees charged, if applicable, as well as any other rights and responsibilities of the parties involved. Moreover, when entering into transactions with related parties, we must ensure that they do not result in any undue benefits or losses.

As of December 31, 2025, our related-party transactions primarily comprised the transactions set forth in the table below.

Related Party	Relationship with Related Party	Type		Amount of Transaction		Outstanding Balance as of December 31, 2025	Duration	Interest Rate
				(in millions of R$)
BR Partners Outlet Premium Fundo de Investimento em Participações	Fund managed by us	Investment in quotas representing 29% of the fund	R$	80.2	R$	55.7	Undetermined	n/a

BR Partners de Investimento Multimercado Crédito Privado	Investee of the Company	Investment in investment fund	R$	21.7	R$	33.8	Undetermined	n/a

BR Partners Outlets	Subsidiary of our affiliate	Financial investment in CDB at BR Partners Banco	R$	12.8	R$	13.0	November 30, 2028	104% of CDI (average)

Members of our board of directors and board of executive officers	Key employees of the Company	Financial investments in CDBs at BR Partners Banco	R$	1.5	R$	2.1	December 14, 2026	108% of CDI (average)

BR Partners Holdco Participações S.A.	Our parent company	Financial investment in CDBs at BR Partners Banco	R$	0.06	R$	1.5	November 10, 2028	100% of CDI (average)

BR Partners Outlets	Subsidiary of our affiliate	Administrative expenses distribution agreement	R$	0.4	R$	0.2	Undetermined	n/a

In addition to the abovementioned related-party transactions, we and certain of our subsidiaries have entered into cost sharing agreements, relating to, among other matters, the compensation of certain of our directors and officers that serve as directors and officers of such subsidiaries and operating expenses.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Exhibits.

Legal and Administrative Proceedings

We classify as material legal proceedings those proceedings to which we are party that involve an aggregate amount in excess of R$0.3 million or that have the potential to materially adversely affect our reputation in the event an adverse decision is rendered against us.

As of December 31, 2025, we were defendants in two material proceedings relating to labor matters (in particular, overtime pay, vacation pay and attorney’s fees), which we classified as having a probable chance of loss in the aggregate amount of R$1.3 million. As of the date of this annual report, we have appealed unfavorable decisions in both material proceedings, and these material proceedings are under judicial review. We fully provisioned the aggregate amount involved in each of these two material proceedings as of December 31, 2025.

Dividends and Dividend Policy

General

The Brazilian Corporations Law and our bylaws require that we pay a mandatory dividend to our shareholders, unless such mandatory dividend distribution is suspended because our management reported to our shareholders that such a distribution would be inadvisable given our financial condition.

The mandatory dividend is a minimum percentage of a company’s net profit verified in the preceding year and adjusted pursuant to the Brazilian Corporations Law. The mandatory dividend may be paid in the form of dividends or interest on shareholders’ equity, the amount of which, in the latter case, net of withholding income tax, may be computed as part of the mandatory dividend and be treated as a deductible expense for purposes of the corporate income and social contribution taxes, subject to certain limits.

Pursuant to the Brazilian Corporations Law and our bylaws, at least 25.0% of our adjusted profit for the period should be allotted for the distribution and payment of the mandatory dividend to our shareholders. Our profit for the period, for this purpose, is adjusted by reducing profit for the period allocated to our legal reserve and other reserves (if any), and by increasing profit for the period by any reversals of the reserves (if any).

Reserves

Financial statements of Brazilian companies usually have two main reserve accounts: profit reserves and capital reserves.

Profit Reserves

Profit reserves include the legal reserves, statutory reserves, contingency reserves, retained profit reserves, other profit reserves, unrealized profit reserves and investment reserves.

Legal Reserves

We are required to maintain a legal reserve to which we must allocate 5% of our profit for each year, capped at 20% of our capital stock. However, we are not required to allocate any amount to our legal reserve for any period in which our legal reserve, when added to our capital reserves, exceeds 30% of our capital stock. The legal reserve may only be used to absorb losses or increase our capital stock. Shareholders at an annual meeting must approve the amount of profit for the period allocated to the legal reserve, and once this allocation is approved, these amounts will not be available for the payment of dividends.

As of December 31, 2025, our legal reserve totaled R$63.4 million.

Statutory Reserves

The statutory reserve corresponds to a portion of net profit that is set aside prior to the distribution of dividends. Pursuant to applicable regulations, the amount is established by our management and is allocated for a specific purpose.

As of December 31, 2025, we had not established a statutory reserve.

Contingency Reserves

Under the Brazilian Corporations Law, a percentage of our profit for the period may be allocated to the contingency reserve for estimable losses that are considered probable in future periods. Any amount allocated to the contingency reserve must be reverted in the period in which an expected loss does not materialize or must be written off in the event the expected loss actually occurs.

As of December 31, 2025, we had not established a contingency reserve.

Retained Profit Reserves

Under the Brazilian Corporations Law, shareholders may decide to retain part of the profit for the period as provided for in a previously approved capital expenditure budget. Allocation of part of the profit for the period to the retained profit reserves must not be made to the detriment of a mandatory dividend payment.

As of December 31, 2025, we had not established a retained profit reserve.

Other Profit Reserves

Other profit reserve relates to the retention of the remaining balance of retained earnings, pursuant to Article 196 of the Brazilian Corporations Law.

As of December 31, 2025, our other profit reserve totaled R$85.6 million.

Unrealized Profit Reserves

Under the Brazilian Corporations Law, if the mandatory dividend exceeds the “realized” portion of profit for the period, the excess may be allocated to an unrealized profit reserve, and the mandatory dividend may be limited to the “realized” portion of profit for the period. The Brazilian Corporations Law defines “realized” net profit as the portion of profit for the period that exceeds the sum of the following amounts: (1) positive equity results (if applicable); and (2) profit, earnings or income that will be received after the end of the subsequent period. Profit for the period recorded under the unrealized profit reserve, when realized, if it has not been absorbed by losses in subsequent years, must be added to the first dividend declared after realization.

As of December 31, 2025, we had not established an unrealized profit reserve.

Investments Reserves

At a shareholders’ meeting held on September 1, 2020, our shareholders approved the constitution of a statutory profit reserve in the form of an investments reserve in accordance with our bylaws. Through our investments reserve, we seek to ensure our ability to: (1) maintain an appropriate capitalization level, (2) fund investments in certain activities related to our corporate purpose and/or (3) facilitate our ability to pay, or make future plans for the payment of, dividend distributions to our shareholders.

In accordance with our bylaws, the annual portion of our profit for the period that is allocated to our investments reserve will be determined by our shareholders at our annual shareholders’ meeting, based on a proposal submitted by our management in compliance with the allocations established in our bylaws, provided that the proposal takes into consideration our capitalization requirements and the purposes of our investments reserve. The maximum amount of our profit for the period that may be allocated to our investments reserve is governed by the Brazilian Corporations Law. In the event that our investments reserves is equivalent to or exceeds its maximum permitted allocation, or in the event our management believes that the balance of our investments reserve exceeds the amount necessary to fulfill the reserve’s purpose, our shareholders or board of directors, as the case may be, may approve increases in, or payments of, our capital stock or dividend distributions using all or a portion of our investments reserve in accordance with Brazilian Corporations Law.

As of December 31, 2025, we had not established an investments reserve.

Capital Reserve

Under the Brazilian Corporations Law, the capital reserve consists of premium from the issuance of shares, special reserves for premium on incorporation, transfer of founders’ shares, transfer of warrants, premium from the issuance of debentures, tax incentives, donations and investment subsidies. Capital reserves may be used for: (1) absorption of losses exceeding accumulated profits and income reserves; (2) redemption, reimbursement or purchase of our shares; and (3) increasing our capital stock. Any amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory dividend.

As of December 31, 2025, our capital reserve totaled R$(30.2) million .

Dividend Policy

The bylaws of a Brazilian company must specify a minimum percentage of profits destined for distribution, which must be paid to shareholders, as mandatory dividends. Consistent with the Brazilian Corporations Law, our bylaws provide that an amount, equal to a minimum of 25% of our profit for any particular fiscal year, as adjusted pursuant to Article 202 of the Brazilian Corporations Law, must be distributed as mandatory dividends.

While we are required under the Brazilian Corporations Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report at our annual shareholders’ meeting that the distribution is incompatible with our financial condition. In such event, pursuant to the Brazilian Corporations Law, our fiscal council, if established, should issue an opinion on any recommendation of our administrative bodies, and our management should submit a report to the CVM justifying the suspension. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by subsequent losses, are required to be distributed as dividends, as soon as our financial condition so permits.

Any holder of shares duly recorded at the time a dividend is declared is entitled to receive dividends. Under the Brazilian Corporations Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution established another payment date, which, in any event, must occur before the end of the year in which the dividend is declared.

Our bylaws do not require that dividend payments be adjusted for inflation. Further, shareholders have a three-year period from the date of the resolution for the payment of dividends to claim their dividends, after which the aggregate amount of any unclaimed dividends legally reverts to us.

By decision of our board of directors and pursuant to the Brazilian Corporations Law and our bylaws, we can declare the payment or credit of dividends based on interim balance sheets.

Our new shareholders will be entitled to receive in full any and all dividends declared on or after the settlement date.

Interest on Shareholders’ Equity

Since January 1, 1996, Brazilian companies are permitted to pay interest to shareholders and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and, since 1998, the social contribution tax provided that the limits described under “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences—Interest Attributed to Shareholders’ Equity” are duly complied with.

Any payment of interest on shareholders’ equity to shareholders, whether or not Brazilian residents, is subject to Brazilian withholding tax as described in “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”

History of Payment of Dividends and Interest on Shareholders’ Equity

In respect of the years ended December 31, 2025, 2024 and 2023, we distributed dividends totaling R$176 million, R$211 million and R$120 million, respectively.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our Audited Consolidated Financial Statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our units, each composed of one common share, no par value, and two preferred shares, no par value, are listed on the Level 2 segment of the B3, under the symbol “BRBI11.” On December 31, 2025, there were 57,220,464 units outstanding, 200,546,184 registered common shares outstanding and 114,440,928 registered preferred shares of the Company outstanding. Our ADSs, each representing four units (or a right to receive four units) traded on the Nasdaq Capital Market under the ticker symbol “BRBI.” As of April 24, 2026, we have 246,555 outstanding ADSs.

We do not have any other equity securities outstanding apart from our units, common shares and preferred shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our units, trade on the Level 2 segment of the B3, under the symbol “BRBI11.” ADRs each representing four units (or a right to receive four units), of BRBI BR Partners S.A. are traded on the Nasdaq Capital Market under the ticker symbol “BRBI.” For further information, see “Item 9. The Offer and Listing-A. Offer and Listing Details.”

Brazil

Trading on the Brazilian Stock Exchange

Trading on the B3 is conducted every business day between 10:00 a. m. and 5:00 p. m. on an automated system known as PUMA (Plataforma Unificada Multiativos). The B3 also permits trading from 5:30 p. m. to 6:00 p. m. on an online system called the “after market,” which is connected to traditional and online brokers. Trading on the “after market” is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

When shareholders and investors trade shares on the B3, the seller is expected to deliver the shares to the B3 and settlement occurs three business days after the trade date, with no adjustments for inflation. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of shares are made through the facilities of a clearing house, the Central Depositary of the B3, which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities.

To ensure more efficient control of volatility of the B3 index, the B3 adopted a circuit breaker system that suspends trading for 30 minutes or one hour if the B3 main index (Ibovespa) falls below the limits of 10.0% and 15.0% in relation to the index registered in the previous trading session. If the B3 index falls below the limit of 20.0%, in relation to the index registered in the previous trading session, the B3 may suspend trading for a period of time to be defined by it at the time, which is defined at the occurrence of such an event.

Corporate Governance Practices and the Nível 2 Segment of the B3

In 2000, three special stock market segments for the trading of shares were introduced by the B3, namely, the Nível 1, Nível 2 and the Novo Mercado listing segments, which were subsequently modified in April 2011, and in the case of the Novo Mercado, again in October 2017. These stock market segments have the purpose of incentivizing public companies in Brazil to (1) disclose information to the market and their shareholders relating to their business and as required by law; and (2) adopt corporate governance practices, including best practices for management, transparency and the protection of minority shareholders.

Our units are listed on the Nível 2 listing segment. To have its shares listed on the Nível 2 listing segment, a company, its management, controlling shareholders and the B3 must enter into the Nível 2 participation agreement and the company’s bylaws must comply with the rules of Nível 2.

Companies listed on Nível 2 are voluntarily subject to stricter rules than those provided for under Brazilian Corporations Law, including requirements to: (1) maintain a free float of at least 25.0% of its capital stock; (2) disclose certain additional information in their financial statements; (3) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company; and (b) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholders, if applicable, the members of the board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws; (4) conduct offerings that will facilitate broad share ownership; (5) disclose quarterly nonfinancial information, including the number of shares held by the company’s management and the number of outstanding shares; (6) disclose related-party transactions; (7) have a board of directors that comprises at least 5 members elected by shareholders at the company’s general meeting, of which, at least 20% must be independent directors; (8) establish a unified mandate of a maximum of 2 years for members of the board of directors, subject to re-election; and (9) not permit the positions of chairman of the board of directors and chief executive officer or main executive of the Company to be accumulated by the same person, subject to certain exceptions.

In addition, all of the new members of the board of directors and all executive officers of companies listed on the Nível 2 must execute a Statement of Consent (Termo de Anuência), prior to taking office, agreeing with all terms and conditions of the Nível 2 listing segment.

Pursuant to our bylaws, we, our shareholders, our management and the members of our fiscal council must submit to arbitration any and all disputes or controversies involving any of them and the B3, relating to the Nível 2 Listing Rules, our bylaws, Brazilian Corporations Law, the rules published by the CMN, the CVM, and the Brazilian Central Bank, and other rules applicable to the Brazilian capital markets in general, in addition to the listing agreement for adhesion to the Nível 2 listing segment of the B3 and Arbitration Rules of the Market Arbitration Chamber.

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under the New Foreign Exchange Law, or as a portfolio investment under the applicable regulation enacted by the CMN and the CVM. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue Service. This registration process is undertaken by a financial institution or an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

Since December 3, 2024, portfolio investments are regulated by the Brazilian Central Bank and CVM Joint Resolution No.13, or RC No.13, which came into force on January 1, 2025 and revoked the former rule (CMN Resolution No.4,373, of September 29, 2014).

The main purpose of RC No.13 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. It provides, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with Depositary Receipts denominated in reais but issued abroad.

With certain limited exceptions, RC No.13 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under our units are made through the foreign exchange market.

For further information on the requirements for the registration of foreign portfolio investments, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences—Exchange of ADSs for units.”

Foreign direct investors under the New Foreign Exchange Law may sell their shares in both private and open market transactions, but these investors are currently subject to a less favorable tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions. For more information on foreign direct investors, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Foreign Direct Investment.”

If a holder of ADSs decides to exchange such ADSs for the underlying units, the holder will be entitled to (i) sell the units on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (ii) convert its investment into a foreign portfolio investment under RC No.13, or (iii) convert its investment into a foreign direct investment under the New Foreign Exchange Law. See “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences” for a description of the tax consequences for an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under RC No.13 or a foreign direct investment under the New Foreign Exchange Law, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for units.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under the New Foreign Exchange Law, the conversion will be carried out by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also require the units to be converted into shares.

If a foreign direct investor under the New Foreign Exchange Law wishes to deposit its units into the ADS program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be carried out by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the units into shares.

The Brazilian federal constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our units or ADSs as a result of this decree. In addition, foreign investors may acquire publicly traded nonvoting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing nonvoting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Banking Regulation—Foreign Investment in Financial Institutions.”

Regulation of the Brazilian Securities Markets

Pursuant to the Brazilian Securities Law, Brazilian Corporations Law and the rules and regulations enacted by the CMN, the CVM and the Brazilian Central Bank, the Brazilian securities market is regulated and supervised by the CMN, the CVM and the Brazilian Central Bank, which have, among other powers, general authority over Brazilian stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM and, among other powers, regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Brazilian Law No.4,595, dated December 31, 1964, or Law 4,595/64, as amended. These laws and other rules and regulations, together, establish the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms and governance of the Brazilian stock exchanges.

Under Brazilian Corporations Law, a company is either publicly listed (companhia aberta), such as our Company, or privately held (companhia fechada). A company is publicly listed when it is authorized to have securities traded on the stock exchange or on over-the-counter markets. All publicly listed companies must be registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or on the Brazilian over-the-counter market. Shares listed on the B3 may not be simultaneously traded on Brazilian over-the-counter markets. The shares of a listed company may also be traded privately, subject to certain limitations.

The over-the-counter market is divided into two categories: (1) an organized over-the-counter market, in which the transactions are supervised by self-regulating entities authorized by the CVM, and (2) an unorganized over-the-counter market, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, transactions are directly traded among investors, outside of the stock exchange market, through a financial institution authorized by the CVM. The institution is required to be registered with the CVM (and in the relevant over-the-counter market), but there is no need for a special license to trade securities of a publicly held company on the over-the-counter market.

Listing on the B3 requires a company to apply for registration with the B3 and the CVM. The trading of securities on the B3 may be suspended under certain circumstances, including as a result of the disclosure of material information. Trading may also be suspended at the request of the B3 or the CVM if there is any evidence that a company has provided inadequate information regarding a material fact or has provided inadequate responses to inquiries by the CVM or the stock exchange, among other reasons.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain restrictions under the Brazilian foreign investment legislation. See “—Investment in our Units by Non-Residents of Brazil,” and “—Investment in our ADSs by Non-Residents of Brazil.”

Trading on Nasdaq

Our ADSs, each representing four units (or a right to receive four units), are listed on the Nasdaq Capital Market under the ticker symbol “BRBI.” As of December 31, 2025, we had 256,765 ADSs outstanding.

We are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: (a) the requirement that a majority of its board of directors consist of independent directors; (b) the requirement that the nominations committee consist entirely of independent directors or that a majority of independent directors select or recommend board of director nominations; and (c) the requirement that the compensation committee is composed entirely of independent directors and has a minimum of two members.

Currently, we do not plan to utilize the exemptions available for controlled companies, but are relying on the exemption available for foreign private issuers to follow our home country governance practices instead. If we cease to be a foreign private issuer or if we cannot rely on our home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our bylaws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is attached as an exhibit to this annual report) and to Brazilian corporate law.

Corporation Objectives and Purposes

Our corporate purpose is to hold equity interests in other companies and to manage our own assets, as provided in Article 3 of our bylaws.

Shareholders’ Meetings

Shareholders holding voting rights have the exclusive right, during an annual shareholders’ meeting, to review management’s account of corporate activities, approve our Audited Consolidated Financial Statements and to determine the allocation of our profit for the period and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors and the members of the fiscal council, if installed, are generally elected at the annual shareholders’ meetings. However, according to the Brazilian Corporations Law, they can also be elected at special shareholders’ meetings. At the request of holders of a sufficient number of shares, a fiscal council can be installed, and its members may be elected at any shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings: (1) amend our bylaws; (2) elect and dismiss members of our board of directors and fiscal council; (3) review our management accounts and the Audited Consolidated Financial Statements prepared by our management; (4) issue debentures convertible into shares or secured by a security interest; (5) suspend the rights of a shareholder that has failed to comply with its obligations under applicable law or our bylaws; (6) appraise assets that a shareholder submits as payment for shares of our capital stock; (7) define the global compensation of the members of our board of directors and board of executive officers; (8) transform, consolidate, merge, spin off, dissolve and liquidate our Company, as well as elect and dismiss liquidators and approve the accounts submitted for liquidation; (9) authorize our management to file a petition for our bankruptcy or submit a request for our judicial or extra judicial restructuring; and (10) any other matter set forth by applicable law and our bylaws.

Quorum

As a general rule, the Brazilian Corporations Law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of our issued and outstanding voting shares on the first call and, on the second call, any number of voting shareholders. If our shareholders are called upon to amend our bylaws, the quorum required at the first call shall be shareholders representing at least two thirds of our issued and outstanding voting shares, and any number of shareholders on the second call.

Generally, the affirmative vote of shareholders representing at least a majority of the issued and then outstanding voting shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action; absences and blank votes are not taken into account for purposes of this calculation. However, the approval of shareholders representing at least 50% of our issued and outstanding voting shares is required for the approval of the following matters, among others: (1) creation of preferred shares or disproportional increase of any existing class in relation to other classes of shares, provided that the number of non-voting preferred shares cannot exceed two thirds of our capital stock; (2) changes in preferences or advantages, as well as in the redemption or amortization conditions attached to any class of preferred share, or the creation of a more favorable class; (3) reduction in the amount of our mandatory dividends; (4) our merger or incorporation; (5) our participation in a group of companies, as defined by the Brazilian Corporations Law; (6) change of our corporate purpose; (7) cancellation of our liquidation; (8) creation of beneficial parties (partes beneficiárias); and (9) our spin off or dissolution.

Notice to Shareholders

Brazilian Corporations Law requires that all of our general shareholders’ meetings be called by means of at least three publications in a widely circulated newspaper in the same state of our headquarters, as well as through our investor relations website at https://ri. brpartners.com.br/. The first notice must be published no later than 21 days before the date of the meeting on first call, and no later than 8 days before the date of the meeting on second call.

In addition, under certain circumstances, and at the request of any shareholder, the CVM may require that the first notice be published 30 days prior to a shareholders’ meeting. The CVM may also, upon the request of any shareholder, suspend for up to 15 days the process of calling for a particular extraordinary shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the proposed amendment.

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,732, 28th floor, CEP 04538-132. The Brazilian Corporations Law allows our shareholders meetings to be held at a place other than our headquarters in the event of force majeure, provided that the relevant notice states clearly where the shareholders meeting will occur. CVM Resolution No.81, dated March 29, 2002, or CVM Resolution 81/22, allows general shareholders’ meetings to be held virtually and to be considered as taking place at the headquarters of the company.

Who May Call Shareholders’ Meetings

Generally, our board of directors calls our shareholders’ meetings. However, shareholders’ meetings may also be called by: (1) any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days from the date set forth by applicable law or our bylaws; (2) shareholders holding at least 5% of our total capital stock, if our board of directors fails to call a shareholders’ meeting within eight days from the receipt of a request for such a meeting indicating the issues to be discussed and appropriate reasons; (3) shareholders holding at least 5% of our shares, if our board of directors fails to call a shareholders’ meeting within eight days as of the receipt of a request to call a meeting for the formation of the fiscal council; and (4) the fiscal council, if installed, if our board of directors delays calling the annual shareholders’ meeting. The fiscal council may also call a special shareholders’ meeting whenever there are important or urgent matters to be addressed.

Condition of Admission to Shareholders’ Meetings

Shareholders attending a shareholders’ meeting must produce proof of ownership of the shares which they intend to vote.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, who is our shareholder, one of our directors, an attorney or a financial institution. An investment fund must be represented by its manager. The power of attorney must comply with the requirements of article 126 of the Brazilian Corporations Law.

Remote Voting

Pursuant to CVM Resolution 81/22, the Company must receive a shareholder’s remote voting ballot (boletim de voto à distância) up to seven days prior to the applicable shareholders’ meeting. The Company will inform each shareholder, within three days of receipt of the remote voting ballot, whether the documents received are sufficient for the vote to be considered valid.

See also “Item 16. G⸺Corporate Governance.”

C.	Material Contracts

For the two years immediately preceding this annual report, we were not party to any material contract outside the ordinary course of business.

D.	Exchange Controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by Law No.14.286/2021. A foreign direct investor under the New Foreign Exchange Law must:

●	report his/her condition as a foreign direct investor with the Brazilian Central Bank;

●	obtain a taxpayer identification number from the Brazilian tax authorities;

●	appoint a tax representative in Brazil; and

●	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

Foreign capital in amounts (per transaction) exceeding R$100 thousand must be reported to the Brazilian Central Bank, through the Foreign Capital Information Reporting System – Foreign Direct Investment (Sistema de Prestação de Informações de Capital Estrangeiro – Investimento Estrangeiro Direto), within 30 days of the flow of funds into Brazil in accordance with the New Foreign Exchange Law. The reporting of foreign capital (in amounts per transaction exceeding R$100 thousand) is required for the remittance of profits abroad, the repatriation of capital and the formalization of reinvestments. Investments will always be reported in the foreign currency in which they are made, or in Brazilian currency, if the funds are derived from a non-resident account properly held in Brazil.

Other than such reporting obligations, foreign investment is not subject to government approvals or authorizations and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in regard to financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange. Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in the applicable regulation enacted by the Central Bank of Brazil, or the CBB, and the CVM.

Since December 3, 2024, portfolio investments have been regulated by the CBB and CVM Joint Resolution No.13, or RC No.13, which came into force on January 1st, 2025 and revoked the former rule (CMN Resolution No.4,373, of September 29, 2014).

The main purpose of RC No.13 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. It provides, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with Depositary Receipts denominated in reais but issued abroad.

With certain limited exceptions, under RC No.13 foreign investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock or futures exchange or an organized over-the-counter market, but may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments related to the foreign investor’s investments must be made through the commercial rate exchange market.

Under RC No.13, an investor residing outside Brazil must:

(i) as applicable under RC No.13, appoint at least one representative in Brazil, that must be a financial institution, an institution authorized to operate by the CBB or a clearing house or clearing and settlement service provider supervised by the BCB within the scope of the Brazilian Payment System, that will be responsible for complying with the registration and reporting requirements and reporting procedures of the CBB and the CVM, among others;

(ii) register as a foreign investor with the CVM;

(iii) appoint one or more custodians authorized by the CVM;

(iv) appoint a tax representative in Brazil; and

(v) obtain a taxpayer identification number from the Brazilian federal tax authorities.

Investments in the financial and securities markets made by foreign investors that are individuals are exempted from the following requirements:

●	appointment of representative in Brazil (item (i) above), in the following cases: a) investments in securities; b) investments in financial assets from a foreign investor account in Brazilian reais, maintained in Brazil, under the foreign investor’s name, using its own funds; and c) investments in financial assets not made in accordance with item (b) above, in case of a total monthly contribution of up to R$2,000,000.00 through each intermediary; and

●	register as a foreign investor with the CVM (item (ii) above), subject to the requirements established by the CVM.

Each intermediary shall be responsible for the individual control, by foreign investor, of the inflows and remittances made pursuant to the exceptions above.

Securities and other financial assets held by foreign investors pursuant to said regulation must be, depending on their nature: be held in custody, registered, deposited in a centralized deposit system operated by a central depositary, or maintained in a deposit account, pre-paid payment account or broker registry account with an institution or entity authorized to provide these services by the CBB or the CVM, within the scope of their respective powers. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

CVM Resolution No.13, of November 11, 2020 establishes the obligation of the representatives of investors residing outside Brazil to inform the CVM of the movements and applications of funds of such investors participating in collective accounts and holders of own accounts represented by them.

E.	Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs and units. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ADSs and units. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Brazilian Tax Consequences

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of units or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “non-Brazilian holder”). It is based on Brazilian laws and regulations as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in units or ADSs.

A non-Brazilian holder of ADSs may withdraw them in exchange for units in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the units under the CBB and CVM Joint Resolution No.13 (“RC No.13”), which came into force on January 1, 2025 and revoked the former rule (CMN Resolution No.4,373, of September 29, 2014) or as a foreign direct investment under Law No.14,286/2021, as regulated by BCB Resolution No.278.

Taxation of Dividends

Pursuant to Law No.9,249/1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us, are exempt from Brazilian withholding income tax, or WHT. Dividends relating to profits generated prior to January 1, 1996 may be subject to WHT at varying rates, depending on the year the profits were generated.

Additionally, there are currently discussions in the Brazilian Congress regarding a potential income tax reform aimed at revoking the aforementioned exemption and imposing income taxation on the payment of dividends. As of the date of this annual report, it is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how this taxation of dividends would be implemented.

Taxation of Gains

Sale of units in Brazil

Pursuant to Law No.10,833/2003, gains from the disposition of assets located in Brazil by a non-Brazilian resident, whether to another non-Brazilian resident or a Brazilian resident, are subject to taxation in Brazil. This regulation applies regardless of whether the disposition of assets is conducted in Brazil or abroad.

In view of the regulation above, gains realized on disposition of units are subject to income tax in Brazil, regardless of whether the disposition is made by a non-Brazilian holder to a non-Brazilian resident or Brazilian resident. This is due to the fact that the units are considered assets located in Brazil for purposes of Law No.10,833/2003.

Thus, for purposes of the law, gains realized in a disposition of units carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

●	are exempt from income tax when assessed on a non-Brazilian holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules RC No.13, and (2) is not a resident of or domiciled in a low or no tax jurisdiction, as described in “—Discussion on Low or Nil Taxation Jurisdictions”, or Low or Nil Tax Jurisdiction; or

●	are subject to income tax at a rate of 15% in the case of gains realized by a non-Brazilian holder that (1) has not registered its investment in Brazil with the Brazilian Central Bank under the rules of RC No.13, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and

●	are subject to income tax at a rate of up to 25% in the case of gains realized by a non-Brazilian holder that (1) has not registered its investment in Brazil with the Brazilian Central Bank under RC No.13, or a 4,373 Holder, and therefore is not non-Brazilian holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

The disposition of units carried out on the Brazilian stock exchange is subject to WHT at the rate of 0.005% on the sale value. This WHT can be offset against the eventual income tax due on the capital gain. A 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction is not subject to WHT.

Any other gains assessed on the disposition of the units that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373 Holder that is not a resident of or domiciled in a Low or Nil Tax Jurisdiction, although different interpretations may be raised to sustain the application of the progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million); ); (ii) a flat rate of 25.0% for a non-Brazilian holder that is a resident of or domiciled in a Low or Nil Tax Jurisdiction, whether a 4,373 Holder or not, although there are arguments to sustain the application of the progressive rates from 15% to 22.5%, instead of the 25% rate, to the 4,373 Holder; (iii) progressive rates that may vary from 15.0% to 22.5% for non-Brazilian holders that are not 4,373 Holders and are not resident in a Low or Nil Tax Jurisdiction.

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, or if the capital gains are earned by a holder resident or domiciled in a Low or Nil Tax Jurisdiction, the WHT of 0.005% on the sale value will also apply and can be used to offset the eventual income tax due on the capital gain.

In the case of redemption of units or ADSs or capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the non-Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of units not carried out on a Brazilian stock exchange and is therefore subject to the tax treatment described above.

Any exercise of preemptive rights relating to the units will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the units by a non-Brazilian holder of units will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of units.

There is no assurance that the current preferential treatment for non-Brazilian holders of units under RC No.13 will continue in the future.

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs would not be subject to Brazilian income tax, based on the argument that ADSs would not fall within the definition of assets located in Brazil for the purposes of Law No.10,833/2003. However, considering the general and unclear scope of this matter and the lack of a definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in Brazilian courts.

In case the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a non-Brazilian holder to either a resident in Brazil or to a non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs.

Exchange of ADSs for units

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for units is not subject to Brazilian income tax to the extent that, as described above, ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No.10,833/2003, and as long as the regulatory rules are duly observed with respect to the registration of the investment before the Brazilian Central Bank.

Upon receipt of the underlying units in exchange for ADSs, non-Brazilian holders may also elect to register with the Brazilian Central Bank the U.S. dollar amount of such units as a foreign portfolio investment under RC No.13 or as a foreign direct investment under Law No.14,286/2021, as regulated by BCB Resolution No.278.

Exchange of units for ADSs

The deposit of units in exchange for ADSs may be subject to Brazilian income tax on capital gains, which in this case is the difference between the acquisition cost of the units and the market price of the units.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No.1,037/2010 listing (1) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions; and (2) the privileged tax regimes, in which the definition is provided by Law No.11,727/2008.

A Low or Nil Tax Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17.0% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. The list of jurisdictions considered Low or Nil Tax Jurisdictions by the Brazilian tax authorities is currently provided in Normative Ruling No.1,037/2010.

Law No.11,727/2008, which became effective as of January 1, 2009, introduced the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules. In this conception, privileged tax regimes are more comprehensive than tax havens. Under such law, a “privileged tax regime” is considered to be a tax regime that meets any of the following requirements: (i) does not tax income or taxes income at a maximum rate lower than 17.0%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 17.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

Notwithstanding the fact that the “privileged tax regime” concept was enacted in connection with Brazilian transfer pricing and thin capitalization rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of privileged tax regimes to other types of transactions, such as investments in the Brazilian financial and capital markets. We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences of Law No.11,727/2008.

Interest Attributed to Shareholders’ Equity

According to Law No.9,249/1995, as amended, and our bylaws, we may opt to distribute income as interest attributed to shareholders’ equity as an alternative to the payment of dividends and treat such payments as deductible expenses for Brazilian corporate income tax purposes by the payor, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the federal government’s long-term interest rate (TJLP), as determined by the Brazilian Central Bank from time to time, multiplied by the sum of certain Brazilian company’s net equity accounts. The amount of deduction cannot exceed the greater of:

(a) 50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or

(b) 50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.

Distribution of interest on shareholders’ equity with respect to units or ADSs is subject to WHT at the rate of 15% or 25%, in case of a Low or Nil Tax Jurisdiction holder. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory dividends distributable amount as prescribed in the Brazilian Corporate Law.

We cannot assure you that the Brazilian government will not try to increase the withholding income tax on interest on shareholders’ equity in the future or extinguish it altogether.

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No.6,306/2007, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to the tax on foreign exchange transactions, or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital markets made by a foreign investor (including a non-resident holder, as applicable) under the rules of CMN Resolution No.4,373/2014 are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Notwithstanding the IOF/Exchange rates currently in force, the Brazilian government may increase the rate of the IOF/Exchange to a maximum of 25.0% at any time, but such an increase would not apply retroactively.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes IOF tax on transactions involving bonds and securities, or IOF/Bonds. Currently, the IOF/Bonds tax is due at a daily rate of 1.0%, limited to 96.0% of the income generated by fixed income bonds, on the redemption amount or the amount received from assignment or renegotiation. The rate is reduced to zero as from the thirtieth day. The rate of IOF/Bonds tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units composed of shares, is reduced to zero.

The IOF derivatives tax, or the “IOF/Derivatives” tax, was established by Decree No.7,563 dated September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase, sale or maturity of financial derivative contracts in Brazil that individually results in an increased foreign exchange exposure on a short position. However, under Decree No.8,027 of June 12, 2013 the tax rate was reduced to zero.

Other Brazilian Taxes

Certain Brazilian states impose donation and inheritance taxes on donations or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our units or ADS.

Material U.S. Federal Income Tax Consequences

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs, the units underlying the ADSs, or the Underlying Units, and the common shares and preferred shares underlying the Underlying Units, or the Underlying Shares. This summary applies only to U.S. Holders that acquire ADSs, Underlying Units, or Underlying Shares in exchange for cash, hold ADSs, Underlying Units, or Underlying Shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this annual report, including the U.S. Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this annual report are not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, alternative minimum tax or the Medicare contribution tax on net investment income considerations, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks and certain other financial institutions;

●	regulated investment companies;

●	real estate investment trusts;

●	insurance companies;

●	broker-dealers;

●	traders that elect to mark to market;

●	tax-exempt entities;

●	individual retirement accounts or other tax deferred accounts;

●	U.S. expatriates;

●	persons holding ADSs, Underlying Units, or Underlying Shares as part of a straddle, hedging, constructive sale, wash sale, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;

●	persons that are subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs, Underlying Units, or Underlying Shares being taken into account;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons owning ADSs, Underlying Units, or Underlying Shares in connection with a trade or business conducted outside the United States;

●	persons who acquired ADSs, Underlying Units, or Underlying Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	entities or arrangements classified as partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes or holders of equity interests therein.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS, UNDERLYING UNITS, OR UNDERLYING SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs, Underlying Units, or Underlying Shares that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons over all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, Underlying Units, or Underlying Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and the activities of the partnership. Partners in a partnership holding ADSs, Underlying Units, or Underlying Shares should consult their tax advisors regarding the tax considerations generally applicable to them of acquisition of ADSs, Underlying Units, or Underlying Shares and the ownership and disposition of ADSs, Underlying Units, or Underlying Shares.

Allocation of Purchase Price and Characterization of an ADS

A U.S. Holder of an ADS generally should be treated for U.S. federal income tax purposes as owning such ADS’s Underlying Units, and thereby such Underlying Units’ Underlying Shares. Accordingly, no gain or loss generally should be recognized upon an exchange of ADSs for Underlying Units, or for the Underlying Shares. Furthermore, for U.S. federal income tax purposes, U.S. Holders who acquire an ADS must allocate the purchase price paid for such ADS to such ADS’ Underlying Units, and then among the preferred shares and common shares comprising the Underlying Shares that underly such Underlying Units based on the relative fair market value of each at the time of the acquisition. Under U.S. federal income tax law, U.S. Holders must make his or her own determination of these values based on all the facts and circumstances. Therefore, U.S. Holders should consult with their own tax advisors regarding the determination of value for these purposes. For this purpose, the purchase price (which if not paid in U.S. dollars will be the U.S. dollar value of the foreign currency denominated purchase price, as discussed below under “—Sale or Other Taxable Disposition”) allocated to each of the preferred shares and common shares comprising the Underlying Shares underlying such Underlying Units should constitute the U.S. Holder’s initial tax basis in such Underlying Shares (as discussed below under “—Sale or Other Taxable Disposition”).

Distributions

Subject to the PFIC considerations discussed below, the gross amount of distributions (including any amounts that are treated as interest on shareholders’ equity for Brazilian tax purposes and any additional amounts relating thereto and any amounts withheld in respect of Brazilian taxes) made by the Company with respect to the ADSs, Underlying Units, or Underlying Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as foreign source dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Subject to certain holding period requirements and other limitations, dividends received with respect to the ADSs, Underlying Units, or Underlying Shares by a non-corporate U.S. Holder, including an individual, may be eligible for preferential rates of taxation applicable to “qualified dividend income” provided that (1) the ADSs, Underlying Units, or Underlying Shares, as the case may be, are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program and (2) the Company is not a PFIC (as discussed below under “—Passive Foreign Investment Company Considerations”) for either the taxable year in which the dividend was paid or the preceding taxable year. While there is no income tax treaty between the United States and Brazil and neither the Underlying Units nor the Underlying Shares will be listed for trading on an established securities market in the United States, the ADSs are, pursuant to this annual report, intended to be listed for trading on the Nasdaq, and thus clause (1) above should be satisfied with respect to the ADSs. Accordingly, dividends paid to individuals and other non-corporate U.S. Holders with respect to the ADSs may qualify for the lower rates of taxation applicable to qualified dividend income, so long as the Company is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. However, dividends paid to individuals and other non-corporate U.S. Holders with respect to the Underlying Units or the Underlying Shares generally will not qualify for the lower rates of taxation applicable to qualified dividend income. Moreover, as discussed below under “—Passive Foreign Investment Company Considerations,” no assurances can be given that the Company is not or will not be a PFIC, and thus no assurances can be given that dividends paid to individuals and other non-corporate U.S. Holders with respect to the ADSs will qualify for the lower rates of taxation applicable to qualified dividend income.

The amount of any distribution paid in foreign currency (including amounts withheld to reflect Brazilian withholding tax, if any) will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If it is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a tax basis in such foreign currency equal to the U.S. dollar value on the date of receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any subsequent conversion or other disposition of such foreign currency.

The gross amount of any dividend paid with respect to the ADSs, Underlying Units, or Underlying Shares (including any amounts withheld in respect of Brazilian taxes, if any) generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-refundable non-U.S. taxes withheld, if any, on any distributions on the ADSs, Underlying Units, or Underlying Shares may be eligible for credit against a U.S. Holder’s federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). Certain U.S. Treasury regulations, or the Foreign Tax Credit Regulations, however, require non-U.S. income tax laws to meet certain requirements in order for taxes imposed under such laws to be eligible for credit. The Company has not determined whether these requirements have been met with respect to any such non-U.S. withholding taxes. However, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the Foreign Tax Credit Regulations as they previously existed (i. e., before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends received with respect to the ADSs, Underlying Units, or Underlying Shares will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Treatment of Preferred Stock

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury regulations under that section, the term preferred stock generally refers to stock that enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While the preferred shares comprising a part of the Underlying Shares have some preferences over the common shares comprising the balance of the Underlying Shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, because the determination is highly factual in nature, the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale or Other Taxable Disposition

Subject to the PFIC considerations discussed below, upon a sale or other taxable disposition of the ADSs, Underlying Units, or Underlying Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ADSs, Underlying Units, or Underlying Shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs, Underlying Units, or Underlying Shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs, Underlying Units, or Underlying Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If any Brazilian tax is imposed on the sale or other taxable disposition of the ADSs, Underlying Units, or Underlying Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of the Brazilian tax. See “—Material Brazilian Tax Consequences—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. Brazilian IOF/Exchange tax or any IOF/Bonds tax or IOF/Derivatives tax (described under “—Material Brazilian Tax Consequences—Tax on foreign exchange transactions (‘IOF/Exchange’)” and under “—Material Brazilian Tax Consequences—Tax on Transactions Involving Bonds and Securities and Derivatives” above) will generally not be creditable foreign taxes for U.S. federal income tax purposes.

In addition, even if such tax is eligible for the U.S. federal tax credit, because capital gains on a disposition of the ADSs, Underlying Units, or Underlying Shares generally will be treated as U.S. source, the use of such U.S. foreign tax credits relating to Brazilian withholding taxes imposed with respect to such disposition of the ADSs, Underlying Units, or Underlying Shares, if any, may be limited. Pursuant to the Foreign Tax Credit Regulations discussed above under “—Distributions,” any such Brazilian tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that the U.S. Holder may have that is derived from foreign sources), but temporary relief from such U.S. Treasury regulations may be available under recently issued IRS notices (as described above under “—Distributions”). If Brazilian tax is not creditable, the non-creditable Brazilian tax may reduce the amount realized on the sale or other taxable disposition of the ADSs, Underlying Units, or Underlying Shares. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any Brazilian income tax imposed on the disposition of the ADSs, Underlying Units, or Underlying Shares in their particular circumstances.

If the consideration received upon the sale or other disposition of the ADSs, Underlying Units, or Underlying Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the taxable disposition. If the ADSs, Underlying Units, or Underlying Shares are treated as traded on an established securities market for U.S. federal income tax purposes, a cash basis U.S. Holder or an accrual basis U.S. Holder that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize foreign currency gain or loss to the extent attributable to the difference between the exchange rates on the trade date and the settlement date. Such exchange gain or loss generally will constitute U.S. source ordinary income or loss.

A U.S. Holder’s initial tax basis in the ADSs, Underlying Units, or Underlying Shares generally will equal the cost of the ADSs, Underlying Units, or Underlying Shares (as discussed above under “—Allocation of Purchase Price and Characterization of an ADS”). If a U.S. Holder used foreign currency to purchase an ADS, the cost of the ADS, Underlying Units, or Underlying Shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ADSs, Underlying Units, or Underlying Shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of the ADSs, Underlying Units, or Underlying Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. U.S. Holders should consult their own tax advisors regarding the consequences of using foreign currency to acquire or receiving foreign currency on the sale or other disposition of the ADSs, the Underlying Units, or the Underlying Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average and generally measured at fair market value) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes interest, dividends, royalties and gains from transactions in commodities, and rents.

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. In 2021, the IRS issued proposed U.S. Treasury regulations, or the 2021 Proposed Regulations, and previously issued a notice in 1989 (Notice 89-81, or the Notice) and proposed U.S. Treasury regulations in 1996 (as amended in 1998, or the 1998 Proposed Regulations), which exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The 2021 Proposed Regulations are proposed to be effective for taxable years of shareholders beginning on or after January 14, 2021, while the 1998 Proposed Regulations are proposed to be effective for taxable years beginning after December 31, 1994, and provide that taxpayers may apply the 1998 Proposed Regulations to a taxable year beginning after December 31, 1986, provided the 1998 Proposed Regulations are consistently applied to that taxable year and all subsequent taxable years.

The 2021 Proposed Regulations, the Notice, and the 1998 Proposed Regulations each have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the active bank exception, but the preamble to the 2021 Proposed Regulations authorizes taxpayers to rely upon the Notice or the 1998 Proposed Regulations to determine whether income of a foreign bank may be treated as non-passive. Under the Notice, a qualifying foreign bank must, among other things, derive at least 60% of its gross income from “bona fide” banking activities, which include the acceptance of deposits from unrelated persons which represent at least 50% of its total liabilities for the taxable year, and making loans to unrelated persons which represent at least 50% of the average principal of all loans outstanding during the taxable year. Under both the 2021 Proposed Regulations and the 1998 Proposed Regulations, a qualifying foreign bank must be licensed in the country of its incorporation to do business as a bank and must meet certain deposit-taking requirement. A qualifying active bank must also meet lending requirements under the 1998 Proposed Regulations and, under the 2021 Proposed Regulations, must also carry out one or more specified active financing activities, which include making loans, with unrelated customers in the ordinary course of a banking business.

Under the 1998 Proposed Regulations, a non-U.S. corporation satisfies the deposit-taking requirement if, among other things, the amount of deposits shown on the corporation’s balance sheet is substantial. Whether the amount of deposits on a corporation’s balance sheet is substantial depends on all the facts and circumstances, including whether the capital structure and funding of the bank as a whole are similar to that of comparable banking institutions engaged in the same types of activities and subject to regulation by the same banking authorities. Under the 2021 Proposed Regulations, a non-U.S. corporation satisfies the deposit-taking requirement if the corporation regularly receive bank deposits from unrelated customers in the ordinary course of its banking business. A non-U.S. corporation satisfies the lending requirement under the 1998 Proposed Regulations if the corporation regularly makes loans to customers in the ordinary course of its trade or business.

The PFIC determination is a factual determination that must be made annually after the close of each taxable year. We believe that we were a PFIC for the taxable year ending December 31, 2025. The discussion immediately below describes certain consequences to a U.S. Holder if the Company were a PFIC for any taxable year in which the U.S. Holder owned the ADSs, Underlying Units, or Underlying Shares.

If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, certain of the Company’s subsidiaries may also be treated as PFICs, the U.S. Holder would be deemed to own such lower-tier PFIC indirectly and the U.S. Holder may be subject to the tax consequences described below with respect to the shares of such lower-tier PFIC.

If the Company is a PFIC, a U.S. Holder who owns the ADSs, Underlying Units, or Underlying Shares will generally be subject to adverse tax treatment. Generally, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of the ADSs, Underlying Units, or Underlying Shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the ADSs, Underlying Units, or Underlying Shares. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will generally be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge will be imposed on the resulting tax liability attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on ADSs, Underlying Units, or Underlying Shares exceeds 125% of the average of the annual distributions on the ADSs, Underlying Units, or Underlying Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution will be subject to taxation in the same manner as gain as described under “—Sale or Other Taxable Disposition” above (except that such distributions will be treated as foreign source income). Furthermore, if the Company is a PFIC, dividends paid to individuals and other non-corporate U.S. Holders with respect to the ADSs would not qualify for the lower rates of taxation applicable to qualified dividend income discussed above under “—Distributions.”

If the Company is a PFIC for any year during which a U.S. Holder holds the ADSs, Underlying Units, or Underlying Shares, the Company will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, Underlying Units, or Underlying Shares, even if the Company ceases to meet the threshold requirements for PFIC status.

If the Company is a PFIC and if the ADSs, Underlying Units, or Underlying Shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Generally, an instrument will qualify as “regularly traded” on a given exchange for a given calendar year if it is traded, other than in de minimis quantities, on such exchange on at least fifteen (15) days during each calendar quarter of such calendar year; provided, however, for the calendar in which an instrument is first listed on an exchange, such instrument will qualify as “regularly traded” on a given exchange for a such calendar year if it is traded, other than in de minimis quantities, on such exchange on at least one-sixth (1/6) of the days remaining in the quarter in which such listing occurs, and on at least fifteen (15) days during each remaining quarter of such calendar year.

The Underlying Units are listed for trading on the B3. It is unclear, however, whether the B3 would meet the requirements for a “qualified exchange.” The ADSs are, pursuant to this annual report, intended to be listed for trading on the Nasdaq. However, there is no guarantee the ADSs will trade in sufficient volume to qualify as “regularly traded” on the Nasdaq. Accordingly, there can be no assurance, therefore, that the mark-to-market election would be available to a U.S. Holder of the ADSs, Underlying Units, or Underlying Shares. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, the U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to its indirect interest in any of the Company’s subsidiaries that are treated as PFICs for United States federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund,” or QEF, election to include in income its share of the corporation’s income on a current basis. However, a U.S. Holder may make a QEF election with respect to the ADSs, Underlying Units, or Underlying Shares only if the Company agrees to furnish such holder annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. The Company does not intend to provide information necessary for U.S. Holders to make qualified electing fund elections. Therefore, U.S. Holders should assume that they will not receive such information from the Company and would therefore be unable to make a QEF election with respect to any of the ADSs, Underlying Units, or Underlying Shares.

If a U.S. Holder owns the ADSs, Underlying Units, or Underlying Shares during any year in which the Company is a PFIC, the U.S. Holder generally must file annual reports on an IRS Form 8621, generally with the U.S. Holder’s federal income tax return for that year. A failure to comply with such filing requirements could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

As discussed above, there is a risk that we will be a PFIC for the current taxable year or for any future taxable year. Prospective investors should consult their tax advisors regarding the potential application of the PFIC rules to an investment in the ADSs, Underlying Units, or Underlying Shares.

Reportable Transactions

Certain “reportable transactions” (as defined in the U.S. Treasury regulations) are required to be reported to the IRS including, in certain circumstances, a sale, exchange, redemption, or other taxable disposition of ADSs, Underlying Units, or Underlying Shares or foreign currency received in respect thereof to the extent that such disposition results in a tax loss in excess of a threshold amount. Prospective investors should consult with their own tax advisor to determine the tax return obligations, if any, with respect to their acquisition, holding or disposition of the ADSs, Underlying Units, or Underlying Shares or foreign currency received in respect thereof, including any requirement to file IRS Form 8886.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs, Underlying Units, or Underlying Shares and proceeds from the sale, exchange, redemption or other taxable disposition thereof may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs, Underlying Units, or Underlying Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for the ADSs, Underlying Units, or Underlying Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of the ADSs, Underlying Units, or Underlying Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS, UNDERLYING UNITS, OR UNDERLYING SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

You may read and copy our periodic reports at the SEC’s public reference room at 100 F Street, N. E., Washington, D. C.20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this annual report on Form 20-F.

Our units are listed on the Level 2 segment of the B3, under the symbol “BRBI11.” Our ADSs are listed on the Nasdaq Capital Market under the ticker symbol “BRBI.”

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We also file financial statements and other periodic reports with the B3 that can be accessed through http://www.b3.com.br. Information from that website is not incorporated by reference into this document.

We have appointed Citibank N. A. to act as depositary for the ADSs pursuant to the ADS deposit agreement. Citibank, N. A., as depositary, shall make available for inspection by ADS holders at its principal office located at 388 Greenwich Street, New York, New York 10013, as promptly as commercially practicable after Citibank N. A. ‘s receipt thereof, any such reports and other communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Citibank, N. A., its custodian, or the nominee of either of them as the holder of the units, and (b) made generally available to the holders of such units by us. The Depositary shall also provide or make available to ADS holders copies of such reports when furnished by the Company pursuant to the terms of the ADS deposit agreement. For information on the provisions of the ADS deposit agreement which govern the rights of ADS holders and beneficial owners, see “Item 12 Description of Securities other than Equity Securities–D. American Depositary Shares”.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at: Avenida Brigadeiro Faria Lima, 3,732, Floor 28, CEP 04538-132, São Paulo, Brazil.

Our website is located at https://www.ri. brpartners.com.br. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.

I.	Subsidiary Information

See note 2.c. to our Audited Consolidated Financial Statements for a breakdown of our subsidiaries.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks, including losses resulting from adverse fluctuations in our prices and the market rates that impact our investment positions and portfolio. The primary market risks to which we are exposed relate to fixed interest rates, foreign currency, effective interest rates, foreign exchange rates and inflation as well as securities, commodities and market volatility. Of these risks, we are most significantly exposed to foreign exchange risk, credit risk and liquidity risk.

For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 4 to our Audited Consolidated Financial Statements.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The following table sets for the fees and charges that a holder of ADRs may have to pay pursuant to our ADS deposit agreement. A form of the Deposit Agreement is filed as Exhibit 2.2 to this annual report.

Fees and Charges

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of units, upon a change in the ADS(s)-to-units ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of units)	Up to U.S.5¢ per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-units ratio, ADS conversions, upon termination of the ADS deposit agreement, or for any other reason)	Up to U.S.5¢ per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.5¢ per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.5¢ per ADS held
Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S.5¢ per ADS held
ADS Services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank
Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.5¢ per ADS (or fraction thereof) transferred
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the ADS deposit agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the ADS deposit agreement)).	Up to U.S.5¢ per ADS (or fraction thereof) converted

ADS holders are also responsible to pay certain charges (some of which may be cumulative) such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of units on the share register and applicable to transfers of units to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to units, ADSs and ADRs; and

●	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the ADS deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the effectiveness of this annual report. Note that the fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that material information required to be disclosed in the reports filed with, or submitted to the SEC under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures.

B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mrs. Trematore is an “audit committee financial experts” as defined by current SEC rules.

ITEM 16B.	CODE OF ETHICS

We adopted a Code of Conduct in July 2020, last revised on April 9, 2025, which regulates the set of ethical principles that shall guide the conduct of our employees, officers and directors.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

		Year Ended December 31,
		2025		2024
		(millions of R$)

Audit fees	R$	1.6	R$	0.6
Audit-related fees(1)	R$	1.3	R$	3.2
Total fees	R$	2.9	R$	3.8

(1)	Audit related-fees include fees for services in connection with the review of certain products issued by the capital markets operations.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under Nasdaq rule 5605(c)(2)(a) and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3 and not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the previous three years, and that meet certain other membership requirements. In addition, listed companies that are subject to such rules and requirements are required to have an audit committee with a written charter that is compliant with the requirements of Nasdaq rule 5605(c)(1), and the listed company must fulfill all other requirements of the Nasdaq rules and Rule 10A-3.

Notwithstanding the above, the SEC has recognized that foreign private issuers may be exempt from such requirements, and local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a non-statutory audit committee. Our non-statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The non-statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. We do not believe that our reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of our non-statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporate Law. See, “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Non-Statutory Audit Committee.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 11, 2025, our Board of Directors approved the appointment of Deloitte Touche Tohmatsu Auditores Independentes Ltda. (“Deloitte”) to act as our independent public accounting firm for the fiscal year ending December 31, 2026, dismissing KPMG Auditores Independentes Ltda., upon the completion of its audit of our consolidated financial statements for the year ended December 31, 2025 and the issuance of their report thereon, which is included herein dated April 30, 2026.

During the two fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through December 11, 2025, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement (“Disagreements”), or (2) reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F (“Reportable Events”). Additionally, there were no Disagreements or Reportable Events through April 30, 2026.

The audit reports of KPMG on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through December 11, 2025, neither us nor anyone acting on our behalf has consulted with Deloitte regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

We have provided KPMG with a copy of the foregoing disclosures and have requested that KPMG furnish us with a letter addressed to the SEC stating whether or not KPMG agrees with such disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The Nasdaq Stock Market LLC Rules, or the Nasdaq rules, provide that foreign private issuers are permitted to follow home country practice in lieu of certain Nasdaq corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

●	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

●	have a minimum of three members on our audit committee, all of whom are independent and meet certain other membership criteria;

●	have a compensation committee consisting entirely of independent members and with a minimum of two members;

●	have a nominations committee consisting entirely of independent members or have a majority of independent directors perform the functions generally performed by such committee;

●	have regularly scheduled executive sessions of our board that consist of independent directors only; or

●	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

Our units are listed on the Nível 2 listing segment. To have its shares listed on the Nível 2 listing segment, a company, its management, controlling shareholders and the B3 must enter into the Nível 2 participation agreement and the company’s bylaws must comply with the rules of Nível 2.

Companies listed on Nível 2 are voluntarily subject to stricter rules than those provided for under Brazilian Corporations Law, including requirements to: (1) maintain a free float of at least 25.0% of its capital stock; (2) disclose certain additional information in their financial statements; (3) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company; and (b) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholders, if applicable, the members of the board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws; (4) conduct offerings that will facilitate broad share ownership; (5) disclose quarterly nonfinancial information, including the number of shares held by the company’s management and the number of outstanding shares; (6) disclose related-party transactions; (7) have a board of directors that comprises at least 5 members elected by shareholders at the company’s general meeting, of which, at least 20% must be independent directors; (8) establish a unified mandate of a maximum of 2 years for members of the board of directors, subject to re-election; and (9) not permit the positions of chairman of the board of directors and chief executive officer or main executive of the Company to be accumulated by the same person, subject to certain exceptions.

In addition, all of the new members of the board of directors and all executive officers of companies listed on the Nível 2 must execute a Statement of Consent (Termo de Anuência), prior to taking office, agreeing with all terms and conditions of the Nível 2 listing segment.

Pursuant to our bylaws, we, our shareholders, our management and the members of our fiscal council must submit to arbitration any and all disputes or controversies involving any of them and the B3, relating to the Nível 2 Listing Rules, our bylaws, Brazilian Corporations Law, the rules published by the CMN, the CVM, and the Brazilian Central Bank, and other rules applicable to the Brazilian capital markets in general, in addition to the listing agreement for adhesion to the Nível 2 listing segment of the B3 and Arbitration Rules of the Market Arbitration Chamber.

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, as a result of the listing of our ADSs on the Nasdaq, we are required to comply with the Nasdaq rules.

Nasdaq rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. Under Nasdaq rules, we are required to:

●	have an audit committee in accordance with an exemption available to foreign private issuers, as discussed below;

●	provide prompt notification to Nasdaq of any material non-compliance with any corporate governance rules; and

●	provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

Nasdaq rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a relationship between the director and the listed company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Brazilian Corporate Law requires the participation of independent members on our board of directors, in accordance with the criteria defined by the CVM. Under the B3 listing and CVM rules, a minimum of 20% of our total directors must be independent. In addition, pursuant to the Brazilian Corporate Law and CVM regulations, our directors are required to meet certain qualification requirements that address their duties and responsibilities. While our directors meet the qualification requirements of the Brazilian Corporate Law, CVM regulations and B3 listing regulations, we do not believe that a majority of our directors would be considered independent under the Nasdaq rules’ test for director independence.

Executive Sessions

Nasdaq rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporate Law does not have a similar provision.

Nominations and Compensation Committee

Nasdaq rules require that listed companies maintain a compensation committee comprising entirely independent directors and governed by a written charter detailing, among other matters, the scope of the compensation committee’s responsibilities. The responsibilities of the compensation committee include, among other matters, determining (or recommending to the board for determination) the compensation of the chief executive officer and all other executive officers of the Company, as well as the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other adviser retained by the compensation committee. Nasdaq rules also require that director nominees of listed companies are either selected or recommended for the board’s selection by a nominations committee comprising entirely independent directors or by independent directors constituting a majority of the board’s independent directors, and that the nomination process is governed by a written charter or board resolution.

Pursuant to the Brazilian Corporate Law and Brazilian securities regulations, we are not required to maintain a nominations committee or a compensation committee. Our non-statutory compensation committee is not comprised entirely of independent directors and we do not have a nominations committee, which is permitted by Brazilian Corporate Law and Brazilian securities regulations. Aggregate compensation for our directors and executive officers is established by our shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among our directors and executive officers is determined by our directors at board of director meetings. The Brazilian Corporate Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

Audit Committee and Audit Committee Additional Requirements

Under Nasdaq rule 5605(c)(2)(a) and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3 and not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the previous three years, and that meet certain other membership requirements. In addition, listed companies that are subject to such rules and requirements are required to have an audit committee with a written charter that is compliant with the requirements of Nasdaq rule 5605(c)(1), and the listed company must fulfill all other requirements of the Nasdaq rules and Rule 10A-3.

Notwithstanding the above, the SEC has recognized that foreign private issuers may be exempt from such requirements, and local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a non-statutory audit committee. Our non-statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The non-statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. We do not believe that our reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of our non-statutory audit committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporate Law. See, “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Non-Statutory Audit Committee.”

Shareholder Approval of Certain Securities Issuances

Nasdaq rules provide for certain exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material amendments to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporate Law, all stock option plans must be submitted for approval by the holders of our common shares.

Nasdaq rules also require shareholder approval prior to certain other issuances of securities, including: (1) certain issuances in connection with the acquisition of the stock or assets of another company, (2) issuances or potential issuances that will result in a change of control over the company, and (3) certain issuances in transactions other than public offerings, as defined in the Nasdaq rules. Pursuant to the Brazilian Corporate Law and our bylaws, securities issuances (including common and preferred stock and convertible securities) do not require the approval of our shareholders to the extent that our authorized capital is not exceeded as a result of any such issuance, irrespective of the type.

Review of Related Party Transactions

Nasdaq rules require listed companies to conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis. Such review and oversight must be conducted by the company’s audit committee or another independent body of the board of directors. The Brazilian Corporate Law does not have a similar provision, except for certain rules with respect to voting in cases of conflicts of interest and self-dealing by management members and controlling shareholders.

On July 20, 2020, our board of directors approved our Related Party Transactions Policy and our Related Party Transactions Policy guidelines, which have been effective since April 2019. All of our transactions with related parties must be approved by our board of directors. Such transactions are not subject to review by an independent audit committee or an independent body of the board of directors. Additionally, pursuant to the Brazilian Corporations Law, a related party transaction with a value exceeding 50% of the Company’s assets must be approved by the holders of our common shares.

For additional information on our policies relating to related party transactions, see “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

Quorum Requirements

Nasdaq rules require a quorum of 33.33% of the outstanding shares of the company’s common voting stock at meetings of the Company’s shareholders. Under the Company’s bylaws, as required by Brazilian corporate law, as a general rule, a quorum at a shareholders’ meeting of the Company consists of shareholders representing at least 25% of the Company’s issued and outstanding voting shares on the first call and, on the second call, any number of voting shareholders. If the Company’s shareholders are called upon to amend the Company’s bylaws, the quorum required at the first call is the shareholders representing at least two thirds of the Company’s issued and outstanding voting shares, and any number of shareholders on the second call.

Code of Conduct

Nasdaq rules require that listed companies adopt and disclose a code of conduct for directors, officers and employees and that any waivers of the code for directors or executive officers are approved by the board of directors or a board committee and be promptly disclosed. Applicable Brazilian law does not have similar requirements with respect to waivers of the code of conduct, among other differences. We adopted a Code of Conduct in July 2020, last revised on January 30, 2026, which regulates the set of ethical principles that shall guide the conduct of our employees, officers and directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We adopted a Securities Trading Policy and Disclosure Policy in December 2021, which regulates the use and disclosure of information, as well as the trading of securities by individuals who possess sensitive or material information related to the Company, its subsidiaries or affiliates. This policy applies to our controlling shareholders, executive officers, members of our board of directors, fiscal council, technical or advisory bodies and statutory and non-statutory committees, employees of the Company, its subsidiaries and affiliates, service providers and other individuals with access to sensitive and/or material information.

Our Securities Trading Policy and Disclosure Policy has been prepared in accordance with the provisions of CVM Resolution No.44/21 and the B3 Novo Mercado Listing Rules, as well as other applicable regulations and guidelines, including those issued by CVM, and are aligned with best market practices.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management program is designed to leverage the security risks within Group personnel, based on industry best practices, and to provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of our infrastructure, services and applications supported/developed internally and by third-party service providers.

The Company’s cybersecurity risk management framework is structured in accordance with applicable Brazilian regulations, including Brazilian National Monetary Council (CMN) Resolution No. 4,893/2021, which establishes requirements for cybersecurity policies, governance, incident response, business continuity and third-party risk management for regulated financial institutions.

Pursuant to such regulation and the Company’s internal policies, the Company maintains a cybersecurity policy approved by its Board of Directors on March 17, 2025, in alignment with the existing manuals and procedures and consistently applied across the Group. This Policy enhances the existing risk management framework by strengthening escalation procedures and controls and further aligning internal risk governance practices with those adopted at the Group level.

The Company maintains processes designed to assess, identify, prevent, detect, mitigate, and remediate risks arising from cybersecurity threats. These processes include periodic risk assessments, access management controls, data protection measures, business continuity planning, incident response procedures, and continuous monitoring mechanisms, including vulnerability management lifecycle and penetration tests. Such procedures are aligned with the guidelines set forth in Resolution No. 4,893/2021 and are implemented in accordance with the Company’s internal information security and risk management policies.

Our evaluation process also involves an annual review of our cybersecurity framework, benchmarking its performance against industry standards and recognized frameworks, as part of our annual overall risk management review.

The Company engages third parties such as assessors, consultants, auditors and Managed Security Services Providers (MSSPs) to support certain aspects of its information technology and cybersecurity environment. In particular, the Company engages managed services related to its Security Operations Center (SOC), including continuous security monitoring, vulnerability management, threat intelligence, and Endpoint Detection and Response (EDR) solutions, in order to strengthen its capabilities to detect, prevent, and respond to cybersecurity incidents. In accordance with Resolution No. 4,893/2021 and its internal policies, the Company also maintains procedures to assess and monitor cybersecurity risks associated with third-party providers, including contractual safeguards, due diligence processes, and ongoing oversight mechanisms.

In addition, the Company utilizes market-established tools, with frequent updates and strong capabilities for detecting and responding to cyber threats. Beyond detection capabilities, the Company also adopts measures aimed at cyber resilience, including investments in solutions that enable the secure restoration of data and systems, with immutability mechanisms, in order to safeguard the integrity of information and ensure business continuity. The Company also engages specialized service providers that maintain direct channels with the manufacturers of the adopted solutions, ensuring access to specialized professionals and qualified technical support whenever necessary.

The Company has established an incident response plan designed to ensure timely identification, escalation, investigation, and remediation of cybersecurity incidents. To date, the Company has not identified cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, its business strategy, results of operations, or financial condition. In 2022, we faced a significant cyber-attack that affected our operations and impacted our internal systems. We took immediate measures to avoid service disruption and mitigate the damage, including implementing an incident response plan and communicating with the relevant authorities, avoiding any material permanent impacts on our business. We consequently reviewed our cyber defenses, enhanced our security policies and implemented new technologies and processes to protect against future threats. Nevertheless, cybersecurity threats remain a dynamic risk, and the Company continues to enhance its controls and monitoring mechanisms accordingly. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Us—Failure to adequately protect against cybersecurity risks may materially adversely affect us.”

Governance

The Board of Directors is responsible for overseeing cybersecurity risks as part of its broader oversight of risk management. The Board of Directors receives periodic reports regarding cybersecurity matters including risk assessments, incidents (if any), and the effectiveness of related control, from the Risk and Compliance Committee or the Audit Committee.

Management is responsible for implementing and maintaining the Company’s cybersecurity framework. The Information Security function is responsible for assessing, identifying, and managing cybersecurity risks, as well as monitoring the processes for the prevention, detection, mitigation, and response to cybersecurity incidents, ensuring compliance with applicable regulatory requirements and the Company’s internal policies and procedures. Once identified, such risks are reported through a specific reporting channel in accordance with the risk matrix established by the Company.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See our Audited Consolidated Financial Statements beginning at page F-1.

Item 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description

1.1	English translation of the Bylaws of BRBI BR Partners S.A. (incorporated herein by reference to Exhibit 1.1 of the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of BRBI BR Partners S.A. (File No.001-42757) filed with the Securities Exchange Commission on July 21, 2025).
2.1*	Description of Securities registered under Section 12 of the Exchange Act
2.2	Form of Deposit Agreement, among BRBI BR Partners S.A., Citibank, N. A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 99(a) to the Form F-6 Registration Statement under the Securities Act of 1933 of BRBI BR Partners S.A. (File No.333-289116) filed with the Securities and Exchange Commission on July 31, 2025).
2.3	Form of American Depositary Receipt evidencing American Depositary Shares representing units of BRBI BR Partners S.A. (included in Exhibit 2.1).
2.4	Form of Unit Deposit Agreement, among BRBI BR Partners S.A., Itaú Corretora, as Unit Depositary, and the owners and holders from time to time of units issued hereunder (incorporated herein by reference to Exhibit 2.3 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of BRBI BR Partners S.A. (File No.001-42757) filed with the Securities Exchange Commission on July 21, 2025).
2.5	Form of Amendment No.1 to the Unit Deposit Agreement, among BRBI BR Partners S.A., Itaú Corretora, as Unit Depositary, and the owners and holders from time to time of units issued hereunder. (incorporated herein by reference to Exhibit 2.4 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of BRBI BR Partners S.A. (File No.001-42757) filed with the Securities Exchange Commission on July 21, 2025)
8.1	List of subsidiaries of the Registrant. See note 2.c to our Audited Consolidated Financial Statements.
10.1*	English translation of the Shareholders’ Agreement dated as of August 29, 2025 by and among BR Partners Holdco Participações and Black River Holding e Investimentos Ltda.
11.1*	Code of Conduct
11.2*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1*	KPMG Consent Letter
97.1*	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2026	BRBI BR Partners S.A.

/s/ Ricardo Fleury Cavalcanti de Albuquerque Lacerda
	Name:	Ricardo Fleury Cavalcanti de Albuquerque Lacerda
	Title:	Chief Executive Officer

/s/ José Flávio Ferreira Ramos
	Name:	José Flávio Ferreira Ramos
	Title:	Chief Financial Officer

Content

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
BRBI BR Partners S.A

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BRBI BR Partners S.A and subsidiaries (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

April 30, 2026

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Consolidated statements of financial position at December 31

(In thousands of reais)

		Consolidated
	Notes	2025	2024
Assets
Cash and cash equivalents	5	137,792	575,235
Financial assets at fair value through profit or loss	6a	11,712,650	9,273,217
- Government bonds		11,369,995	8,684,734
- Private securities		174,349	405,612
- Investment fund quotas		168,306	182,871
Financial assets at fair value through other comprehensive income	6b	3,308,755	2,379,657
- Private securities		1,385,470	1,063,568
- Investment fund quotas		1,923,285	1,316,089
Derivative financial instruments	7	1,023,349	1,071,190
Financial assets at amortized cost	8	1,124,190	1,576,438
- Loans		184,958	346,523
- Other financial assets at amortized cost		939,232	1,229,915
Other assets		26,874	27,260
Deferred tax assets	17b	92,425	95,639
Property, plant and equipment		44,265	42,329
Intangible assets		12,283	15,522
Total assets		17,482,583	15,056,487

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Consolidated statements of financial position at December 31

(In thousands of reais)

		Consolidated
	Notes	2025	2024
Liabilities and shareholder’s equity
Financial liabilities at fair value through profit or loss	11.a	33,222	-
Financial liabilities at amortized cost	11.b	16,062,202	13,664,510
- Repurchase agreements		9,938,917	8,056,208
- Client deposits		1,637,964	2,627,471
- Funds from securities issued		3,703,658	1,841,558
- Other financial liabilities		781,663	1,139,273
Derivative financial instruments	7a	344,451	317,315
Amounts payable		53,934	93,253
- Suppliers		11,243	16,022
- Other amounts payable	10	42,691	77,231
Taxes payable		19,998	12,806
Current tax liabilities		9,382	15,914
Deferred tax liabilities	17b	176,096	148,099
Total liabilities		16,699,285	14,251,897

Shareholders’ equity
Capital	12a	674,940	674,940
Capital reserves		(30,193)	(30,193)
Profit reserves		149,025	169,245
Other comprehensive (loss)		(10,474)	(9,402)
Total shareholders’ equity		783,298	804,590
Total liabilities and shareholders’ equity		17,482,583	15,056,487

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Consolidated statements of profit or loss: year ended December 31

(In thousands of reais)

		Consolidated
	Notes	2025	2024	2023

Interest revenues and gains on financial instruments		12,107,943	7,049,611	6,310,038
Interest expenses and losses on financial instruments		(11,896,367)	(6,833,214)	(6,120,890)
Net interest revenue (expense) and gains (losses) on financial instruments	14	211,576	216,397	189,148

Revenues from rendering of services		319,804	364,822	246,665
Total service revenues		319,804	364,822	246,665
Total revenues	13	531,380	581,219	435,813
Personnel expenses		(126,527)	(143,901)	(122,500)
Administrative expenses	15	(118,974)	(136,658)	(72,045)
Tax expenses	16	(41,410)	(45,052)	(36,705)
(provision) due to expected credit losses		(13,124)	(14,355)	(1,490)
Other revenues		2,135	1,253	1,744
Other expenses		(829)	(3,076)	(4,588)
Operating expenses		(298,729)	(341,789)	(235,584)
Profit before income tax		232,651	239,430	200,229

Income taxes	17a	(57,578)	(45,760)	(45,145)
Profit for the year		175,073	193,670	155,084
Profit attributable to the Group’s shareholders		175,073	193,670	155,084
Basic and diluted earnings ordinary share (R$)	12c	0.56	0.61	0.49

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Consolidated statements of comprehensive income: year ended December 31

(In thousands of reais)

	Consolidated
	2025	2024	2023
Profit for the year Other comprehensive income (OCI)	175,073	193,670	155,084
Items that are or may be reclassified subsequently to profit or (loss)	(1,072)	(5,155)	111

Fair value through other comprehensive income (FVOCI)
- Adjustment to fair value	(2,771)	(10,005)	640
- Tax effects	1,247	4,502	(288)
Foreign operations - foreign currency translation differences	452	348	(241)
Total comprehensive income for the year	174,001	188,515	155,195

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Statements of changes in shareholders’ equity: year ended December 31

(In thousands of reais)

			Profit reserve		Other comprehensive income
	Capital	Capital reserve	Legal	Other profit reserves	Equity valuation adjustments	Accumulated translation adjustment	Retained earnings	Total shareholders’ equity
December 31, 2022	674,940	(30,193)	37,249	126,579	(3,879)	(479)	-	804,217
Profit for the year	-	-	-	-	-	-	155,084	155,084
Other comprehensive income/(loss)	-	-	-	-	352	(241)	-	111
Total comprehensive income, net of taxes	674,940	(30,193)	37,249	126,579	(3,527)	(720)	155,084	155,195
Transactions with shareholders and formation of reserves
Formation of reserves
- Legal	-	-	7,754	-	-	-	(7,754)	-
- Expansion and investments	-	-	-	109,532	-	-	(109,532)	-
Interim dividends paid – 2023	-	-	-	(81,897)	-	-	(25,199)	(107,096)
Additional dividends paid – 2022	-	-	-	(31,499)	-	-	-	(31,499)
Additional dividends proposed – 2023	-	-	-	12,599	-	-	(12,599)	-
Total transactions with shareholders and formation of reserves	-	-	7,754	8,735	-	-	(155,084)	(138,595)
December 31, 2023	674,940	(30,193)	45,003	135,314	(3,527)	(720)	-	820,817
Profit for the year	-	-	-	-	-	-	193,670	193,670
Other comprehensive (loss)	-	-	-	-	(5,503)	348	-	(5,155)
Total comprehensive income, net of taxes	674,940	(30,193)	45,003	135,314	(9,030)	(372)	193,670	188,515
Transactions with shareholders and formation of reserves
Formation of reserves
- Legal	-	-	9,683	-	-	-	(9,683)	-
- Expansion and investments	-	-	-	95,159	-	-	(95,159)	-
Interim dividends paid - 2024	-	-	-	(78,747)	-	-	(31,499)	(110,246)
Additional dividends paid - 2023	-	-	-	(12,599)	-	-	-	(12,599)
Extraordinary dividends paid	-	-	-	(43,467)	-	-	(38,430)	(81,897)
Additional dividends proposed – 2024	-	-	-	18,899	-	-	(18,899)	-
Total transactions with shareholders and formation of reserves	-	-	9,683	(20,755)	-	-	(193,670)	(204,742)
December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Profit for the year	-	-	-	-	-	-	175,073	175,073
Other comprehensive (loss)	-	-	-	-	(1,524)	452	-	(1,072)
Total comprehensive income, net of taxes	674,940	(30,193)	54,686	114,559	(10,554)	80	175,073	978,591
Transactions with shareholders and formation of reserves
Formation of reserves	-	-	-	-	-	-	-	-
- Legal	-	-	8,754	-	-	-	(8,754)	-
- Expansion ands investments	-	-	-	128,521	-	-	(128,521)	-
Interim dividends paid – 2025	-	-	-	(69,298)	-	-	(37,798)	(107,096)
Extraordinary dividends paid	-	-	-	(69,298)	-	-	-	(69,298)
Additional dividends paid – 2024	-	-	-	(18,899)	-	-	-	(18,899)
Total transactions with shareholders and formation of reserves	-	-	8,754	(28,974)	-	-	(175,073)	(195,293)
December 31, 2025	674,940	(30,193)	63,440	85,585	(10,554)	80	-	783,298

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Consolidated statements of cash flow: year ended December 31,

(In thousands of reais)

	Consolidated
	2025	2024	2023
Cash flows from operating activities
Profit	175,073	193,670	155,084
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	(39,416)	(46,131)	(53,314)
Impairment losses	13,124	14,355	1,490
Depreciation and amortization	10,837	7,509	6,727
Deferred taxes	31,211	7,461	(6,060)
Provision for contingencies	(326)	162	143
Interest - subordinated financial bills	94,804	25,511	165
	285,307	202,537	104,235
Change in:
Financial assets at fair value through profit or loss	(2,439,433)	(1,554,971)	(1,356,361)
Derivative financial instruments	74,977	(943,226)	342,881
Financial assets at amortized cost
- Loans	148,441	(161,192)	36,361
- Other financial assets at amortized cost	290,683	(231,044)	(961,408)
Financial assets at fair value through other comprehensive income	(930,170)	(1,194,362)	(409,373)
Other assets	386	42	(5,170)
Amounts payable – suppliers	(4,779)	11,295	1,382
Financial liabilities at amortized cost
- Repurchase agreements	1,882,709	2,375,488	697,305
- Client deposits	(989,507)	570,066	760,393
- Debt issued and others	1,615,464	842,650	74,988
- Other financial liabilities	(357,610)	195,336	939,589
Financial liabilities at fair value through profit or loss	33,222	-	-
Taxes payable	32,600	14,359	59,494
Other amounts payable	(35,015)	(568)	7,099
Cash generated by (used in) operating activities	(392,725)	126,410	291,415
Income tax and social contribution paid	(31,940)	(36,236)	(58,628)
Net cash generated (used in) operating activities	(424,665)	90,174	232,787

Cash flows from investing activities
Acquisition of property, plant and equipment for use	(572)	(2,810)	(2,233)
Acquisition of intangible assets	-	-	(5,767)
Cash (used in) investing activities	(572)	(2,810)	(8,000)

Cash flows from financing activities
Lease liabilities	(8,161)	(6,420)	(2,388)
Issuance of subordinated financial bills	194,400	372,900	72,600
Payment of coupons financial bills	(42,568)	(7,186)	-
Dividends paid	(195,293)	(204,742)	(138,595)
Cash generated by (used in) in financing activities	(51,622)	154,552	(68,383)

Increase (decrease) in cash and cash equivalents	(476,859)	241,916	156,404
Cash and cash equivalents at the beginning of the year	575,235	287,188	77,470
Effect of changes in exchange rates on cash and cash equivalents	39,416	46,131	53,314
Cash and cash equivalents at the end of the year	137,792	575,235	287,188
Increase (decrease) in cash and cash equivalents	(476,859)	241,916	156,404

Supplementary information of operating cash flows
Interest received	1,380,907	1,236,819	826,401
Interest paid	(1,357,102)	(1,386,180)	(656,957)

See the accompanying notes to financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

1.	Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”), formerly “BR Advisory Partners Participações S.A.” until March 20, 2025 is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, which has it shares traded in units on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”), under the ticker BRBI11. Each unit consists of 2 preferred shares and 1 ordinary share of the Group.

In Brazil, shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”) under the ticker BRBI11. Each unit is composed of two preferred shares and one ordinary share. The Group also maintains Level II American Depositary Receipts (ADRs), which are backed by four units listed on the B3 and traded on the Nasdaq Inc.

The Group is engaged in investing in other companies, domestic or foreign, as a partner, quota holder or shareholder and management of our assets. The ultimate control of the Group is held by BR Partners Holdco Participações S.A. (“Holdco”), which holds 35.59% of the ordinary shares – 29% and 55.01% at December 31, 2025 and 2024, respectively – of the Group’s total capital.

On August 29, 2025, BR Partners Holdco Participações S.A. (“Holdco”) — the Group’s direct controlling shareholder — completed an intra-group corporate reorganization. This process involved a partial spin-off of equity interest in the Group, with the spun-off portion transferred to a newly incorporated holding company, Black River Holdings e Investimentos Ltda. (“Black River”). As a result of this reorganization, Black River now holds a 26.01% equity interest, while Holdco’s ownership interest was reduced from 55.01% to 29.0% of the Group’s total capital. This intra-group corporate reorganization does not result in any changes to the Group’s control structure, nor does it impact the Group’s governance, operations, administrative structure, or strategy.

The Group is integrated into a business context related to investment banking, capital markets, treasury, sales and structuring, investments, and wealth management.

2.	Preparation basis and presentation of financial statements

a.	Statements of conformity regarding IFRS

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”)

The Group’s financial statements were approved for issuance by Board of Directors on April 30, 2026.

b.	Functional and presentation currency

Financial statements are presented in thousands of Reais, which is the functional currency of the Group.

Transactions in foreign currencies are converted into functional currency by using foreign exchange rates prevailing on the transaction or valuation dates when the items are remeasured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statements of profit or loss in the “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments” captions.

Exchange gains and losses resulting from the settlement of those transactions and from the conversion at each period-end exchange rate translation of monetary assets and liabilities in foreign currencies, are recognized in financial statements as interest revenues or expenses and gains on financial instruments. For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

c.	Consolidated financial statements

In the consolidation, intercompany balances and transactions were eliminated through the following procedures: a) elimination of asset and liability account balances between consolidated companies; b) elimination of the Group’s investment balances with the balances of capital, reserve and retained earnings (losses) of the subsidiaries.

We highlight the direct and indirect subsidiaries included in the consolidated financial statements:

			% interest
	Line of business	Country	12/31/2025(1)	12/31/2024(1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda. (3)	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria Financeira Rio de Janeiro (4)	Rendering of Services	Brazil	100	-
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of Services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of Services	Brazil	99.99	99.99
Investment funds (2)
Total Fundo de Investimento Multimercado Investimento no Exterior - Crédito Privado	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Little Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding).
(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.
(3)	On June 16, 2025, the corporate name of BR Partners Assessoria em Reestruturação Financeira Ltda. was changed to BR Partners Assessoria em Soluções de Capital Ltda.
(4)	The subsidiary was incorporated in the third quarter of 2025, headquartered in Rio de Janeiro, with the corporate purpose of providing business management consulting services.

3.	Material accounting policies

a.	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other highly liquid short-term interest earning bank deposits with original maturities of up to 3 months as of investment date, are convertible into a known sum of cash and subject to an insignificant risk of change of value.

b.	Financial instruments

Recognition and measurement

For IFRS 9 - Financial Instruments, the Group performs the following: (i) uses models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) complies with hedge accounting requirements, maintaining the main guidelines related to the recognition and derecognition of financial instruments.

Classification and measurement of financial assets

The Group classifies its financial assets under the following measurement categories: fair value through profit or loss (“FVTPL”); Fair value through other comprehensive income (FVTOCI); or amortized cost. The classification depends on the analysis performed on the business model and the SPPI (Solely Payments of Principal and Interest) test.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

●	Financial instruments at amortized cost

A financial asset, if not designated at fair value through profit or loss on initial recognition, is measured at amortized cost if both of the following conditions are met:

-	It is held within a business model whose purpose is to obtain contractual cash flows; and

-	The contractual terms of financial asset represent contractual cash flows with solely payments of principal and interest.

The book value of these assets is adjusted for any recognized impairment provision; interest revenue on these financial assets is included in “Interest revenue and gains on financial instruments”, using the effective interest rate method.

●	Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are comprised by financial instruments held for trading and items designated at fair value through profit or loss on initial recognition. Moreover, financial assets with contractual terms that do not only represent principal and interest payments are also measured at fair value through profit or loss.

Financial instruments measured at fair value through profit or loss are initially recognized at fair value, with costs related to the transaction being recognized in the profit or loss when incurred. Subsequently, such instruments are measured at fair value, and any gains or losses are recognized in profit or loss as they are determined.

When a financial asset is measured at fair value, a credit assessment adjustment is included to reflect the credit quality of the counterparty, representing changes in the fair value attributable to the credit risk.

At initial recognition, the financial asset or liability may be irrevocably designated, as measured at fair value through profit or loss if eliminating or reducing a measurement or recognition inconsistency (“accounting mismatch”) which may otherwise result from the measurement of assets or liabilities or the recognition of gains and losses on these assets and liabilities on a different basis.

●	Financial instruments at fair value through other comprehensive income - equity and debt instruments

Equity instruments are instruments that meet the definition of shareholders’ equity from the perspective of the issuer; that is, instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the shareholders’ equity of the issuer.

Debt instruments are instruments that meet the definition of financial liability from the perspective of the issuer, such as loans, government and private bonds. The subsequent classification and measurement of debt instruments depends on the business model to manage the asset of the asset’s cash flow characteristics.

Investments in debt instruments are measured at fair value through other comprehensive income when they:

-	Have contractual terms that give rise to cash flows on specific dates, which represent only payments of principal and interest on the outstanding principal balance; and

-	They are maintained in a business model whose purpose is achieved by combining the receipt of contractual cash flows and sale of financial instrument.

These debt instruments are initially recognized at fair value plus transaction costs directly attributed and subsequently measured at fair value. Gains and losses arising from changes in fair value are recorded in other comprehensive income. Impairment gains and losses, interest revenues and foreign exchange gains and losses are recorded in the income (loss). In the settlement of the debt instrument, the gains or losses accumulated in other comprehensive income are reclassified to profit or loss.

i.	Evaluation of business model and evaluation of SPPI

The subsequent classification and measurement of debt instruments depends on the business model to manage the asset of the asset’s cash flow characteristics based on analysis of the Solely Payments of Principal and Interest (SPPI) test.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

The business model reflects how the Group manages its financial assets. That is, it prospectively assesses expected losses, always using the amounts/ procedures/ methodologies/ provisions defined in our internal manuals as a criterion for allowances.

Classification of assets at amortized cost refers to assets that are held for collection of contractual, and those contractual flows represent solely payments of principal and interest and are not designated at fair value through profit or loss. They are measured at amortized cost. This category includes loans, financing (loans) and other receivables. This category also includes Securities that meet the criteria of this category. These investments are measured at amortized cost less impairment loss and revenue recognized by using the effective interest rate.

Financial assets at fair value through other comprehensive income, this category includes debt instruments which, depending on the business model, are aimed at collecting contractual cash flows or sales cash flows, and have contractual cash flows that correspond exclusively to payments of principal and interest.

Financial assets at fair value through other comprehensive income are stated at fair value with changes in fair value recognized in a separate line of “Other comprehensive income” in shareholders’ equity, less tax effects, except for expected credit losses and interest from these assets that are recognized in income (loss). When the investment is disposed, income previously accumulated in the adjustment at fair value account in shareholders’ equity is reclassified to income (loss).

ii.	Identification and evaluation of impairment

The Group measures expected credit loss model based on IFRS 9, that requires the Group to record the expected credit losses on all of its financial assets not classified as FVTPL, on a 12-month basis or over the lifetime of the instrument. In the evaluation of the expected credit losses model, the Group adopted the default criteria and significant increase of credit risk and took into consideration its current procedure for provision for expected losses, the credit risk characteristics of the operations, its business segments and customers, its historical default rate, future estimates of losses and growth indicators applicable to the Group’s area of activity.

For the default criterion, the Group adopts 90 days in arrears, and regarding the criterion of significant increase in the level of risk, the Group considers the difference of two points up between the initial classification of operation’s risk level and the current risk level assessment. This differential can be given by the assessment of the customer’s rating by the Credit Department with subsequent approval by the Credit Committee. The Group assesses the risk profile of each customer, always taking into account the following topics, among other aspects: i) company’s profile; ii) area of activity; iii) macroeconomic performance; and iv) structure of the operation and its guarantees.

c.	Derivative financial instruments and hedge accounting

Derivatives

These operations are registered and held in custody at B3 S.A.. The risk management area monitors daily the Group’s compliance with the parameters defined in the Group’s Risk Policy. The Group’s policy aims to establish the tolerances of the Management Committee of BR Partners Group to the market risk exposure, define the techniques to effectively manage, mitigate and prevent excessive exposure to market risk. The fair value of derivative financial instruments is calculated based on the market prices of their underlying assets (fair value). The operations currently aim to offset risks arising from exposure to changes in the fair value of assets or liabilities and are accounted for at fair value in equity accounts, with realized and unrealized gains and losses recognized in income (loss) for the year. Contract values or notional values are recorded in memorandum accounts.

Derivatives are classified according to the Management’s intention, on the date of contracting the transaction, considering whether their purpose is to hedge against risks or not. Operations that utilize financial instruments for portfolio hedge or that do not fulfill the protection criteria (especially derivatives utilized to manage global risk exposure), are recorded at fair value, with realized and unrealized gains and losses, directly recognized in the income (loss).

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

Hedge Accounting

Derivative financial instruments used for hedge accounting are recorded at the Group, classified as fair value hedge, based on the strategy of mitigating the interest rate risks of funding, operating with futures contracts, as a way of offsetting exposures to changes in the fair value. The Group’s policy aims to establish the tolerances of the Management Committee of BR Partners Group to market risk exposure, and to define the techniques to effectively manage, mitigate and prevent excessive exposure to market risk. The Group determines the relationship between the instruments and hedged items in such a way that the fair value of said instruments is expected to be in opposite directions and in the same proportions. The established hedge ratio is always 100% of the hedged risk. Hedge operations were evaluated as effective, whose proof of hedge effectiveness corresponds to the range of 80% to 125%.

To assess the effectiveness of the strategy, the Group adopts the dollar offset method, which consists of calculating the difference between the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributed to changes in the interest rate.

The Group maintains a fair value hedge structure for the years ended December 31, 2025 and 2024, as presented in Note 7e.

d.	Property, plant and equipment

Property, plant and equipment items are stated at historical cost of acquisition less depreciation and any unrecoverable accumulated loss. The historical cost includes directly attributable expenditures necessary for preparing the asset for the use intended by Management. Depreciation of assets is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, as follows:

Machinery and equipment	10 years
Facilities	10 years
Furniture and equipment in use	10 years
Right-of-use of real estate (1)	10 years
IT and telephony equipment	5 years

(1)	Includes underlying assets identified in lease agreements.

Depreciation methods, useful lives and residual values are reviewed at each reporting period. Any gains and losses on disposal of property, plant and equipment items are recognized in income (loss).

e.	Intangible assets

Intangible assets are represented by the license acquired to operate and exercise the private activities of Financial Institutions previously carried out by Banco Porto Seguro S.A. in the partial spin-off process registered in the Minutes of the Shareholders’ Meeting held on April 30, 2012, and registered with BR Partners Participações Financeiras Ltda., the parent of BR Partners Banco de Investimento S.A. These assets are measured at fair value, less accumulated impairment losses.

Acquired software licenses are also included in intangible assets and are stated at historical cost less amortization and accumulated impairment losses. Amortization is in accordance with the acquisition contract and may vary or may even be undefined; when determinate, it is calculated using the straight-line method to allocate the cost of software licenses acquired during the estimated useful life of the contract.

Estimated useful lives are as follows:

Software and other intangible assets	01−05 years
Goodwill	Undetermined

f.	Financial liabilities

Financial liabilities at amortized cost are stated at known or estimated cash flows, less corresponding expenses to be appropriated, plus charges and monetary correction and foreign exchange changes incurred up to the statement of financial position closing date.

Financial liabilities at fair value through profit or loss are initially measured at their fair value. The initial measurement of other financial instruments is based on their fair value but adjusted in respect of any transaction costs that are incremental and directly attributable to the acquisition or issue of the financial instrument.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

g.	Income taxes

Income tax expenses comprise current and deferred corporate income tax (IRPJ) and social contribution (CSLL). Current taxes and deferred taxes are recognized in profit or loss unless they are related to the business combination, or items directly recognized in shareholders’ equity or other comprehensive income.

The current income tax and social contribution charges are calculated based on tax laws effective on statement of financial position date.

Deferred tax assets and liabilities include temporary differences identified as values expected to be paid or recovered upon differences between accounting values of assets and liabilities, and their respective calculation basis, and accumulated tax credits and losses. These values are measured at the rates expected to be applied in the period in which the asset will be realized or liability will be liquidated.

Tax credits on temporary differences will be realized when respective provisions are used and/or reversed.

h.	Provisions

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are executed as follows:

Contingent assets: it is likely with an asset arising from past events and whose existence will be confirmed only on the occurrence of one or more uncertain future events not completely under the Group’s control. As of December 31, 2025 and 2024 the Group has not recorded contingent assets.

Contingent liabilities: are formed considering the opinion of legal advisors, nature of lawsuits, similarity with previous proceedings, complexity and positioning of Courts. Whenever the loss is assessed as probable, the Group sets up a provision for the entire matter. For losses assessed as possible, the Group presents possible losses in an explanatory note and for losses assessed as remote, there is no disclosure in financial statements.

Legal obligations - tax and social security: arise from lawsuits related to tax obligations, where the subject being contested is their legality or constitutionality which, regardless of the assessment of the likelihood of success, have their amounts recognized in full in the financial statements.

The details of civil, tax and labor lawsuits are presented in Note 19b.

i.	Lease

An agreement is or contains a lease if transfers the right to control the use of an identified asset for a certain period in exchange for consideration. Thus, the Group starts to recognize the right-of-use assets and lease liabilities that represent its rights to use the asset and lease liabilities that represent its obligation to pay the lease.

j.	Capital

Preferred shares do not have voting rights but have priority over ordinary shares in the reimbursement of capital, in the event of liquidation, up to the amount of capital represented by such preferred shares and the right to receive a minimum dividend in accordance with the guidelines of Group’s Bylaws, as well as Law 6404/76 (Brazilian law applicable to a joint stock companies).

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

k.	Distribution of dividends

The distribution of mandatory minimum dividends to Group’s shareholders is recognized as a liability in financial statements. Any amount above the mandatory minimum is provisioned only on the date of its approval by the General Meeting.

l.	Revenue from contract with customer

Revenue recognition occurs at the time the service is completed and delivered to the customer, usually upon conclusion of the work.

Recognition of revenues from rendering of services

Revenue from contracts with customers sets forth a comprehensive framework for determining whether and when revenue is recognized, and how revenue is measured. Determining the moment of the transfer of control - at a specific point in time or overtime.

Obligations on performance and revenue recognition policies

Revenue is measured based on the consideration specified in the contract with customers. The Group recognizes the revenue when the control over the product or service is transferred to the client.

The table below provides information about the nature and time of the compliance with performance obligations under agreements with clients:

Type of service	Nature and timing of fulfillment of performance obligations	Revenue recognition policy
Commission, structuring and placement of securities - Treasury Sales & Structuring and Capital Markets	Commission on the placement and intermediation of securities on the market and by various types of financial services. It acts in the structuring and distribution of financial products developed specifically according to the needs of each customer.	Revenue is recognized at a specific point in time, being the placement of the security, through contractual fees and commission percentages, and the payment date which is stipulated in the contract.

Asset administration and management	BR Partners advises its customers in the process of asset management and Fund portfolio administration.	Revenue recognition takes place over time, by receiving monthly management fees charged for service provided.

Financial advisory and consulting - Investment Banking	BR Partners offers financial and strategic consulting services related to mergers and acquisitions, fundraising, strategic partnerships, joint ventures, and corporate restructuring.

Revenue recognition takes place at a specific point in time, when performance obligations established in the contract are met.

Revenue recognition takes place over time, due to the obligations entered into within the contract, in relation to financial advisory and business restructuring support.

m.	Use of estimates and judgments

In the preparation of these financial statements, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed on an annual basis.

Fair value of financial instruments

Financial instruments recorded at fair value in our consolidated financial statements are mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use our own judgment to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive. Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 3n.

Deferred tax assets

The tax credits on tax loss and negative basis of social contribution tax will be realized in accordance with the generation of taxable income. Such tax credits are recognized in the accounts based on the current expectations of their realization, considering technical studies and analysis performed by Management in the projections of future profits and determination of the expected time of realization.

Impairment of goodwill

At least annually, the Group assesses whether the current book value of goodwill has been impaired. The first step in the process requires the identification of independent cash-generating units (“CGUs”) and the allocation of goodwill to such units.

The economic-financial modeling was conducted in order to demonstrate its estimated cash generation capacity in the period considered under full operating and administrative conditions, with the following premises:

●	Free cash flow was analytically projected for a period of 5 years and considered perpetual after 2030, with a nominal growth of 5.7%;

●	For the annual period, the fiscal year from January 1 to December 31 was considered;

●	For the calculation of the present value, the half-year agreement was considered, that is, it is considered that cash flows are generated linearly throughout the year and, therefore, half of the year (mind -year point) is the one that best represents the Group’s average cash generation point; and

●	The flow was projected in local currency and the present value updated with a nominal discount rate.

The discount rate was obtained using the Capital Asset Pricing Model (“CAPM”) methodology, in which the cost of capital is estimated based on the estimated return required by the Group’s shareholders.

The calculation of the operating value is based on the cash flow of dividends for the next 5 years and the Group’s residual value thereafter (considering a growth rate in perpetuity of 5.9% for December 31, 2025), discounting these values at present value, using the nominal discount rate.

The recoverable amount of a cash-generating unit is determined based on calculations of the value in use. These calculations use cash flow projections, before income tax and social contribution, based on financial budgets for an 5-year period and perpetuity.

In the years ended December 31, 2025 and 2024, the Group carried out the annual impairment test of its CGU and did not record any impairment.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

n.	Fair value estimate

i.	Accounting classification and fair values

The Group measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements:

●	Level 1 - Prices quoted (not adjusted) in active markets for identical assets and liabilities;

●	Level 2 - The evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observable in the market for the asset or liability, either directly (prices) or indirectly (derived from prices); and

●	Level 3 - The evaluation uses significant information which is not based on observable market data (i.e., non-observable inputs).

A summary of the fair value hierarchy of assets and liabilities at fair value, classified according to the Group’s pricing methodology is presented below:

Consolidated	Level 1	Level 2	Level 3	Total 12/31/2025
Financial assets at fair value through profit or loss
- Government bonds	11,369,995	-	-	11,369,995
- Private securities	-	174,349	-	174,349
- Investment fund quotas	78,749	-	89,557	168,306
- Derivative financial instruments	15,326	868,828	139,195	1,023,349
Financial assets at fair value through other comprehensive income
- Private securities	-	1,385,470	-	1,385,470
- Investment fund quotas(1)	259,072	1,664,213	-	1,923,285
Total assets at fair value	11,723,142	4,092,860	228,752	16,044,754

Financial liabilities at fair value through profit or loss
- Obligations for financial instruments sold	33,222	-	-	33,222
- Derivative financial instruments	29,376	294,129	20,946	344,451

Total liabilities at fair value	62,598	294,129	20,946	377,673

Consolidated	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Government bonds	8,684,734	-	-	8,684,734
- Private securities	-	405,612	-	405,612
- Investment fund quotas(1)	64,976	-	117,895	182,871
- Derivative financial instruments	21,272	940,253	109,665	1,071,190
Financial assets at fair value through other comprehensive income
- Private securities	-	1,063,568	-	1,063,568
- Investment fund quotas	-	1,316,089	-	1,316,089
Total assets at fair value	8,770,982	3,725,522	227,560	12,724,064

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	21,943	277,535	17,837	317,315
Total liabilities at fair value	21,943	277,535	17,837	317,315

(1)	During the years ended December 31, 2025 and 2024, with the objective of supporting Management’s assessment with respect to assessing the fair value of these financial instruments classified as level 3, a Valuation Report was commissioned from a specialized company for the funds BR Partners Outlet Premium Fundo de Investimento em Participações – Multiestratégia – Responsabilidade Limitada (“FIP Outlet”) and BR Partners Fundo de Investimento Financeiro (“BR FIM”), which maintains in its portfolio mainly investments in equity investment funds. Management also carries out internal evaluations of investments. The funds under analysis were established as closed-end funds and not exclusive. For the years ended December 31, 2025 and 2024, no adjustment to the recoverable amount of these financial instruments was recorded in the financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

ii.	Valuation techniques and unobservable assumptions

-	Financial assets measured at fair value - Level 2

Type	Valuation technique	Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Financial assets at fair value through profit or loss (government and private bonds)

Government bonds: The methodology used to calculate the fair value of Government Bonds consists of capturing the rates and curves disclosed by the market on each maturity of Government Bond, thereby obtaining the fair value when multiplying by the quantity existing in the portfolio.

Private securities: The methodology used to calculate the fair value of private securities consists of capturing the rates of the respective indexes (Pre, CDI (Interbank Certificate of Deposit), IPCA (Extended Consumer Price Index, in Portuguese), IGPM (General Index of market pricing) etc.), then the interest and the future value of the operations are calculated by multiplying by the principal, and after capturing their respective curves, fair value is then obtained, bringing the present value to the respective curve at maturity.

		Not applicable	Not applicable

Derivative financial instruments (Swap, NDF)

Swap models: The fair value is calculated based on the present value of the estimated future cash flows. Estimates of post-fixed rate future cash flows are based on quoted rates of Swap, future prices and interest rates on interbank loans. Estimated cash flows are discounted using a curve prepared based on similar sources and reflecting the relevant interbank reference rate used by market participants for this purpose when pricing interest rate Swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and the counterparty, calculated based on credit spreads derived from credit default swaps or current prices of traded securities.

Cash flow swap: the fair value will correspond to the sum of the fair value of each flow (according to the methodology described above), whereby the start date and expiration date of flows will be applied in substitution of the start date and expiration date of the operation, as well as the remaining balance to replace the principal.

NDF: The NDF (Non-Deliverable Forward) product, or even a forward contract, is an over-the-counter contract for the future purchase and sale of an asset, at a parity negotiated between the parties.

Since this is an over-the-counter contract, the size of the contract, as well as the expiration date, are freely agreed upon between the participants. Moreover, settlement takes place exclusively by difference (financial settlement) between the market price on the contract’s expiration date (or other dates, in the case of Asian) and the agreed price (in the case of a long position for a short position, it is the opposite); thus, there is no physical delivery of the asset.

The fair value of an NDF is obtained by estimating a future value based on the current price of the underlying asset, brought to maturity by the respective curves constructed from similar sources, and which reflect the relevant interbank reference rates used by market participants and brought to present value by the respective market curve.

		Not applicable	Not applicable

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

-	Financial assets measured at fair value - Level 3

Type	Valuation technique			Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Financial assets at fair value through profit or loss - Equity investment fund quotas	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted by a rate adjusted at risk.			Equity investment funds that have investments in real estate development and commercial companies which depend on non-observable factors in the market, and use, among other assumptions, expectations and projections of future results, growth rates, discount rates and inflation rates, among others.	Estimated fair value could increase (decrease) if: - expected cash flow would be higher (lower); or - the risk-adjusted discount rate is lower (higher).

Derivative financial instruments - Options

The fair value (price) of an option, i.e., its premium, is given by the possibility of exercising it. More specifically, it is given by the immediate possibility of exercise or by the possibility of being exercised later. Thus, the pricing of the premium consists of two types of values, respectively:

				The significant unobservable data used in the fair value measurement of derivative financial instruments (Options) classified as Level 3 are:	Significant changes in any of these inputs alone or in combination may result in significant changes in fair value.

●

Intrinsic value: which only exists when the value of the asset in the cash market is higher than the exercise price (strike price) in the case of a call option and the reverse for a put option. Therefore, an in-the-money option has intrinsic value.

● interest rate, ● dividends,

●

Time value: this is the difference between the premium and the intrinsic value of the option. So, this value depends on the price of the underlying asset, the option’s expiration time, the expected volatility of the underlying asset’s quotes, the interest rate, and in the case of the quota as an underlying asset, the expected dividends, as shown below:

● underlying asset price and ● volatility

Price of the Target Asset: according to the relationship between the price of the underlying asset on the spot market and the strike price of the option, options can be classified as:

		i.	In-the-money option: price of the underlying asset is higher than the strike price of the option in the case of the call option and lower in the case of the put option;

		ii.	At-The-Money option: price of the underlying asset is equal to the strike price of the call and put option;

		iii.	Out-of-the-money option: price of the underlying asset is lower than the strike price of the call option and higher for the put option.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

Type	Valuation technique		Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value

	●	Time: the longer the time for the option to expire, the greater the premium value, as the greater the probability of exercising the option;

	●	Volatility: the greater and more frequent the price fluctuations, the greater the unpredictability of the exercise and, therefore, the greater the risk for the writer, which results in a higher premium as well;

	●	Interest rate: represents the opportunity cost of acquiring the underlying asset, so that the higher this cost of money, the more advantageous it becomes to buy the option than to buy the underlying asset directly. In the case of the call option, this relationship is reversed.

	●	Dividend: the higher the expected dividend payment, the greater the benefit of acquiring the share and, therefore, the higher the option premium.

The time value is gradually reduced until it reaches zero on the option’s expiration date.

Derivative financial instruments – Swap	The adjustments to fair value arising from the financing costs of certain derivative contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided.		The unobservable data used in the fair value methodology of some swaps is related to internal funding rates.	Significant changes in internal funding rates can result in material changes in fair value.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

iii.	Reconciliation of Level 3 fair values

The following table presents a reconciliation of all assets and liabilities measured at fair value, on a recurring basis, using relevant unobservable data (Level 3) during the years 2025 and 2024:

a.	Investment fund quotas

	FVTPL FIP Outlet (1)	FVTPL BR FIM (1)	Total
Balance at December 31, 2023	80,219	21,710	101,929
Acquisition of investment fund quotas	-	6,000	6,000
Fair value increase	7,736	2,230	9,966
Balance at December 31, 2024	87,955	29,940	117,895
Repayment of principal	(13,089)	-	(13,089)
Interest received	(20,140)	-	(20,140)
Fair value increase	948	3,943	4,891
Balance at December 31, 2025	55,674	33,883	89,557

b.	Derivative Financial Instruments

Options	FVTPL – Options (Asset)	FVTPL – Options (Liability)
Balance at December 31, 2023	4,924	(4,561)
Premiums paid (received)	59,693	(81,331)
Fair value increase (decrease)	(5,475)	14,050
Net result	(40,325)	54,005
Balance at December 31, 2024	18,817	(17,837)
Premiums paid (received)	106,238	(4,522)
Fair value increase (decrease)	(18,816)	17,837
Net result	87,422	13,315
Balance at December 31, 2025	106,239	(4,522)

Swap	Asset	Liabilities
Cost value	(2,017)	-
Fair value adjustment	61,392	-
Fair value adjustment (level 3)	31,802	-
Credit Valuation Adjustment	(329)	-
Balance at December 31, 2024	90,848	-
Cost value	(37,795)	(19,702)
Fair value adjustment	39,353	(8,250)
Fair value adjustment (level 3)	31,443	11,528
Credit valuation adjustment	(45)	-
Balance at December 31, 2025	32,956	(16,424)
Change in funding valuation adjustment	(359)	11,528

Total derivative financial instruments in Level 3 at December 31, 2025	139,195	20,946
Total derivative financial instruments in Level 3 at December 31, 2024	109,665	17,837

iv.	Sensitivity analysis of financial assets classified as Level 3

The sensitivity analysis for Level 3 financial instruments is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which implies a significant degree of judgment and estimation by management.

To perform this analysis, we consider the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rate, and other factors specific to financial instruments. For example, a variation in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

Additionally, the volatility of the prices of underlying assets can directly affect the valuation of Level 3 financial instruments. Higher volatility can increase uncertainty and, consequently, the range of possible variations in fair value.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these assumptions and adjusts valuations as necessary to ensure that the reported values adequately reflect market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of these financial instruments.

4.	Risk management

In the normal course of its operations, the Group is exposed to several financial risks, which are divided into: market, credit, liquidity and capital management. The Group’s risk management policies aim to define a set of principles, guidelines and responsibilities that guide activities relevant to risk management, in line with the business strategy of companies that are part of the BR Partners Group. These risks rely on a policy framework and the following committees: Risk and Compliance Committee, Credit Committee, Risk Committee and the Assets & Liabilities Committee (ALCO) and Underwriting Committee, observing their responsibilities and duties. For the effectiveness of risk management, the framework provides for the identification, assessment, monitoring, control, mitigation and correlation between risks. Limits are monitored by the Risk Management area. The Risk Management area reports directly to the Board of Executive Officers, therefore acting independently from the business areas.

a.	Operating limits

Capital is managed by the Group and aims to ensure that the analysis of capital sufficiency (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated (1)	12/31/2025	12/31/2024
Reference Equity (PR) - (a)	1,296,697	1,077,498
Level I	1,022,245	833,550
Principal capital	586,070	613,508
Supplementary capital	436,175	220,042
Level II	274,452	243,948
Subordinated Financial Bills Eligible for Capital	274,452	243,948
Total risk-weighted exposure - (b)	5,741,744	5,992,233
Credit risk	3,511,133	3,812,736
Market risk	1,670,339	1,750,868
Operating risk	560,272	428,629
Basel Ratio (2) - (a/b)	22.6%	17.9%
Tier I Capital	17.8%	13.9%
Tier II Capital	4.8%	4.0%

(1)	The information pertains to BR Partners Banco de Investimento S.A., which follows the Central Bank of Brazil’s regulations for calculating the capital ratio.
(2)	BR Partners Banco de Investimento S.A. is subject to the new regulations established by CMN Resolution 4966/21 of the National Monetary Council (CMN) and BCB Resolution 352/23 of the Brazilian Central Bank. These resolutions establish new accounting concepts and criteria applicable to financial instruments, which must be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank (BACEN). The estimated impacts of the new BACEN resolutions, which is effective since January 1, 2025, are approximately a reduction of R$ 4 million in Reference Equity, with an estimated reduction of 0.07 percentage points on the Basel Ratio.

For the years ended December 31, 2025 and 2024, the Basel ratio complies with the minimum amount required by the Central Bank of Brazil (minimum required, 10.5%).

b.	Market Risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities on the positions in the Group’s portfolio. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory and management limits that are established in the respective committees and reported to the Board of Executive Officers.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

i. Management of market risks

The Group separates its exposure to market risks between trading and banking portfolios. Trading Portfolio includes positions arising from market making and proprietary position taking, together with financial assets and financial liabilities that are managed on a fair value basis. The Banking Portfolio is predominantly characterized by operations from the banking business and related to the management of the Group’s assets (credit portfolio) and liabilities (funding portfolio).

Overall authority for market risk is vested in ALCO (the Assets and Liabilities Committee). ALCO sets limits for each type of risk, both in aggregate and for individual portfolios, to mitigate and prevent exposure to market risk. The market risk policy, which is reviewed annually, defines the market risk management structure.

ii. Exposure to market risks – Trading portfolio

The main trading risk types are foreign exchange, interest rates, price index, and inflation rates. The principal tool used to measure and control market risk exposure within the Group’s trading portfolios is Value at Risk (“VaR”). The VaR of a trading portfolio is the maximum estimated loss that can occur with a specified probability (confidence level) in the portfolio over a specified period (holding period) due to an adverse market movement. The VaR model used by the Group is based on a parametric approach, considering a 99% confidence level and assuming a one day holding period and calculating a daily loss.

The VaR model used is based on a parametric approach, with the volatility of daily returns for each risk factor in the portfolio calculated using the EWMA (Exponentially Weighted Moving Average) methodology, applying a Lamba factor of 0.96. Additionally, the correlation between the daily returns of the risk factors is calculated, resulting in a Correlation Matrix to be applied in the portfolio’s VaR calculation.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations, including the following:

-	The use of volatilities and correlations, based on historical data, to predict the future behavior of risk factors might not have accurate results especially if insufficient data is available from periods of intense volatility in financial markets.

-	A 99% confidence level does not reflect losses that may occur beyond this level. Even within the model used, there is a 1 percent probability that losses could exceed the VaR in a one-year period.

-	VaR is calculated on an end-of-day basis and does not reflect exposures that may arise on positions during the trading day.

The overall structure of VaR limits is subject to review and approval by ALCO. VaR is measured at least daily and more regularly for more actively traded portfolios. Reports on utilization of VaR limits are submitted to ALCO on a monthly basis.

The Group VaR models are subject to regular validation by Group Market Risk to ensure that they continue to perform as expected, and that assumptions used in model development are still appropriate. As part of the validation process, the potential weaknesses of the models are analyzed using statistical techniques, such as back-testing.

Presentation of Values at Risk – Trading Portfolio

	Closing
(R$ amounts in thousands)	12/31/2025	12/31/2024

- Interest rate	316	177
- Price index/inflation rate	668	541
- Foreign exchange	106	113
- Other	44	180
Non-correlated Trading Portfolio	1,134	1,011
Correlated Trading Portfolio	891	696

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

 iii. Exposure to market risks – Banking Portfolio

The principal risk to which banking portfolios are exposed to is the risk of loss from fluctuations in the future cash flows or fair value of financial instruments because of a change in market interest rates, price index and inflation rate. The risks are managed principally through monitoring interest rate gaps, variations in price indices and inflation rates. ALCO is the monitoring body for compliance with these limits and is assisted by Central Treasury in its day-to-day monitoring activities.

The risks of the Banking Portfolio are calculated on the contractual cash flows of financial instruments, using the Delta NII methodology (Delta Net Interest Income), as established by the regulator. Sensitivity analysis for instruments in the Banking Portfolio subject to market risk begins by classifying them according to their exposure to risk factors. The Banking portfolio uses the parallel shock in the respective interest curves as a methodology for sensitivity analysis (Delta NII), following the behavior of exposures and the gaps of each risk factor. The methodology for defining the reasonably possible changes in risk factors for a one-year period utilizes the standard deviations formula to identify 95% and 99% probability ranges, based on a 10-year historical period for each index.

To analyze the sensitivity, scenarios were defined that will be applied to the operations contained in the banking portfolio, considering the changes that would negatively affect our positions, the operations, and the market data of the respective dates.

The shocks used in each scenario are described below (delta in annual NII in thousands of Reais):

Interest rate

The risk factors are related to financial instruments (assets and liabilities) which are sensitive to changes in interest rates and coupon interest rates. The shocks were calculated considering the cash flow of the instruments.

●	Scenario 1: +11bp (0.11% p.a.) in the BRL interest rate.

●	Scenario 2: +54bp (0.54% p.a.) in the BRL interest rate.

●	Scenario 3: +69bp (0.69% p.a.) in the BRL interest rate.

	12/31/2025			12/31/2024
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	349	1,658	2,112	2,925	13,888	17,690
Total	349	1,658	2,112	2,925	13,888	17,690

Price index/inflation rate

These are exposures sensitive to changes in coupon rates related to price indices. The shocks were calculated in Brazilian Reais on the cash flows of financial instruments (assets and liabilities).

●	Scenario 1: +20bp (0.20% p.a.) in the BRL price index/inflation rate.

●	Scenario 2: +57bp (0.57% p.a.) in the BRL price index/inflation rate.

●	Scenario 3: +83bp (0.83% p.a.) in the BRL price index/inflation rate.

	12/31/2025			12/31/2024
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	4,572	12,885	18,828	4,444	12,527	18,304
Total	4,572	12,885	18,828	4,444	12,527	18,304

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

c.	Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery. Measurement and follow-up of exposure to credit risk includes all financial instruments capable of generating counterparty risk, such as private securities, derivatives, guarantees granted, and eventual risks of settlement of operations, among others.

The Group assessed that the credit risk of financial assets did not increase significantly for the years ended December 31, 2025 and 2024, in relation to customer contracts.

i.	Analysis of stages:

Loss rates are calculated based on the ‘rollover’ method based on the likelihood of an amount receivable, segregated by successive delinquency phases up to full write-off of operation.

The Group records the expected credit losses on its financial assets not classified as fair value through profit or loss, based on classifications by 3 stages, the first referring to the expected losses for the period of 12 months and the others for the entire life of the operation.

In the evaluation of the expected losses model, criteria were adopted to characterize default and a significant increase in credit risk. The current provision procedure for losses with doubtful accounts was taken into account; the credit risk characteristics of the operations; its historical default rate; future loss estimates and indicators applicable to the area of operation.

The Group adopts “90 days in arrears” as the criterion for default. Regarding the criterion of significant increase in the level of risk, the difference of two points up between the initial classification of operation’s risk level and the current risk level assessment is considered. This change in risk level is provided by the assessment of the customer’s rating by the Credit Department with subsequent approval by the Credit Committee.

The credit quality of each client is assessed, based on qualitative and quantitative factors, including the group’s business and financial risk profile, industry and economical and financial performance. In addition, it takes into account prospective information, the structure of the operation and its guarantees, among other aspects.

The classification of financial assets is carried out in stages, as follows:

Stage 1 - The expected credit losses for a maximum of 12 months are established as soon as a financial asset is originated or acquired. This stage applies to financial assets without a significant increase in credit risk and without credit recovery issues.

Stage 2 - Expected credit losses throughout the entire life of financial instrument. This stage applies to financial assets with a significant increase in credit risk in relation to the moment they were originated, but which are not yet considered to have recovery issues.

Stage 3 - Permanent expected credit losses for assets with impairment issues: Applicable to financial assets considered to have credit recovery issues due to the occurrence of one or more events that impact their estimated future cash flows. In the event of acquisition of financial assets with recovery issues, these assets fall into this stage.

A financial asset may migrate from the stage if it presents a significant deterioration in the level of credit risk. In the hypothesis of credit risk improvement in a subsequent stage, with a reversal of the significant risk previously found, the asset may return to the previous stage, characterizing the healing process, unless it is an asset acquired with credit recovery issue at source.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

Analysis of stages:

	12/31/2025
	Stage 1	Impairment	Stage 2	Stage 3	Impairment	Total
Loan operations	185,275	(317)	-	-	-	184,958
Certificates of real estate receivables	901,555	(2,762)	-	18,800	(14,312)	903,281
Certificates of agribusiness receivables	41,579	(807)	-	-	-	40,772
Investment fund quotas	1,936,305	(13,020)	-	-	-	1,923,285
Debentures	328,969	(2,624)	-	-	-	326,345
Commercial notes	115,581	(509)	-	-	-	115,072
Other receivables	-	-	-	14,777	(14,777)	-
Total	3,509,264	(20,039)	-	33,577	(29,089)	3,493,713

	12/31/2024
	Stage 1	Impairment	Stage 2	Stage 3	Impairment	Total
Loan operations	347,283	(760)	-	-	-	346,523
Certificates of real estate receivables	864,587	(6,605)	-	-	-	857,982
Certificates of agribusiness receivables	30,257	(246)	-	-	-	30,011
Investment fund quotas	1,322,402	(6,313)	-	-	-	1,316,089
Debentures	77,331	(1,250)	-	-	-	76,081
Commercial notes	26,033	(130)	-	-	-	25,903
Rural Product Certificate	75,267	(502)	-	-	-	74,765
Other receivables	-	-	-	14,777	(14,777)	-
Total	2,743,160	(15,806)	-	14,777	(14,777)	2,727,354

There was no conceptual change in the allocation of stages when compared to the financial statements for the years ended December 31, 2025 and, 2024.

d.	Liquidity risk

Liquidity risk is the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses. Additionally, liquidity risk is the possibility that the Group may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity. The liquidity risk controls aim to identify what the impacts on the Group’s cash would be given the application of adverse scenarios under liquidity condition. These impacts consider both internal and external factors of the Group. The Group’s cash is centrally managed by the Treasury area. The control of liquidity risk at the Group is carried out by the Risk area and the ALCO through tools such as the Liquidity Risk Contingency Plan, the Minimum Liquidity Reserve, control of cash depletion, daily assessment of operations with a term of less than 90 days, and the application of stress scenarios in the Group’s liquidity conditions.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

Exposure to liquidity risk

We present below the contractual maturities of financial liabilities. These amounts are gross and include accrual of contractual interest.

		Consolidated - Contractual cash flows
	Total amount on 12/31/2025	≤03 months	03−12 months	01−03 years	>03 years	Total contractual cash flows
Financial assets
- Cash and cash equivalents	137,792	137,792	-	-	-	137,792
- Financial assets at fair value through profit or loss	11,712,650	10,142,132	84,251	743,436	1,469,910	12,439,729
- Financial assets at fair value through other comprehensive income	3,308,755	235,308	83,211	627,340	8,310,745	9,256,604
- Financial asset at amortized cost	1,124,190	939,231	-	226,503	-	1,165,734
Derivative financial instruments
- Swap	869,232	43,462	147,770	121,693	1,521,158	1,834,083
- NDF	32,552	12,695	16,276	2,279	-	31,250
- Options	106,239	-	39,308	95,615	-	134,923
- Futures	15,326	7,203	8,123	613	-	15,939
Total	17,306,736	11,517,823	378,939	1,817,479	11,301,813	25,016,054
Financial liabilities
- Financial liabilities at fair value through profit or loss	33,222	33,222	-	-	-	33,222
Amortized cost
- Suppliers	11,243	11,243	-	-	-	11,243
- Client deposits	1,637,964	458,630	720,704	638,806	16,380	1,834,520
- Debt issued and others	3,703,658	163,375	1,306,993	1,568,392	3,278,023	6,316,783
- Repurchase agreements	9,938,917	9,938,917	-	-	-	9,938,917
- Other financial liabilities	749,095	749,095	-	-	-	749,095
- Lease liabilities	32,568	1,850	3,699	20,346	20,962	46,857
Derivatives
- Swap	264,236	13,212	44,920	36,993	462,413	557,538
- NDF	46,317	18,063	23,159	3,242	-	44,464
- Options	4,522	-	1,673	4,070	-	5,743
- Futures	29,376	13,807	15,569	1,175	-	30,551
Total	16,451,118	11,401,414	2,116,717	2,273,024	3,777,778	19,568,933

		Consolidated - Contractual cash flows
	Total amount on 12/31/2024	≤03 months	03−12 months	01−03 years	>03 years	Total contractual cash flows
Financial assets
- Cash and cash equivalents	575,235	575,235	-	-	-	575,235
- Financial assets at fair value through profit or loss	9,273,217	8,068,272	275,465	235,103	1,635,851	10,214,691
- Financial assets at fair value through other comprehensive income	2,379,657	-	36,286	238,954	6,382,881	6,658,121
- Financial asset at amortized cost	1,576,438	1,229,914	-	-	784,705	2,014,619
Derivative financial instruments
- Swap	834,743	8,347	16,695	258,770	2,120,248	2,404,060
- NDF	196,358	159,050	31,417	9,818	-	200,285
- Options	18,817	10,726	8,844	-	-	19,570
- Futures	21,272	18,719	2,553	638	-	21,910
Total	14,875,737	10,070,263	371,260	743,283	10,923,685	22,108,491
Financial liabilities
- Suppliers	16,022	16,022	-	-	-	16,022
- Client deposits	2,627,471	630,593	1,261,186	1,103,538	26,275	3,021,592
- Debt issued and others	1,841,558	9,435	19,689	1,703,098	3,734,238	5,466,460
- Repurchase agreements	8,056,208	8,056,208	-	-	-	8,056,208
- Other financial liabilities	1,139,273	1,139,273	-	-	-	1,139,273
- Lease liabilities	29,441	1,662	6,466	17,758	19,732	45,618
Derivatives
- Swap	170,417	1,704	3,408	52,829	432,860	490,801
- NDF	107,118	86,766	17,139	5,355	-	109,260
- Options	17,837	10,167	8,383	-	-	18,550
- Futures	21,943	19,310	2,633	658	-	22,601
Total	14,027,288	9,971,140	1,318,904	2,883,236	4,213,105	18,386,385

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

e.	Foreign exchange risk (unaudited)

A summary of the Group’s exposure to foreign exchange risk, is presented below.

	12/31/2025
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(39,047)	34,369	4,678	-
Derivatives
Swap	3,695	(3,695)	-	-
NDF	622,499	(520,777)	-	(101,722)
Options	(38,632)	38,632	-	-
Futures	(552,444)	453,096	(1,618)	100,966
Total	(3,929)	1,625	3,060	(756)

	12/31/2024
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(70,271)	62,629	7,642	-
Derivatives
Swap	50,905	(50,905)	-	-
NDF	(130,264)	144,805	-	(14,541)
Options	(19,671)	19,671	-	-
Futures	168,154	(178,357)	(4,017)	14,220
Total	(1,147)	(2,157)	3,625	(321)

5.	Cash and cash equivalents

Consolidated	12/31/2025	12/31/2024
Banks - Checking account and cash	3,040	62
Balances with Brazilian Central Bank	1,034	380
Bank accounts in foreign currency	3,675	27,936
Money market repurchase agreements (1)	130,043	546,857
Total	137,792	575,235

(1)	On December 31, 2025 and 2024, the repurchase agreements substantially had a resale date for January 2, 2026 and January 2, 2025, respectively.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

6.	Financial instruments

a.	Financial assets at fair value through profit or loss

	Fair value / book value
Consolidated	12/31/2025	12/31/2024
Government bonds	11,369,995	8,684,734
- Financial treasury bill (LFT)(1)	377,269	354,910
- National treasury bill (LTN)(1)	1,053,142	425,016
- National treasury notes (NTN-B)(1)	8,331,749	7,843,046
- National treasury notes (NTN-F)(1)	1,599,085	41,454
- Government bonds of foreign governments	8,750	20,308
Private securities	174,349	405,612
- Certificates of real estate receivables (2)	26,516	152,762
- Agribusiness receivables certificates (2)	61,000	64,427
- Debentures (2)	86,833	97,906
- Real estate credit bill (2)	-	90,517
Investment fund quotas	168,306	182,871
- Investment fund quotas	168,306	182,871
Total	11,712,650	9,273,217

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

b.	Financial assets at fair value through other comprehensive income

	Fair value / book value
Consolidated	12/31/2025	12/31/2024
Private securities (2)	1,385,470	1,063,568
- Certificates of real estate receivables	903,281	857,201
- Certificates of agribusiness receivables	40,772	30,012
- Rural product note	-	74,766
- Debentures	326,345	75,688
- Commercial notes	115,072	25,901
Investment fund quotas	1,923,285	1,316,089
- Investment fund quotas	1,923,285	1,316,089
Total	3,308,755	2,379,657

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Central Bank of Brazil whose fair value was calculated by means of prices disclosed by ANBIMA - Brazilian Association of Financial Market and Capital Entities.
(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Rural Product Notes, Debentures, Real Estate Credit Bill and Commercial notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

7.	Derivative financial instruments – Consolidated

a.	Breakdown per index

	12/31/2025
	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	869,232	12,509,027	(264,236)	5,878,802
IPCA x CDI	55,722	179,205	(6,984)	50,930
IPCA x Fixed rate	176	32,950	-	-
CDI x Dollar	7,157	201,600	-	-
CDI x IPCA	721,822	6,893,412	(219,779)	3,410,393
CDI x Fixed rate	71,245	2,571,538	(18,275)	1,293,345
CDI x CDI	956	1,031,819	-	-
Fixed rate x CDI	10,655	1,158,766	(19,033)	1,019,468
Fixed rate x IPCA	1,499	439,737	(165)	104,666
NDF (Non-deliverable Forward)	32,552	942,256	(46,317)	1,082,966
Currency term	15,629	640,728	(22,390)	739,690
Dollar x Fixed rate	1,485	78,040	(14,356)	281,355
Fixed rate x Dollar	10,460	451,469	(8,034)	458,335
Fixed rate x Yen	3,684	111,219	-	-
Forward commodities	16,923	301,528	(23,927)	343,276
Commodities	16,923	301,528	(23,927)	343,276
Options	106,239	270,889	(4,522)	192,425
Purchase of call option	105,234	181,927	-	-
Purchase of put option	1,005	88,962	-	-
Sale of call option	-	-	(2,488)	103,789
Sale of put option	-	-	(2,034)	88,636
Futures	15,326	3,421,165	(29,376)	5,357,373
Long position	770	889,134	(29,240)	5,067,269
DAP [1]	10	184,490	(2,549)	3,338,065
DDI [2]	-	-	(7,257)	442,942
DI1 [3]	532	665,268	-	16,983
DOL [4]	-	-	(15,656)	977,364
WDO [5]	-	-	(2,580)	180,864
Currencies - FX	-	-	(1,127)	101,776
Commodities – Abroad	228	39,376	(71)	9,275
Short position	14,556	2,532,031	(136)	290,104
DDI [2]	3,275	226,286	-	-
DI1 [3]	281	1,488,800	(42)	270,864
IND [6]	-	-	(67)	11,475
WDO [5]	4,247	780,406	-	-
Currencies - FX	3	1,617	-	-
Commodities – Abroad	6,750	34,922	(27)	7,765
Total	1,023,349	17,143,337	(344,451)	12,511,566

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

	12/31/2024
	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	834,744	9,132,760	(170,417)	3,770,579
IPCA x CDI	41,009	357,838	(5,569)	44,280
CDI x Dollar	19,888	410,087	(7,318)	24,673
IPCA x Fixed rate	2,776	32,950	-	-
CDI x IPCA	638,920	6,608,426	(77,126)	2,455,378
CDI x Fixed rate	129,684	1,581,558	-	-
CDI x CDI	2,328	111,465	-	-
Fixed rate x CDI	139	30,436	(80,404)	1,246,248
NDF (Non-deliverable Forward)	196,357	5,048,660	(107,118)	2,411,536
Currency term	152,775	4,259,104	(70,332)	1,805,233
Dollar x Fixed rate	151,034	3,078,120	(560)	33,713
Fixed rate x Dólar	170	1,143,146	(68,657)	1,748,315
Euro x Fixed rate	-	-	-	177
Fixed rate x Yen	443	14,810	(1,115)	23,028
Yen x Fixed rate	1,128	23,028	-	-
Forward commodities	43,582	789,556	(36,786)	606,303
Commodities	43,582	789,556	(36,786)	606,303
Options	18,817	666,593	(17,837)	580,038
Purchase of call option	18,215	488,637	-	-
Purchase of put option	602	177,956	-	-
Sale of call option	-	-	(17,233)	293,696
Sale of put option	-	-	(604)	286,342
Futures	21,272	5,260,984	(21,943)	4,918,192
Long position	859	1,867,692	(19,530)	4,626,465
DAP [1]	-	-	(11,655)	1,457,382
DDI [2]	-	-	(151)	52,682
DI1 [3]	32	1,650,880	(2,526)	982,772
DOL [4]	-	-	(4,940)	2,119,259
Commodities - Domestic	827	216,812	-	-
Commodities – Internacional	-	-	(258)	14,370
Short position	20,413	3,393,292	(2,413)	291,727
DAP [1]	155	259,142	-	-
DDI [2]	3,670	1,307,850	-	-
DI1 [3]	1,683	449,622	(10)	91,499
WDO [5]	2,252	1,192,993	(583)	125,623
Currencies - FX	12,589	181,956	(1,025)	32,855
Commodities – Domestic	64	1,729	-	-
Commodities – Abroad	-	-	(795)	41,750
Total	1,071,190	20,108,997	(317,315)	11,680,345

(1)	IPCA Future Contract Coupon – DAP is a deal code for Brazilian exchange stocks (B3)
(2)	Currency Coupon Futures Contract – DDI is a deal code for Brazilian exchange stocks (B3)
(3)	One-Day Interbank Deposit Rate Futures -DI1 is a deal code for Brazilian exchange stocks (B3)
(4)	Commercial Dollar Exchange Rate Futures – DOL is a deal code for Brazilian exchange stocks (B3)
(5)	Mini Commercial Dollar Exchange Rate Futures – WDO is a deal code for Brazilian exchange stocks (B3)
(6)	IBOVESPA Future Contract Coupon – IND is a deal code for Brazilian exchange stocks (B3)

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 375,419 on December 31, 2025 (R$ 380,628 on December 31, 2024).

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

b.	Comparison between the cost and fair value

	12/31/2025
	Cost	Unrealized gains/ (losses)	Credit valuation adjustment	Fair value
Assets
Swap	324,639	548,217	(3,624)	869,232
NDF	30,113	2,530	(91)	32,552
Options	100,008	6,697	(466)	106,239
Futures	15,326	-	-	15,326
Total	470,086	557,444	(4,181)	1,023,349
Liabilities
Swap	(431,095)	166,859	-	(264,236)
NDF	(45,591)	(726)	-	(46,317)
Options	(5,278)	756	-	(4,522)
Futures	(29,376)	-	-	(29,376)
Total	(511,340)	166,889	-	(344,451)

	12/31/2024
	Cost	Unrealized gains/ (losses)	Credit valuation adjustment	Fair value
Assets
Swap	92,355	747,151	(4,762)	834,744
NDF	197,560	(44)	(1,159)	196,357
Options	10,771	8,213	(167)	18,817
Futures	21,272	-	-	21,272
Total	321,958	755,320	(6,088)	1,071,190
Liabilities
Swap	(311,850)	141,107	326	(170,417)
NDF	(107,034)	(181)	97	(107,118)
Options	(14,343)	(3,496)	2	(17,837)
Futures	(21,943)	-	-	(21,943)
Total	(455,170)	137,430	425	(317,315)

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

c.	Breakdown per maturity

	12/31/2025
	≤03 months	03−12 months	01−03 years	>03 years	Total
Assets
Swap	30,256	91,920	155,534	591,522	869,232
NDF	13,982	5,674	12,896	-	32,552
Options	3,840	35,442	66,957	-	106,239
Futures	9,875	4,217	703	531	15,326
Total	57,953	137,253	236,090	592,053	1,023,349
Liabilities
Swap	(605)	(3,075)	(92,378)	(168,178)	(264,236)
NDF	(17,349)	(17,237)	(11,731)	-	(46,317)
Options	(4,344)	(178)	-	-	(4,522)
Futures	(21,677)	(5,022)	(537)	(2,140)	(29,376)
Total	(43,975)	(25,512)	(104,646)	(170,318)	(344,451)

	12/31/2024
	≤03 months	03−12 months	01−03 years	>03 years	Total
Assets
Swap	4,961	7,019	167,954	654,810	834,744
NDF	126,182	55,160	4,224	10,791	196,357
Options	10,349	8,468	-	-	18,817
Futures	9,725	6,917	3,307	1,323	21,272
Total	151,217	77,564	175,485	666,924	1,071,190
Liabilities
Swap	(130)	(17,623)	(14,234)	(138,430)	(170,417)
NDF	(53,306)	(42,696)	(2,744)	(8,372)	(107,118)
Options	(3,370)	(14,467)	-	-	(17,837)
Futures	(9,153)	(529)	(1,042)	(11,219)	(21,943)
Total	(65,959)	(75,315)	(18,020)	(158,021)	(317,315)

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

d.	Derivatives offset amount

As of December 31, 2025 and 2024 the Group does not have contracts in which the Group or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

e.	Derivatives designated as hedge accounting

	12/31/2025
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Funding Hedge (3)
Floating rate funding	(188,825)	213,886	2,358
Total	(188,825)	213,886	2,358

	12/31/2024
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Funding Hedge (3)
Fixed rate funding	(134,088)	163,812	-
Floating rate funding	(378,686)	396,116	2,158
Total	(512,774)	559,928	2,158

(1)	The Group uses futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of fixed and floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest income and gains on financial instruments”. The change in the fair value of the instruments represents the fair value measurement portion of the futures contract.
(2)	Refers to the accumulated change in the fair value of Bank Deposit Certificates (CDBs) since the beginning of the hedge accounting strategy.
(3)	Fixed-rate and floating-rate funding recorded under “Client deposits”, related to the Bank Deposit Certificate (“CDB”) product.

8.	Financial assets at amortized cost and other assets

Valued at amortized cost

Consolidated	12/31/2025	12/31/2024
Loans (1)	184,958	346,523
Other financial assets at amortized cost	939,232	1,229,915
- Foreign exchange (2)	778,918	1,139,273
- Services receivable (3)	130,532	83,821
- Judicial deposits	24,290	5,785
- Other amounts	5,492	1,036
Total	1,124,190	1,576,438

(1)	Balance refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.
(2)	Refers to a purchased foreign exchange contract whose settlement was January 2, 2026.
(3)	Refer to services provided to clients and reimbursements receivable on expenses defined in the service agreement.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

9.	Related party transactions

The transactions between related parties below were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder (1)		Associated companies (2)		Key management personnel (3)		Total
Consolidated	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets/(Liabilities)
Fund quotas	-	-	89,557	117,895	-	-	89,557	117,895
Term Deposit Certificate - Client deposits (4)	(1,497)	(1,250)	(10,345)	(13,788)	(2,096)	(2,553)	(13,938)	(17,591)
Letters of credit for real estate (5)	-	-	-	-	-	(2,709)	-	(2,709)
Agribusiness letters of credit (6)	-	-	-	-	-	(91)	-	(91)
Amounts payable	(385)	(735)	-	-	-	-	(385)	(735)
Revenue/(Expenses)
Revenue from investment in investment fund	-	-	4,892	9,966	-	-	4,892	9,966
Interest expense	(54)	(41)	(1,678)	(1,338)	(496)	(653)	(2,228)	(2,032)

(1)	BR Partners Holdco Participações S.A.
(2)	Other companies of BR Partners Group, BR Partners Outlet Premium Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada and BR Partners Fundo de Investimento Financeiro.
(3)	Members of Board of Directors and Executive Board.
(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to December 15, 2028 at a variable rate ranging from 100% to 109% of the DI (interbank deposit).

Remuneration rates presented above refer to the operations existing on December 31, 2025.

a.	Remuneration of key personnel

Consolidated	12/31/2025	12/31/2024	12/31/2023
Directors’ fee	56,733	38,397	24,430
Social charges	11,347	7,679	4,886
Total	68,080	46,076	29,316

Key management personnel is represented by the Group’s statutory board of executive officers who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A., receive remuneration for services rendered to the Group which is recorded under Administrative Expenses.

b.	Other information

Related parties are considered, as:

●	Group’s Directors and administrative Board members, as well as their respective spouses and relatives up to the 2nd degree; and

●	Individuals or legal entities that hold more than 10% of the Group’s capital.

10.	Other amounts payable

	12/31/2025	12/31/2024
Dividends payable	385	735
Lease liabilities (1)	32,568	29,441
Provision payable for expenses on personnel	3,859	42,998
Provision for contingency (Note 19.b)	558	1,368
Provision for surety bonds provided(2)	197	532
Future year earnings	2,419	1,772
Other	2,705	385
Total	42,691	77,231

(1)	The Group leases floors of a commercial building for a period of 10 years. As of December 31, 2025, and 2024, the non-cancelable minimum lease amounts are presented between 1 and 10 years.
(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimento S.A. Note 19.a.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

11.	Financial liabilities

a.	Fair value through profit or loss

	Fair value / book value
Consolidated	12/31/2025	12/31/2024
Obligations for financial instruments sold	33,222	-

b. Amortized cost

Consolidated	≤03 months	04−12 months	01−03 years	>03 years	12/31/2025	12/31/2024
Client deposits	449,176	582,128	605,454	1,206	1,637,964	2,627,471
- Time deposit (1)	449,176	582,128	594,374	1,206	1,626,884	2,170,262
- Interbank deposits (2)	-	-	11,080	-	11,080	457,209
Repurchase agreements	9,938,917	-	-	-	9,938,917	8,056,208
- Government bonds (3)	9,066,958	-	-	-	9,066,958	7,113,234
- Private securities (3)	871,959	-	-	-	871,959	942,974
Debt issued and others	180,943	1,291,650	1,520,438	710,627	3,703,658	1,841,558
- Real Estate Credit Bills (4)	-	-	-	-	-	2,709
- Agribusiness Credit Bills	-	-	-	-	-	8,785
- Financial Bills (5)	180,943	1,291,650	1,520,438	-	2,993,031	1,366,074
- Subordinated financial bills eligible for capital – Tier IIl(6)	-	-	-	274,452	274,452	243,948
- Financial bills - supplementary capital (7)	-	-	-	436,175	436,175	220,042
Other financial liabilities	781,663	-	-	-	781,663	1,139,273
- Obligations with foreign exchange purchase (8)	781,663	-	-	-	781,663	1,139,273
Total	11,350,699	1,873,778	2,125,892	711,833	16,062,202	13,664,510

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.82% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 95% and 113.8% of the DI, 100% of DI + 0.10% to 2.50% p.a. and IPCA + 4.87% and 9.18% p.a.
(2)	For Interbank Deposits (“CDI”), the remuneration rate is 100% of DI p.a.
(3)	For repurchase agreements linked to government bonds (NTN-B, NTN-F and LTN), the yield rate is 14.89% p.a. and, for private securities (Debentures, CRI and CRA), the average yield rate is 94.2% of DI p.a.
(4)	For floating-rate Real Estate Credit Bills (“LCI”), the remuneration rate is between 89% and 96% of the DI.
(5)	For fixed-rate Financial Bills (“LF”), the remuneration rate is between 11.38% to 13.30% p.a., and for floating-rate LF the remuneration rate is between 110% and 113% of the DI + 0.49% to 2.94% and 100% of the IPCA + 6.58% p.a.
(6)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI and 100% of DI + 1% a 2.94% and 100% of the IPCA + 6.58% p.a.
(7)	For Subordinated Financial Bills Eligible to Supplementary Capital, the remuneration rate is 100% of DI + 1.80% to 2.50% p.a.
(8)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlement occurred on January 2, 2026.

Remuneration rates presented above refer to the operations existing on December 31, 2025.

12.	Shareholders’ equity

a.	Capital

The Group’s capital, fully subscribed and paid in, in the amount of R$ 674,940 at December 31, 2025 (R$ 674,940 at December 31, 2024), is represented by 314,987 shares: 200,546 registered, ordinary shares, book-entry with no par value and 114,441 registered, book-entry preferred shares with no par value (314,987 total shares: 200,546 registered, book-entry ordinary shares with no par value and 114,441 registered preferred shares with no par value at December 31, 2024).

b.	Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year and may not exceed 20% of the Group’s capital. The legal reserve can be used solely to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

c.	Net earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Group’s shareholders by the weighted average number of ordinary shares for the year.

For the years ended December 31, 2025, 2024 and 2023, there are no potentially dilutive ordinary shares. Therefore, the basic and diluted earnings per share are the same.

	12/31/2025	12/31/2024	12/31/2023
Profit attributable to the Group’s shareholders	175,073	193,670	155,084
Weighted average of shares issued	314,987	314,987	314,987
Basic and diluted earnings per share (in Reais)	0.56	0.61	0.49

d.	Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted profit, in accordance with Brazil’s Corporation Law.

The distribution of minimum dividend will not be mandatory in the fiscal year in which the Board of Directors informs shareholders, with justified and unanimously approved exposure, that it is incompatible with the Group’s financial situation, in which case a portion of the profit may be distributed or approved for retention as a reserve. Profits that are no longer distributed pursuant to this paragraph will be paid as soon as the Group’s financial situation permits, applying with Brazil’s Corporation Law.

	12/31/2025	12/31/2024	12/31/2023
Profit for the year	175,073	193,670	155,084
Constitution of the legal reserve	(8,754)	(9,683)	(7,754)
Adjusted profit	166,319	183,987	147,330
Destinations
Interim dividends (1)	107,096	110,246	107,096
Additional proposed dividend	-	18,899	12,599
Reserves for expansion and investments (3)	16,288	16,412	27,635
Extraordinary dividends (2)	42,935	38,430	-
Dividends per ordinary and preferred share	0.48	0.53	0.38

Extraordinary dividends declared relating to previous fiscal years	26,362	43,467	-
Extraordinary dividends per ordinary/preferred share	0.08	0.14	-

(1)	During the year 2025, the Group paid interim dividends, in line with the terms of its Bylaws. The amounts paid were deducted from the calculation of the annual dividend calculated based on the Group’s profit for the year.
(2)	On November 6, 2025, the payment of extraordinary dividends was approved in the amount of R$ 69,297, which R$ 42,935 were allocated from 2025 retained earnings and R$26,362 from profit reserves from prior years.
(3)	The amount of R$ 16,288 recorded under “Reserves for expansion and investments” as of December 31, 2024 (R$ 16,412 as of December 31, 2024 and R$ 27,635 as of December 31, 2023) refers to the result of subtracting the adjusted profit of R$166,319 (R$ 183,987 as of December 31, 2024 and R$ 147,330 as of December 31, 2023), with interim dividend payments made in the year R$ 107,096 and R$ 31,499 (R$ 78,747 and R$ 31,499 as of December 31, 2024 and R$ 25,199 and R$ 81,897 as of December 31, 2023) and extraordinary dividends of R$ 42,935 (R$ 38,430 as of December 31,2024).

13.	Revenue

The following summary discloses the service revenues (revenue from contracts with customers) and net interest revenue (expense) and gains (losses) on financial instruments, that composes the consolidated total revenue disaggregated by line of business:

	12/31/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	304,002	-	304,002
Treasury Sales & Structuring	30	86,633	86,663
Investments and Wealth Management	15,772	-	15,772
Capital Remuneration	-	124,943	124,943
Total	319,804	211,576	531,380

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

	12/31/2024
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	352,818	-	352,818
Treasury Sales & Structuring	4	88,328	88,332
Investments and Wealth Management	12,000	-	12,000
Capital Remuneration	-	128,069	128,069
Total	364,822	216,397	581,219

	12/31/2023
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	240,678	-	240,678
Treasury Sales & Structuring	19	65,081	65,100
Investments and Wealth Management	5,968	-	5,968
Capital Remuneration	-	124,067	124,067
Total	246,665	189,148	435,813

14.	Net interest revenue (expense) and gains (losses) on financial instruments

Consolidated	12/31/2025	12/31/2024	12/31/2023
Interest revenues
- Income from loans	56,594	17,866	45,612
- Income from guarantees granted	2,118	1,961	1,751
Financial assets
- At amortized cost	13,708	-	-
- At fair value through profit or loss	1,911,922	1,382,973	1,300,960
Total interest revenues	1,984,342	1,402,800	1,348,323

Interest expenses
- Funding expenses	(1,627,750)	(1,028,134)	(923,076)
- Positive fair value - funding (Hedged Item)	200	(340)	(2,514)
Financial assets
- At fair value through profit or loss	(372,108)	(1,060,311)	(180,712)
Total interest expenses	(1,999,658)	(2,088,785)	(1,106,302)

Net gains (losses) from operations in foreign currency
Foreign exchange income	51,297	105,494	88,255
Foreign exchange expenses	(35,188)	(65,278)	(98,592)
Total	16,109	40,216	(10,337)
Gains (losses), net of financial assets and liabilities at fair value through profit or loss
Income from derivative operations	10,092,916	5,541,317	4,873,458
Expenses on derivative operations	(9,882,133)	(4,679,151)	(4,915,994)
Total	210,783	862,166	(42,536)

Net interest revenue (expense) and gains (losses) on financial instruments	211,576	216,397	189,148

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

15.	Administrative expenses

Consolidated	12/31/2025	12/31/2024	12/31/2023
Data processing expenses	11,701	9,549	9,686
Financial system service expenses	8,967	8,518	5,463
Promotion and public relations expenses	3,206	2,472	1,624
Amortization and depreciation expenses	10,837	7,509	6,727
Communication expenses	4,656	4,555	3,944
Rent expenses	3,933	4,457	3,805
Other tax expenses	6,435	2,960	3,357
Expenses with outsourced services	54,909	85,131	27,711
Travel expenses	5,524	2,884	2,435
Other expenses	8,806	8,623	7,293
Total	118,974	136,658	72,045

16.	Tax expenses

Consolidated	12/31/2025	12/31/2024	12/31/2023
Revenues from rendering of services
- PIS	3,061	3,426	2,455
- COFINS	14,801	16,039	11,541
- ISS	15,623	17,977	12,101
Income (loss) from financial instruments net of interest
- PIS	1,110	1,064	1,564
- COFINS	6,815	6,546	9,044
Total	41,410	45,052	36,705

17.	Income taxes

a.	Current taxes

Consolidated	12/31/2025	12/31/2024	12/31/2023
Profit before income tax and social contribution	232,651	239,430	200,229
Total income tax and social contribution charge at current rates (34%)	(79,078)	(81,406)	(68,078)
Effect of additions and deductions on the calculation of taxes:
Permanent additions/(exclusions)	(189)	1,359	169
Current year temporary differences for which no deferred tax assets are recognized	575	187	(104)
Other (1)	21,114	34,100	22,868
Income tax and social contribution in the years	(57,578)	(45,760)	(45,145)
Effective rate	24.7%	19.1%	22.5%
Deferred income tax and social contribution	(32,459)	(12,199)	6,349
Current income tax and social contribution	(25,119)	(34,873)	(52,529)
Income tax and social contribution for prior years (2)	-	1,312	1,035
Income tax and social contribution in the years	(57,578)	(45,760)	(45,145)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Soluções de Capital Ltda., BR Partners Corretora de Seguros Ltda. and BR Partners Assessoria Financeira Rio de Janeiro Ltda.); and (ii) tax rate difference of subsidiaries.
(2)	Adjustment of tax payments for previous periods.

b.	Deferred taxes

	12/31/2024	Constitution	Realization / (Write-off)	12/31/2025
Temporary differences	33,178	10,272	(29,946)	13,504
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	13,750	(12,502)	8,874
Tax loss and negative basis of social contribution	54,835	52,153	(36,941)	70,047
Total deferred tax assets	95,639	76,175	(79,389)	92,425
Deferred tax obligations on fair value of financial assets and other	148,099	87,706	(59,709)	176,096
Total deferred tax liabilities	148,099	87,706	(59,709)	176,096
Total net deferred tax assets (liabilities)	(52,460)	(11,531)	(19,680)	(83,671)

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

	12/31/2023	Constitution	Realization / (Write-off)	12/31/2024
Temporary differences	19,282	32,126	(18,230)	33,178
Adjustment to fair value of financial assets recorded in other comprehensive income	2,887	9,654	(4,915)	7,626
Tax loss and negative basis of social contribution	3,060	67,205	(15,430)	54,835
Total deferred tax assets	25,229	108,985	(38,575)	95,639
Deferred tax obligations on fair value of financial assets and other	70,228	102,225	(24,354)	148,099
Total deferred tax liabilities	70,228	102,225	(24,354)	148,099
Total net deferred tax assets (liabilities)	(44,999)	6,760	(14,221)	(52,460)

18.	Operating segments

The Group has a single reportable segment as of December 31, 2025, and 2024. This segment offers investment banking services, which are administered and managed according to the products offered.

The following summary of the Group’s business lines describes the main services rendered by the reporting segment of the Group:

●	Investment Banking

Offers financial and strategic advisory services in mergers & acquisitions transactions, sales of shareholdings, fundraising, strategic partnerships, corporate restructuring and financial restructuring. Accordingly, it works with the customer in preparing materials, gathering information, financial modeling, business structuring, contract negotiation and advisory to shareholders and management in all stages of the aforementioned processes.

●	Capital Market

Advises its customers on raising funds from investors through debt instruments. Operates in the structuring and distribution of financial products developed according to each customer’s needs. The area actively participates throughout the process of structuring debt instruments, to guide its customers in the best possible way.

●	Treasury Sales & Structuring

Advises and executes foreign exchange, derivatives and sureties with its corporate and institutional customers. Operates in raising funds from customers and third parties using its treasury products such as Bank Deposit Certificates (CDBs), Real Estate Credit Bills/Agribusiness Credit Bills (LCIs/LCAs) and Financial Bills (LFs). The area is also responsible for treasury management and ALM (Asset and Liability Management) and all accesses to the different primary markets for local and international trading.

●	Investments

Develops advanced investment theses targeting illiquid asset classes, negotiates minority transactions, structures investment vehicles, raises funds from third parties, allocates proprietary capital, provides resource management services for Funds, and contributes to the development strategy of the respective theses. The Group has relationships with a large part of Brazilian family offices and investor bases that commit capital on a recurring basis and allow access to proprietary businesses through the extensive relationship network with local entrepreneurs.

●	Wealth Management

Carries out wealth management through the allocation of investment resources to high-income clients, managing all its clients’ assets. It operates in investment, risk, tax management, real estate planning, and provides administration and family succession services.

●	Capital remuneration

Concentrates the revenues obtained from the construction of the loan portfolio in securities and loans in transition. Additionally, it remunerates capital for the areas that use it (e.g., Investments, Treasury Sales & Structuring).

a.	Geographic segments

The Group’s operations are substantially carried out in Brazil, and it has a company based in Amsterdam, Netherlands, the corporate purpose of which is business management consulting activities. In addition, it also has an investment fund domiciled in the Cayman Islands, the investment strategy of which is to obtain return on marketable securities, including stocks and bonds, currencies, options, futures and other derivatives, focusing on the Brazilian market.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

19.	Other information

a.	Guarantees, sureties and guarantees

Financial guarantees are issued through endorsements and sureties, through the entity BR Partners Banco de Investimento S.A. As of December 31, 2025 and 2024. The amounts are show in the table below:

	12/31/2025	12/31/2024
Bank guarantees provided	158,899	157,118
Provision for financial guarantees provided	(197)	(532)
Total	158,702	156,586

b.	Contingencies

Tax provision

Within the Group, there is no record of being a defendant in any tax-related lawsuit in the years ended December 31, 2025 and 2024.

Civil provision

Within the Group, there is no record of being a defendant in any civil lawsuit in the years ended December 31, 2025 and 2024.

Labor provision

As of December 31, 2025, there is no record of the labor lawsuits classified by Management and our legal advisors as a possible loss (R$ 164 as of December 31, 2024). Labor lawsuits classified as probable losses are recorded in the amount of R$ 566 as of December 31, 2025 (R$ 1,368 as of December 31, 2024).

c.	Third party fund management (unaudited)

The Group manages investment funds and shareholders’ equities under management are:

	Amount under management
Type	12/31/2025	12/31/2024
FIM - Multimarket Investment Fund	2,107,961	1,474,540
Fundo de Investimento em Participações	630,725	437,973
International Investment Fund	699,269	697,742
Domestic Managed Portfolios	308,589	333,808
International Managed Portfolios	2,194,309	2,241,500

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Notes to the consolidated financial statements

(In thousands of reais)

d.	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

●	IFRS 18 – Presentation and Disclosure in Financial Statements: will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements.

-	Entities are required to classify all income expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

-	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

-	Enhanced guidance is provided on how to group information in the financial statements.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact of how information is grouped in the financial statements, including for items currently labelled as “other”.

●	IFRS 19 – Subsidiaries without Public Accountability - Disclosures: this new standard permits an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. This new standard is not expected to have an impact or a significant impact on BR Partners Group´s consolidated financial statements.

●	Amendments to IAS 21: Lack of Exchangeability is not expected to have a significant impact on the Group’s consolidated financial statements.

●	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments. The requirements will be effective for the annual reporting period beginning on or after January 1, 2026, related to:

-	Setting financial liabilities using an electronic payment system; and

-	Assessing contractual cash flow characteristics of financial assets, including those with sustainability-linked features.

These new amendments are not expected to impact the Group’s consolidated financial statements.